As filed with the Securities and Exchange Commission on October 8, 2026

Registration No. 333-298612

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM S‑1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Amaero Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3390 (Primary Standard Industrial Classification Code Number)	41-5075246 (I.R.S. Employer Identification Number)
130 Innovation Drive SW McDonald, Tennessee 37353 (423) 815-2699 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Hank J. Holland Chief Executive Officer 130 Innovation Drive SW McDonald, Tennessee 37353 (423) 815-2699 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

J. Robert Suffoletta Austin March Wilson Sonsini Goodrich & Rosati, Professional Corporation 900 S. Capital of Texas Highway Las Cimas IV, 5th Floor Austin, TX 78746 (512) 338-5400	Brett Paduch Amaero Inc. 130 Innovation Drive SW McDonald, Tennessee 37353 (423) 815-2699	Brandon J. Bortner Gil Savir Ryan S. Brewer Paul Hastings LLP 2050 M Street NW Washington, D.C. 20036 (202) 551-1700

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Preliminary Prospectus Dated October 8, 2026

3,883,496 shares

Amaero Inc.

Common Stock

This is an initial public offering of shares of common stock of Amaero Inc. We are selling 3,883,496 shares of our common stock.

Depositary interests, referred to as CHESS Depositary Interests (“CDIs”), each representing beneficial interests of 1/40th of a share of our common stock, are listed on the Australian Securities Exchange (“ASX”) under the symbol “3DA.” This prospectus does not constitute an offer to sell, or the solicitation of any offer to buy, any CDIs. On October 5, 2026, the last reported sales price of the CDIs was A$0.185 per CDI (equivalent to approximately $0.13 per CDI or $5.15 per share of common stock, based on the exchange rate of A$1.4382 per $1.00, the noon buying rate in effect on October 2, 2026 as quoted by the Federal Reserve Bank of New York in the United States).

The initial public offering price of our common stock will be determined through negotiations between us and the underwriters and will be based on the last reported trading price of such CDI prior to the pricing of our Common Stock as well as prevailing market conditions and other factors described in “Underwriting” beginning on page 123 of this prospectus, subject to certain restrictions under the rules of the ASX (see “Risk Factors—Our ability to raise additional capital may be significantly limited by the ASX Listing Rules that limit the amount of common stock that we are permitted to issue without stockholder approval.”).

Prior to this offering, there has been no public market for our common stock. We have applied to list our common stock on the Nasdaq Capital Market (the “Nasdaq”) under the symbol “AMRO.”

We are an “emerging growth company” and a “smaller reporting company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements in this prospectus and may elect to do so in future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

Investing in our common stock involves a high degree of risk. See the section titled “Risk Factors” beginning on page 17 of this prospectus before making an investment decision regarding our common stock.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Amaero Inc.	$	$

(1)
See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters an option to purchase up to an additional 582,524 shares of our common stock from us at the initial public offering price, less the underwriting discounts and commissions.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment on , 2026.

Joint Bookrunning Managers

Baird	Lake Street

Prospectus dated , 2026

First-Mover Advantage and Scale Position

An Amaero technician fabricates a PM-HIP can to be filled with metal powder at our Tennessee facility.

Superior Technology: EIGA Premium Advantage

Our EIGA Premium atomizer melts solid bar feedstock by induction and atomizes the melt stream with inert gas to produce spherical metal powder.

Qualification Moat and Technical Barriers

Atomized metal powder is sieved into specified particle size distributions on our classification line for discharge into sealed containers for testing and shipment to customers.

Domestic Supply Chain Sovereignty

Two 12-ton overhead bridge cranes span the production bay at our Tennessee facility and handle PM-HIP components through the entire fabrication process.

EIGA #3

Specialized Technical Talent and Process Know-How

An EIGA operator controls a run at our EIGA Premium atomizer, monitoring melt and gas parameters from the control interface.

Neither we nor any of the underwriters have authorized anyone to provide you with information that is different than the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters take any responsibility for, and cannot provide any assurance as to the reliability of, any other information that others may give you. The information contained in this prospectus or in any applicable free writing prospectus is accurate only as of the date of this prospectus or such free writing prospectus, as applicable, regardless of the time of delivery of this prospectus or any such free writing prospectus or of any sale of the securities offered hereby. Our business, operating results, financial condition and prospects may have changed since that date.

For investors outside of the United States: This prospectus is an offer to sell only the securities offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. Neither we nor any of the underwriters have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons who have come into possession of this prospectus in a jurisdiction outside the United States are required to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

Basis of presentation

Our business was founded in 2013 through Amaero Engineering Pty Ltd, an Australian company. Amaero International Limited was incorporated in Australia on May 17, 2019, and Amaero Engineering Pty Ltd became a wholly owned subsidiary of Amaero International Limited. On December 5, 2019, we completed our initial public offering in Australia and became publicly listed on the ASX under the ticker “3DA,” and we changed our name to Amaero Ltd effective April 1, 2025. On February 20, 2026, we formed Amaero Inc., a Delaware corporation, for the purpose of redomiciling Amaero Ltd in the United States (the “Redomiciliation”), and on June 22, 2026, we completed the Redomiciliation, with Amaero Ltd becoming a wholly owned subsidiary of Amaero Inc. As used in this prospectus, unless the context otherwise requires, references to “Amaero,” the “Company,” “we,” “us,” and “our” refer to (i) prior to the date of the Redomiciliation, Amaero Ltd and its consolidated subsidiaries, or either or all of them as the context may require, and (ii) following the date of the Redomiciliation, Amaero Inc. and its consolidated subsidiaries, or either or all of them as the context may require.

i

The consolidated financial statements include the accounts of Amaero Inc. Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). Our fiscal year ends on December 31 of each year. Our most recent fiscal year ended on December 31, 2025.

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Percentage amounts included in this prospectus have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements included elsewhere in this prospectus. Certain other amounts that appear in this prospectus may not sum due to rounding.

Trademarks and tradenames

We use Amaero, the Amaero logo and other marks as trademarks in the United States and other countries. This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks, and trade names referred to in this prospectus, including logos, artwork, and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other entities’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other entity.

ii

MARKET, INDUSTRY AND OTHER DATA

This prospectus includes statistical data, estimates and forecasts regarding our industry and the markets in which we operate. Unless otherwise indicated, information concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity and market size, are based on our management’s knowledge and experience in the markets in which we operate, together with currently available information obtained from various sources, including publicly available information, industry reports and publications, surveys, our buyers and sellers, trade and business organizations and other contacts in the markets in which we operate.

In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets in which we operate. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Market and industry data is subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of such data. In addition, projections, assumptions and estimates of the future performance of the markets in which we operate are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us. As a result, you should be aware that market, ranking and other similar industry data included in this prospectus, and estimates and beliefs based on that data, may not be reliable. We are responsible for all of the disclosures contained in this prospectus and our use of third-party market data in preparing such disclosures and we believe the information from the industry publications and other third-party sources included in this prospectus is reliable, though we have not independently verified the accuracy or completeness of the data contained in such sources.

The source of market data and certain other statistical data, estimates and forecasts contained in this prospectus are based on a variety of sources, including the following independent industry publications, government publications and other published independent sources:

•
Department of Energy, Market Research Study, U.S. Forging Industry, August 2022
•
Dataintelo, Refractory Metal Alloys in Aerospace Market, July 2026
•
Straits Research, North America Powder Metallurgy Market Size, Share & Trends Analysis Report, July 2026
•
SNS Insider, Metal Forging Market Size, July 2026

The content of the above sources, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein.

iii

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. It does not contain all the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision.

Overview

We are a leading U.S.-based producer of high-value refractory and titanium alloy spherical metal powders for additive manufacturing (“AM”) and advanced manufacturing, and a pioneer in Powder Metallurgy Hot Isostatic Pressing (“PM-HIP”) manufacturing of large near-net-shape components. With manufacturing and corporate headquarters in Tennessee, we occupy a strategically critical position at the intersection of U.S. national security priorities, AM technology, and the domestic reshoring of imperative U.S. supply chains.

Our core technology platform centers on the Electrode Induction Melting Inert Gas Atomizer (“EIGA”), an advanced crucible-free gas atomization technology designed for the production of high-purity titanium and refractory alloy powders (“EIGA Premium”). Because the molten metal resulting from the EIGA process does not contact other materials during the melting process, the EIGA helps minimize contamination and produces metal powders with a high level of purity and consistency. To our knowledge, our EIGA Premium configuration is the only such system operating in the United States. We produce high-purity spherical metal powders specifically engineered for laser powder bed fusion (“LPBF”) 3D printing of mission-critical components — particularly for hypersonic weapons systems, satellite propulsion, strategic missiles, aerospace, and medical applications. Our powder portfolio encompasses niobium, tungsten, tantalum, molybdenum, rhenium, zirconium, and titanium alloy powders.

Through our PM-HIP manufacturing process, we produce large, complex, near-net-shape powder metallurgy parts with forged-equivalent material properties and microstructure, providing a technically mature and scalable alternative to the strained domestic supply chain for large-scale castings and forgings. This capability is particularly relevant to the U.S. Navy’s submarine industrial base, where capacity constraints for large components represent a critical bottleneck to shipbuilding program objectives.

We have built a strong reputation for delivering mission-critical materials and parts on time and to customer specification with leading organizations in defense, aerospace, and advanced manufacturing. We have entered into exclusive or preferred supplier arrangements and long-term supply and strategic development agreements with organizations such as ADDMAN Group, one of the largest U.S. domestic metal additive manufacturers, Velo3D, a “Made in USA” leader in AM technology, and Titomic Limited, a global leader in cold spray AM technology, among others.

Following a three-year capital investment program of approximately $45.9 million, we believe we are at an inflection point as our business transitions from onshoring our manufacturing facilities to revenue growth and margin expansion.

Industry and Market Background

The Strategic Imperative for Domestic Advanced Materials

The U.S. defense industrial base faces a structural vulnerability that has developed over several decades: a pronounced reliance on foreign sources — particularly China and other potentially adversarial nations — for critical minerals and the advanced materials derived from them. This vulnerability extends to the processing, atomization, and qualification of high-performance metal powders essential for next-generation weapons systems, propulsion platforms, and space technologies.

Refractory alloys occupy a particularly sensitive position within the U.S. aerospace and defense supply chains. For example, Niobium C103 (“C103”) is a refractory alloy used in rocket nozzles, satellite thrusters, hypersonic components, and jet engine afterburner flaps due to its unique combination of properties, including its high melting point, low density, strength retention at elevated temperatures, ductility at room temperature, and weldability. Prior to our commissioning of domestic C103 powder production capacity, qualified domestic sources of C103 additive manufacturing powder were limited, creating potential supply-chain risks for critical aerospace and defense programs.

Titanium alloys are similarly essential to the U.S. aerospace and defense supply chains. Titanium is indispensable for aircraft structures, jet engine components, missile systems, ordnance, and medical implants due to its strength-to-weight ratio, corrosion resistance, high-temperature performance, and biocompatibility. The adoption of additive manufacturing for titanium components has accelerated substantially, as AM reduces the traditional buy-to-fly ratio, dramatically lowering material waste, lead times, and total unit costs. The United States is highly dependent on imports of titanium alloys, and we believe we add a critical source of domestic supply to help address significant existing supply chain risks.

We believe recent policy developments have created an environment that is primed to catalyze investment in domestic AM capability. These policy developments include, among others, the identification of AM and domestic advanced material production as priorities by the National Defense Industrial Strategy (“NDIS”); the passage of the 2026 National Defense Authorization Act, requiring the Department of War (“DoW”) to develop advanced manufacturing guidance; and the implementation of the Make More in America (“MMIA”) initiative by the U.S. Export-Import Bank (“EXIM Bank”) to address long-term weaknesses in U.S. supply chains caused by decades of underinvestment and offshoring.

U.S.-based purchasers of advanced materials are increasingly including U.S.-only sourcing clauses, and reshoring has been a priority of the Trump administration, which is expected to benefit domestic powder producers and PM-HIP manufacturers who can fill supply chain gaps previously served by non-U.S. suppliers. For PM-HIP, investment and interest are being driven by the aerospace and energy sectors that are themselves beneficiaries of the Trump administration’s push to strengthen the domestic defense and industrial base, which is expected to result in U.S.-based PM-HIP manufacturers realizing significant benefits from the broader policy direction, even as the sector navigates near-term input cost volatility.

When taken together with the several executive orders promoting advancement of domestic AM capability and other initiatives by the Trump administration, including improved regulatory mitigation and targeted tariff policies, we believe that establishing industrial policy and supply chain sovereignty are national security priorities and economic objectives.

Addressing the Castings and Forgings Bottleneck through PM-HIP

The limited availability of U.S. domestic large-scale casting and forging is an additional structural vulnerability that has negatively impacted the U.S. defense industrial base in recent years. In particular, the domestic forging and casting base for stainless steel, nickel superalloy, and specialty metal components, which is essential to manufacturing naval propulsion and submarine components, has contracted significantly over the past several decades due, in part, to offshoring. The limited domestic supply chain presents a direct threat to the Navy’s submarine production targets, which are central to the NDIS.

We believe our PM-HIP manufacturing offers a technically mature and scalable solution that has the potential to meaningfully alleviate the structural vulnerability posed by the limited availability of U.S. domestic large-scale casting and forging. By consolidating metal powder within precision-engineered tooling under simultaneous high temperature and isostatic pressure, PM-HIP produces fully dense, near-net-shape components with forged-equivalent material properties and microstructure, meaning a higher performance in quality and structural integrity. The process eliminates internal voids and maintains a fine microstructure through plastic deformation, creep, and diffusion bonding — achieving mechanical properties that are in many cases superior to conventional cast equivalents, while enabling complex geometries not achievable by traditional forging.

Market Opportunity

We evaluate our total U.S. addressable market by reviewing the estimated current and future U.S. addressable markets of the three product categories we directly serve—titanium additive manufacturing powder, refractory additive manufacturing powder, and PM-HIP components—each of which is expected to grow due to, among other things, rising defense spending, accelerating adoption of additive manufacturing, and reshoring of critical supply chains:

•
Titanium powder: The U.S. addressable market for titanium additive manufacturing powder is estimated to be approximately $464.8 million in 2026, growing to approximately $803.5 million by 2030, representing a compound annual growth rate (“CAGR”) of approximately 14.7% from 2026 to 2030, according to a July 2026 Straits Research report. We believe growth is being driven by the accelerating adoption of additive manufacturing across defense, aerospace, medical device manufacturing and civilian firearms—including for aircraft structures, jet engine components, missile systems, ordnance and medical implants—and by the ability of additive manufacturing to reduce the traditional buy-to-fly ratio.
•
Refractory powder: The U.S. addressable market for refractory additive manufacturing powder is estimated to be approximately $191.8 million in 2026, growing to approximately $242.6 million by 2030, representing a CAGR of approximately 6.0% from 2026 to 2030, according to a July 2026 Dataintelo report. We believe growth is being driven by demand for high-performance refractory alloys used in rocket nozzles, satellite thrusters, hypersonic components and jet engine afterburner flaps, and by additive manufacturing increasingly displacing conventional fabrication in aerospace and defense.
•
PM-HIP components: Based on management’s estimates, we believe the U.S. PM-HIP market we serve—the near-net-shape PM-HIP components market, a distinct subset of the broader total hot isostatic pressing (HIP) market, which itself is a distinct subset of the total U.S. metal forging market of $17.4 billion as of 2025, according to a July 2026 SNS Insider report—to be approximately $80 million in 2026, growing to approximately $450 million by 2030, representing a CAGR of approximately 54.0% from 2026 to 2030. We believe growth is being driven by defense and energy customers seeking to overcome the persistent shortage of large-scale domestic casting and forging capacity, particularly across the U.S. naval and maritime industrial base; PM-HIP directly addresses this bottleneck by producing fully dense, near-net-shape components with forged-equivalent material properties, on shortened production cycles and in geometries not achievable through traditional forging.

In aggregate, we estimate the total U.S. addressable market for these three categories at approximately $736.6 million in 2026, growing to approximately $1,496.1 million by 2030, representing a CAGR of approximately 19.4% from 2026 to 2030.

Since January 1, 2026, Velo3D and SBO AG, which is the parent company of our customer Knust-Godwin, and at least two additional U.S.-based companies have announced plans to expand their U.S. operations to increase their metal printer capacity, which we believe is indicative of potential growth in demand for titanium and refractory powders.

Our Solution

We aim to address critical gaps in the supply chain by building resilient, integrated, and scalable U.S.-domestic industrial production and supply chains. Fragmented supply chains introduce variability at each step, from feedstock mining to powder atomization to component production, causing inconsistent performance and higher scrap rates for original equipment manufacturers in regulated sectors. As industries are pushed to integrate more advanced alloys, the lack of fully integrated suppliers is expected to result in costly bottlenecks and limit commercialization.

We offer the following products:

•
Specialty Metal Powder Production: The production and sale of high-purity, spherical refractory, and titanium alloy powders for additive manufacturing and advanced manufacturing applications in defense, aerospace, space, medical, and consumer sectors.
•
PM-HIP Manufacturing: The production and sale of large, near-net-shape powder metallurgy components with forged-equivalent material properties for demanding, critical applications in defense, aerospace, space, energy, and industrial sectors.

These two product categories are strategically complementary: powder production establishes us as a leading domestic source of critical alloy feedstock for AM, while PM-HIP manufacturing leverages our powder metallurgy expertise and customer relationships to provide manufacturing capacity capable of addressing the current lack of U.S. domestic large-scale casting and forging.

We believe we are well positioned at the intersection of materials science and manufacturing, with scaled U.S. production of high-value refractory and titanium alloy spherical powders and differentiated PM-HIP capability for near-net-shape parts.

Our Strategy

We expect to drive stockholder value based on our strategic position as a critical U.S. domestic supplier of high-value refractory and titanium alloy powders and producer of near-net-shape powder metallurgy components to the U.S. defense, aerospace, space, medical, consumer, energy, and industrial sectors.

We believe we are well positioned to benefit from the powerful macro-trends of U.S. re-industrialization and the strengthening of domestic supply chains. This “onshoring” is a vital response to increasing geopolitical instability and the vulnerabilities exposed by recent global disruptions, such as military conflict in the Middle East and tariffs and trade restrictions. The U.S. government and key industries are actively seeking to reduce reliance on foreign supply chains to ensure national security and maintain operational resilience, with the goal of safeguarding the continuous supply of mission-critical materials and components, particularly within the defense and aerospace sectors, which are essential for national security.

Our advanced materials and manufacturing capabilities directly address this imperative. We possess premium technology, including, to our knowledge, the only EIGA Premium system configuration of its kind currently operating in the United States, and PM-HIP. By expanding our production capacity and utilizing this differentiated technology, we believe we are positioned to become a critical contributor to the U.S. defense industrial base. With an experienced leadership team guiding us toward commercial production, we believe we are poised to capitalize on the strong demand for domestically sourced, high-performance materials and large, complex, near-net-shape powder metallurgy parts.

The key elements of our strategy are:

Target High-Margin Growth with Specialized Materials

Our strategy is to achieve resilient, high-margin growth by focusing on two complementary revenue streams: (i) the production of ultra-clean, high-purity refractory and titanium alloy powders, and (ii) high-value manufacturing of large, near-net-shape components with our PM-HIP capabilities. Our goal is to continue to operate the largest U.S. domestic production capacity for refractory and titanium spherical powders with full feedstock traceability and to further expand our capacity to meet market opportunities.

We have strategically prioritized refractory and titanium alloy powder as a core driver of our expected growth, as such powder is vital for extreme-temperature applications like hypersonic missiles, missile defense, space, and energy applications that are becoming more prevalent. We believe our strategic advantage as an agile, lower cost U.S. domestic producer of refractory and titanium alloy powders will enable us to maximize our share of this market demand and address critical supply chain needs.

Align with U.S. Re-industrialization and Defense Requirements

A core element of our strategy is to align our operations with the U.S. government’s initiative to onshore critical manufacturing capabilities. Amid geopolitical tensions and supply chain vulnerabilities, we have and intend to continue to focus on expanding our ability to deliver domestically sourced and manufactured high-performance refractory and alloy powders, filling a vital gap in the U.S. domestic supply chain for mission-critical programs like hypersonic and strategic missiles, while also continuing to source cost-effective raw materials across the global supply chain, including the People’s Republic of China (“PRC”). Our goal in relocating to the United States in July 2023 was to move ahead of larger multinational companies that are only now seeking to re-establish their U.S. manufacturing capabilities. To our knowledge, we are the only manufacturer currently operating a gas atomizer dedicated to supplying refractory and titanium alloy powders in the United States, which both advances U.S. priorities to reduce reliance on China and Russia for critical materials and is consistent with our strategy to align our operations with the DoW’s re-industrialization policies.

Leverage Commercial Scale Operations

We have pursued and achieved full commercial-scale production, a pivotal transition that allows us to develop improved costs and margin economics as volume demand increases. With over $100.0 million raised since May 2022 and approximately $87.8 million in tangible assets, including $17.6 million of cash, cash equivalents, and restricted cash, each as of June 30, 2026, we believe that we are well-capitalized to continue to scale production. The commissioning of our third advanced atomizer in Tennessee in June 2026, which is dedicated solely to titanium alloy powder production, doubles our titanium powder production capacity and represents a key step in our strategic pursuit of increasing our high-value powder production capacity. Our first atomizer is dedicated to refractory alloy powders, while our second and third atomizers are dedicated to titanium alloy powders. Our fourth atomizer, which has been ordered and is expected to be commissioned in June 2027, is also expected to be dedicated to titanium alloy powder production. We intend to deploy the additional titanium capacity to capture a greater share of the high-margin titanium powder market, capitalize on superior pricing and meet increasing U.S. defense and aerospace demand.

Pursue Long-term Commercial Agreements

Our expansion strategy is to secure key agreements that de-risk the commercialization phase by providing a tangible demand pipeline. Our expansion has included a multi-year exclusive supply agreement with Velo3D, a five-year preferred supplier agreement with ADDMAN Group and its subsidiaries, including Castheon and Keselowski Advanced Manufacturing where we are their primary supplier of C103 and refractory AM powder, a five-year exclusive supplier agreement for refractory and titanium alloy spherical powders with Titomic, a leader in cold spray production of critical components, a three-year exclusive distribution agreement with United Performance Metals, and a five-year supply agreement with Knust-Godwin. As of September 30, 2026, our backlog under these agreements and others was $13.4 million across 18 unique customers. We believe that successfully executing under our existing commercial contracts and pursuing additional agreements will further validate our operational abilities through demonstrated performance and unlock additional growth opportunities, including in the aerospace, defense, and medical applications.

Maintain Technological Advantage

We believe our early adoption of EIGA Premium atomizers provides us with advanced technical manufacturing capabilities not available to other U.S. producers.

Our technological advantage is validated by organizations such as NASA Glenn Research Center and the Air Force Research Laboratory, which have determined that only EIGA technology is capable of the qualification and scaled production of C103 and refractory alloys due to their high melting temperatures. Our EIGA Premium capabilities provide both the high purity and scalability necessary to meet the demanding requirements of the U.S. defense sector. As new technologies and methods arrive and become available, we intend to evaluate their ability to provide us cost-efficient products in the AM and advanced manufacturing industries.

Furthermore, we plan to continue to expand our expertise in PM-HIP allowing us to produce large, near-net-shape components with properties equivalent to traditional forgings, alleviating major supply chain bottlenecks for large-scale parts.

Competitive Strengths

First-Mover Advantage and Scale Position

We have spent approximately $45.9 million over the past three years to establish the only U.S. domestic atomization capacity specifically dedicated to refractory alloys and the largest total domestic capacity for spherical refractory and titanium alloy powders. In connection with our expansion efforts, we have realized net losses from continuing operations of $13.4 million for the six months ended June 30, 2026, and $18.5 million and $13.4 million for the years ended December 31, 2025 and 2024, respectively. As of June 30, 2026, our total indebtedness was $19.6 million and our cash and cash equivalents were $13.6 million.

We have acquired and commissioned three EIGA Premium atomizers and are currently contracted for and expect to commission a fourth in June 2027. Our current annual production capacity of 680 metric tons, with a maximum capacity of 720 metric tons based on product mix, represents greater scale than any other known domestic competitor, and our annual planned production capacity is expected to increase to 920 metric tons, with a maximum capacity of 960 metric tons, when our fourth atomizer is commissioned. In addition to the significant investments we made to build out our production capacity, we have obtained significant expertise and know-how relating to the optimization and calibration of our EIGA Premium systems, which we believe results in meaningful cost and production advantages beyond the underlying equipment specifications and would take substantial time for competitors to replicate if they chose to commission the same equipment. We believe our first-mover position is reinforced by the significant time, capital, and customer qualification requirements associated with establishing competitive atomization capacity. In aerospace and defense applications, qualification programs can require multiple years of testing and validation, creating substantial barriers to entry for new market participants.

Superior Technology: EIGA Premium Advantage

Based on performance specifications published by the manufacturer of our gas atomizers, EIGA Premium technology is designed to provide approximately twice the usable powder yield using half the gas when compared to conventional EIGA atomizers. This efficiency delivers a structural cost advantage over manufacturers that deploy conventional EIGA atomizers and compounds as production volumes increase. We expect our cost savings to further increase as our argon recycling system becomes operational, with estimated argon gas costs estimated to decrease by at least 77% over the first year. The combination of EIGA Premium technology and our argon recycling is expected to make our unit cost structure among the most competitive in the allied world for high-quality refractory and titanium alloy spherical powders.

Qualification Moat and Technical Barriers

Aerospace and defense customers require extensive material qualification before they can incorporate materials into their products. Obtaining these qualifications requires a multi-year process involving intensive technical collaboration between the producer of the materials and either the end-user or the Tier 1 manufacturer. We have completed qualification of our C103 powder with ADDMAN/Castheon and Auburn University’s National Center for Additive Manufacturing Excellence (“NCAME”), our Ti-64 powder with Velo3D. In our PM-HIP components business, we have collaborated with Bechtel Plant Machinery, Inc. (“BPMI”), a DoW prime contractor, and the U.S. Navy for over two years across development, demonstration and first-article programs, and we have been awarded a low-rate-initial-production contract to produce components in support of the U.S. submarine industrial base, and we intend to continue to qualify additional PM-HIP components with BPMI. These qualifications represent years of collaborative technical investment, and replacement would require high transition costs and significant time.

Strategic Government and Customer Relationships

EXIM Bank’s MMIA loan to us—the sixth MMIA loan approved and the first to support advanced materials and AM—provides not only non-dilutive capital but represents a U.S. government endorsement of our strategic role. We believe the U.S. Navy’s Letter of Support for the development of our PM-HIP manufacturing provides a similarly significant endorsement of our strategic importance to the U.S. defense industrial base. These government endorsements, combined with our proximity to Oak Ridge National Laboratory and our Special Advisor relationship with Lieutenant General (ret.) H.R. McMaster, provide us with critical insight and access to the U.S. defense ecosystem.

Domestic Supply Chain Sovereignty

U.S. defense procurement policy has progressively resulted in domestic sourcing preferences for critical materials, with congressional action and DoW acquisition policies creating increasing barriers to foreign-sourced specialty metals and advanced materials. Our titanium bar feedstock is sourced and processed in compliance with Defense Federal Acquisition Regulation Supplement (“DFARS”), with full traceability from raw material through finished powder. We believe these same attributes position our titanium powders as a DFARS-compliant domestic source of supply, because our domestic atomization independently qualifies our titanium powders as “produced” in the United States, regardless of where the titanium bar feedstock is sourced. See “—Regulatory—Defense Procurement.” Our Tennessee manufacturing facility operates entirely within the United States, and our powders and PM-HIP components are produced, tested, and being qualified domestically. Our feedstock traceability, domestic manufacturing base, and AS9100D quality certification position us favorably relative to foreign competitors seeking to access the U.S.

market. As Foreign Ownership, Control, and Influence (“FOCI”) mitigation requirements are applied with increasing frequency to defense contractors and their supply chains, our structure as a U.S.-incorporated, U.S.-operating entity reduces the ownership and control risks that continue to complicate procurement relationships involving foreign suppliers.

Specialized Technical Talent and Process Know-How

Producing commercially viable reactive metal powders and qualifying PM-HIP components for defense and aerospace applications requires deep, specialized expertise in powder metallurgy, atomization process tuning, metallurgical modeling, and PM-HIP can design. Our technical team includes senior leaders with prior experience at leading metal and powder producers, national laboratories, and aerospace research institutions. We believe the limited number of qualified professionals and the multi-year process necessary to assemble and integrate a team with similar technical expertise represents a significant barrier to competitive entry that complements the qualification barrier and significant capital investment requirements described above.

Alignment of Interests

Our directors and executive officers, including Hank J. Holland, our Chief Executive Officer,Eric Bono, our Chief Technology Officer, and Brett Paduch, our Chief Financial Officer, beneficially owned an aggregate of approximately 35.5% of the shares of our outstanding common stock prior to this offering, based on the number of shares of common stock outstanding as of August 27, 2026. We believe this ownership structure creates meaningful economic alignment among our directors and management team and our stockholders, incentivizing our directors and management team to optimize outcomes for our investors.

Recent Operating Results (Preliminary and Unaudited)

We are in the process of finalizing our operating results as of and for the three months ended September 30, 2026. We have presented below ranges of certain unaudited preliminary results and estimates of selected key business metrics for the three months ended September 30, 2026. These preliminary estimates are based on currently available information and do not present all information necessary for an understanding of our operating results as of and for the three months ended September 30, 2026.

The unaudited preliminary results and estimates reflect the results as of and for the three months ended September 30, 2026. This information has been prepared by, and is the responsibility of, our management. BDO USA, P.C. has not audited, reviewed, examined, compiled, nor applied agreed-upon procedures with respect to this preliminary consolidated financial data. Accordingly, BDO USA, P.C. does not express an opinion or any other form of assurance with respect thereto. We will complete the preparation of our interim financial statements as of and for the three months ended September 30, 2026 following the completion of this offering. These estimated metrics should not be viewed as a substitute for our financial statements prepared in accordance with GAAP included in this prospectus.

While we believe that such information and estimates are based on reasonable assumptions and management’s reasonable judgment, it is possible that we or our independent registered public accounting firm may identify such items as we complete our interim financial statements and any resulting changes could be material. Factors that could cause the actual results to differ include (but are not limited to) the discovery of new information that affects accounting estimates and management’s judgments, or impacts valuation methodologies underlying these estimated results and a variety of business, economic and competitive risks and uncertainties, many of which are not within our control, and we undertake no obligation to update this information, except as required by law. Among other things, such results reflect that we did not produce titanium during the quarter until late July, prior to which we were concluding a comprehensive facility and process safety review and implementing the resulting improvements and remediations. In addition, we commissioned a custom-designed and fabricated titanium powder sieving system during the month of August 2026. While these events led to lower titanium production and adversely impacted gross margins during the quarter, the expanded sieving system coupled with our third EIGA commissioned in June expanded our titanium throughput capacity by approximately 100%. These preliminary estimates are not necessarily indicative of any future period and should be read together with the sections titled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

Adjusted EBITDA is a non-GAAP supplemental financial measure and Backlog is a Key Performance

Indicator. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators and Non-GAAP Financial Measures” for additional information as to how we define Adjusted EBITDA and Backlog, the reasons why we include these measure and certain limitations to their use.

Although the financial results for the three months ended September 30, 2026 are not yet finalized, we estimate that the financial results will fall within the following ranges, as compared to the three months ended September 30, 2025:

	Three Months Ended September 30,
	2026 (Estimated)		2025 (Actual)
	High	Low
(in thousands)
GAAP Financial Measures:
Revenue	$4,120	$3,960	$3,050
Cash and cash equivalents	$4,960	$4,950	$31,927
Net loss attributable to Amaero Inc. stockholders	$(9,070)	$(9,500)	$(4,096)
Other Key Performance Indicators and Non-GAAP Financial Measures:
Backlog(1)	$13,440	$13,430	$4,806
Net cash used in operating activities	$(6,350)	$(6,540)	$(7,295)
Adjusted EBITDA(2)	$(7,240)	$(7,610)	$(3,072)

(1)
See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Backlog” for more information.
(2)
Adjusted EBITDA is a non-GAAP financial measure. We define “Adjusted EBITDA” as income (loss) from continuing operations before interest, taxes, depreciation, and amortization, further adjusted to remove the impact of stock-based compensation, and costs related to the Redomiciliation, this offering and preparation for this offering. For additional information, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators and Non-GAAP Financial Measures—Non-GAAP Financial Measures”.

Reconciliation of Net Loss to Adjusted EBITDA

The following table provides a reconciliation from our preliminary estimates of net (loss) income to preliminary estimates of Adjusted EBITDA for the three months ended September 30, 2026 (at the low end and high end of the estimated ranges set forth above) and the three months ended September 30, 2025.

	Three Months Ended September 30,
	2026 (Estimated)		2025 (Actual)
	High	Low
(in thousands)
Loss from continuing operations	$(9,080)	$(9,500)	$(4,097)
Interest income	$100	$90	$168
Interest expense	$(470)	$(480)	$(132)
Income tax (benefit) expense	$-	$-	$-
Depreciation & amortization	$(590)	$(600)	$(369)
Stock-based compensation	$(320)	$(330)	$(692)
IPO-related costs(1)	$(560)	$(570)	$-
Adjusted EBITDA	$(7,240)	$(7,610)	$(3,072)

(1)
Represents non-ordinary course costs incurred related to the Redomiciliation and preparation for and costs related to this offering.

Risk Factors Summary

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. The following is a summary of the principal risks we face:

•
We have a history of operating losses, expect to incur continuing losses in the future and will need to obtain additional funding for our operations.
•
Our continued growth depends on our ability to scale our refractory and titanium alloy powder production and PM-HIP manufacturing capacity.
•
Because all of our manufacturing is concentrated at a single facility, any significant disruption at such facility could adversely affect our entire business and financial results.
•
Unanticipated costs or delays associated with our ongoing refractory and titanium alloy powder commercialization and PM-HIP manufacturing may materially and adversely affect our financial condition or results of operations.
•
We may be unable to qualify our PM-HIP components for production, and even after qualification, quality issues could result in significant rework costs or the cancellation of production contracts.
•
Our manufacturing processes are complex and capital intensive and rely on critical, high-cost equipment that is difficult or very costly to replace.
•
Our manufacturing operations expose our business to health and safety risks, and any workplace accidents or safety incidents at our facility could result in significant liabilities, production disruptions, and increased regulatory scrutiny that materially and adversely affect our business and results of operations.
•
We have and will continue to have substantial doubt about our ability to continue as a going concern following the completion of this offering.
•
A considerable portion of our revenue is derived from the sale of defense-related products through various contracts and subcontracts that are subject to risks related to contracts with the U.S. government, including changes in the U.S. political environment and federal policies. These contracts may be suspended, canceled, conditioned, or delayed, which could have an adverse impact on our revenues.
•
Our powder business depends on additive manufacturing systems and processes that we do not control, and technological changes in those systems and processes could reduce demand for our powders.
•
We depend on our ability to successfully access the capital and financial markets. Any inability to access the capital or financial markets may limit our ability to fund our ongoing operations, execute our business plan or pursue investments that we may rely on for future profit and growth.
•
We expect to rely on a limited number of customers for a significant portion of our near-term revenue.
•
If we are unable to protect our intellectual property rights, our business and competitive position could be adversely affected.
•
We may become subject to intellectual property disputes, which are costly and may subject us to significant liability and increased costs of doing business.

•
If our refractory and titanium alloy powders and PM-HIP components fail to meet required customer specifications, our technology and products may become less competitive and our results of operations may be harmed.
•
We are subject to U.S. export control, defense trade and economic sanctions laws, and changes in, or violations of, these laws could restrict our operations, expose us to penalties, and adversely affect our business.
•
We will incur significant costs as a result of operating as a public company with securities listed on exchanges in both the United States and Australia, and our management will be required to devote substantial time to compliance initiatives.
•
Insiders will continue to have substantial influence over us after this offering, which could limit your ability to affect the outcome of key transactions, including a change in control.
•
An active trading market for our common stock on Nasdaq may not be developed or sustained, and the trading price for our common stock may be volatile and affected by economic conditions beyond our control.
•
A significant portion of our total outstanding shares is restricted from immediate resale but may be sold into the market in the near future, which could cause the market price of our common stock to decline significantly, even if our business is doing well.
•
We may not ultimately realize certain expected benefits of our corporate redomicile from Australia to the State of Delaware.
•
The dual listing of our securities in Australia and the United States may adversely affect the liquidity and value of our common stock in the United States.
•
Our ability to raise additional capital may be significantly limited by the ASX Listing Rules that limit the amount of common stock that we are permitted to issue without stockholder approval.
•
We have identified a material weakness in our internal control over financial reporting. If we are unable to remediate this weakness or otherwise fail to maintain proper and effective internal controls, our ability to produce timely and accurate financial statements could be impaired, which could adversely affect our operating results, our ability to operate our business, our stock price and access to the capital markets.
•
Our EXIM Bank Credit Agreement contains financial obligations and restrictive covenants that may limit our operating flexibility, which may adversely affect our business, financial condition, and results of operations.
•
As a result of listing our CDIs on the ASX, we are subject to the ASX Listing Rules, which may strain our resources, divert management’s attention and affect our ability to manage our business or raise additional capital.
•
Investors purchasing shares of our common stock in this offering may not be able to freely sell those shares in Australia during the 12 months after the issue date of those shares in this offering and therefore will not be able to take advantage of any liquidity that may be available for CDIs traded on the ASX during that period, unless an exception applies or the Company is able to rely on applicable legislative relief and lodges a cleansing notice in accordance with Australian regulatory requirements with the ASX.

Our risk factors are not guarantees that no such conditions exist as of the date of this prospectus and should not be interpreted as an affirmative statement that such risks or conditions have not materialized, in whole or in part.

Channels for Disclosure of Information

Investors, the media and others should note that, following the effectiveness of the registration statement of which this prospectus forms a part, we intend to announce material information to the public through filings with the Securities and Exchange Commission (“SEC”), the investor relations page on our website (https://amaeroinc.com), presentations on our website, press releases, public conference calls and webcasts.

The information disclosed by the foregoing channels could be deemed to be material information. However, information disclosed through these channels does not constitute part of this prospectus and is not incorporated by reference herein.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website. Information contained on, or that can be accessed through, our website is not a part of, and is not incorporated into, this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

Corporate Information

Our business was founded in 2013 through Amaero Engineering Pty Ltd, an Australian company. Amaero International Limited was incorporated in Australia on May 17, 2019, and Amaero Engineering Pty Ltd became a wholly owned subsidiary of Amaero International Limited. On December 5, 2019, we completed our initial public offering in Australia and became publicly listed on the ASX under the ticker “3DA,” and we changed our name to Amaero Ltd effective April 1, 2025. On February 20, 2026, we formed Amaero Inc., a Delaware corporation, for the purpose of redomiciling Amaero Ltd in the United States, and on June 22, 2026, we completed the Redomiciliation, with Amaero Ltd becoming a wholly owned subsidiary of Amaero Inc. Our principal executive offices are located at 130 Innovation Drive SW, McDonald, Tennessee 37353. Our telephone number is (423) 815-2699. Our website is https://amaeroinc.com. Information contained on, or that can be accessed through, our website is not a part of, and is not incorporated into, this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). As such, we may take advantage of reduced disclosure and other requirements otherwise generally applicable to public companies, including:

•
presentation in this prospectus of only two years of audited financial statements and related financial disclosure;
•
exemption from the requirement to have our registered independent public accounting firm attest to management’s assessment of our internal control over financial reporting;
•
exemption from compliance with the requirement of the Public Company Accounting Oversight Board (“PCAOB”) regarding the communication of critical audit matters in the auditor’s report on the financial statements;
•
reduced disclosure about our executive compensation arrangements; and
•
exemption from the requirement to hold non‑binding advisory votes on executive compensation or golden parachute arrangements.

We will remain an emerging growth company until the earliest to occur of: (1) the last day of the fiscal year in which we have at least $1.235 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates as of the last day of the most recently completed second quarter; (3) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; and (4) the last day of the fiscal year ending after the fifth anniversary of this offering.

As a result of this status, we have taken advantage of reduced reporting requirements in this prospectus and may elect to take advantage of reduced reporting requirements in our future filings with the SEC. In particular, in this prospectus, we have provided only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations, and we have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies unless it otherwise irrevocably elects not to avail itself of this exemption. We have elected to use this extended transition period for complying with new or revised accounting standards until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. As a result, our consolidated financial statements may not be comparable to the financial statements of companies that comply with new or revised accounting pronouncements as of public company effective dates.

We are also a “smaller reporting company” as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We will continue to be a smaller reporting company in any given year if either (i) the aggregate market value of our common stock that is held by non-affiliates is less than $250 million as of the last day of the most recently completed second quarter or (ii) we have less than $100.0 million in revenue in the most recently completed fiscal year and the aggregate market value of our common stock that is held by non-affiliates is less than $700.0 million as of the last business day of the most recently completed second quarter (in each case, with respect to the aggregate market value of our common stock held by non-affiliates, as measured as of the last business day of the second quarter of such fiscal year). If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10‑K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

THE OFFERING

Common stock offered by us	3,883,496 shares.
Underwriters’ option to purchase additional shares from us	582,524 shares.
Common stock to be outstanding immediately after this offering	27,716,676 shares (or 28,299,200 shares if the underwriters exercise their option to purchase additional shares in full).
Use of proceeds

We estimate that the net proceeds from the sale of shares of our common stock in this offering will be approximately $15.7 million (or approximately $18.5 million if the underwriters exercise their option to purchase additional shares in full), based upon the assumed initial public offering price of $5.15 per share, which is based on the last reported trading price of our CDIs listed on ASX on October 5, 2026, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock in the United States, facilitate future access to the U.S. public equity markets by us, our employees and our stockholders, and increase our visibility in the marketplace. We intend to use up to approximately $10.0 million of the net proceeds of this offering to purchase capital equipment over the next 12 months with the remaining proceeds to be used for general corporate purposes, including working capital, operating expenses, and research and development. Additionally, we may use a portion of the net proceeds to acquire or invest in businesses, products, services or technologies. However, we do not have agreements or commitments for any material acquisitions or investments at this time. See the section titled “Use of Proceeds.”

Risk factors	See the section titled “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.
Listing & trading symbols	We have applied to have our common stock listed on Nasdaq under the symbol “AMRO. ” Our CDIs are listed on the ASX under the symbol “3DA.”

The number of shares of common stock that will be outstanding immediately after this offering is based on 23,833,180 shares of our common stock outstanding as of June 30, 2026, and excludes:

•
2,132,218 shares of common stock issuable upon the exercise of outstanding options as of June 30, 2026, with a weighted-average exercise price of $8.17 per share;
•
483,307 shares of common stock reserved for future issuance under our Employee Incentive Plan, as amended (the “Plan”), as of June 30, 2026, which number of shares shall no longer be reserved upon the effectiveness of our 2026 Equity Incentive Plan (the “2026 Plan”), at which time we shall cease granting awards under the Plan;

•
4,000,000 shares of common stock reserved for future issuance under the 2026 Plan upon its approval by our stockholders on August 27, 2026; and
•
642,049 shares of common stock issuable upon the exercise of outstanding warrants to purchase CDIs convertible into shares of our common stock as of June 30, 2026, with a weighted-average exercise price of $6.72 per share.

The 2026 Plan provides for annual automatic increases in the number of shares of our common stock reserved thereunder, and the 2026 Plan also provides for increases to the number of shares of our common stock that may be granted thereunder based on shares underlying the awards granted under the Plan that expire, are forfeited or are repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

Except as otherwise indicated, all information in this prospectus assumes or gives effect to the following:

•
conversion of all outstanding CDIs into shares of common stock;
•
no exercise of outstanding options or warrants described above;
•
no exercise of the underwriters’ option to purchase additional shares; and
•
the Redomiciliation as if it had been completed on January 1, 2024.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth a summary of our consolidated financial data as of, and for the periods ended on, the dates indicated. The consolidated statements of operations for the years ended December 31, 2024 and 2025 are derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The condensed consolidated statement of operations data for the six months ended June 30, 2026 and 2025, and the condensed consolidated balance sheet data as of June 30, 2026, are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated financial statements on the same basis as the audited financial statements and have included all adjustments that, in management’s opinion, are necessary to state fairly the information set forth in those condensed consolidated financial statements. You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our historical results are not necessarily indicative of our future results. The summary consolidated financial data in this section are not intended to replace, and are qualified in their entirety by, the consolidated financial statements and condensed consolidated financial statements and related notes included elsewhere in this prospectus.

Consolidated Statement of Operations

(in thousands, except share and per share data)

	Year ended December 31,		Six Months ended June 30,
	2025	2024	2026	2025
Revenue	$6,305	$1,317	$7,397	$1,219
Cost of revenue	11,468	4,160	10,474	4,496
Gross loss	(5,163)	(2,843)	(3,077)	(3,277)
Operating expenses:
Selling, general and administrative expenses	13,400	10,540	9,963	5,816
Research and development expenses	397	541	63	8
Loss on dispositions and impairment	—	—	108	—
Total operating expenses	13,797	11,081	10,134	5,824
Loss from operations	(18,960)	(13,924)	(13,211)	(9,101)
Other income, net	151	159	86	3
Interest income	715	373	389	235
Interest expense	(454)	(2)	(697)	(38)
Total other income (expense), net	412	530	(222)	200
Loss from continuing operations before income taxes	(18,548)	(13,394)	(13,433)	(8,901)
Income tax benefit (expense)	—	—	—	—
Loss from continuing operations	(18,548)	(13,394)	(13,433)	(8,901)
Income from discontinued operations, net of tax	170	669	—	170
Net loss attributable to stockholders(1)	$(18,378)	$(12,725)	$(13,433)	$(8,731)
Basic and diluted net loss per share - continuing operations	$(0.96)	$(0.98)	$(0.56)	$(0.53)
Basic and diluted net income per share - discontinued operations	$0.01	$0.05	$—	$0.01
Basic and diluted net loss per share	$(0.95)	$(0.93)	$(0.56)	$(0.52)
Weighted average shares used in computing net loss per share - basic and diluted(1)	19,296,038	13,610,166	23,819,934	16,733,583

(1)
See Note 5 to our audited consolidated financial statements and Note 5 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our net loss attributable to stockholders and the weighted average shares used in computing net loss per share.

Consolidated Balance Sheet

(in thousands, except share and per share numbers)

	As of June 30, 2026
	Actual	Pro Forma(1)(2)
Assets
Cash and cash equivalents	$13,589	$29,289
Accounts receivable, net	3,325	3,325
Contract assets, net	564	564
Inventories	6,504	6,504
Prepaid expenses	925	925
Deferred offering costs	760	—
Other current assets	617	617
Total current assets	$26,284	$41,224
Property, plant, and equipment, net	45,926	45,926
Operating lease, right-of-use assets	10,000	10,000
Other non-current assets	2,361	2,361
Restricted cash	3,997	3,997
Total assets	$88,568	$103,508
Accounts payable	6,611	6,380
Accrued liabilities	1,817	1,288
Accrued interest	796	796
Contract liabilities	2	2
Operating lease liabilities, current	998	998
Total Current Liabilities	10,224	9,464
Long-term debt, net	19,573	19,573
Operating lease liabilities, non-current	9,721	9,721
Other non-current liabilities	984	984
Total liabilities	40,502	39,742
Stockholders’ equity:
Common stock	—	—
Additional paid-in capital	124,161	139,861
Accumulated deficit	(75,481)	(75,481)
Accumulated other comprehensive loss	(614)	(614)
Total stockholders’ equity	$48,066	$63,766
Total liabilities and stockholders’ equity	$88,568	$103,508

(1)
The pro forma column in the balance sheet data table above gives effect to the sale and issuance by us of 3,883,496 shares of common stock in this offering at the assumed initial public offering price of $5.15 per share, which is based on the last reported trading price of our CDIs listed on ASX on October 5, 2026, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(2)
Each $1.00 increase or decrease in the assumed initial public offering price of $5.15 per share, which is based on the last reported trading price of our CDIs listed on ASX on October 5, 2026, would increase or decrease, as applicable, the amount of our pro forma cash and cash equivalents, short-term investments, working capital, total assets and total stockholders’ deficit by approximately $3.6 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of 1.0 million shares of common stock offered by us would increase or decrease, as applicable, the amount of our pro forma cash and cash equivalents, short-term investments, working capital, total assets and total stockholders’ equity by approximately $4.8 million, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Key Operating and Financial Metrics

Adjusted EBITDA

In addition to the financial information prepared in accordance with U.S. generally accepted accounting principles (“GAAP”), we provide a non-GAAP financial measure. We define “Adjusted EBITDA” as income (loss) from continuing operations before interest, taxes, depreciation, and amortization, further adjusted to remove the impact of stock-based compensation, and costs related to the Redomiciliation, this offering and preparation for this offering.

We use Adjusted EBITDA in conjunction with other GAAP measures to evaluate the effectiveness of our business strategies, make strategic decisions, and communicate with our board of directors and investors concerning our financial performance. We use this non-GAAP financial measure to assess our financial performance because it allows us to compare our operating performance on a consistent basis across periods by removing the effects of our capital structure (such as varying levels of interest expense and income), asset base (such as depreciation and capital expenditures) and other items (such as non-recurring or non-cash costs) that impact the comparability of financial results from period to period. We believe that the presentation of this non-GAAP financial measure will provide useful information to investors and analysts in assessing our financial performance and results of operations across reporting periods by excluding items we do not believe are indicative of our core operating performance. Loss from continuing operations is the GAAP measure most directly comparable to Adjusted EBITDA, as net loss includes results from discontinued operations for certain historical periods. Our non-GAAP financial measure should not be considered as an alternative to the most directly comparable GAAP financial measure. You are encouraged to evaluate each of these adjustments and the reasons management considers them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in such presentation.

Our presentation of this non-GAAP financial measure should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. There can be no assurance that we will not modify the presentation of Adjusted EBITDA in the future, and any such modification may be material. Adjusted EBITDA has important limitations as an analytical tool, and you should not consider this non-GAAP financial measure in isolation or as a substitute for analysis of our operating results as reported under GAAP. Adjusted EBITDA may be defined differently by other companies in our industry and may not be comparable to similarly titled measures of other companies, thereby diminishing their utility. The table below presents our Adjusted EBITDA, reconciled to our loss from continuing operations, for the years ended December 31, 2025 and 2024 and for the six months ended June 30, 2026 and 2025 (in thousands):

	Year ended December 31,		Six Months ended June 30,
	2025	2024	2026	2025
Loss from continuing operations	$(18,548)	$(13,394)	$(13,433)	$(8,901)
Interest income	715	373	389	235
Interest expense	(454)	(2)	(697)	(38)
Income tax (benefit) expense	—	—	—	—
Depreciation & amortization	(1,200)	(365)	(935)	(384)
Stock-based compensation	(2,449)	(2,366)	(1,694)	(1,064)
IPO-related costs(1)	—	—	(1,984)	—
Adjusted EBITDA	$(15,160)	$(11,034)	$(8,512)	$(7,650)

(1)
Represents non-ordinary course costs incurred related to the Redomiciliation and preparation for and costs related to this offering.

Backlog

Growth in backlog is a key measure of our business. Our backlog supports predictable revenue expansion and enables forward revenue visibility. Our backlog has expanded during the periods presented, growing from $0.4 million as of December 31, 2024 to $6.9 million as of December 31, 2025, to $10.0 million as of June 30, 2026 and to $13.4 million as of September 30, 2026, reflecting continued execution of new and existing contracts across both our metal powders and PM-HIP product lines.

Our backlog represents the portion of legally binding contracts that are expected to result in future revenue within the next twelve months and supports predictable revenue expansion and facilitates forward revenue visibility. Backlog may also include change orders for any contracts that have been formally contracted. Our backlog consists of firm orders for metal powder, which are not subject to any customer right of termination for convenience, and orders for PM-HIP components. Certain of our PM-HIP component contracts permit the customer to terminate for convenience. In those cases, we are generally entitled to payment for work performed and costs incurred, subject to other adjustments, through the termination date, determined under the applicable contract’s terms. The growth in backlog over the presented periods was primarily attributable to our execution of new contracts and expansion of existing contracts, each related to ramp of commercialization within the metal powders and PM-HIP product offerings.

($ in thousands)	June 30, 2026	December 31, 2025	December 31, 2024
Metal powders	$8,997	$5,984	$163
PM-HIP components	1,016	889	276
Total	$10,013	$6,873	$439

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before making an investment decision, you should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus. Our business, operating results, financial condition or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. If any of the risks actually occur, our business, operating results, financial condition and prospects could be adversely affected. In that event, the market price of our common stock could decline, and you could lose part or all of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below.

Risks Related to Our Business and Industry

We have a history of operating losses, expect to incur continuing losses in the future and will need to obtain additional funding for our operations.

We have never been profitable and we incurred net losses of $18.4 million in fiscal 2025 and $12.7 million in fiscal 2024. We believe that we will continue to incur net losses until such time as we are able to scale commercial production of our refractory and titanium alloy powders and PM-HIP components. At June 30, 2026, we had cash and cash equivalents of $13.6 million. Our ongoing operations will depend upon our ability to raise additional funding through sales of equity securities, convertible securities or debt in public offerings or private placements, or, to the extent available, through government grants, tax incentives or other sources. There is no assurance that we will be able to raise additional funds on reasonable terms or at all. If we do not obtain additional funding, we may not be able to continue our operations as a going concern and therefore may be forced to curtail or cease operations or liquidate.

The successful commercialization and scale-up of our titanium powder production capacity, the development of other refractory alloy powders, and the build out of our integrated value chain for PM-HIP components depend on our ability to obtain financing through equity, debt, government grants, tax incentives or other sources. Even if we are successful in scaling our refractory alloy powder production and PM-HIP component manufacturing, further expanding our capacity to meet anticipated demand would require additional capital investment. Our ability to obtain such funding will depend upon the prevailing capital market conditions as well as our business performance. There can be no assurance that we will be successful in our efforts to raise additional funding on terms satisfactory to us. If adequate funding is not available, we may be required to delay, reduce the scope of, or eliminate our current or future business activities or relinquish rights to certain of our assets or cease operations.

Our continued growth depends on our ability to scale our refractory and titanium alloy powder production and PM-HIP manufacturing capacity.

Our sustained growth depends on our ability to fully commercialize and scale up our refractory and titanium alloy powder production and PM-HIP manufacturing capacity. Events that could jeopardize that production progress include: an adverse event, incident or accident at our production facility (such as the flash fire we experienced in May 2026, as described below); a delay in procuring our fourth EIGA Premium atomizer or other equipment that is necessary for manufacturing our refractory and titanium alloy powders and PM-HIP components; or difficulty in hiring and training qualified employees. For example, as part of our ongoing expansion and scaling initiatives, we are commissioning additional sieving and blending equipment that are designed to substantially increase our titanium alloy powder throughput capacity. As is generally the case with adjusting equipment in an existing manufacturing system, we have experienced and may continue to experience periods of reduced titanium alloy powder capacity as the new equipment is incorporated into our manufacturing process and optimized. To the extent such incorporation and optimization efforts take longer than expected, our titanium alloy powder throughput would be adversely impacted. If we are unsuccessful in achieving and maintaining expected production rates or otherwise scaling our capacity, including by failing to reach anticipated throughput, uptimes, yields, or any combination thereof, within expected time frames or at all, we may not be able to build a sustainable or profitable refractory and titanium alloy powder and PM-HIP business as currently expected or at all.

Because all of our manufacturing is concentrated at a single facility, any significant disruption at such facility could adversely affect our entire business and financial results.

Our manufacturing operations are in a single facility located in McDonald, Tennessee. We are subject to the operational risks with respect to our manufacturing operations such as accidents, fires, floods, earthquakes or other natural disasters; unplanned power outages; water shortages; labor disruptions; safety incidents; the ability to obtain suitable or adequate machinery, equipment and labor; potential liability for pollution or other hazards; and other known and unknown risks. The nature of some of these risks is such that liabilities could exceed any applicable insurance policy limits or could be excluded from coverage. There are also risks against which we cannot insure or against which we may elect not to insure such as intellectual property matters and cyber risks. We may be unable to obtain insurance coverage in the amounts and on such terms that are favorable to us; our premiums and cost of coverage may increase; or carriers may be unwilling to provide us with coverage. For example, in August 2025, we made a claim with our then-current insurer with respect to damage sustained at our facility. Following payment of such claims, the insurer cancelled our policy. While we obtained replacement insurance, the costs of such replacement insurance were higher, and future events may make it difficult for us to maintain customary insurance on similar terms or at all that is suitable to cover our potential losses. The potential costs associated with any liabilities not covered by insurance, or in excess of insurance coverage, or compliance with applicable laws and regulations may require us to curtail or suspend production and to make significant capital outlays which would adversely affect our results of operations and financial viability.

Unanticipated costs or delays associated with our ongoing refractory and titanium alloy powder commercialization and PM-HIP manufacturing may materially and adversely affect our financial condition or results of operations.

The commercialization and scale-up of our refractory and titanium alloy powder production and PM-HIP manufacturing will require the commitment of substantial resources and capital expenditures. Our future expenditures may increase as personnel and equipment associated with our efforts are added. Factors that will determine the success of the commercialization and scale-up of our powder production and the amounts and timing of expenditures to commercialize and scale-up such production include: our ability to timely take delivery of, install and commission our fourth EIGA Premium atomizer, and to procure and install other capital equipment, which may involve long lead-times; maintaining and procuring required federal, state and local permits; the results of consultants’ analysis and recommendations; negotiating contracts for equipment, earthwork, construction, equipment installation, labor and completing infrastructure and construction work; effects of planned and unplanned shut-downs and delays in our production; effects of stoppages or delays on construction projects; disputes with contractors or other third parties; negotiating sales and offtake contracts for our planned production; the execution of any agreements with strategic partners; the impact of tariffs on our business, our strategic partners’ or suppliers’ businesses, logistics or the global economy; the impact of military conflicts on the global economy; the effects of inflation; and other factors, many of which are beyond our control. Many of our expansion activities require significant lead times and must be advanced concurrently. Unanticipated costs or delays associated with the commercialization and scale-up of our powder and PM-HIP component production could materially and adversely affect our financial condition or results of operations and could require us to seek additional capital.

We may be unable to produce refractory and titanium alloy powders that meet our customers’ required specifications.

The sale of our refractory and titanium alloy powders requires that we produce atomized powder meeting the exact specifications required by our customers. Achieving these specifications is technically challenging, and we may be unable to produce powder that meets our customers’ required specifications or may be able to do so only after significant additional time and expense. Because it is difficult to predict the amount of time required, including to obtain any additional qualifications or regulatory approvals needed by the customer, and the costs involved in achieving these research, development, and engineering objectives, the expenses we incur may exceed our estimates and our development timelines may be extended. If we are unable to produce powders to our customers’ specifications, or cannot do so on a cost-effective and timely basis, we may be unable to qualify or sell these powders, and our business, results of operations and prospects could be materially and adversely affected.

We may be unable to qualify our PM-HIP components for production, and even after qualification, quality issues could result in significant rework costs or the cancellation of production contracts.

Our PM-HIP components must satisfy rigorous customer qualification requirements, including geometry, quality, and material property specifications, before they can be used in production. Qualification is typically a lengthy, multi-stage process, and we may be unable to qualify our PM-HIP components on the timeline we expect, or at all. A failure to achieve qualification could delay or prevent us from securing production contracts and could cause customers to pursue alternative suppliers or manufacturing methods. We have limited experience in qualifying PM-HIP components and are currently in process of our first major customer qualification.

Even after a component is qualified and we have been awarded a production contract, we may experience quality issues, nonconformances, or process variability in production. Addressing these issues may require rework, additional testing, or re-qualification, the costs of which could be significant and could exceed our estimates, adversely affecting our margins and results of operations. In addition, recurring or unresolved quality issues could damage our customer relationships and reputation and, in the worst case, result in the suspension or cancellation of a production contract. Any of the foregoing could materially and adversely affect our business, financial condition, and results of operations.

We may be unable to adequately control the costs associated with continued expansion of our production capacity.

We require significant capital to develop and grow our business, and we expect to incur significant expenses, including those relating to the purchase and installation of additional equipment, expansion of our McDonald, Tennessee facility, research and development, sales and distribution, as we grow our refractory and titanium alloy powder and PM-HIP components production capacity. Our ability to become profitable will depend on successfully marketing our powders and components while controlling our costs. Additionally, we face competitive pressures from established manufacturers who currently have greater overall scale and long-standing OEM and Tier 1 relationships. If we are unable to cost-effectively manufacture, market, sell and distribute our powders and components, our margins, profitability and prospects would be materially and adversely affected.

We operate in competitive markets and face competition from companies with significant manufacturing scale, financial resources, and established customer relationships, which may adversely affect our ability to attract new customers, offer competitive pricing, and meet customer production timelines.

The markets in which we operate are competitive. Our ability to attract and retain customers depends in significant part on our capacity to match or exceed competitor performance on design, production timelines, and costs. If we are unable to compete effectively, our revenue, margins, and growth prospects could be materially and adversely affected.

Across our product lines, we face competition from a number of established domestic manufacturers. Certain of our competitors, including ATI Inc. and Carpenter Technology Corporation, are substantially larger than us and operate significantly greater manufacturing capacity across multiple facilities. These companies have long-standing relationships with major original equipment manufacturers and Tier 1 customers in the aerospace and defense, energy, and industrial markets, and may be able to offer customers more competitive pricing, faster delivery timelines, or a broader range of products than we can. Customers with established supplier relationships may be reluctant to qualify new suppliers or reallocate business, even where a competitive offering exists, particularly where qualification processes are lengthy and costly. In addition, with respect to our PM-HIP products, Bodycote Thermal Processing, Inc., a subsidiary of Bodycote plc, operates the largest hot isostatic pressing equipment network globally with established domestic and international presence.

We may also face competition from international manufacturers seeking to capture business from U.S.-based customers that are not subject to domestic sourcing requirements or that are willing to accept foreign supply chains. Foreign competitors may benefit from lower labor costs, government subsidies, or favorable currency exchange rates that allow them to offer products at prices that we are unable to match. We cannot assure that we will be able to compete successfully against our existing or future competitors, that competitive pressures will not adversely affect our business, financial condition, and results of operations, or that current or potential customers will not determine that a competitor’s products or services better meet their needs with respect to price, quality, capacity, lead time, or certifications.

If we fail to accurately predict our manufacturing requirements and timelines, we could incur additional costs or experience delays.

We are in the early stages of commercializing our refractory and titanium alloy powders and PM-HIP components, and we have limited historical information with which to accurately assess demand for these offerings. In addition, because we are still scaling our operations, we may be unable to manufacture and deliver our products in the volumes or on the timelines our customers require. As a result, it is difficult to predict our future revenues and expenses or trends in such revenues or expenses.

Our manufacturing processes are complex and capital intensive and rely on critical, high-cost equipment that is difficult or very costly to replace.

Due to the complexity of our manufacturing processes, unplanned equipment failures or other incidents could cause prolonged periods of reduced production, and we could incur significant repair or replacement costs in the event of those failures. Our operations could also be disrupted due to other unforeseen circumstances such as power outages, accidents, explosions, fires, natural disasters and other events.

Our manufacturing operations require regular, substantial capital investments to maintain, update, replace and add to our equipment and to scale our production and manufacturing capacity. We may be unable to take advantage of business opportunities or respond to competitive pressures if we fail to do so in a timely manner. The cost to repair or replace much of our equipment or facilities would be significant. If we are unable to generate sufficient cash to purchase and maintain the property, plant and equipment necessary to operate our business, we may be required to reduce or delay planned capital expenditures or to incur additional indebtedness, each of which could materially and adversely affect our financial condition or results of operations.

Our manufacturing operations expose our business to health and safety risks, and any workplace accidents or safety incidents at our facility could result in significant liabilities, production disruptions, and increased regulatory scrutiny that materially and adversely affect our business and results of operations.

We are subject to a variety of federal, state, and local health and safety laws and regulations, including those governing the health and safety of our employees. Our operations, including our manufacturing and production facilities, involve risks of employee workplace injuries and equipment failure. Any accident, incident, fire, explosion, or injury at our facilities could result in significant liabilities, including workers’ compensation claims, personal injury lawsuits, and regulatory penalties from agencies like the Tennessee Occupational Safety and Health Administration (“TOSHA”). Furthermore, such events could cause material disruptions to our manufacturing capabilities, damage our reputation with customers, and require us to incur substantial capital expenditures to remedy safety deficiencies, upgrade or replace equipment, or re-engineer our production processes, each of which could materially and adversely affect our business, financial condition, and results of operations.

For example, in May 2026, a flash fire occurred at our facility and injured two of our employees, and we experienced two other fires at our facility that did not result in injuries or material damage to our facility or equipment. In response, we hired an expert to determine the cause of the incidents, which resulted in removal and replacement of sections of our facility’s exhaust system and a six-week pause in our titanium powder production, and are continuing to conduct a safety analysis. We expect to incur approximately $0.8 million in expenses to address the May 2026 flash fires relating to, among other things, remediation efforts, facility improvements, and consulting fees, and we only expect a portion of such expenses to be covered by insurance.

We have and will continue to have substantial doubt about our ability to continue as a going concern following the completion of this offering.

Our consolidated financial statements have been prepared on a going concern basis of accounting, which assumes that we will continue as a going concern and does not include any adjustments that might result if we are unable to do so. In connection with the preparation of our audited consolidated financial statements for the year ended December 31, 2025, and again in connection with our unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2026, management evaluated whether conditions and events, considered in the aggregate, raise substantial doubt about our ability to continue as a going concern for the twelve-month period following the date each such set of financial statements was issued. In each case, management concluded that substantial doubt exists.

We have historically incurred losses from operations and have made, and will continue to make, substantial capital investments to continually scale our production capacity. As of December 31, 2025, we had an accumulated deficit of $62.0 million with cash and cash equivalents of $31.9 million. As of June 30, 2026, our accumulated deficit had grown to $75.5 million and our cash and cash equivalents had declined to $13.6 million, with $3.3 million of remaining borrowing capacity under our EXIM Bank Credit Agreement, which we drew in full in July 2026. Based on management’s evaluation of forecasted cash flows, current cash resources, and available financing, and excluding the receipt of any proceeds from this offering or other future financing transactions that are not committed or probable, we have concluded that our existing cash and available financing would not be sufficient to fund our operations through the twelve-month look-forward period.

If the completion of this offering is successful, we believe the net proceeds together with our cash and cash equivalents that will exist upon the successful completion of this offering will be sufficient to fund our operating expenses and capital expenditure requirements into the second quarter of 2027. Our expected financial commitments and obligations, including capital, labor, and operating expenses, mean that the net proceeds of this offering will not be sufficient to alleviate our substantial doubt about our ability to continue as a going concern for at least 12 months following this offering. Our management has concluded that we will require additional funding through sales of equity securities, convertible securities or debt in public offerings or private placements, or, to the extent available, through government grants, tax incentives or other sources, following the completion of this offering to continue to operate. The terms of such additional offerings may be less favorable to us than the terms of this offering and may not be sufficient to alleviate the substantial doubt about our ability to continue as a going concern and are likely to cause additional dilution to our existing stockholders. If we are unable to complete additional financing activities, we will need to re-evaluate our operating plan and may be forced to make significant reductions in spending, extend payment terms with suppliers, liquidate assets where possible, limit, suspend or curtail planned development programs and cease operations entirely.

The completion of this offering is subject to factors not within our sole control, including market conditions, investor demand, regulatory clearance, and pricing. Under applicable accounting standards, plans that depend on factors outside an entity’s control do not alleviate substantial doubt unless it is probable that those plans will be effectively implemented. Because the completion of this offering cannot be assured and the proceeds from this offering will not be sufficient to fund our operations for at least twelve months, our management has concluded that its plans do not alleviate the substantial doubt about our ability to continue as a going concern. Accordingly, substantial doubt about our ability to continue as a going concern exists as of the date of the prospectus and will exist upon the successful completion of this offering.

Our preliminary financial results represent management’s current estimates and are subject to change.

The preliminary financial results contained in “Prospectus Supplement Summary—Recent Operating Results (Preliminary and Unaudited)” are only unaudited, preliminary estimates and are based on information available to management as of the date of this prospectus supplement and these estimates could change. Our actual financial results as of September 30, 2026 are subject to the completion of our condensed consolidated financial statements as of and for such period. Such actual financial results will not be available until after this offering is completed and, consequently, will not be available to you prior to investing in this offering. Our actual financial results as of September 30, 2026 may differ materially from the preliminary financial results we have provided as a result of the completion of our final adjustments, audit by our independent registered public accounting firm and other developments arising between now and the time that our financial results for such period are finalized. See the other risks described in the section entitled, “Cautionary Note Regarding Forward-Looking Statements” for additional information regarding factors that could result in differences between these unaudited, preliminary financial results and the actual financial results we will report as of September 30, 2026.

The success of our business depends on our ability to continue to expand the adoption of our additive manufacturing products across our end markets and foster the adoption of PM-HIP manufacturing as an alternative to traditional forgings and castings.

The success of our business depends on two related trends: our ability to (i) expand the adoption of our additive manufacturing products across our end markets, which drives demand for our refractory and titanium alloy powders and (ii) foster the adoption of our PM-HIP manufacturing as an alternative to traditional forgings and castings, which we expect will drive demand for our PM-HIP components. We sell our powders and components into the defense, aerospace, space, medical, consumer, energy, and industrial sectors, and our long-term success depends on the continued penetration of additive manufacturing products and PM-HIP within these markets. Our estimates of market opportunity and market growth, whether derived from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. If our additive manufacturing products are not adopted or our PM-HIP manufacturing does not achieve the rate of penetration we expect, or if demand for our products otherwise decreases, then our business, prospects, financial condition and operating results would be adversely affected.

We may not be able to convert our backlog, including funded backlog, into revenue.

Our backlog represents the portion of legally binding contracts that are expected to result in future revenue within the next twelve months. This includes certain of our PM-HIP contracts that contain remaining performance obligations, including the cancellable portion of the contract value for contracts that provide the customer with a right to terminate for convenience, where we generally would receive payment for work performed and costs incurred, subject to other adjustments, through the termination date, determined under the applicable contract’s terms. Our backlog includes contracts and/or purchase orders, and fluctuations in backlog are driven primarily by the timing of large contract wins. Our backlog may also include, as of any date of estimation, change orders for any project that have been formally contracted. Change orders may increase or decrease the amount we ultimately bill for a particular project, causing us to realize more or less revenue from a project than was reflected in our backlog as of the date of estimation. Additionally, prior to categorizing a project as part of our backlog, we maintain a running list of projects that are in an advanced stage of active bidding and discussion, including potential change orders for current projects, but for which the customer has not yet confirmed the commercial terms, the value of the contract and/or the scope of our work. These projects are tracked for project planning and budgeting of the business. Once the terms of these projects are further progressed in line with our backlog criteria, they are recorded in our backlog.

Our PM-HIP contracts and our defense-related contracts and subcontracts are generally subject to termination for convenience clauses, while our powder purchase orders generally do not contain termination for convenience rights. If a customer cancels a contract before the full exercise of the agreement, we may not receive the full revenue from these orders but would generally be entitled to payment for work performed and costs incurred, subject to other adjustments, through the termination date, determined under the applicable contract’s terms. In addition, our backlog is typically subject to large variations from quarter to quarter and comparisons of backlog from period to period are not necessarily indicative of future revenues. Moreover, changes in the defense priorities of government customers could cause funding to be reallocated to address other emerging threats. As a result, the contracts comprising our backlog may not result in actual revenue in any particular period, or at all, and the actual revenue from such contracts may differ from our backlog estimates. The timing of receipt of revenues, if any, on projects included in the backlog could change because many factors and adjustments to contracts may also occur. The failure to realize some portion of our backlog could adversely affect our financial performance.

Our business is subject to significant customer concentration, which could have a material adverse effect on our results of operation and financial condition

We derive a substantial portion of our revenue from a limited number of customers, and we expect this customer concentration to continue for the foreseeable future. Our backlog is subject to such customer concentration risk. As of June 30, 2026 and December 31, 2025, the top two customers in our backlog represented approximately 75% and 84%, respectively, of the total dollar value of our backlog. Any disruption in our business with those customers, whether as a result of changes in such customers’ demand for products or services, adverse changes in the customer’s industry generally or other challenges in securing or renewing contracts, could have a material adverse impact on us.

There are inherent risks whenever a large percentage of total backlog or revenue is concentrated with a limited number of customers. It is possible that, for the foreseeable future, a small number of customers will continue to account for a disproportionate share of our backlog and revenue.

Our industry is characterized by long production cycles, significant lead times, and substantial capital requirements, each of which may heighten the impact of customer concentration on our business. Our PM-HIP contracts are often awarded on a program-by-program basis following competitive qualification and bidding processes, and we generally do not have long-term volume commitments from our customers. A significant customer may unilaterally reduce or discontinue purchases from us at any time, qualify alternative suppliers, or experience delays or cancellations in its own programs that reduce demand for our materials. In addition, any merger, acquisition, or change of control involving a significant customer could result in the loss of, or a material reduction in, orders from that customer if the successor entity elects to use different suppliers or renegotiates existing supply arrangements on less favorable terms.

We are also exposed to the credit risk and financial condition of our customers. A significant customer may encounter financial difficulties, delay or reduce orders, seek to renegotiate pricing or other contractual terms, or fail to fulfill its obligations under existing contracts. The sectors in which our customers operate are often capital-intensive, and our customers' ability to sustain their procurement and production activities depends on their access to government appropriations, defense budgets, commercial aircraft order volumes, and capital markets. Any reduction in defense spending, decline in commercial demand, disruption in supply chains, or deterioration in general economic conditions could impair our customers' financial condition and their demand for our products. The loss of any significant customer, a material reduction in orders from any such customer, or the failure of any such customer to perform its contractual obligations could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Moreover, our dependence on a concentrated customer base may limit our bargaining power in contract negotiations and could result in unfavorable pricing, terms, or conditions that adversely affect our profit margins. We cannot assure you that we will be able to diversify our customer base, that our existing customers will continue to purchase our products at current levels, or that, if we experience a loss of business from a significant customer, we will be able to obtain replacement business on comparable terms or at all.

A considerable portion of our revenue is derived from the sale of defense-related products through various contracts and subcontracts that are subject to risks related to contracts with the U.S. government. These contracts may be suspended, canceled, conditioned, or delayed, which could have an adverse impact on our revenues.

Our direct exposure to U.S. government contracting risk arises principally through our PM-HIP components, which we supply for defense and naval programs, including as a subcontractor to U.S. government prime contractors and to government-affiliated laboratories and research institutions. We have more indirect exposure through our powder business, where the powder we sell to our customers may ultimately be incorporated into products sold to the U.S. government or its departments and agencies. As a result, we are exposed to many of the same regulatory schemes as the U.S. government programs, prime contractors and customers we support. U.S. government contracts and subcontracts are subject to termination by the government, either for convenience or for default in the event of a failure to perform under the applicable contract. If such a contract is terminated for convenience, we are generally entitled to payment for work performed and costs incurred, subject to other adjustments, through the termination date, determined under the applicable contract’s terms. If a contract is terminated for default, we could be liable for payments made to us for undelivered goods or services, additional costs the government incurs in acquiring undelivered goods or services from another source, and any other damages it suffers.

In addition, a reduction in overall DoW or other government spending, on an absolute or inflation-adjusted basis, because of shifting priorities, budget compromises or otherwise could adversely affect our business. Budget uncertainty, the growing U.S. national debt, the ability of the U.S. Congress to determine how to allocate the available resources and pass appropriations bills, the potential for U.S. government shutdowns, the use of continuing resolutions, and the federal debt ceiling can adversely affect our customers and our sales. If appropriations or grants are delayed, if federal spending is broadly reduced, or if a government shutdown were to occur and continue for an extended period, we could be at risk of reduced orders, program cancellations and other disruptions and nonpayment. When the U.S. government operates under a continuing resolution, new contract and program starts are restricted, and funding for our customers’ programs may be unavailable, reduced or delayed. Any delays in the completion of future U.S. government budgets could delay procurement of the products we provide or the grants which we receive. Specifically, DoW’s changes in funding priorities could reduce opportunities in existing programs and in future programs or initiatives where we intend to compete and where we have made investments.

Additionally, certain opportunities may require us to have personnel security clearances, and we currently only have one employee with security clearance. While we are in the process of sponsoring additional employees for security clearance, such sponsorships may be unsuccessful or take longer than expected. We do not expect our performance of classified contracts will require us to obtain a facility security clearance, but if a facility clearance becomes required or we determine to seek such clearance, the clearance process may be time-consuming, costly and impost stringent requirements on us.

Our powder business depends on additive manufacturing systems and processes that we do not control, and technological changes in those systems and processes could reduce demand for our powders.

We sell our refractory and titanium alloy powders, directly and through distributors, as feedstock to customers who design, manufacture and operate additive manufacturing systems, and our powders are qualified to specific systems, processes and material specifications. The additive manufacturing market is subject to continuous innovation and technological change, including continuing advances in systems and processes, the emergence of new alloys, particle specifications, standards and certifications, and shifts in customer requirements and preferences. Because we do not control the additive manufacturing systems or processes into which our powders are incorporated, our success depends on the continued competitiveness and adoption of our customers’ systems. If our customers’ systems are rendered obsolete or lose market share to competing technologies, if the industry transitions to processes or materials for which our powders are not qualified, or if new standards or certifications require us to re-qualify our powders, demand for our powders could decline, we could incur significant time and expense to qualify our powders to new requirements, and our business, financial condition and results of operations could be materially and adversely affected.

Changes in the U.S. political environment and federal policies, including a reduction in or reversal of policies that currently support domestic manufacturing, reshoring and critical materials, may adversely affect our financial condition and results of operations.

We currently benefit from a favorable U.S. federal policy environment for domestic producers of critical materials and advanced manufacturing, including increased defense spending and federal policies that support reshoring, domestic supply chains, and domestic additive and advanced manufacturing, and that reduce the competitiveness of foreign producers. These policies are subject to change with shifts in the U.S. political environment, and there is no assurance that they will continue, be funded, or be implemented in a manner that benefits us. A reduction in or reversal of these policies, changes in research grant funding policy, changes in tax laws or tax incentives, or a decline in government spending could reduce demand for our products, limit our access to government funding and incentives, and erode our competitive position relative to foreign producers. In addition, while the designation of titanium and refractory metals as critical materials has generally supported domestic producers such as us, changes in such designations, or trade or export restrictions arising from critical-materials status, could increase our costs or restrict our ability to sell our products. If any such changes adversely affect our business, we may incur additional costs and have to obtain funding from other sources, and our financial condition and results of operations could be materially and adversely affected.

We may fail to implement our strategic capital projects successfully, which could adversely impact our results of operations and keep us from achieving our goals.

In order to develop, scale and enhance our refractory and titanium alloy powder production and PM-HIP manufacturing capabilities, we have previously undertaken, and expect to undertake, strategic capital projects, including the expansion of production capacity. Our ability to achieve increased revenues or otherwise realize acceptable returns on these investments or other strategic capital projects is subject to risks, many of which are beyond our control, including a variety of market, operational, permitting and labor-related factors. If we are not able to achieve the anticipated results from the implementation of our strategic capital projects, or if we incur unanticipated implementation costs or delays, our financial condition and results of operations may be materially and adversely affected.

For example, we have placed a binding order for our fourth EIGA Premium atomizer, which we expect to be commissioned at our McDonald, Tennessee facility in June 2027. Due to the long lead time to procure, install and commission such complex equipment, if we were to experience any delays in the process, such delays could have a negative impact on planned production capabilities and our ability to develop and deliver our products to our customers within the time periods they expect, as well as our financial condition and results of operations. In addition, we may determine, after equipment has been installed and commissioned, that it must be modified, re-engineered or rebuilt to meet operational, quality, safety or regulatory requirements that were not fully identified at the time of installation. Any such rework could require unplanned capital expenditures and result in production downtime, each of which could have a negative impact on our financial condition and results of operations.

Further, we periodically undertake maintenance activities, routine or otherwise, involving facilities and pieces of equipment that are key to our operations. It is possible that unanticipated maintenance needs could result in equipment outages that are longer, or costs that exceed, those originally anticipated, including those related to the May 2026 flash fires. Significant repair delays or unanticipated costs associated with these activities could have a negative impact on our financial condition and results of operations.

Prices for our refractory and titanium alloy powders and PM-HIP components are subject to unpredictable fluctuations.

We expect our future revenues to be derived from the sale of our refractory and titanium alloy powders, including refractory alloy powders such as niobium, tungsten, tantalum, molybdenum, rhenium and zirconium alloys, and from the manufacture and sale of our PM-HIP components. The prices we are able to realize for these products may fluctuate and are influenced by numerous factors beyond our control, including the prices of the underlying metals, competition from other powder producers and manufacturers, the availability of competing products and manufacturing methods, customer purchasing decisions and negotiating leverage, and broader economic and geopolitical conditions, including the level of inflation, tariffs and interest rates. Increases in production capacity by us or by new or existing competitors could place downward pressure on prices, and we may be unable to predict the timing or extent of any such capacity additions. If we are unable to realize prices for our products sufficient to cover our costs and provide an adequate margin, our business, financial condition and results of operations could be materially and adversely affected.

We depend on our ability to successfully access the capital and financial markets. Any inability to access the capital or financial markets may limit our ability to fund our ongoing operations, execute our business plan or pursue investments that we may rely on for future profit and growth.

Until we achieve commercial production of our refractory and titanium alloy powders and PM-HIP components at scale, we will continue to incur operating and investing net cash outflows. As a result, we rely on access to capital markets as a source of funding for our capital and operating requirements. We will require substantial additional capital to fund and scale our ongoing operations. We cannot assure you that such additional funding will be available to us on satisfactory terms, or at all. If we are unable to obtain additional financing, as needed and at competitive rates, our ability to implement our business plan and strategy will be adversely affected. Certain market disruptions may increase our cost of borrowing or affect our ability to access financial markets. Such market disruptions could result from: high inflation; tariffs; bank failures; credit market disruptions; adverse economic conditions; adverse capital market conditions; adverse market conditions for our powders and components; decrease in the demand for our powders and components; or adverse regulatory actions that affect our business plans.

Cybersecurity risks and cyber incidents may adversely affect our business.

Attempts to gain unauthorized access to our information technology or manufacturing systems are expected to become more sophisticated over time. These attempts, which might be related to industrial or other espionage, include covertly introducing malware to our computers and networks and impersonating authorized users, among others. We seek to detect and investigate all security incidents and to prevent their recurrence, but in some cases, we might be unaware of an incident or its magnitude and effects until substantial damage or disruption has occurred. The theft, unauthorized use, or publication of our intellectual property or confidential business information could harm our competitive position, reduce the value of our investment in research and development and other strategic initiatives or otherwise adversely affect our business. In addition, the devotion of additional resources to the security of our information technology systems in the future could significantly increase the cost of doing business or otherwise adversely impact our financial results.

We depend on key management employees.

The responsibility of overseeing the day-to-day operations and strategic management of our business depends substantially on our senior management and key personnel. Loss of such personnel may have an adverse effect on our performance. The success of our operations will depend upon numerous factors, many of which are beyond our control, including our ability to attract and retain key employees and hire qualified management, technical, engineering, manufacturing and sales personnel. We currently depend upon a relatively small number of key persons to seek out and form strategic alliances and find and retain additional employees. We may not be successful in attracting and retaining the personnel required to grow and operate our business profitably.

Our business could be adversely affected if our reputation is harmed.

Our reputation is important to the success of our business. If our reputation is damaged as a result of our actions or by events outside of our control, our business and results of operations could be adversely affected. If we fail to address, or appear to fail to address, successfully and promptly, the underlying causes of any reputational harm, we may be unsuccessful in repairing any damage to our reputation and our future business prospects would likely be adversely affected.

Lawsuits may be filed against us and an adverse ruling in any such lawsuit may adversely affect our business, financial condition or liquidity or the market price of our common stock.

The refractory and titanium alloy powders and PM-HIP components we supply may be used in potentially hazardous or critical applications, including defense, aerospace, space, medical, consumer, energy and industrial applications, that could result in death, personal injury, property damage, loss of production, punitive damages and consequential damages. Actual or claimed defects in the products we supply could result in our being named as a defendant in lawsuits asserting potentially large claims. The outcome of outstanding, pending or future proceedings cannot be predicted with certainty and may be determined adversely to us and as a result, could have a material adverse effect on our assets, liabilities, business, financial condition or results of operations. Even if we prevail in any such legal proceeding, the proceedings could be costly and time-consuming and may divert the attention of management and key personnel from our business operations, which could adversely affect our financial condition.

We expect to rely on a limited number of customers for a significant portion of our near-term revenue.

We currently have purchase orders with a limited number of customers, from which we expect to generate most of our revenues in the near future. For example, for the six months ended June 30, 2026, Titomic Limited represented 41% of our revenue and Continuum Powders Corporation represented 27% of our revenue. Because we rely on a limited number of customers for a significant portion of our revenues, we depend on the financial strength and solvency of these customers. Should one or more of our significant customers experience financial difficulties or declare bankruptcy, be declared insolvent or otherwise be restricted by state or federal laws or regulation from continuing in some or all of their operations, this could adversely affect our ongoing revenues, the collectability of our accounts receivable and our net income.

If our suppliers become unavailable or inadequate, our customer relationships, results of operations and financial condition may be adversely affected.

We acquire certain of our materials, which are critical to the ongoing operation and future growth of our business, from third parties. We face risks from financial difficulties or other uncertainties experienced by our suppliers, distributors or other third parties on which we rely, including the third-party provider that will operate our argon recycling system. While we have entered into long-term supply agreements for certain critical inputs, including argon and other industrial gases and a portion of our titanium bar feedstock that we source from a domestic supplier, we do not have long-term agreements covering many of the materials we purchase, and many of our suppliers are not obligated to continue selling materials to us beyond accepted purchase orders. In particular, we currently source the majority of our titanium bar feedstock from suppliers located in the People’s Republic of China (“PRC”) on a purchase-order basis, without the protection of a long-term supply agreement. As a result, a substantial portion of our titanium bar feedstock is subject to the risk of supply interruption, price increases, tariffs, and trade or export restrictions, including the export-control and trade-related risks described elsewhere in these risk factors. Our reliance on these suppliers involves significant risks and uncertainties, including whether the suppliers will provide an adequate supply of required materials of sufficient quality, will increase prices for the materials and will perform their obligations on a timely basis. Certain suppliers have long lead times, which we cannot control. If third parties are unable to supply us with required materials or components or otherwise assist us in operating our business, our business could be harmed. In addition, disclosure required by the SEC’s conflict minerals regulations could result in adverse publicity or force us to use alternative suppliers which may increase our costs and adversely impact the supply-chain for our products.

While most manufacturing equipment and materials for our products are available from multiple suppliers, certain of those items are only available from limited sources. Should any of these suppliers become unavailable or inadequate, or impose terms unacceptable to us, such as increased pricing terms, we could be required to spend a significant amount of time and expense to develop alternate sources of supply, and we may not be successful in doing so on terms acceptable to us, or at all. As a result, the loss of a limited source supplier could adversely affect our results of operations and financial condition.

Availability of, and volatility in the prices of, raw materials and energy prices and our ability to pass along increased costs to our customers could adversely affect our results of operations.

The prices and availability of raw materials critical to our business, including the titanium and refractory metal alloy electrodes (containing metals such as niobium, tungsten, tantalum, molybdenum, rhenium and zirconium) that we atomize into our powders, and the non-reactive metal alloy powders, such as copper, aluminum and stainless steel alloys, that we purchase from third parties for use in our PM-HIP manufacturing, are based on global supply and demand conditions. The refractory metals contained in the alloy electrodes we purchase are relatively scarce, are produced and traded in smaller volumes than titanium, and have historically experienced greater price volatility, and a substantial portion of global supply is concentrated in a limited number of countries. The non-reactive metal alloy powders we purchase for our PM-HIP manufacturing are more widely available, but the suppliers that produce them are at times capacity-constrained, which can extend lead times and delay our receipt of these powders, and any such delay or reduction in supply could disrupt our PM-HIP operations. Certain raw materials used by us are only available from a limited number of suppliers, and it may be difficult to find alternative suppliers at the same or similar costs. There is no guarantee that we will be able to pass through the price of raw materials to our customers, and volatility in the prices of raw materials (including as a result of macroeconomic conditions and geopolitical events) may affect long-term customer demand for our products or may shift existing specifications to new alloys. In addition, we, along with our suppliers and customers, rely on various energy sources for a number of activities connected with our business, such as the production and transportation of raw materials and finished products. The availability and pricing of these resources are subject to market forces that are beyond our control.

The relationship between the United States and the PRC has faced increased challenges in recent years. Because the PRC possesses the world’s largest tungsten and molybdenum reserves, and a significant majority of rare earth mineral mining, refining and production capacity, any actions that it may take to restrict or withhold tungsten, molybdenum or rare earth mineral products, such as magnets, could result in global shortages and harm our business. The tensions between the United States and the PRC are amplified by the ongoing trade conflicts between the two countries, and there is significant uncertainty about the future relationship between the two countries with respect to trade policies, treaties, government regulations, and tariffs. For example, effective February 4, 2025, the PRC introduced new controls on the export of tungsten, and in October 2025, the PRC’s Ministry of Commerce reiterated plans to continue stringent export license restrictions on tungsten into 2026–2027. While we purchase our tungsten in electrode form exclusively from U.S. suppliers, the controls had an immediate impact on the international tungsten market, affecting the global supply of tungsten and causing prices to surge over 800%, from $330 per metric ton unit on January 1, 2025, to over $3,000 per metric ton unit on March 31, 2026. The PRC has similarly announced plans for stringent export license restrictions on rare earth minerals and related compounds, metals and magnets, including the possible denial of licensure to any companies affiliated with foreign militaries. As a result of these export controls, the cost of production of our products may increase, and our operating margins could be reduced if we are unable to pass through the increase in sourced materials to our customers. Restrictions on supply may mean that we are unable to fulfill orders in a timely manner, which could adversely affect our results of operations.

Energy, principally in the form of electricity, is a significant manufacturing input to the production of our refractory and titanium alloy powders and PM-HIP components. Energy and utility prices, including electricity and water prices, are volatile and subject to conflicting economic and governmental interests at the local, regional, national and global levels and to trade disruptions. Long-term macro-economic forecasts for energy demand, including demand driven by the anticipated need for data centers to support artificial intelligence computing processes, are expected to add volatility to, and lead to increases of, energy market pricing. Increased supplier and customer operating costs arising from volatility in the prices of energy sources, such as increased energy and utility costs and transportation costs, could be passed through to us, and we may not be able to increase our product prices sufficiently or at all to offset such increased costs.

The impact of any volatility on the prices of energy or the raw materials on which we rely, including the reduction in demand for our products caused by such price volatility, could result in a loss of revenue and adversely affect our results of operations.

Ongoing military and trade conflicts may affect demand for our products and could create supply chain challenges.

Ongoing military conflicts in the Middle East and Europe have created uncertainty in global trade and energy markets. As a supplier to the defense and aerospace industries, with technology supporting active efforts across the DoW and the U.S. Navy, we may experience increased demand for our refractory and titanium alloy powders and PM-HIP components from government and defense customers. While such increased demand could benefit our business, our ability to meet this demand may be constrained by production capacity limitations and the need to comply with heightened regulatory requirements for defense-related contracts. Any failure to meet delivery timelines or quality standards could expose us to contractual penalties, reputational harm, and loss of future business opportunities.

Although we manufacture our products in our McDonald, Tennessee facility and have developed multiple suppliers to help assure availability of supply, existing and future military conflicts may contribute to increased costs for energy or certain materials, delays from individual suppliers, or broader economic uncertainty that affects our customers’ capital expenditure decisions.

Risks Related to Our Technology and Our Intellectual Property Rights

If we are unable to protect our intellectual property rights, our business and competitive position could be adversely affected.

Our success depends on our proprietary technology, processes and know-how, including our atomization processes, powder and post-processing parameters, and proprietary modeling and simulation software. We rely primarily on trade secrets and other unpatented proprietary information, together with copyright, confidentiality and invention-assignment agreements with our employees, contractors and counterparties, to establish and protect our rights. We currently hold no issued patents and have one pending U.S. patent application; that application may not result in an issued patent, or may issue with claims narrower than we seek, and until it does we will have no patent protection for the related technology. We hold no registered trademarks and rely on common-law rights in our name and logo. As a result, our intellectual property protections may be more limited than those of competitors with established patent and trademark portfolios.

Trade secrets and know-how are difficult to protect. Our confidentiality and invention-assignment agreements may be breached, may not provide adequate remedies, or may be held unenforceable, and our other security measures may be insufficient to prevent unauthorized use, misappropriation or disclosure, including through cyber intrusion. Trade-secret protection does not prevent competitors from independently developing or reverse-engineering equivalent technology. Monitoring and policing unauthorized use is difficult and costly, particularly outside the United States, where intellectual property laws may afford less protection and enforcement may be more expensive and uncertain. Any enforcement efforts, including litigation, could be time-consuming and expensive, could divert management’s attention, could provoke counterclaims, and could result in a determination that narrows or invalidates our rights.

We may become subject to intellectual property disputes, which are costly and may subject us to significant liability and increased costs of doing business.

Companies holding patents or other intellectual property rights relating to metal powder production and PM-HIP manufacturing may bring suits alleging infringement of such rights by us or otherwise asserting rights in or licenses to our technologies. These claims may damage our brand and reputation, harm our customer relationships, and result in liability for us. Any intellectual property claims, with or without merit, could be very time-consuming, could be expensive to settle or litigate, and could divert our management’s attention and other resources. If it is determined that we have infringed upon a third party’s intellectual property rights, we may be required to cease using the challenged intellectual property, and we may be subject to significant liability for damages, potentially including treble damages if we are found to have willfully infringed patents or copyrights, and may require us to indemnify our customers for liabilities they incur as a result of such claims. These claims could also result in our having to stop using technology found to be in violation of a third-party’s rights. We might be required to seek a license for the intellectual property, which may not be available on reasonable terms or at all. Even if a license were available, we could be required to pay significant royalties, which would increase our operating expenses.

Alternatively, we could be required to develop alternative non-infringing technology, which could require significant time, effort, and expense, and may affect the performance or characteristics of our products. If we cannot license or develop alternative non-infringing substitutes for any infringing technology used in any aspect of our business, we would be forced to limit or stop sales of our products and may be unable to compete effectively. Any of these results would adversely affect our business, financial condition, results of operations, and prospects.

If our refractory and titanium alloy powders and PM-HIP components fail to meet required customer specifications, our technology and products may become less competitive and our results of operations may be harmed.

Even if we are able to scale commercial production of our powders and components, our products may not meet required specifications that may cause them to not perform as expected. We cannot assure you that we will be able to detect and fix any defects in our products prior to sale. Further, our powders must meet the requirements of the additive manufacturing systems and processes our customers use to manufacture their products, and our PM-HIP components must meet the requirements of the systems and assemblies into which they are incorporated. If our products fail to perform as expected, we may face liability, lose customers or customers may delay or terminate orders, each of which could adversely affect our business, prospects and results of operations.

Risks Related to Laws and Regulations

We are subject to U.S. export control, defense trade and economic sanctions laws, and changes in, or violations of, these laws could restrict our operations, expose us to penalties, and adversely affect our business.

Our products and technology are subject to U.S. export controls, including the International Traffic in Arms Regulations (“ITAR”) administered by the U.S. Department of State and the Export Administration Regulations (“EAR”) administered by the U.S. Department of Commerce, as well as U.S. economic sanctions laws administered by the Office of Foreign Assets Control (“OFAC”). We are registered with the Directorate of Defense Trade Controls as a manufacturer of defense articles, and certain of our metal alloy powders and related technical data are controlled under the EAR and/or ITAR. Compliance with these regimes requires us to, among other things, correctly classify our products and technology, screen customers and counterparties, restrict access to controlled technical data by non-U.S. persons, obtain any required licenses or other authorizations for certain exports, re-exports or transfers, and maintain related records. These requirements are complex, and our compliance measures may prove inadequate.

Violations of export controls or defense trade or sanctions laws — even if inadvertent — can result in significant civil and criminal penalties, including fines, loss or suspension of export privileges, debarment from government contracting, and reputational harm, and can lead to government investigations that are costly and divert management’s attention. Because we supply the U.S. defense and naval industrial base and our technology constitutes “critical technology” for purposes of U.S. foreign-investment regulations, we may also be subject to heightened regulatory scrutiny, including review by the Committee on Foreign Investment in the United States (“CFIUS”).

The U.S. export control and sanctions regimes are subject to ongoing change and have been the focus of increasing regulatory and enforcement activity, including with respect to advanced materials, additive manufacturing and technologies viewed as critical to national security, and with respect to trade with China. As a result, our products, technology and related activities could become subject to additional or more restrictive export controls, licensing requirements, reporting obligations, record keeping requirements, end-use or end-user restrictions, or other regulatory conditions in the United States or abroad. Any such changes could limit our ability to sell to, or share technology with, certain customers, markets or partners; require us to obtain licenses that may not be granted or may be granted on unfavorable terms or after significant delay; increase our compliance costs; delay or prevent shipments; and require changes to our products, processes or operations, any of which could adversely affect our business, financial condition and results of operations.

We will face risks associated with the potential growth of our business within certain heavily regulated industry verticals.

We market and sell our products to customers in heavily regulated industry verticals, including the defense and aerospace industries. As a result, we face additional regulatory scrutiny, risks, and burdens from the governmental entities and agencies that regulate those industries. Entering new heavily regulated verticals and expanding in those verticals in which we are already operating will continue to require significant resources to address potential regulatory scrutiny, risks, and burdens, and there is no guarantee that such efforts will be successful or beneficial to us. Additionally, our customers may face evolving industry standards and regulations, which require us to change our products to allow us to continue to serve such customers. If we are unable to successfully penetrate these verticals, maintain or grow our market share in such verticals in which we already operate or cost-effectively comply with governmental and regulatory requirements applicable to our activities with customers in such verticals, our business, financial condition, and results of operations may be harmed.

We are subject to anti-corruption, anti-bribery and similar laws, and noncompliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977 and other anti-corruption, anti-bribery, anti-money laundering and similar laws in the United States and other countries in which we conduct activities. Anti-corruption and anti-bribery laws, which have been enforced aggressively and are interpreted broadly, prohibit companies and their employees and agents from promising, authorizing, making or offering improper payments or other benefits to government officials and others in the private sector. We leverage third parties to supply the raw materials needed to produce our refractory and titanium alloy powders and PM-HIP components. We and these third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of these third-party business partners and intermediaries, our employees, representatives, contractors, suppliers and agents, even if we do not explicitly authorize such activities. While we have policies and procedures to address compliance with such laws, we cannot assure you that all of our employees and agents will not take actions in violation of our policies and applicable law, and we may be ultimately held responsible. As we increase our international sales and business, our risks under these laws may increase. Noncompliance with these laws could subject us to investigations, severe criminal or civil sanctions, settlements, prosecution, loss of export privileges, suspension or debarment from U.S. government contracts, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, whistleblower complaints, adverse media coverage and other consequences. Any investigations, actions or sanctions could materially harm our reputation, business, results of operations and financial condition.

Our success depends on developing and maintaining relationships with local communities and other stakeholders and our ability to obtain and renew governmental permits to achieve our business plans, a process that is often costly and time-consuming.

Our success depends on developing and maintaining productive relationships with the communities surrounding our operations in McDonald, Tennessee and other stakeholders in such location. Notwithstanding our ongoing efforts, local communities and stakeholders can become dissatisfied with our activities, which may result in legal or administrative proceedings or campaigns against us, which could materially adversely affect our financial condition, results of operations and cash flows. Obtaining and renewing governmental permits is a complex and time-consuming process. The timeliness and success of permitting efforts are contingent upon many variables not within our control, including the interpretation of permit approval requirements administered by the applicable permitting authority. We may not be able to obtain or renew permits that are necessary to our operations or we may find that the cost and time required to obtain or renew such permits exceeds our expectations, which in turn could materially adversely affect our business plans or our prospective or actual revenues and profitability. In addition, private parties, such as environmental activists, frequently attempt to intervene in the permitting process and to persuade regulators to deny necessary permits or seek to overturn permits that have been issued. These third-party actions can materially increase the costs and cause delays in the permitting process and could cause us to delay, curtail or abandon planned operations or expansion at our facility.

Compliance with environmental regulations and litigation based on environmental regulations could require significant expenditures.

Environmental regulations mandate, among other things, the maintenance of air and water quality standards and land development, and set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. In connection with our current business operations, we may incur environmental costs that could have a material adverse effect on our financial condition and results of operations. Any failure to remedy an environmental problem could require us to suspend operations or enter into interim compliance measures pending completion of the required remedy. Moreover, government authorities and private parties may bring lawsuits based upon damage to property and injury to persons resulting from the environmental, health and safety impacts of our operations. We cannot assure you that any such law, regulation, enforcement or private claim would not have a material adverse effect on our financial condition, results of operations or cash flows. If we violate or fail to comply with applicable environmental laws and regulations, we could be subject to penalties, restrictions on operations or other sanctions. Such liability could materially adversely affect our reputation, business, results of operations and financial condition.

We will incur significant costs as a result of operating as a public company with securities listed on exchanges in both the United States and Australia, and our management will be required to devote substantial time to compliance initiatives.

As a result of listing our common stock on Nasdaq, we expect to incur significant legal, accounting, insurance and other expenses in the future periods that we did not incur prior to such listing. In addition, the Sarbanes-Oxley Act, Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC, have imposed various requirements on public companies including requiring establishment and maintenance of effective disclosure and internal controls. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives, and we may need to add additional personnel and build our internal compliance infrastructure. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time consuming and costly. Because we expect that our shares will remain listed on the ASX in addition to listing our common stock on Nasdaq, we will be subject to the listing and continuing-obligation requirements of two exchanges and two regulatory regimes, and we expect to incur additional and partially overlapping compliance, reporting and administrative costs as a result of maintaining this dual listing. While we expect our U.S. regulatory obligations to be the more significant driver of these costs, the dual listing will require us to satisfy continuing obligations in both jurisdictions, increasing our overall compliance burden and the demands on our management and personnel beyond those we would incur if our securities were listed on a single exchange. These laws and regulations could also make it more difficult and expensive for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our senior management. Furthermore, if we are unable to satisfy our obligations as a public company in the United States, we could be subject to the delisting of our common stock by Nasdaq, fines, sanctions and other regulatory action and potentially civil litigation. Our stock is also listed on the ASX and, if we are unable to satisfy our obligations as a listed company on such exchange, we could be subject to the delisting of our common stock by the ASX, fines, sanctions and other regulatory action and potentially civil litigation.

Changes in tax laws and regulations could adversely affect our business, financial condition and results of operations.

We are subject to tax laws in the jurisdictions in which we operate. We operate across multiple jurisdictions, and the applicable tax laws are increasingly complex and the application of which can be uncertain. Changes in tax laws, as well as other factors, could cause us to experience fluctuations in our tax obligations and effective tax rates and otherwise adversely affect our tax positions. For example, the One Big Beautiful Bill Act, enacted on July 4, 2025, introduced significant changes to U.S. tax law. Additionally, we may be subject to examination by tax authorities on income, employment, and other tax matters. Although we regularly assess the adequacy of our tax provisions, there can be no assurance that such provisions will be sufficient or will not be subject to challenge or that an adverse determination would not have a material effect on our business, financial condition and results of operations. As a result, our tax provision involves significant judgment and uncertainty, and fluctuations in our ultimate tax liabilities could materially affect our results of operations.

Our ability to use our net operating loss carryforwards and certain other tax attributes to offset future taxable income may be limited.

As of December 31, 2025, we had net operating loss (“NOL”) carryforwards for U.S. federal income tax purposes and Australian tax purposes of approximately $29.6 million and $21.4 million, respectively, available to offset future taxable income. Our federal NOL carryforwards generated in 2018 or later of $29.6 million may be carried forward indefinitely, but the deductibility of such carryforwards generally is limited to 80% of our current year taxable income. While our Australia NOL carryforwards of $21.4 million may be carried forward indefinitely, we do not expect to use such NOLs, as we do not expect to generate revenue in Australia. In addition, we have $22.5 million of U.S. state NOLs that will begin to expire in 2044.

In addition, under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), if a corporation undergoes an “ownership change,” generally defined as a greater than 50% change (by value) in its equity ownership by “5% shareholders” over a three-year period, the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes, such as research and development tax credits, to offset its post-change income may be limited. As a result, in the event that it is determined that we have in the past experienced an ownership change, or if we experience one or more ownership changes in the future as a result of subsequent shifts in our stock ownership, our ability to use our pre-change NOL carryforwards and other pre-change tax attributes to offset U.S. federal taxable liability may be subject to limitations, which could potentially result in increased future tax liability to us. Furthermore, our state NOL carryforwards may be subject to similar and additional limitations under applicable state tax law.

Risks Related to Our Common Stock and CDIs

Insiders will continue to have substantial influence over us after this offering, which could limit your ability to affect the outcome of key transactions, including a change in control.

Our directors, executive officers, holders of more than 5% of our common stock and their respective affiliates beneficially owned an aggregate of approximately 41.8% of the shares of our outstanding common stock as of August 27, 2026. In particular, Pegasus Growth Capital and affiliated funds (collectively, “Pegasus”) is our largest stockholder and beneficially owned an aggregate of 31.3% of the shares of our outstanding common stock as of August 27, 2026. Our Chairman and Chief Executive Officer, Hank J. Holland, is the general partner of Pegasus. As a result, these stockholders will be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors, amendments of our organizational documents and approval of significant corporate transactions. They may also have interests that differ from yours and may vote in a way with which you disagree, and which may be adverse to your interests. The influence of such stockholders may have the effect of delaying, preventing or deterring a change in control of our company and might affect the market price of our common stock.

An active trading market for our common stock on Nasdaq may not be developed or sustained, and the trading price for our common stock may be volatile and affected by economic conditions beyond our control.

We plan to list our common stock on Nasdaq in connection with the effectiveness of the registration statement of which this prospectus forms a part, and our CDIs are currently listed on the ASX. However, a liquid public market in the United States for our common stock may not develop or be sustained, which means you may experience a decrease in the value of your common stock regardless of our operating performance. In addition, the market price of our common stock may be highly volatile and subject to wide fluctuations and we cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future. Some specific factors that could adversely affect the price of our common stock or the trading volume for such shares include actual or expected changes in our prospects or operating results; changes in our public guidance regarding our financial results or business plans; changes in actual or anticipated demand for our products; general economic conditions; and the liquidity of U.S. and Australian trading markets. In the past, following periods of volatility in the market price of a company’s securities, shareholders often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of senior management and, if adversely determined, could have a material adverse effect on our results of operations and financial condition.

Our shares of our common stock following this offering will be listed to trade on Nasdaq in U.S. dollars and our CDIs will be listed to trade on the ASX in Australian dollars, and this may result in price variations.

Our shares of our common stock will be listed to trade on Nasdaq in U.S. dollars and our CDIs will be listed to trade on the ASX in Australian dollars. Dual-listing may result in price variations between the exchanges due to a number of factors, including currency fluctuations or investor perception of the different securities or exchanges. In addition, the exchanges are open for trade at different times of the day and the two exchanges also have differing vacation schedules. Differences in the trading schedules, as well as volatility in the exchange rate of the two currencies, among other factors, may result in different trading prices for our Common Stock and CDIs on the two exchanges. Other external influences, such as localized market sentiment, may have differing effects on the trading price of our Common Stock and CDIs on the two exchanges.

A significant portion of our total outstanding shares is restricted from immediate resale but may be sold into the market in the near future, which could cause the market price of our common stock to decline significantly, even if our business is doing well.

We, our directors, our officers and Pegasus have entered into or will enter into lock-up agreements under which we will, subject to specific exceptions described in the section titled “Underwriting,” not to offer, sell, or transfer such securities for 90 days (for us) or 180 days (for our directors, officers and Pegasus) following the date of this prospectus. The parties subject to lock-up agreements beneficially owned an aggregate of approximately 35.5% of the shares of our outstanding common stock as of August 27, 2026. As a result, the market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market either before this offering or after this offering, or the perception that these sales could occur. In addition, Robert W. Baird & Co. Incorporated may, in its sole discretion, release any of the securities subject to the lock-up agreements with the underwriters at any time.

In addition, we intend to file a Form S-8 registration statement to register shares reserved for future issuance under our equity compensation plans. Upon effectiveness of that registration statement, subject to the satisfaction of applicable vesting restrictions and the expiration or waiver of the lock-up agreements referred to above, the shares issued upon exercise of outstanding stock options will be available for immediate resale in the public market.

Sales of our common stock as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the trading price of our securities to fall and make it more difficult for you to sell shares of our common stock at a time and price that you deem appropriate.

We may not ultimately realize certain expected benefits of our redomiciliation from Australia to the State of Delaware.

In June 2026, we completed our redomiciliation from Australia to the State of Delaware (the “Redomiciliation”) whereby Amaero Inc., a Delaware corporation, acquired 100% of the outstanding equity interests in Amaero Ltd, an Australian public limited liability company. Our objectives in effecting the Redomiciliation were, among other things, to:

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position us in a larger, deeper capital market in the United States;
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provide us with access to a broader U.S. investor pool that previously could not, or were unlikely to, invest in non-U.S. securities;
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improve our access to lower-cost U.S. debt and equity capital markets, which are larger and more diverse than Australian capital markets;
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simplify our corporate structure for potential strategic transactions in the United States; and

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enable us to negotiate potentially less restrictive measures to mitigate foreign ownership, control and influence concerns in our pursuit of classified contracts with the DoW and other federal government customers.

There can be no assurance that we will be able to realize any of the above benefits of the Redomiciliation. However, we did incur significant non-recurring costs associated with the Redomiciliation, including legal fees, accountants’ fees, proxy solicitor fees, and filing fees. While it is expected that the benefits of the Redomiciliation will offset these transaction costs over time, this net benefit may not be achieved in the short-term or at all. These combined factors could adversely affect our business and financial condition.

The dual listing of our securities in Australia and the United States may adversely affect the liquidity and value of our common stock in the United States.

CDIs representing a beneficial interest in 1/40th of a share of our common stock are listed on the ASX and we plan to list such shares of our common stock on Nasdaq. Accordingly, we are subject to the ASX Listing Rules as well as associated Australian regulatory requirements in respect of our CDIs and ASX listing.

We cannot predict the effect of this dual listing on the value of our common stock, and we may in the future seek to delist the trading of our securities on the ASX. Nasdaq and the ASX have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation), and as a result of these differences, the trading prices of our CDIs and our common stock may not be the same (despite allowing for currency differences). Additionally, the dual listing of our securities may dilute the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for our common stock on Nasdaq. The price of our common stock on Nasdaq could also be adversely affected by trading in our CDIs on the ASX. In addition, the securities listed on the two exchanges are different instruments: our CDIs trade on the ASX, while our common stock will trade on Nasdaq, and a holder seeking to move between the two markets must convert CDIs into shares of our common stock, or shares of our common stock into CDIs. This conversion process takes time, and during the conversion period the holder remains exposed to movements in the price of our securities and in the Australian dollar/U.S. dollar exchange rate, which may discourage holders from moving between markets and further limit liquidity. Moreover, because our CDIs and our common stock trade in different currencies, in different time zones and in markets with limited overlapping trading hours, the trading price of our CDIs on the ASX and the trading price of our common stock on Nasdaq may diverge, and developments may be reflected in the price in one market before the other.

Currency fluctuations may adversely affect the price of our common stock relative to the price of our CDIs.

The price of our CDIs is quoted in Australian dollars on the ASX, and the price of our common stock will be quoted in U.S. dollars on Nasdaq. Movements in the Australian dollar/U.S. dollar exchange rate may adversely affect the U.S. dollar price of the common stock and the U.S. dollar equivalent of the price of our CDIs. If the Australian dollar weakens against the U.S. dollar, the U.S. dollar price of the common stock could decline, even if the price of our CDIs in Australian dollars increases or remains unchanged.

The market price of our common stock may be adversely affected by arbitrage activities.

Investors may seek to profit by exploiting differences in the price of our shares of common stock as reflected by the trading price of our CDIs on the ASX and the trading price of our shares of common stock on Nasdaq. Such arbitrage activities could cause the price of our common stock or the CDIs, as the case may be, in the market with the higher value to decrease to the price set by the market with the lower value or could otherwise adversely affect the market price of our common stock on Nasdaq. These arbitrage risks may be increased by the fact that our common stock will be quoted in U.S. dollars on Nasdaq while our CDIs will be quoted in Australian dollars on the ASX, which may also give investors the opportunity to exploit the impact of fluctuations in currency exchange rates on the market price of our common stock and our CDIs.

Certain of our outstanding securities may dilute the value of our common stock, and the issuance of additional stock in connection with financings, acquisitions, investments, our equity incentive plans, or otherwise will dilute all other stockholders.

As of June 30, 2026, we had CDIs covering 23,833,180 shares of common stock outstanding, warrants to purchase CDIs covering 642,049 shares of common stock outstanding, and 2,132,218 shares of common stock subject to outstanding options. To the extent that such securities are exercised, the ownership interests of our shares will be diluted. Additionally, our certificate of incorporation authorizes us to issue up to an aggregate of 150,000,000 shares of common stock and up to 15,000,000 shares of preferred stock with such rights, powers, and preferences as may be determined by our board of directors. Pursuant to our Plan, as of June 30, 2026, we may grant up to an aggregate of 483,307 shares of common stock and, pursuant to our 2026 Plan, we have reserved an additional 4,000,000 shares of common stock for future issuances. Subject to compliance with applicable rules and regulations, including the ASX Listing Rules, we may issue shares of common stock or securities convertible into shares of our common stock from time to time in connection with a financing, acquisition, investment, our equity incentive plans, or otherwise. Any such issuances may result in substantial dilution to our existing stockholders and cause the market price of our common stock to decline.

Our ability to raise additional capital may be significantly limited by the ASX Listing Rules that limit the amount of common stock that we are permitted to issue without stockholder approval.

Limitations on new share issuances under the ASX Listing Rules may significantly limit or prevent us from raising additional capital by issuing and selling shares of our common stock or other securities when such additional capital is required. In particular, the ASX Listing Rules currently prohibit us from issuing, during any 12-month period, shares of our common stock in an amount greater than 15% of the total number of shares of our common stock then outstanding without the affirmative vote of the holders of a majority of the outstanding shares of our common stock.

The foregoing ASX Listing Rule is substantially more restrictive than the comparable Nasdaq rule and, as such, may significantly limit or prevent us from raising funds by issuing and selling shares of our common stock and which may have a material adverse effect on our results of operations, financial condition and the development of our business. Moreover, seeking stockholder approval to issue common stock is likely to take considerable time and expense and there can be no assurance that any such approval will be given in the future.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including:

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presentation of only two years of audited financial statements and related financial disclosure;
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exemption from the requirement to have our registered independent public accounting firm attest to management’s assessment of our internal control over financial reporting;
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exemption from compliance with the requirement of the Public Company Accounting Oversight Board (“PCAOB”) regarding the communication of critical audit matters in the auditor’s report on the financial statements;
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reduced disclosure about our executive compensation arrangements; and
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exemption from the requirement to hold non‑binding advisory votes on executive compensation or golden parachute arrangements.

We could be an emerging growth company for up to five years following the completion of this offering, although we expect to not be an emerging growth company sooner. Our status as an emerging growth company will end as soon as any of the following takes place:

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the last day of the fiscal year in which we have at least $1.235 billion in annual revenue;
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the date we qualify as a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates;
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the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or
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the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.

In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies unless it otherwise irrevocably elects not to avail itself of this exemption. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. As a result, our consolidated financial statements may not be comparable to the financial statements of companies that comply with new or revised accounting pronouncements as of public company effective dates.

We cannot predict if investors will find our common stock less attractive if we choose to rely on any of the exemptions afforded emerging growth companies. If some investors find our common stock less attractive because we rely on any of these exemptions, there may be a less active trading market for our common stock and the market price of our common stock may be more volatile and may decline.

You will experience immediate and substantial dilution in the net tangible book value of the shares of common stock you purchase in this offering.

The initial public offering price of our common stock is substantially higher than the pro forma net tangible book value per share of our common stock immediately after this offering. If you purchase shares of our common stock in this offering, you will suffer immediate dilution of $2.85 per share, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to the sale of common stock in this offering as of June 30,2026 and an assumed initial public offering price of $5.15 per share. See the section titled “Dilution.”

Management will have broad discretion over the use of our proceeds from this offering.

The principal purposes of this offering include increasing our capitalization and financial flexibility and growing the U.S. public market for our stock, thereby enabling access to the U.S. public equity markets by our employees and stockholders, obtaining additional capital, and increasing our visibility in the marketplace. We intend to use up to approximately $10.0 million of the net proceeds of this offering to purchase capital equipment over the next 12 months with the remaining proceeds to be used for general corporate purposes, including working capital, operating expenses, and research and development. See the section titled “Use of Proceeds.” We cannot specify with certainty the particular uses of the net proceeds to us from this offering, and because of the number and variability of factors that will determine our use of the net proceeds from this offering, our ultimate use may vary substantially from our currently intended use. Accordingly, we will have broad discretion in using these proceeds and might not be able to obtain a significant return, if any, on investment of these net proceeds. Investors in this offering will need to rely upon the judgment of our management with respect to the use of our proceeds. If we do not use the net proceeds that we receive in this offering effectively, our business, operating results, and financial condition could be harmed.

We do not anticipate paying dividends in the foreseeable future.

We have not declared any dividends and do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Dividends, if any, on our outstanding common stock will be declared by and subject to the discretion of our Board of Directors on the basis of our earnings, financial requirements and other relevant factors. As a result, a return on your investment will only occur if the price of our common stock appreciates. We cannot assure you that our common stock will appreciate in value or even maintain the price at which you purchase the common stock. You may not realize a return on your investment in the common stock and you may even lose your entire investment in the common stock.

If U.S. securities or industry analysts do not publish research reports about our business, or if they issue an adverse opinion about our business, the market price and trading volume of our common stock could decline.

The trading market for our common stock on Nasdaq will be influenced by the research and reports that U.S. securities and industry analysts publish about us or our business. Securities and industry analysts may discontinue research on us, to the extent such coverage currently exists, or in other cases, may never publish research on us. If no or too few U.S. securities or industry analysts commence coverage of us, the trading price for our common stock would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our shares or publish inaccurate or unfavorable research about our business, the market price of our common stock would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause its price and trading volume to decline. In addition, research and reports that Australian securities or industry analysts publish about us, our business or our CDIs may impact the market price of the common stock in the United States.

If we fail to maintain proper internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

We are subject to the reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act, has adopted rules requiring a public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report on Form 10-K. In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of our internal control over financial reporting. If in the future we are unable to conclude that we have effective internal controls over financial reporting or our independent auditors are unwilling or unable to provide us with an unqualified report on the effectiveness of our internal controls over financial reporting as required by the Sarbanes-Oxley Act, investors may lose confidence in our operating results, the price of our common stock could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of the Sarbanes-Oxley Act, we may not be able to maintain the listing of our shares on Nasdaq.

We have identified a material weakness in our internal control over financial reporting. If we are unable to remediate this weakness or otherwise fail to maintain proper and effective internal controls, our ability to produce timely and accurate financial statements could be impaired, which could adversely affect our operating results, our ability to operate our business, our stock price and access to the capital markets.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. Following the completion of this offering, we will become subject to the internal control over financial reporting requirements applicable to emerging growth and smaller reporting companies in the United States, and, beginning with our second annual report on Form 10-K, we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. The process of designing, implementing and testing the internal control over financial reporting required to comply with this obligation is time-consuming, costly and complicated.

In connection with the audit of our consolidated financial statements as of and for the years ended December 31, 2025 and December 31, 2024, we identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness relates solely to the information technology general controls for the accounting system that is relevant to the preparation of our financial statements. Specifically, we did not design and implement user access controls within that system to ensure appropriate segregation of duties and to adequately restrict user and privileged access to appropriate personnel. As a result, certain business process controls that are dependent upon the affected information technology general controls were not designed and implemented appropriately to mitigate the segregation of duties and inappropriate access risk. This material weakness did not relate to, and did not affect, the banking portals through which payments and disbursements are made from our bank accounts, for which we maintained separate controls, including appropriate segregation of duties.

As a result of this material weakness, our management concluded that our internal control over financial reporting was not effective as of December 31, 2025. This material weakness had not been remediated, and our internal control over financial reporting remained not effective, as of June 30, 2026.

This material weakness could increase the risk of unauthorized access to the information technology systems that support our financial reporting processes, manipulation of the data we use to produce our financial statements, and/or the lack of complete and accurate information, any of which could lead to a material misstatement of our account balances or disclosures and affect our ability to report our financial information on a timely basis. Although this material weakness did not result in any material misstatement of our consolidated financial statements for the periods presented that was identified as a result of this material weakness, this material weakness could lead to a material misstatement of our account balances or disclosures in the future that is not prevented or detected on a timely basis.

We have concluded that this material weakness occurred because, although our securities have been listed on the Australian Securities Exchange, prior to this offering we had not been subject to the internal control over financial reporting requirements applicable to public companies in the United States, and we did not have the systems, business processes and related internal control necessary to satisfy the accounting and financial reporting requirements of a company subject to the reporting requirements of the SEC and the Sarbanes-Oxley Act. We have begun to implement, and plan to undertake, the following measures to remediate this material weakness:

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strengthening segregation of duties through both procedural changes and system-based controls, including hiring and retaining additional accounting, finance and information technology personnel; and
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improving our information technology general controls, including controls over user access provisioning and termination, and privileged access monitoring.

We may incur significant costs in connection with remediating this material weakness. The material weakness will not be considered remediated until the applicable remediated controls have operated for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. We have not performed a formal evaluation of the effectiveness of our internal control over financial reporting, and, as an emerging growth company, we will not be required to obtain an attestation report from our independent registered public accounting firm as to the effectiveness of our internal control over financial reporting for so long as we remain an emerging growth company. As a result, the effectiveness of our internal control over financial reporting will not be subject to independent audit or attestation for the foreseeable future. We cannot assure you that we will be able to successfully remediate the material weakness described above or that we will not identify additional material weaknesses in the future. Even if we successfully remediate this material weakness, we cannot assure you that we will not suffer from this or other material weaknesses in the future.

If we fail to remediate this material weakness, or fail to otherwise maintain effective internal control over financial reporting and, once we are a public company, effective disclosure controls and procedures, we may be unable to produce accurate and timely financial statements, which could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations or cause investors to lose confidence in our reported financial information. Any of these outcomes could result in a decline in the market price of our common stock, subject us to investigation by the SEC, the stock exchange on which our common stock is then listed or other regulatory authorities, and restrict our future access to the capital markets.

Our EXIM Bank Credit Agreement contains financial obligations and restrictive covenants that may limit our operating flexibility, which may adversely affect our business, financial condition, and results of operations.

We have entered into, and may continue to enter into, arrangements pursuant to which we have incurred or will incur significant indebtedness, including the credit agreement entered into by our wholly owned subsidiary, Amaero Advanced Materials & Manufacturing, Inc. (the “Borrower”) with the Export-Import Bank of the United States (“EXIM

Bank”), which provides for a $26.1 million senior secured credit facility maturing on June 30, 2034 (the “EXIM Bank Credit Agreement”). Following the June 2026 amendment to the EXIM Bank Credit Agreement, the EXIM Bank Credit Agreement was fully drawn. Our ability to make payments on such debt, to repay such indebtedness when due, and to fund our business, operations, and capital expenditures will depend on our ability to generate or raise cash in the future. If we cannot service our indebtedness, we may have to take actions such as utilizing available capital, selling assets, selling equity, or reducing or delaying capital expenditures, strategic transactions, investments, and partnerships, any of which may impede the implementation of our business strategy, prevent us from entering into transactions that would otherwise benefit our business, and may adversely affect our business, financial condition, and results of operations.

The Borrower’s obligations under the EXIM Bank Credit Agreement are guaranteed by Amaero Inc. and certain of our subsidiaries. Such obligations are secured by the Borrower’s equipment and related assets financed with disbursements under the EXIM Bank Credit Agreement and a pledged cash collateral account, and we have expanded such collateral to include substantially all assets of the Borrower and the guarantors, subject to certain exceptions. If we are unable to repay or otherwise refinance our indebtedness under the EXIM Bank Credit Agreement when such indebtedness is due, or if any event of default occurs under such agreement, EXIM Bank could accelerate our outstanding obligations. In the event that EXIM Bank accelerates the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness and the lenders may seek to enforce their security interests in the collateral.

The EXIM Bank Credit Agreement contains restrictive covenants that limit our ability to, among other things, make any substantial change in the scope or nature of our business or operations, merge or consolidate with other companies, sell all or substantially all of our assets, incur additional indebtedness, incur liens, pay cash dividends, repurchase or redeem our equity interests, enter into transactions with affiliates, and make investments in other businesses, subject in each case to customary exceptions. In addition, the EXIM Bank Credit Agreement requires us to satisfy three financial covenants which will be tested quarterly beginning on September 30, 2027 or September 30, 2028, as applicable. Such covenants are a maximum leverage ratio, a minimum liquidity requirement and a minimum fixed charge coverage ratio. There is no guarantee that we will be able to generate sufficient cash flow or revenue to satisfy these financial covenants. Our ability to comply with these covenants may be affected by events beyond our control. Although the financial covenants are not tested until future periods, a breach of the covenants under the EXIM Bank Credit Agreement could result in an event of default. If the facility is fully drawn, the principal remedy available to the lenders upon an event of default would be to declare all outstanding borrowings, together with accrued and unpaid interest and fees, to be immediately due and payable.

Delaware law and provisions in our certificate of incorporation and bylaws might delay, discourage or prevent a change in control of our company or changes in our management, thereby depressing the market price of our common stock.

Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law (the “DGCL”) may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, even if a change in control would be beneficial to our existing stockholders. In addition, our certificate of incorporation and bylaws will contain provisions that may make the acquisition of our company more difficult or delay or prevent changes in control of our management. Among other things, these provisions will:

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authorize our board of directors to issue shares of preferred stock and determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval;
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permit only the board of directors to establish the number of directors and fill vacancies on the board;
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establish that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms;
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for so long as our board of directors is classified, and subject to the rights of holders of our preferred stock, provide that our directors may only be removed by stockholders for cause;

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permit stockholders to only take actions at a duly called annual or special meeting and not by written consent;
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require that stockholders give advance notice to nominate directors or submit proposals for consideration at stockholder meetings;
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eliminate cumulative voting in the election of directors;
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prohibit stockholders from calling a special meeting of stockholders; and
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require a super-majority vote of stockholders to amend some of the provisions described above.

These provisions, alone or together, could delay, discourage or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Our bylaws designate a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, and also provide that the federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, each of which may limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers, stockholders, or employees.

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action or proceeding asserting a claim for or based on a breach of a fiduciary duty owed by any of our current or former directors, stockholders, or officers or other employees to us or our stockholders, (3) any action or proceeding asserting a claim against us or any current or former director, stockholder, or officer or other employee of us arising pursuant to, or seeking to enforce any right, obligation, or remedy under, any provision of the Delaware General Corporation Law, our certificate of incorporation, or our bylaws, or (4) any action asserting a claim that is governed by the internal affairs doctrine; provided that, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, such action or proceeding may be brought in another state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware). Nothing in our bylaws precludes stockholders that assert claims under the Exchange Act from bringing such claims in federal court, subject to applicable law.

Section 22 of the Securities Act establishes concurrent jurisdiction for federal and state courts over Securities Act claims. Accordingly, both state and federal courts have jurisdiction to hear such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our bylaws also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint.

Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to the foregoing bylaw provisions. Although we believe these exclusive forum provisions benefit us by providing increased consistency in the application of Delaware law and federal securities laws in the types of lawsuits to which each applies, the exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our current or former directors, officers, stockholders, or other employees, which may discourage lawsuits with respect to such claims against us and our current and former directors, officers, stockholders, or other employees. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions.

Further, the enforceability of similar exclusive forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and it is possible that a court of law may rule that these types of provisions are inapplicable or unenforceable if they are challenged in a proceeding or otherwise. If a court were to find either exclusive forum provision contained in our bylaws to be inapplicable or unenforceable in an action, we may incur significant additional costs associated with resolving such dispute, as well as resolving such action in other jurisdictions, all of which may adversely affect our business, financial condition, and results of operations.

As a result of listing our CDIs on the ASX, we are subject to the ASX Listing Rules, which may strain our resources, divert management’s attention and affect our ability to manage our business or raise additional capital.

As a result of listing our CDIs on the ASX, we are subject to the ASX Listing Rules, which may strain our resources, divert management’s attention and affect our ability to manage our business or raise additional capital. The ASX Listing Rules differ from and, in some cases, are more restrictive than the rules and requirements of Nasdaq, including restrictions that:

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limit our non-executive director compensation to a maximum amount approved by stockholders in general meeting;
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require that the terms of every class of our securities, including any preferred stock, be approved by the ASX;
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prohibit us from removing or changing the voting rights or dividend rights (if any) of our securities, except in certain circumstances;
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specify certain terms and conditions of our options and/or rights plans;
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prohibit issuing our equity securities without stockholder approval in the three months after we receive any notice in writing that a person proposes to make a takeover bid for the Company;
•
limit the issuance of our restricted (escrowed) securities; and
•
prohibit “golden parachutes” or other termination benefits for our officers upon a change in ownership or control of the Company.

These ASX Listing Rules may, in some cases, limit our ability to take certain actions that would otherwise be permitted under Nasdaq rules and may affect our ability to manage our business and to attract and retain key management and scientific personnel. In addition, the ASX Listing Rules include approval and reporting requirements that differ from the requirements under the Nasdaq rules, such as requirements to:

•
comply with required timetables for the issuance of our equity securities;
•
deliver notice to the ASX prior to the release of our restricted (escrowed) securities;
•
file quarterly, half-yearly and annual periodic reports that include specific disclosures required by the ASX Listing Rules;
•
obtain stockholder approval for certain related-party transactions and for securities issuances to our directors;
•
deliver drafts to the ASX of charter documents, debt and convertible securities documents, certain meeting notices and documents sent to certain holders of our securities; and
•
prior to release to any other person, release announcements through the ASX as the central collection point for market sensitive information.

Compliance with these additional ASX Listing Rules will increase our legal and financial compliance costs, make some activities or transactions more difficult, time-consuming or costly, may limit or prevent us from raising additional capital by issuing and selling shares of our common stock or other securities and increase demand on our systems and resources. We applied to the ASX for, and received, certain waivers from the application of some of the

ASX Listing Rules, however such waivers will not afford us relief from all of the increased restrictions and requirements imposed by the ASX Listing Rules.

Increases in our costs and expenses associated with compliance with the ASX Listing Rules will adversely impact our results of operations and financial condition. In addition, limitations on new share issuances under the ASX Listing Rules may limit or prevent us from raising additional capital by issuing and selling shares of our common stock or other securities when such additional capital is required, which may have a material adverse effect on our results of operations, financial condition and the development of our business. See “—Our ability to raise additional capital may be significantly limited by the ASX Listing Rules that limit the amount of common stock that we are permitted to issue without stockholder approval.”

Our outstanding CDIs will be listed on the ASX and will be freely tradable in the public markets in Australia.

Trading in our CDIs may have a material adverse effect on the trading price of our common stock on Nasdaq. Our common stock will be traded on Nasdaq and our CDIs will be traded on the ASX. The CDIs are, in general, the economic equivalent of our shares of common stock and, as a result, the trading price of our CDIs on the ASX will likely affect the trading price of our common stock on Nasdaq, and vice versa. The trading price of our CDIs may be influenced by factors different from those that affect the trading price of our common stock on Nasdaq and may be influenced by arbitrage activities. In addition, holders of common stock, including shares sold in this offering, may deliver those shares to CHESS Depositary Nominees Pty Ltd (“the Depositary Nominee”) for the CDIs in exchange for our CDIs. If a significant number of the shares of our common stock that are sold in this offering are exchanged for our CDIs, it may have a material adverse effect on the liquidity and trading price of our common stock on Nasdaq. Trading in our securities on these markets will take place in different currencies (U.S. dollars on Nasdaq and Australian dollars on the ASX) and at different times (resulting from different time zones, trading days and public holidays in the United States and Australia). The trading prices of our securities on these two markets may differ due to these and other factors, including the fact that Nasdaq and the ASX have different criteria for trading halts as well as different listing rules and disclosure requirements. Any decrease in the price of our CDIs on the ASX could cause a decrease in the trading price of our common stock on Nasdaq.

Investors purchasing shares of our common stock in this offering may not be able to freely sell those shares in Australia during the 12 months after the issue date of those shares in this offering and therefore will not be able to take advantage of any liquidity that may be available for CDIs traded on the ASX during that period, unless an exception applies or the Company is able to rely on applicable legislative relief and lodges a cleansing notice in accordance with Australian regulatory requirements with the ASX.

Although we expect that our shares of common stock will be listed on Nasdaq, the shares sold in this offering may not be freely tradable in Australia during the 12 months after their issue date in this offering. In general, shares purchased in this offering may be resold in Australia during that period only to certain “sophisticated investors” and “professional investors” (as defined in the Australian Corporations Act) and certain persons associated with us under Section 708(12) of the Australian Corporations Act, and any subsequent resale of those shares will also be subject to the same restrictions during the 12 months after their issue date in this offering.

So long as those restrictions are in effect, to the extent that investors who purchase shares in this offering are able to resell those shares in Australia, the price they receive may be different than the market price of our common stock. Likewise, while investors purchasing shares in this offering will be entitled to exchange those shares for our CDIs, sales of those newly issued CDIs in Australia will be subject to the same restrictions that are applicable to the underlying shares of our common stock as described above. Although we expect that the majority of the shares of common stock outstanding immediately after this offering will be represented by our CDIs that are traded on the ASX, investors purchasing shares in this offering may not be able to freely sell those shares, or the CDIs representing those shares, in Australia during the 12 months after the issue date of those shares in this offering. To the extent those newly issued CDIs are not freely tradeable, investors may not be able to take advantage of any liquidity which may be available for our CDIs traded on the ASX during that period. Notwithstanding the foregoing, the Australian Securities and Investments Commission (“ASIC”) has granted the ASIC Corporations (Offers of CHESS Depositary Interests) Instrument 2025/180 (the “Instrument”), which permits the issue and on sale of our CDIs within the first 12 months of issue provided that the Company has lodged a cleansing notice on the ASX within applicable time limits after those CDIs are issued. Accordingly, if the Company is able to rely on the Instrument and has lodged a cleansing notice in respect to such CDIs, those CDIs that have been issued on conversion of the Company’s common stock, including common stock that is issued in this offering, may be freely tradable on the ASX.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include statements about:

•
our expectations regarding financial results and performance, including revenue growth and margin expansion, operating leverage, our operational and financial targets, key metrics;
•
the sufficiency of our cash, cash equivalents, and marketable securities to meet our liquidity needs, including our ability to continue as a going concern and our cash runway;
•
our expectations regarding supply chain risk, policy developments, and other industry trends;
•
our ability to benefit from and address industry trends, including supply chain risk and U.S. policy initiatives;
•
our ability to position ourselves in the market, price our products competitively, and access and meet demand in the U.S. defense and aerospace industry;
•
our ability to manage our manufacturing operations, scale our production capacity, and expand our manufacturing expertise;
•
the size of the market opportunity for our products;
•
our expectations regarding the growth of our PM-HIP manufacturing business;
•
our ability to complete qualification and certification programs necessary to secure production contracts;
•
our ability to execute under our commercial contracts and unlock additional growth opportunities across industries;
•
our expectations regarding our argon recycling system, including implementation plans, timeline, cost savings, and the impact on our cost structure and competitive positioning;
•
our ability to develop new product offerings;
•
our expectations regarding the macroeconomic environment, including rising inflation and interest rates and geopolitical conflicts, and uncertainty in the global banking and financial services markets;
•
our ability to effectively manage costs;
•
our expectations regarding the effects of existing and developing laws and regulations and our ability to comply with such laws and regulations, including U.S. government contracting and national security requirements;
•
our expectations regarding the benefits of our Redomiciliation, including anticipated access to U.S. capital markets, Foreign Ownership, Control, and Influence (“FOCI”) mitigation, and eligibility for classified defense contracts;
•
our expectations and management of future growth, including the projections regarding the expansion of our production capacity and the commissioning timeline of our fourth EIGA Premium atomizer;

•
our ability to maintain, protect, and enhance our intellectual property;
•
our ability to obtain additional capital and maintain cash flow or obtain adequate financing or financing on terms satisfactory to us;
•
our plans with respect to the dual listing of our securities on Nasdaq and the ASX, including the potential future delisting from the ASX;
•
our ability to obtain waivers from ASIC with respect to resale restrictions applicable to shares of our common stock issued in this offering, and the effect of any such restrictions on the liquidity of our securities in Australia;
•
our expectations regarding future dividends, including our current intention not to pay cash dividends in the foreseeable future and to retain future earnings to finance our operations and growth;
•
our expectations regarding the identified material weakness in our internal control over financial reporting, including our remediation plans, the timing and cost of remediation, and our ability to remediate it and maintain effective internal control over financial reporting;
•
the increased expenses associated with being a public company;
•
the future trading prices of our common stock; and
•
our anticipated uses of net proceeds from this offering.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, operating results, financial condition and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

Neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Moreover, the forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. You should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $15.7 million (or approximately $18.5 million if the underwriters’ option to purchase additional shares of common stock is exercised in full) from the sale of the shares of common stock offered by us in this offering, based upon the assumed initial public offering price of $5.15 per share, which is based on the last reported trading price of our CDIs listed on ASX on October 5, 2026, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $5.15 per share, which is based on the last reported trading price of our CDIs listed on ASX on October 5, 2026, would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $3.6 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $4.8 million, assuming that the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the initial public offering price or the number of shares by these amounts would have a material effect on our use of the proceeds from this offering, although it may accelerate the time when we need to seek additional capital.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock, facilitate future access to the U.S. public equity markets by us, our employees and our stockholders, and increase our visibility in the marketplace. We intend to use up to approximately $10.0 million of the net proceeds of this offering to purchase capital equipment over the next 12 months with the remaining proceeds to be used for general corporate purposes, including working capital, operating expenses, and research and development. Additionally, we may use a portion of the net proceeds to acquire or invest in businesses, products, services or technologies. However, we do not have agreements or commitments for any material acquisitions or investments at this time.

We believe that the estimated net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to fund our operating expenses and capital expenditure requirements into the second quarter of 2027, and will need to seek additional funds to continue our operations through the next year. Changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek even greater amounts of additional funding sooner than planned.

Because we expect to use the remaining net proceeds from this offering for general corporate purposes, our management will have broad discretion over the use of the net proceeds from this offering. As of the date of this prospectus, we intend to invest the net proceeds that are not used as described above in capital-preservation investments, including short-term interest-bearing debt instruments or bank deposits.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to support our operations and to finance the growth and development of our business. Any future determination to pay dividends will be made at the discretion of our board of directors subject to applicable laws and will depend upon, among other factors, our operating results, financial condition, contractual restrictions and capital requirements. Our future ability to pay cash dividends on our capital stock is limited by the terms of the EXIM Bank Credit Agreement and may be limited by any of our future debt instruments or preferred securities.

CAPITALIZATION

The following table summarizes our cash and cash equivalents, as well as our capitalization, as of June 30, 2026:

•
on an actual basis; and
•
on a pro forma basis to reflect the issuance and sale by us of 3,883,496 shares of common stock in this offering at the assumed initial public offering price of $5.15 per share, which is based on the last reported trading price of our CDIs listed on ASX on October 5, 2026, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2026(1)
	Actual	Pro Forma(2)
(in thousands except per share data)
Cash and cash equivalents	$13,589	$29,289
Long-term debt, net	19,573	19,573
Stockholders’ equity (deficit):
Preferred stock, $0.00001 par value per share, 15,000,000 shares authorized and no shares issued or outstanding, actual and pro forma	—	—
Common stock, $0.00001 par value per share, 150,000,000 shares authorized, 23,833,180 shares issued and outstanding, actual; 150,000,000 shares authorized, 27,716,676 shares issued and outstanding, pro forma	—	—
Additional paid-in capital	124,161	139,861
Accumulated deficit	(75,481)	(75,481)
Accumulated other comprehensive loss	(614)	(614)
Total stockholders’ equity (deficit)	48,066	63,766
Total capitalization	$67,639	$83,339

(1)
Each $1.00 increase or decrease in the assumed initial public offering price of $5.15 per share, which is based on the last reported trading price of our CDIs listed on ASX on October 5, 2026, would increase or decrease, as applicable, each of our cash and cash equivalents, total stockholders’ equity (deficit) and total capitalization by approximately $3.6 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares offered by us would increase or decrease, as applicable, each of our cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $4.8 million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.
(2)
In July 2026, we drew the remaining approximately $3.3 million in proceeds available under the EXIM Bank Credit Agreement, representing net cash proceeds available to us after giving effect to the EXIM Bank exposure fee. On a further adjusted basis after reflecting incurrence of such additional indebtedness, our cash and cash equivalents, long-term debt, net, and total capitalization would have been approximately $32.6 million, $22.9 million, and $86.6 million, respectively. See Note 14 to our audited consolidated financial statements and Notes 14 and 22 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for a description of the EXIM Bank Credit Agreement.

The number of shares of common stock that will be outstanding immediately after this offering is based on 23,833,180 shares of our common stock outstanding as of June 30, 2026, and excludes:

•
2,132,218 shares of common stock issuable upon the exercise of outstanding options as of June 30, 2026, with a weighted-average exercise price of $8.17 per share;
•
483,307 shares of common stock reserved for future issuance under the Plan as of June 30, 2026, which number of shares shall no longer be reserved upon the effectiveness of our 2026 Plan, at which time we shall cease granting awards under our Plan;
•
4,000,000 shares of common stock reserved for future issuance under the 2026 Plan upon its approval by our stockholders on August 27, 2026; and
•
642,049 shares of common stock issuable upon the exercise of outstanding warrants to purchase CDIs convertible into shares of our common stock as of June 30, 2026, with a weighted-average exercise price of $6.72 per share.

The 2026 Plan provides for annual automatic increases in the number of shares of our common stock reserved thereunder, and the 2026 Plan also provides for increases to the number of shares of our common stock that may be granted thereunder based on shares underlying the awards granted under the Plan that expire, are forfeited or are repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after completion of this offering.

Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of our common stock outstanding. We have no goodwill or other intangible assets as of June 30, 2026. Our total tangible assets equal our total assets as presented on the condensed consolidated balance sheets less deferred offering costs of $0.8 million, which reflect deferred charges related to this offering that will be applied against the gross proceeds of this offering upon its completion. Our historical net tangible book value as of June 30, 2026 was $47.3 million, or $1.98 per share.

After giving effect to the sale by us of 3,883,496 shares of our common stock in this offering at the assumed initial public offering price of $5.15 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of June 30, 2026 would have been $63.8 million, or $2.30 per share. This represents an immediate increase in pro forma net tangible book value of $0.32 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $2.85 per share to investors purchasing shares of our common stock in this offering at the assumed initial public offering price. The following table illustrates this dilution:

Assumed initial public offering price per share		$5.15
Historical net tangible book value per share as of June 30, 2026	$1.98
Pro forma increase in net tangible book value per share as of June 30, 2026	$0.32
Pro forma net tangible book value per share immediately after this offering		$2.30
Dilution in pro forma net tangible book value per share to new investors in this offering		$2.85

Each $1.00 increase or decrease in the assumed initial public offering price of $5.15 per share, which is based on the last reported trading price of our CDIs listed on ASX on October 5, 2026, would increase or decrease, as applicable, our pro forma net tangible book value by approximately $3.6 million, and would increase or decrease, as applicable, dilution per share to new investors purchasing shares of common stock in this offering by $0.13, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our common stock offered by us would increase or decrease, as applicable, our pro forma net tangible book value by approximately $4.8 million per share and increase or decrease, as applicable, the dilution to new investors purchasing shares of common stock in this offering by $0.09 per share, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The dilution information discussed above is illustrative only and will change based on the actual public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their option in full to purchase 582,524 additional shares of common stock in this offering, the pro forma net tangible book value per share after the offering would be $2.35 per share, the increase in the pro forma net tangible book value per share to existing stockholders would be $0.37 per share and the pro forma dilution to new investors purchasing common stock in this offering would be $2.80 per share, in each case assuming the assumed initial public offering price of $5.15 per share, which is based on the last reported trading price of our CDIs listed on ASX on October 5, 2026, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table presents, on a pro forma basis to give effect to this offering, as of June 30, 2026, the differences between the cash proceeds received by us upon the initial issuance of the underlying securities prior to this offering, the consideration we expect to receive from investors purchasing shares of our common stock in this offering, and the average price per share paid or to be paid to us at the assumed initial public offering price of $5.15 per share, which is based on the last reported trading price of our CDIs listed on ASX on October 5, 2026, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per
	Number	Percent	Amount	Percent	Share
Initial purchasers of securities before this offering	23,833,180	86.0%	$120,177,109	85.7%	$5.04
Investors participating in this offering	3,883,496	14.0%	$20,000,004	14.3%	$5.15
Total	27,716,676	100.0%	$140,177,113	100.0%	$5.06

Each $1.00 increase or decrease in the assumed initial public offering price of $5.15 per share, which is based on the last reported trading price of our CDIs listed on ASX on October 5, 2026, would increase or decrease, as applicable, the total consideration paid by new investors and the total consideration paid by all stockholders by approximately $3.9 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares offered by us would increase or decrease, as applicable, total consideration paid by new investors and total consideration paid by all stockholders, by approximately $5.2 million, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The table above assumes no exercise of the underwriters’ option to purchase 582,524 additional shares in this offering. If the underwriters’ option to purchase additional shares is exercised in full, the total number of shares of our common stock held by existing stockholders would be reduced to 84.2% of the total number of shares of our common stock outstanding after this offering, and the total number of shares of common stock held by investors purchasing shares of common stock in the offering would be increased to 15.8% of the total number of shares outstanding after this offering.

The number of shares of common stock that will be outstanding immediately after this offering is based on 23,833,180 shares of our common stock outstanding as of June 30, 2026, and excludes:

•
2,132,218 shares of common stock issuable upon the exercise of outstanding options as of June 30, 2026, with a weighted-average exercise price of $8.17 per share;
•
483,307 shares of common stock reserved for future issuance under the Plan, as of June 30, 2026, which number of shares shall no longer be reserved upon the effectiveness of our 2026 Plan, at which time we shall cease granting awards under the Plan;
•
4,000,000 shares of common stock reserved for future issuance under the 2026 Plan upon its approval by our stockholders on August 27, 2026; and
•
642,049 shares of common stock issuable upon the exercise of outstanding warrants to purchase CDIs convertible into shares of our common stock as of June 30, 2026, with a weighted-average exercise price of $6.72 per share.

The 2026 Plan provides for annual automatic increases in the number of shares of our common stock reserved thereunder, and the 2026 Plan also provides for increases to the number of shares of our common stock that may be granted thereunder based on shares under the Plan that expire, are forfeited or are repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

To the extent that any outstanding options to purchase our common stock are exercised or new awards are granted under our equity compensation plans, or additional shares of our common stock are issued, there will be further dilution to investors participating in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements, such as those relating to our plans, objectives, expectations, intentions, and beliefs, which involve risks and uncertainties. Our historical results are not necessarily indicative of the results that may be expected for any period in the future. Our actual results could differ materially from those discussed in these forward-looking statements. You should read the “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a leading U.S.-based producer of high-value refractory and titanium alloy spherical metal powders for additive manufacturing (“AM”) and advanced manufacturing, and a pioneer in Powder Metallurgy Hot Isostatic Pressing (“PM-HIP”) manufacturing of large near-net-shape components. With manufacturing and corporate headquarters in Tennessee, we occupy a strategically critical position at the intersection of U.S. national security priorities, AM technology, and the domestic reshoring of imperative U.S. supply chains.

Our core technology platform centers on the Electrode Induction Melting Inert Gas Atomizer (“EIGA”), an advanced crucible-free gas atomization technology designed for the production of high-purity titanium and refractory alloy powders (“EIGA Premium”). Because the molten metal resulting from the EIGA process does not contact other materials during the melting process, the EIGA helps minimize contamination and produces metal powders with a high level of purity and consistency. To our knowledge, our EIGA Premium configuration is the only such system operating in the United States. We produce high-purity spherical metal powders specifically engineered for laser powder bed fusion (“LPBF”) 3D printing of mission-critical components — particularly for hypersonic weapons systems, satellite propulsion, strategic missiles, aerospace, and medical applications. Our powder portfolio encompasses niobium, tungsten, tantalum, molybdenum, rhenium, zirconium and titanium alloy powders.

Through our PM-HIP manufacturing process, we produce large, complex, near-net-shape powder metallurgy parts with forged-equivalent material properties and microstructure, providing a technically mature and scalable alternative to the strained domestic supply chain for large-scale castings and forgings. This capability is particularly relevant to the U.S. Navy’s submarine industrial base, where capacity constraints for large components represent a critical bottleneck to shipbuilding program objectives.

We have built a strong reputation for delivering mission-critical materials and parts on time and to customer specification with leading organizations in defense, aerospace, and advanced manufacturing. We have entered into exclusive or preferred supplier arrangements and long-term supply and strategic development agreements with organizations such as ADDMAN Group, one of the largest U.S. domestic metal additive manufacturers, Velo3D, a “Made in USA” leader in AM technology, and Titomic Limited, a global leader in cold spray AM technology, among others.

Following a three-year capital investment program of approximately $45.9 million, we believe we are at an inflection point as our business transitions from onshoring our manufacturing facilities to revenue growth and margin expansion.

Redomiciliation

On June 22, 2026, we completed a redomiciliation of our parent company from Australia to the State of Delaware in the United States by way of two schemes of arrangement, which were interconditional, whereby Amaero Inc., a Delaware corporation, replaced Amaero Ltd, an Australian incorporated entity, as our parent company. To effect the Redomiciliation, the shareholders in Amaero Ltd received the equivalent of one CHESS Depositary Interest (“CDI”) for each ordinary share they owned in Amaero Ltd. CDIs can be converted at the holder’s option into a share of our common stock on a 40-for-1 basis, and each share of our common stock can be converted into 40 CDIs. The Redomiciliation has been accounted for as a reorganization of entities under common control on a carryover basis. Accordingly, the historical consolidated financial statements presented elsewhere in this prospectus reflect the operations of Amaero Ltd and its subsidiaries, as our accounting predecessor, for all periods presented.

Known Trends, Demands, Commitments, Events, or Uncertainties Impacting Our Business

We believe that our performance and future success depends on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section entitled “Risk Factors.”

Reshoring and Expansion of Production Capacity in the United States.

Over several decades, U.S. manufacturers shifted production of advanced materials and components offshore and adopted asset-light, just-in-time operating models, contributing to a contraction of the domestic industrial base for high-value metal powders, castings, and forgings. More recently, heightened geopolitical tension, the supply disruptions experienced during the COVID-19 pandemic and the conflicts in Ukraine and the Middle East, and a shift in U.S. trade and industrial policy have prompted a reprioritization of domestic manufacturing and changes in supply-chain strategy. Federal policy has increasingly relied on a combination of incentives and trade measures, including tariffs, domestic procurement preferences, and government-backed financing, to encourage the relocation of manufacturing and procurement to the United States.

In light of the shifting macroeconomic environment, in 2023, we relocated our manufacturing and corporate headquarters to the United States, signing a 15-year lease with two 5-year renewal options on a 100,000 square-foot facility in McDonald, Tennessee, supported by state and local economic incentives. Since then, we have commissioned three Premium Electrode Induction Melting Inert Gas Atomizers (“EIGA”), including commissioning our third EIGA in June 2026. We also placed a binding order for our fourth EIGA in December 2025, which is expected to be commissioned in June 2027, and have executed a binding contract for an argon gas recycling system, with commissioning expected during the first quarter of 2027. Through June 30, 2026, we had invested an aggregate of approximately $48.3 million in property, plant and equipment to stand up our domestic manufacturing operations, of which approximately $2.3 million had been incurred but not yet paid and was reflected in accounts payable and accrued liabilities as of June 30, 2026 (see the supplemental disclosure of non-cash investing and financing activities in our condensed consolidated statements of cash flows). We expect to invest an additional approximately $16.5 million to complete the current build-out of our production capacity, consisting of approximately $3.3 million to complete and commission our fourth EIGA, approximately $2.2 million to commission our argon gas recycling system, and approximately $11.0 million for powder processing equipment, PM-HIP component manufacturing equipment, and leasehold improvements. Of this amount, approximately $7.9 million was subject to binding purchase commitments as of June 30, 2026 (see Note 13 — Liabilities, Commitments and Contingencies). As a result of this continual build out of our production capacity, our powder production capacity increased materially through the second half of 2025 and it further increased when our third EIGA was commissioned in June 2026. Our capacity will further increase once our fourth EIGA comes online, and the argon recycling system is expected to reduce recurring argon consumption by at least 77%. We expect to fund these capital investment projects with a combination of borrowings under our Export-Import Bank of the United States (“EXIM Bank”) credit facility (the “EXIM Bank Credit Agreement”) and cash on hand, including the expected proceeds from this offering.

As we transition from a period of build-out into increased commercial operations, we expect our revenues to increase. We also expect to continue to incur significant capital expenditures through the completion of these ongoing projects and beyond such periods. Our ability to achieve commercial scale revenues will depend on our ability to successfully optimize our production processes, strengthen our supplier and customer relationships, and achieve uninterrupted operations with high production yields. Delays or technical failures in the commissioning of our fourth EIGA Premium atomizer or any unanticipated cost overruns in completing our facility build-out could materially affect our capital position and ability to achieve consistent growth.

Furthermore, the benefits we derive from the onshoring trend depend on the continuation of the supportive U.S. trade and industrial policy being advanced by the current U.S. presidential administration, which is subject to change with political and economic conditions and is outside our control. The same trade measures that favor domestic producers may also increase our costs as a portion of our titanium bar feedstock supply chain is exposed to tariffs and global pricing and we have at times increased inventory purchases to mitigate trade and tariff risk. A reversal or moderation of reshoring policy, the loss of government-backed financing, or sustained increases in input costs could adversely affect demand for our products or our margins.

Business Development Activities

In conjunction with the recent and expected increased production capacity, we have entered into the following commercial arrangements:

•
In September 2024, we completed qualification of our Niobium C103 (“C103”) powder with Castheon, Inc., a subsidiary of ADDMAN Group, triggering the offtake provisions of our five-year preferred supplier agreement under which we serve as the primary supplier of C103, refractory alloy, and titanium alloy powders to ADDMAN Group and its subsidiaries, including Castheon and Keselowski Advanced Manufacturing.
•
In December 2024, we entered into a three-year supply agreement with The Perryman Company under which Perryman serves as our preferred and primary supplier of U.S.-melt and forged titanium bar feedstock for our atomization of spherical titanium powders.
•
In April 2025, we signed a five-year exclusive supply agreement with Velo3D (OTC: VLDX) for Niobium C103 and other refractory alloy powders and a preferred supplier agreement for titanium alloy powders. Velo3D satisfied its qualification condition following Auburn NCAME testing of our C103 and Ti-64 powders in July 2025.
•
In September 2025, we entered into a five-year exclusive supplier and development agreement with Titomic Limited (ASX: TTT) (“Titomic”), under which we serve as Titomic’s sole supplier of refractory and titanium alloy spherical powders for cold spray applications. The agreement was accompanied by an initial $3.0 million refractory powder purchase order.
•
In September 2025, we signed a five-year exclusive supplier agreement for titanium powders and a strategic development agreement with Knust-Godwin, LLC, an integrated additive manufacturer and precision machining firm.
•
In December 2025, we received a Letter of Support from the Maritime Industrial Base Program Office of the Department of the Navy validating PM-HIP manufacturing as a viable and technically ready alternative to castings and forgings for the Maritime Industrial Base.
•
In April 2026, we executed a three-year exclusive Master Purchasing Agreement with United Performance Metals, LLC (“UPM”), which is a leading distributor of specialty metals and advanced alloy powders to defense, aerospace, and space customers and will act as our distribution partner. We are the exclusive supplier of titanium powders to UPM. The agreement is supported by an initial 4,000 kg purchase order and a contracted minimum inventory of 4,000 kg with ongoing replenishment orders.
•
In July 2026, we entered into a thirteen-month research and development contract with the U.S. Department of War (the “DoW”) valued at approximately $4.5 million for the development of affordable alternative refractory powders. Under the agreement we, in consultation with the DoW, U.S. national laboratories, and defense and space prime contractors, will select, atomize, and test manufacturing parts for two alternative high-temperature development refractory alloys.

The growth of our business is dependent on our ability to continue to meet delivery requirements under our existing commercial arrangements, enter into additional commercial arrangements and complete the build-out of our production capacity. Furthermore, many of our supply agreements establish preferred-supplier status or minimum volumes but do not guarantee that customers will purchase at expected levels.

Bolstering Supply Chain Resilience Within the Defense Industrial Base

The DoW has identified the resilience of the defense industrial base as a national security priority and, in its National Defense Industrial Strategy, has emphasized investment in domestic advanced manufacturing. The DoW has identified castings and forgings as an area of particular concern, reflecting consolidation of suppliers, long lead times, and limited domestic capacity for large, complex, mission-critical components.

Our PM-HIP business aims to help bridge this gap. PM-HIP produces large, near-net-shape parts with forged-equivalent material properties and shorter lead times than conventional castings and forgings, offering a domestically produced alternative for high-mix, low-volume components. Near-net-shape components are metal parts that have been manufactured using processes that allow for their initial form to closely approximate the final shape needed for the finished component; they require only minimal machining or finishing before they are incorporated into an end product. PM-HIP enables manufacturers to produce these complex, near-net-shape components that require less machining than parts made from solid metal stock, reducing material waste and manufacturing time. The process also produces components with consistent material properties, high strength and durability, making them well suited for demanding applications in industries such as aerospace, defense, energy and industrial manufacturing. We expect our PM-HIP business to involve longer sales and qualification cycles than our powder business, but to grow as a share of our revenue over time. Realizing this opportunity depends on factors largely outside our control, including the level and timing of U.S. government defense spending and appropriations, procurement priorities, and our ability to complete additional lengthy qualification and certification programs. Under our July 2026 research and development contract with the DoW, we will utilize PM-HIP to manufacture test parts and provide our results and findings to the DoW.

Commercial Tailwinds Within the Aerospace and Defense Sectors

Adoption of additive and advanced manufacturing continues to expand across the defense, aerospace and space sectors, driven by the technology’s ability to reduce buy-to-fly ratios, shorten production timelines, enable more complex geometries, and improve material properties for low-volume, high-value parts. In aerospace and defense, additive manufacturing is increasingly used for flight- and mission-critical components and for sustainment and maintenance, repair, and overhaul applications. Our high-value refractory and titanium alloy spherical powders are used as feedstocks for these applications.

These tailwinds have driven the early-stage ramp of our powder business. Our exposure to certain of these end markets, including semiconductor capital equipment, is currently limited and largely indirect through our powder customers. The pace of additive manufacturing adoption, customer qualification timelines, end-market demand, competition from other powder producers, and pricing for both our products and our raw material inputs are uncertain and could differ materially from our expectations.

Impact of Raw Material Prices and Product Mix

We value most of our inventory utilizing the first in first out (“FIFO”) inventory costing methodology. Under the FIFO inventory costing method, changes in the cost of raw materials and production activities are recognized in cost of sales in the current period even though these materials may have been acquired at potentially significantly different values due to the length of time from the acquisition of the raw materials to the sale of the processed finished goods to the customers. In periods of rising raw material costs, the FIFO inventory valuation generally results in lower cost of sales. Conversely, in periods of decreasing raw material costs, the FIFO inventory valuation generally results in higher cost of sales.

Regulatory Landscape

We operate in an industry that is subject to many regulations related to national security, environmental, land use, workplace health and safety and other matters, and such regulations have generally become more stringent over time. If we fail to comply with existing and future laws and regulations we may be subject to fines, litigation, criminal charges, sanctions by regulators, or other liabilities. Due to the uncertainty of future regulations, we are unable to estimate the impact of such regulations on our business.

Global Economic Conditions

Unfavorable economic conditions in the United States and globally may adversely impact our business growth and operating results. Macroeconomic factors such as inflation, higher interest rates, tariffs, banking disruptions, geopolitical tensions and conflicts in Ukraine and the Middle East have contributed to increased economic uncertainty and market volatility. Recent policy actions by the U.S. government, including changes to trade policy, tariffs on key imports and shifts in industrial and environmental regulations, may further impact global supply chains and business investment decisions. These effects may not be fully reflected in our financial performance until future periods. Additionally, adverse conditions could limit our ability to secure financing on acceptable terms, or at all. Ongoing geopolitical instability and related sanctions may further disrupt global financial markets, including in the United States, potentially resulting in a material impact on our operations.

Backlog

Growth in backlog is a key measure of our business. Our backlog supports predictable revenue expansion and enables forward revenue visibility. Our backlog has expanded during the periods presented, growing from $0.4 million as of December 31, 2024 to $6.9 million as of December 31, 2025, to $10.0 million as of June 30, 2026, and to $13.4 million as of September 30, 2026, reflecting continued execution of new and existing contracts across both our metal powders and PM-HIP product lines.

Our backlog represents the portion of legally binding contracts that are expected to result in future revenue within the next twelve months and supports predictable revenue expansion and facilitates forward revenue visibility. Backlog may also include change orders for any contracts that have been formally contracted. Our backlog consists of firm orders for metal powder, which are not subject to any customer right of termination for convenience, and orders for PM-HIP components. Certain of our PM-HIP component contracts permit the customer to terminate for convenience. In those cases, we are generally entitled to payment for work performed and costs incurred, subject to other adjustments, through the termination date, determined under the applicable contract’s terms. The composition of our backlog between metal powder and PM-HIP components as of December 31, 2024, December 31, 2025, and June 30, 2026 is set forth in the table below. The growth in backlog over the presented periods was primarily attributable to our execution of new contracts, and expansion of existing contracts, each related to ramp of commercialization within the metal powders and PM-HIP product offerings. Our backlog increased further to $10.0 million as of June 30, 2026, reflecting continued execution of new and existing contracts across both product lines.

	June 30, 2026	December 31, 2025	December 31, 2024
Metal powders	$8,997	$5,984	$163
PM-HIP components	1,016	889	276
Total	$10,013	$6,873	$439

Key Performance Indicators and Non-GAAP Financial Measures

Non-GAAP Financial Measures

In addition to the financial information prepared in accordance with U.S. generally accepted accounting principles (“GAAP”), we provide a non-GAAP financial measure. We define “Adjusted EBITDA” as income (loss) from continuing operations before interest, taxes, depreciation, and amortization, further adjusted to remove the impact of stock-based compensation, and costs related to the Redomiciliation, this offering and preparation for this offering. We use Adjusted EBITDA in conjunction with other GAAP measures to evaluate the effectiveness of our business strategies, make strategic decisions, and communicate with our board of directors and investors concerning our financial performance. We use this non-GAAP financial measure to assess our financial performance because it allows us to compare our operating performance on a consistent basis across periods by removing the effects of our capital structure (such as varying levels of interest expense and income), asset base (such as depreciation and capital expenditures) and other items (such as non-recurring or non-cash costs) that impact the comparability of financial results from period to period. We believe that the presentation of this non-GAAP financial measure will provide useful information to investors and analysts in assessing our financial performance and results of operations across reporting periods by excluding items we do not believe are indicative of our core operating performance. Loss from continuing operations is the GAAP measure most directly comparable to Adjusted EBITDA, as net loss includes results from discontinued operations for certain historical periods. Our non-GAAP financial measure should not be considered as an alternative to the most directly comparable GAAP financial measure. You are encouraged to evaluate each of these adjustments and the reasons management considers them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in such presentation. Our presentation of this non-GAAP financial measure should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. There can be no assurance that we will not modify the presentation of Adjusted EBITDA in the future, and any such modification may be material. Adjusted EBITDA has important limitations as an analytical tool, and you should not consider this non-GAAP financial measure in isolation or as a substitute for analysis of our operating results as reported under GAAP. Adjusted EBITDA may be defined differently by other companies in our industry and may not be comparable to similarly titled measures of other companies, thereby diminishing their utility. The table below presents our Adjusted EBITDA, reconciled to our income (loss) from continuing operations, for the years ended December 31, 2025 and 2024 and for the six months ended June 30, 2026 and 2025 (in thousands):

	Year ended December 31,		Six Months ended June 30,
	2025	2024	2026	2025
Loss from continuing operations	$(18,548)	$(13,394)	$(13,433)	$(8,901)
Interest income	715	373	389	235
Interest expense	(454)	(2)	(697)	(38)
Income tax (benefit) expense	—	—	—	—
Depreciation & amortization	(1,200)	(365)	(935)	(384)
Stock-based compensation	(2,449)	(2,366)	(1,694)	(1,064)
IPO-related costs(1)	—	—	(1,984)	—
Adjusted EBITDA	$(15,160)	$(11,034)	$(8,512)	$(7,650)

(1)
Represents non-ordinary course costs incurred related to the Redomiciliation and preparation for and costs related to this offering.

Key Performance Indicators

We focus on a variety of key performance indicators and a non-GAAP financial measure to plan, measure and evaluate our business and financial performance, identify key trends affecting our business, inform our strategic business decisions, and develop operational goals for managing our business. We believe that these key performance indicators and the non-GAAP financial measure provide useful information to investors and others by allowing for transparency with respect to key metrics used by management in our financial and operational decision-making. These metrics may be used by investors in understanding and evaluating our operating results and enhancing the overall understanding of our past performance and future prospects. Our calculation of key performance indicators and the non-GAAP financial measure may be different than or otherwise not comparable to similarly named metrics used by other companies. The following table presents a summary of our key performance indicators and the non-GAAP financial measure for the years ended December 31, 2025 and 2024 and for the six months ended June 30, 2026 and 2025 (in thousands).

	Year Ended December 31,		Six Months Ended June 30,
	2025	2024	2026	2025
Key Performance Indicators
Backlog (1)	$6,873	$439	$10,013	$3,175
Net loss attributable to Amaero Inc. stockholders	$(18,378)	$(12,725)	$(13,433)	$(8,731)
Net cash used in operating activities	$(18,361)	$(11,342)	$(12,903)	$(6,985)
Non-GAAP Financial Measures
Adjusted EBITDA(2)	$(15,160)	$(11,034)	$(8,512)	$(7,650)

(1)
See “—Backlog” for more information.
(2)
Adjusted EBITDA is a non-GAAP financial measure. For definitions of Adjusted EBITDA, as well as reconciliation to loss from continuing operations, its most directly comparable financial measure calculated and presented in accordance with GAAP, please see “Non-GAAP Financial Measures” above.

Components of Results

The following describes the principal components of our results of continuing operations. For a description of our discontinued operations, see “Discontinued Operations” below.

Revenue

We generate revenue from two product offerings: metal powders and PM-HIP components.

Revenue from sales of metal powders is recognized at a point in time, when control of the product transfers to the customer, which typically occurs upon shipment or delivery in accordance with the terms of the applicable customer arrangement. Pricing is established under master purchasing agreements and individual purchase orders, with payment terms generally consistent with industry practice for advanced materials suppliers.

Revenue from PM-HIP components is recognized over time as production progresses for arrangements that meet the criteria of ASC 606 for over-time recognition, based on customer-specific manufacturing arrangements where the products produced have no alternative use and we have an enforceable right to payment for performance completed to date. For arrangements that do not meet the over-time recognition criteria, revenue is recognized at a point in time upon delivery. In each of 2024 and 2025, our PM-HIP revenue consisted principally of qualification and first-article components manufactured to customer-specific technical specifications.

We also recognize service and research revenue from time to time in connection with development arrangements. Substantially all of our revenue in each of the periods presented was generated in the United States.

Cost of Revenue

Cost of revenue consists of variable production costs and fixed production costs. Variable production costs consist principally of raw material inputs (including electrodes, third-party powder feedstock, argon gas, and electricity for our metal powders products, and third-party hot isostatic pressing processing, materials used in canister design and fabrication, and feedstock for our PM-HIP components products) and direct hourly production labor. Fixed production costs consist principally of plant salaried labor and overhead, depreciation on manufacturing equipment and leasehold improvements, operating lease expense for our Tennessee facility, and consumables and other warehouse supplies. Cost of revenue also includes share-based compensation expense allocable to direct production labor and plant overhead personnel. Because production volumes during the periods presented were below our installed atomization capacity, a substantial portion of fixed production costs was recognized as a period cost in cost of revenue rather than absorbed into inventory.

General and Administrative Expense

General and administrative expense consists principally of salaries, benefits, and share-based compensation for our corporate, finance, legal, and executive personnel; outside professional fees, including consulting, audit, tax, legal, and investor relations costs; insurance; technology and information systems costs; and other general corporate overhead. As we prepare to be a public company, we are implementing additional procedures and processes to address the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors’ and officers’ liability insurance, director fees, costs to comply with reporting requirements of the SEC, transfer agent fees, costs for hiring additional accounting, legal and administrative personnel, increased auditing and legal expenses and other related costs. We anticipate these additional expenses to be a significant increase from our past general and administrative expenditures. See “Risk Factors—Risks Related to Laws and Regulations—We will incur significant costs as a result of operating as a public company with securities listed on exchanges in both the United States and Australia, and our management will be required to devote substantial time to compliance initiatives.”

Research and Development Expense

Research and development (“R&D”) expense consists principally of third-party services and internal materials consumed in research and development activities, and, in periods in which we have dedicated R&D personnel, the related compensation costs. R&D personnel costs were incurred in 2024 at our former El Segundo, California operations, which were wound down in 2024. No internal R&D personnel costs were incurred in 2025. Research and development activities have included university-led powder optimization research, internal refractory alloy atomization trials, and third-party research and development supporting our PM-HIP products.

Other Income, Net

Other income, net consists primarily of income recognized on state and local economic development grants tied to headcount and capital investment milestones at our Tennessee facility, together with miscellaneous other items.

Interest Income

Interest income consists of interest earned on our cash and cash equivalents, which are held in interest-bearing cash accounts and a money market fund.

Interest Expense

Interest expense consists of the coupon interest accruing on borrowings under our EXIM Bank Credit Agreement at the stated rate of 5.36% per annum, commitment fees on the unused portion of our committed facility, and amortization of debt discount and debt issuance costs using the effective interest method over the term of the loan.

Income Tax Expense (Benefit)

We are subject to U.S. federal and state income taxes and, with respect to certain of our subsidiaries, foreign income taxes. We maintain valuation allowances against all of our deferred tax assets, reflecting management’s assessment that it is more likely than not that such deferred tax assets will not be realized.

Discontinued Operations

Income from discontinued operations reflects the residual results of our former Australian and United Arab Emirates operations, the cessation of which was approved by resolution of our board of directors in October 2023. For periods following the substantial completion of those wind-downs, income from discontinued operations consists primarily of refundable R&D cash tax incentives received under the Australian Government R&D Tax Incentive program related to qualifying R&D expenditures incurred by our former Australian operations in prior years.

Results of Operations

The following table sets forth our consolidated results of continuing operations for the periods presented (in thousands). The discussion that follows compares our results of continuing operations for the year ended December 31, 2025 to the year ended December 31, 2024. Income from discontinued operations is discussed at the end of this section, and additional information regarding our discontinued operations is included in Note 21 — Discontinued Operations in our consolidated financial statements.

			Change
Year ended December 31,	2025	2024	$	%
Revenue	$6,305	$1,317	$4,988	379%
Cost of revenue	11,468	4,160	7,308	176%
Gross loss	(5,163)	(2,843)	(2,320)	82%
Operating expenses:
Selling, general and administrative expenses	13,400	10,540	2,860	27%
Research and development expenses	397	541	(144)	-27%
Total operating expenses	13,797	11,081	2,716	25%
Loss from operations	(18,960)	(13,924)	(5,036)	36%
Other income, net	151	159	(8)	-5%
Interest income	715	373	342	92%
Interest expense	(454)	(2)	(452)	N/M
Total other income (expense), net	412	530	(118)	-22%
Loss from continuing operations before income taxes	(18,548)	(13,394)	(5,154)	38%
Income tax benefit (expense)	—	—
Loss from continuing operations	(18,548)	(13,394)	(5,154)	38%
Income from discontinued operations, net of tax	170	669	(499)	-75%
Net loss attributable to Amaero Inc. stockholders	$(18,378)	$(12,725)	$(5,653)	44%

N/M = not meaningful

Revenue

Revenue increased $5.0 million from $1.3 million in 2024 to $6.3 million in 2025. This growth reflects the progressive ramp of our Tennessee manufacturing operations as customers completed qualification programs and began drawing on contracted volumes.

			Change
December 31,	2025	2024	$	%
Major Product line
Metal powders	$5,277	$678	$4,599	678%
PM-HIP components	1,028	639	389	61%
Total revenues from contracts with customers	$6,305	$1,317	$4,988	379%

Metal powders revenue increased $4.6 million from $0.7 million in 2024 to $5.3 million in 2025. The increase reflects the early-stage ramp of our atomization capacity following the commissioning of EIGA #1 in June 2024 and EIGA #2 in June 2025.

PM-HIP components revenue increased $0.4 million from $0.6 million in 2024 to $1.0 million in 2025. PM-HIP revenue in both periods was generated from qualification and first-article components manufactured to customer-specific technical specifications, principally for U.S. defense, aerospace, space, and naval propulsion customers.

Customer Concentration

In 2025, Continuum Powders Corporation represented 48% of our revenue and Velo3D, Inc. represented 25% of our revenue. In 2024, three customers each individually accounted for more than 10% of our revenue. Two of these customers, each a prime contractor to the DoW and its programs, represented 37% and 32% of our revenue, respectively, and Castheon, Inc. represented 15% of our revenue. Together, these three customers represented 84% of our revenue. No other customer represented more than 10% of our revenue in 2025 or 2024. See the section titled “Business—Customers and Key Agreements” for additional information regarding agreements with our customers.

Customer concentration is a known risk to our results of operations. The loss of any 10%-or-greater customer, or a material reduction in orders from such a customer, could have a material adverse effect on our revenue, results of operations, and cash flows. Our top customers in 2024 and 2025 were not the same customers in both periods. As we are in the early stages of scaling our manufacturing operations, we expect our customer base to continue evolving as we expand powder production capacity and convert additional PM-HIP qualification and first-article work into production contracts.

Cost of Revenue and Gross Margin

Cost of revenue increased $7.3 million from $4.2 million in 2024 to $11.5 million in 2025. Gross loss was $5.2 million in 2025, compared to a gross loss of $2.8 million in 2024.

The increase in cost of revenue in 2025 reflected the scale-up of our Tennessee manufacturing operations, with EIGA #1 in operation for the full year following its commissioning in June 2024 and EIGA #2 commencing operations following its commissioning in June 2025. For our metal powders products, variable production costs consist principally of raw material electrodes, electricity, argon gas, and direct hourly labor. For our PM-HIP components products, variable production costs consist principally of third-party powder, third-party hot isostatic pressing processing, materials used in canister design and fabrication, and direct hourly labor. Variable production costs increased approximately $4.8 million in 2025. Direct input costs increased $3.5 million, consistent with the growth in total revenue. Direct hourly labor increased $1.3 million, reflecting revenue growth and the continued scale-up of our hourly production workforce, including the first year of meaningful commercial powder sales, at headcount levels above then-current capacity and demand to support EIGA #3 capacity coming online in June 2026. Fixed production costs consist principally of plant salaried labor and overhead, depreciation on manufacturing equipment and leasehold improvements, and operating lease expense for our Tennessee facility. Fixed production costs also increased as we continued to build out our manufacturing capability, principally reflecting a $0.8 million increase in depreciation primarily attributable to manufacturing equipment placed in service in 2024 and 2025, a $0.6 million increase in plant salaried labor and overhead, and a $1.0 million increase in consumables and other warehouse supplies. Because production volumes during the periods presented were below our installed atomization capacity, a substantial portion of fixed production costs was recognized as a period cost in cost of revenue rather than absorbed into inventory.

Selling, General and Administrative Expense

Selling, general and administrative expense increased $2.9 million from $10.5 million in 2024 to $13.4 million in 2025. The increase principally reflected: (i) a $1.3 million increase in consulting and professional fees, principally reflecting increased investor relations costs, executive search fees in connection with the build-out of our senior leadership team, technical, operational, and quality advisory engagements supporting our continued operational scale-up, and government relations advisory engagements supporting our commercial efforts; (ii) a $1.2 million increase in salaries and benefits, primarily reflecting continued headcount additions throughout 2024 contributing a full twelve months of compensation in 2025, as well as additional hires during 2025 to support the continued scale-up of our operations; and (iii) a $0.3 million increase in qualification services and related fees.

Research and Development Expense, Net

Research and development expense decreased $0.1 million from $0.5 million in 2024 to $0.4 million in 2025. The decrease primarily reflects the non-recurrence of approximately $0.2 million of R&D personnel costs incurred in the first half of 2024 at our former El Segundo, California operations, which were wound down in 2024. R&D expense in 2025 consisted entirely of third-party services and internal materials consumed in R&D activities, with no internal R&D personnel costs. R&D activities in 2025 included university-led powder optimization research, internal refractory alloy atomization trials, and third-party research and development supporting our PM-HIP product offerings.

Other Income and Expense

Other income, net was $0.2 million in each of 2024 and 2025.

Interest income

Interest income increased from $0.4 million in 2024 to $0.7 million in 2025, primarily reflecting higher average cash balances during the last four months of 2025 as we invested the proceeds from our equity financings. Excess cash is held in interest-bearing cash accounts and a money market fund.

Interest expense

Interest expense was $0.5 million in 2025, comprising $0.3 million of coupon interest and $0.1 million of amortization of debt discount and issuance costs on our EXIM Bank Credit Agreement, which bears a stated rate of 5.36%.

Discontinued Operations

Income from discontinued operations was $0.2 million in 2025 and $0.7 million in 2024. In October 2023, our board of directors resolved to cease operations in Australia and the United Arab Emirates to focus resources on our Tennessee operations. The wind-down of our United Arab Emirates operations was substantially complete by December 31, 2023, and the wind-down of our Australian operations was substantially complete by June 30, 2024. Income from discontinued operations in 2025 and 2024 primarily reflects refundable R&D cash tax incentives received under the Australian Government R&D Tax Incentive program ($0.2 million in 2025 and $0.8 million in 2024) related to qualifying R&D expenditures incurred by our former Australian operations in prior years.

Comparison of the Six Months Ended June 30, 2026 and June 30, 2025 (unaudited)

The following table sets forth our unaudited consolidated results of continuing operations for the six months ended June 30, 2026 and June 30, 2025 (in thousands). Income (loss) from discontinued operations is presented separately below.

Six months ended June 30,	2026	2025	$ Change	% Change
Revenue	$7,397	$1,219	$6,178	506.8%
Cost of revenue	10,474	4,496	5,978	133.0%
Gross loss	(3,077)	(3,277)	200	(6.1%)
Selling, general and administrative expenses	9,963	5,816	4,147	71.3%
Research and development expenses	63	8	55	N/M
Loss on dispositions and impairment	108	—	108	100.0%
Total operating expenses	$10,134	$5,824	$4,310	74.0%
Loss from operations	(13,211)	(9,101)	(4,110)	45.2%
Other income, net	86	3	83	N/M
Interest income	389	235	154	65.5%
Interest expense	(697)	(38)	(659)	N/M
Total other income (expense), net	$(222)	$200	$(422)	N/M
Loss from continuing operations before income taxes	(13,433)	(8,901)	(4,532)	50.9%
Income tax benefit (expense)	—	—	—
Loss from continuing operations	(13,433)	(8,901)	(4,532)	50.9%
Income (loss) from discontinued operations, net of tax	—	170	(170)	(100.0%)
Net loss attributable to Amaero Inc. stockholders	$(13,433)	$(8,731)	$(4,702)	53.9%

N/M = not meaningful

Revenue

Revenue increased $6.2 million from $1.2 million for the six months ended June 30, 2025 to $7.4 million for the six months ended June 30, 2026. This growth reflects the progressive ramp of our Tennessee manufacturing operations as customers completed qualification programs and began drawing on contracted volumes.

			Change
Six months ended June 30,	2026	2025	$	%
Metal powders	$6,195	$858	$5,337	622%
PM-HIP components	1,202	361	841	233%
Total revenue from contracts with customers	$7,397	$1,219	$6,178	507%

Metal powders revenue increased $5.3 million from $0.9 million for the six months ended June 30, 2025 to $6.2 million for the six months ended June 30, 2026. The increase reflects the fulfillment of an initial $3.0 million refractory powder purchase order from Titomic Limited, continued ramp of our atomization capacity following the commissioning of our second EIGA Premium in June 2025, and expansion of new and existing customer relationships.

PM-HIP components revenue increased $0.8 million from $0.4 million for the six months ended June 30, 2025 to $1.2 million for the six months ended June 30, 2026. PM-HIP revenue in both periods was generated from qualification and first-article components manufactured to customer-specific technical specifications, principally for the U.S. defense, aerospace, space, and naval propulsion customers.

Customer Concentration

For the six months ended June 30, 2026 and 2025, revenue from Continuum Powders Corporation represented 27% and 47% of our total revenue, respectively. The decrease in revenue percentage from this customer reflects growth in our total revenue rather than a decline in sales to this customer. Revenue from Titomic Limited represented 41% of our total revenue for the six months ended June 30, 2026. For the six months ended June 30, 2025, revenue from Castheon, Inc. and from a prime contractor to the DoW and its programs represented 11% and 13% of our total revenue, respectively. The loss of, or a significant reduction in orders from, any of these customers could have a material adverse effect on our results of operations.

Customer concentration is a known risk to our results of operations. The loss of any 10%-or-greater customer, or a material reduction in orders from such a customer, could have a material adverse effect on our revenue, results of operations, and cash flows. Our top customers for the six months ended June 30, 2025 and 2026 were not the same customers, except for Continuum Powders Corporation. As we are in the early stages of scaling our manufacturing operations, we expect our customer base to continue evolving as we expand powder production capacity and convert additional qualification and first-article work into production contracts.

Cost of Revenue and Gross Margin

Cost of revenue increased $6.0 million from $4.5 million for the six months ended June 30, 2025 to $10.5 million for the six months ended June 30, 2026. Gross loss was $3.1 million for the six months ended June 30, 2026 compared to $3.3 million for the six months ended June 30, 2025.

The increase in cost of revenue in the six months ended June 30, 2026 reflected the continued scale-up of our Tennessee manufacturing operations, with EIGA #1 and EIGA #2 in operation during the period compared to only EIGA #1 in the six months ended June 30, 2025. For our metal powders products, variable production costs consist principally of raw material electrodes, electricity, argon gas, and direct hourly labor. For our PM-HIP components products, variable production costs consist principally of third-party powder, third-party hot isostatic pressing processing, materials used in canister design and fabrication, and direct hourly labor. Variable production costs increased $3.5 million from $2.0 million for the six months ended June 30, 2025 to $5.5 million for the six months ended June 30, 2026. Direct input costs increased $2.3 million on higher production volumes, while decreasing as a percentage of revenue, reflecting improved production yields and better pricing realization on our PM-HIP contracts and powder orders. In the prior-year period, we were in the early stages of commercial production. Direct hourly labor increased $1.1 million, reflecting revenue growth and the continued scale-up of our hourly production workforce, at headcount levels above then-current capacity and demand to support EIGA #3 capacity coming online in June 2026. Fixed production costs consist principally of plant salaried labor and overhead, depreciation on manufacturing equipment and leasehold improvements, and operating lease expense for our Tennessee facility. Fixed production costs increased $2.5 million, primarily reflecting the continued build out our manufacturing capability. The increase consisted of $0.7 million in plant salaried labor, share-based compensation and related overhead; $0.7 million in consumables, spare parts, and other warehouse supplies; $0.5 million in depreciation, primarily attributable to incremental manufacturing equipment placed in service since July 2025; and $0.5 million in repairs and maintenance. The increase in repairs and maintenance was primarily attributable to costs incurred in connection with May 2026 flash fire incidents affecting our powder processing operations, including clean-up and restoration costs. Restoration and clean-up activities were substantially complete as of June 30, 2026, and we do not expect to incur material additional costs related to these incidents. Because production volumes during the periods were below our installed atomization capacity, a substantial portion of fixed production costs was recognized as a period cost in cost of revenue rather than absorbed into inventory.

Selling, General and Administrative Expense

Selling, general and administrative expense increased $4.2 million from $5.8 million for the six months ended June 30, 2025 to $10.0 million for the six months ended June 30, 2026. The increase principally reflected: (i) a $2.0 million increase in professional fees, consisting of $1.4 million of primarily legal fees incurred in connection with our redomiciliation and $0.6 million of primarily audit fees incurred in connection with our preparation to become a U.S. public company, in each case not directly attributable to this offering and expensed as incurred; (ii) a $1.0 million increase in salaries and benefits, reflecting a full six months of compensation in 2026 for employees hired during the first six months of 2025, together with additional hires from July 2025 through June 2026 to support the continued scale-up of our operations; (iii) a $0.3 million increase in consulting fees, primarily process safety consulting services; (iv) a $0.3 million increase in insurance premiums, primarily attributable to additional property and equipment placed in service; (v) a $0.2 million increase in employee relocation costs; (vi) a $0.2 million increase in share-based compensation primarily attributable to increased headcount; and (vii) a $0.2 million increase in other individually immaterial increases.

Research and Development Expense, Net

Research and development expenses were $0.1 million for the six months ended June 30, 2026, compared to a de minimis amount for the six months ended June 30, 2025.

Loss on Dispositions and Impairment

During the six months ended June 30, 2026, we recorded a $0.1 million impairment on construction in progress. There was no comparable item in the six months ended June 30, 2025.

Other Income, net

Other income, net was $0.1 million for the six months ended June 30, 2026 primarily consisting of Tennessee government grant income recognized based on achievement of capital investment and employment milestones.

Interest income

Interest income increased $0.2 million from $0.2 million for the six months ended June 30, 2025 to $0.4 million for the six months ended June 30, 2026, primarily reflecting higher average cash balances. Excess cash is held in interest-bearing cash accounts and a money market fund.

Interest expense

Interest expense was $0.7 million for the six months ended June 30, 2026, comprising $0.5 million of coupon interest and $0.2 million of amortization of debt discount and issuance costs on our EXIM Bank Credit Agreement, which bears a stated rate of 5.36%.

Discontinued Operations

Income from discontinued operations was $0.2 million for the six months ended June 30, 2025,with the wind-down of our Australian operations substantially completed. Income from discontinued operations reflects refundable

R&D cash tax incentives received under the Australian Government R&D Tax Incentive program related to qualifying R&D expenditures incurred by our former Australian operations.

Quarterly Results of Operations

The following table summarizes our selected unaudited quarterly results of operations (in thousands). The information for each of these quarters has been prepared on the same basis as our audited annual consolidated financial statements and reflects, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for the fair statement of the results of operations for these periods. This data should be read in conjunction with our consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected for the full fiscal year or any other period.

	Three Months Ended
	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025	March 31, 2026	June 30, 2026
Loss from continuing operations	$(3,904)	$(4,997)	$(4,097)	$(5,550)	$(6,561)	$(6,872)
Interest income	123	112	169	311	229	160
Interest expense	(2)	(36)	(132)	(284)	(307)	(390)
Income tax (benefit) expense	—	—	—	—	—	—
Depreciation & amortization	(184)	(200)	(369)	(447)	(452)	(483)
Stock-based compensation	(521)	(543)	(692)	(693)	(927)	(767)
IPO-related costs(1)	—	—	—	—	(714)	(1,270)
Adjusted EBITDA	$(3,320)	$(4,330)	$(3,073)	$(4,437)	$(4,390)	$(4,122)
Revenue	354	865	3,050	2,036	1,880	5,517

(1)
Represents non-ordinary course costs incurred related to the Redomiciliation and preparation for and costs related to this offering.

Liquidity and Capital Resources

Our primary historical sources of liquidity have been cash on hand, proceeds from equity placements and borrowings under our EXIM Bank Credit Agreement. Our principal historical liquidity requirements have been funding leasehold improvements for the build-out of our Tennessee facility, funding capital expenditures to support our metal powders and PM-HIP product offerings, and meeting working capital needs.

As of June 30, 2026, we had cash and cash equivalents of $13.6 million comprising $4.7 million held in interest-bearing cash accounts and $8.9 million held in money market funds. We also had $3.3 million in available borrowing capacity under our EXIM Bank Credit Agreement, representing net cash proceeds available to us after giving effect to the EXIM Bank exposure fee of 12.56% applied at each drawdown. In June 2026, our EXIM Bank Credit Agreement was amended to, among other things, increase the total commitments from $22.8 million to $26.1 million, providing an additional $2.9 million in net cash proceeds to us, net of the EXIM Bank exposure fee, bringing total remaining capacity under the facility, as amended, to approximately $8.1 million. The amended facility was fully drawn subsequent to December 2025.

We have historically incurred losses from operations and used cash in operations while making substantial capital investments to build and scale our production infrastructure, reflecting our early stage of commercialization and production volumes that have remained below our installed atomization capacity. For the year ended December 31, 2025, we incurred a net loss from continuing operations of $18.5 million and used $18.4 million of net cash in operating activities. For the six months ended June 30, 2026, we incurred a net loss from continuing operations of $13.4 million and used $12.9 million of net cash in operating activities. We expect these conditions to continue in the near term, along with further capital investment, as we increase utilization of our fixed-cost production base toward installed capacity.

Over the next 12 months, we expect our principal liquidity requirements to consist of (i) continued investment in operations during the commercialization ramp, with operating losses expected to decrease as revenue scales over our largely complete fixed-cost base; (ii) working capital investment to support our projected revenue growth, principally in inventory (to support production volumes ahead of customer orders) and accounts receivable (reflecting the customary lag between shipment and collection); (iii) capital expenditures under our remaining contracted commitments, principally relating to our fourth EIGA Premium and our argon recycling system; and (iv) debt service under our EXIM Bank Credit Agreement, including the initial deferred cash interest payment due September 30, 2026, the commencement of quarterly cash interest payments due thereafter and the commencement of quarterly principal payments on September 30, 2027.

We have evaluated our liquidity position, capital resources, and projected cash flows in accordance with ASC 205-40, Presentation of Financial Statements — Going Concern. Based on this evaluation, and excluding the effects of any potential proceeds from this offering or other future financing transactions that are not committed or probable, we have concluded that our existing cash and available financing would not be sufficient to fund our operations through the end of the one-year look-forward period from the date our financial statements are issued. Accordingly, substantial doubt exists about our ability to continue as a going concern within one year from the date our financial statements were issued. See Note 3 — Going Concern to our consolidated financial statements and the section titled “Risk Factors—We have substantial doubt about our ability to continue as a going concern if this offering is not completed.” for additional information.

If the completion of this offering is successful, we believe the net proceeds together with our existing cash and cash equivalents will be sufficient to fund our operating expenses and capital expenditure requirements into the second quarter of 2027. Our expected financial commitments and obligations, including capital, labor, and operating expenses, mean that the net proceeds of this offering will not be sufficient to alleviate our substantial doubt about our ability to continue as a going concern for at least 12 months following this offering. Our management has concluded that we will require additional funding through sales of equity securities, convertible securities or debt in public offerings or private placements, or, to the extent available, through government grants, tax incentives or other sources, following the completion of this offering to continue our operations. The terms of such additional offerings may be less favorable us than the terms of this offering and may not be sufficient to alleviate the substantial doubt about our ability to continue as a going concern and are likely to cause additional dilution to our existing stockholders. If we are unable to complete additional financing activities, we will need to re-evaluate our operating plan and may be forced to make significant reductions in spending, extend payment terms with suppliers, liquidate assets where possible, limit, suspend or curtail planned development programs and cease operations entirely.

Our principal plan to address our liquidity needs is the completion of this offering, the net proceeds of which we intend to use, together with cash on hand, to fund our planned operations, working capital investment, and capital expenditures as we continue to scale our business. See “Use of Proceeds” for additional information regarding the anticipated uses of proceeds from this offering.

Indebtedness

As of June 30, 2026, our total indebtedness was $19.6 million, consisting solely of loans under our EXIM Bank Credit Agreement due June 30, 2034, none of which was classified as current. This carrying amount was net of $2.2 million of unamortized debt discount and $0.6 million of unamortized debt issuance costs, reflecting gross indebtedness of $22.4 million.

In February 2025, our wholly owned subsidiary, Amaero Advanced Materials & Manufacturing, Inc. (the “Borrower”), entered into the EXIM Bank Credit Agreement, providing for our senior secured equipment financing facility. The facility provided an initial gross commitment of $22.8 million, of which $2.5 million represented the EXIM Bank exposure fee deducted pro rata from each drawdown, resulting in $20.3 million of net cash proceeds available to us under the original commitment. The EXIM Bank Credit Agreement is guaranteed by Amaero Inc. and certain of our other subsidiaries (the “Guarantors”).

The facility bears interest at a fixed rate of 5.36% per annum, which was set five business days prior to the first disbursement based on the published U.S. Commercial Interest Reference Rate, with interest accruing on outstanding disbursements from the date of each draw. Cash interest payments are deferred until September 30, 2026, on which date all interest accrued from the date of each draw through that date becomes payable, with quarterly cash interest payments due thereafter. Principal repayments commence on September 30, 2027 and are payable in 28 equal quarterly installments, with the facility maturing on June 30, 2034. We also pay a commitment fee of 0.50% per annum on the undrawn and uncancelled portion of the facility.

The facility is secured by the Borrower’s equipment and related assets that are financed with the disbursements under the EXIM Bank Credit Agreement and by a pledged collateral account. Until we demonstrate compliance with the financial covenants described below for two consecutive fiscal quarters, the Borrower is required to maintain funds in the pledged collateral account equal to at least 20% of the aggregate outstanding principal amount of all disbursements under the EXIM Bank Credit Agreement, which funds are classified as restricted cash on our consolidated balance sheet. The pledged collateral account balance was $3.3 million and $4.0 million as of December 31, 2025 and June 30, 2026, respectively. Once we demonstrate compliance with the financial covenants described below for two consecutive fiscal quarters, the funds in the pledged collateral account may be used solely to service the principal and interest payments under the EXIM Bank Credit Agreement.

The EXIM Bank Credit Agreement contains customary affirmative and negative covenants, including limitations on indebtedness, liens, fundamental changes (including mergers, consolidations, and changes of control), restricted payments (including dividends and other distributions), investments, transactions with affiliates, asset dispositions, and changes in the nature of our business or accounting policies, as well as three financial covenants tested quarterly: (i) a leverage ratio not to exceed 1.75 to 1.00, beginning with the fiscal quarter ending September 30, 2027; (ii) minimum liquidity of not less than $4.2 million, beginning with the fiscal quarter ending September 30, 2027; and (iii) a fixed charge coverage ratio of not less than 1.25 to 1.00, beginning with the fiscal quarter ending September 30, 2028. The financial covenants are not tested prior to these dates.

The EXIM Bank Credit Agreement contains customary events of default, including payment defaults, breaches of covenants and representations, cross-defaults to other indebtedness, bankruptcy and insolvency events, and a change in control. Upon the occurrence and continuation of an event of default, EXIM Bank may suspend further disbursements, cancel undrawn commitments, and accelerate all outstanding obligations.

Draws under the facility are made upon satisfaction of equipment commissioning milestones. As of December 31, 2025, we had drawn $15.0 million in cumulative net cash proceeds, with $5.2 million of net cash proceeds remaining available under the original commitment. The effective interest rate on the facility, after giving effect to the EXIM Bank exposure fee and other debt issuance costs amortized over the term of the loan, is approximately 7.97%.

In June 2026, the EXIM Bank Credit Agreement was amended to, among other things, (i) increase the total commitment from $22.8 million to $26.1 million (an increase of $3.3 million, providing an additional $2.9 million in net cash proceeds available to us after giving effect to the EXIM Bank exposure fee), (ii) join us following the June 2026 Redomiciliation, as an additional guarantor, and (iii) extend the testing commencement date for the fixed charge coverage ratio financial covenant from September 30, 2027 to September 30, 2028. The remaining undrawn capacity under the amended facility was $3.3 million on June 30, 2026, which has been fully drawn. See Note 14 — Indebtedness and Note 22 — Subsequent Events for additional information.

In October 2026, we amended the EXIM Bank Credit Agreement to, among other things, (i) decrease the pledged cash requirement from 20% to 10% of the aggregate outstanding principal amount of all disbursements under the EXIM Bank Credit Agreement, (ii) change the first testing date for the minimum liquidity covenant from September 30, 2027 to September 30, 2028 and (iii) provide for the expansion of the collateral to include substantially all of the assets of the Borrower and the guarantors, subject to certain exceptions.

Cash Flows

The following table summarizes our consolidated cash flows for the years ended (in thousands):

			Change
Year ended December 31,	2025	2024	$	%
Net cash used in operating activities	$(18,361)	$(11,342)	$(7,019)	62%
Net cash used in investing activities	(20,135)	(13,320)	(6,815)	51%
Net cash provided by financing activities	61,472	28,794	32,678	113%
Net increase (decrease) in cash, cash equivalents, and restricted cash	22,976	4,132	18,844	456%
Cash, cash equivalents, and restricted cash at end of period	$35,185	$12,109	$23,076	191%

Operating Activities

Net cash used in operating activities was $18.4 million for the year ended December 31, 2025, driven primarily by a net loss of $18.4 million, a net working capital change of $2.9 million, and a $0.9 million change in other non-current operating balances, partially offset by non-cash adjustments to net loss of $3.9 million. Non-cash adjustments to net loss consisted of share-based compensation expense of $2.4 million, depreciation expense of $1.2 million, and non-cash operating lease expense of $0.2 million. The change in net working capital reflected an increase in inventories of $4.6 million, an increase in accounts receivable of $0.8 million, an increase in prepaid expenses of $0.6 million, and an increase in other current receivables (presented within other current assets) of $0.4 million, partially offset by an increase in accrued liabilities of $1.1 million, an increase in accounts payable of $1.0 million, a $0.8 million net inflow from other current assets, an increase in accrued interest of $0.3 million, and an increase in unearned revenue of $0.1 million. Although the change in net working capital reflects an increase in accounts payable, total accounts payable on the consolidated balance sheets was substantially unchanged from December 31, 2024 to December 31, 2025, as an increase in trade payables was substantially offset by a decrease in capital-expenditure-related payables, which declined from approximately $1.2 million at December 31, 2024 to approximately $0.2 million at December 31, 2025 and are presented within the supplemental non-cash investing and financing disclosures (property, plant, and equipment acquired but not yet paid).

Net cash used in operating activities was $11.3 million for the year ended December 31, 2024, driven primarily by a net loss of $12.7 million and a net working capital change of $2.2 million, partially offset by non-cash adjustments to net loss of $3.0 million and a $0.6 million change in other non-current operating balances. Non-cash adjustments to net loss primarily consisted of share-based compensation expense of $2.4 million, depreciation expense of $0.4 million, and non-cash operating lease expense of $0.2 million. The change in net working capital reflected an increase in inventories of $1.3 million, an increase in other current assets of $1.1 million, an increase in accounts receivable of $0.4 million, and a decrease in operating lease liabilities of $0.2 million, partially offset by an increase in accounts payable of $0.8 million and an increase in accrued liabilities of $0.2 million.

Investing Activities

Net cash used in investing activities was $20.1 million for the year ended December 31, 2025, driven by purchases of property, plant and equipment to support the continued build-out of our Tennessee facility, including the addition of machinery and equipment and leasehold improvements to expand our metal powders and PM-HIP production capacity.

Net cash used in investing activities was $13.3 million for the year ended December 31, 2024, driven by purchases of property, plant and equipment to support the initial build-out of our Tennessee facility, including the addition of machinery and equipment and leasehold improvements to establish our metal powders and PM-HIP production capacity.

Financing Activities

Net cash provided by financing activities was $61.5 million for the year ended December 31, 2025, driven by net proceeds from equity capital raises and drawdowns under our EXIM Bank Credit Agreement. We received gross proceeds from equity capital raises of $46.7 million, gross proceeds from warrant exercises of $2.6 million, and gross proceeds from employee stock option exercises of $0.1 million. “Warrants” refers to the instruments originally issued as listed or unlisted options on the ASX, each entitling the holder to subscribe for one newly issued CDI (including in the form of its underlying shares of common stock) at the applicable exercise price. We use the term “warrant” to align with GAAP and SEC disclosure conventions; it refers to the same instruments described as “listed options” or “unlisted options” under their original Australian terms of issue. The warrants are not currently listed or publicly traded on ASX. These cash inflows were partially offset by share issuance transaction costs of $2.9 million. We also received $15.0 million in gross proceeds from drawdowns under our EXIM Bank Credit Agreement, partially offset by debt issuance transaction costs of $0.2 million. The 2025 equity capital raises consisted of the:

•
February 2025 placement, in which we issued the equivalent of an aggregate of approximately 1.8 million shares of common stock at $7.47 per share across two tranches, raising aggregate gross proceeds of $13.7 million. The first tranche of the equivalent of approximately 1.7 million shares of common stock settled in February 2025, resulting in gross proceeds of $12.7 million, and the second tranche of the equivalent of approximately 0.1 million shares of common stock settled in April 2025 following shareholder approval and resulted in gross proceeds of $1.0 million; and
•
August 2025 placement and Share Purchase Plan, in which we issued the equivalent of 3.1 million shares of common stock at $10.53 per share in an institutional placement that settled in August 2025, raising gross proceeds of $32.7 million, and a follow-on Share Purchase Plan in October 2025 where we issued the equivalent of an additional approximately 29,000 shares of common stock at the same $10.53 price per share, raising additional gross proceeds of $0.3 million.

Net cash provided by financing activities was $28.8 million for the year ended December 31, 2024, driven by net proceeds from equity capital raises. We received gross proceeds from equity capital raises of $30.2 million and gross proceeds from warrant exercises of $0.5 million. These cash inflows were partially offset by share issuance transaction costs of $1.9 million. The 2024 equity capital raises consisted of the:

•
March 2024 placement, in which we issued the equivalent of 1.5 million shares of common stock at $8.61 per share, raising gross proceeds of $13.1 million; and
•
September 2024 placement, in which we issued the equivalent of an aggregate of approximately 1.8 million shares of common stock at $9.59 per share across two tranches, raising aggregate gross proceeds of $17.1 million. The first tranche of the equivalent of approximately 1.4 million shares of common stock settled in September 2024, resulting in gross proceeds of $13.6 million, and the second tranche of the equivalent of approximately 0.4 million shares settled in November 2024 following shareholder approval and resulted in gross proceeds of $3.5 million.

Cash Flows — Six Months Ended June 30, 2026 and 2025 (unaudited)

The following table summarizes our condensed consolidated cash flows for the six months ended June 30 (in thousands):

			Change
Six months ended June 30,	2026	2025	$	%
Net cash used in operating activities	$(12,903)	$(6,985)	$(5,918)	85%
Net cash used in investing activities	(9,513)	(9,417)	(96)	1%
Net cash provided by financing activities	4,744	16,826	(12,082)	-72%
Net increase (decrease) in cash, cash equivalents, and restricted cash	(17,672)	424	(18,096)	-4268%
Cash, cash equivalents, and restricted cash at end of period	$17,586	$12,588	$4,998	40%

Operating Activities

Net cash used in operating activities was $12.9 million for the six months ended June 30, 2026, driven primarily by a net loss of $13.4 million, a net working capital change of $1.4 million, and a $1.2 million change in other non-current operating balances, partially offset by non-cash adjustments to net loss of $3.1 million. Non-cash adjustments to net loss consisted of share-based compensation expense of $1.7 million, depreciation expense of $0.9 million, amortization of debt discount and debt issuance costs of $0.2 million, impairment and loss on disposal of assets of $0.1 million, and non-cash operating lease expense of $0.1 million. The change in net working capital reflected an increase in accounts receivable of $2.0 million, an increase in inventories of $0.6 million, an increase in contract assets of $0.6 million, a decrease in accrued liabilities of $0.5 million, and a decrease in contract liabilities of $0.1 million, partially offset by an increase in accounts payable of $1.9 million and an increase in accrued interest of $0.5 million. The changes in accounts payable and accrued liabilities reflected in the change in net working capital exclude capital-expenditure-related payables and accruals, deferred offering costs, and debt issuance costs incurred but not yet paid, each of which was non-cash

Net cash used in operating activities was $7.0 million for the six months ended June 30, 2025, driven primarily by a net loss of $8.7 million and a $0.1 million net change in other non-current operating balances, partially offset by non-cash adjustments to net loss of $1.6 million and a $0.3 million net working capital change. Non-cash adjustments consisted of share-based compensation expense of $1.1 million, depreciation expense of $0.4 million, and non-cash operating lease expense of $0.1 million. The change in net working capital primarily reflected an increase in accounts payable of $1.6 million, an increase in accrued liabilities of $1.2 million, and a decrease in prepaid expenses and other current assets of $0.8 million, partially offset by an increase in accounts receivable of $0.3 million and an increase in inventories of $3.2 million.

Investing Activities

Net cash used in investing activities was $9.5 million for the six months ended June 30, 2026, compared to $9.4 million for the six months ended June 30, 2025. In both periods, investing activities consisted primarily of purchases of property, plant and equipment to support the continued build-out of our Tennessee facility, including the addition of machinery and equipment and leasehold improvements to expand our metal powders and PM-HIP production capacity.

Financing Activities

Net cash provided by financing activities was $4.7 million for the six months ended June 30, 2026, driven by drawdowns under our EXIM Bank Credit Agreement. We received $4.8 million in gross proceeds from drawdowns under our EXIM Bank Credit Agreement, partially offset by debt issuance transaction costs of $0.2 million. We also received gross proceeds from warrant exercises of $0.1 million.

Net cash provided by financing activities was $16.8 million for the six months ended June 30, 2025, driven by net proceeds from equity capital raises and drawdowns under our EXIM Bank Credit Agreement. We received gross proceeds from equity capital raises of $14.0 million, gross proceeds from warrant exercises of $0.1 million, and gross proceeds from employee stock option exercises of $0.1 million. These cash inflows were partially offset by share issuance transaction costs of $0.7 million. We also received $3.5 million in gross proceeds from drawdowns under our EXIM Bank Credit Agreement, partially offset by debt issuance transaction costs of $0.2 million.

The effect of exchange-rate changes on cash and restricted cash was $0.1 million in each of the six months ended June 30, 2026 and 2025, reflecting movements in the AUD/USD exchange rate during the period.

Material Cash Commitments

Our material cash commitments as of June 30, 2026 consist of (i) principal payments under our EXIM Bank Credit Agreement, (ii) operating lease payments under our Tennessee manufacturing and corporate headquarters lease, (iii) contractual payments under executed capital equipment purchase contracts, (iv) inventory purchase commitments entered into in the ordinary course of business, and (v) minimum take-or-pay payments under our argon recovery services agreement. For additional information regarding our EXIM Bank Credit Agreement, see “Indebtedness” above and Note 14 — Indebtedness and for additional information regarding our Tennessee lease, see Note 11 — Leases.

Our inventory purchase commitments at June 30, 2026 totaled $3.6 million, consisting of noncancelable purchase orders for electrode feedstock, the principal raw material consumed in our metal powder atomization process, entered into in the ordinary course of business, all of which are due within one year.

Our contracted capital equipment purchase commitments at June 30, 2026 totaled $7.9 million, consisting primarily of (i) remaining milestone payments of $2.7 million for EIGA #4, with commissioning scheduled for June 2027; (ii) milestone payments of $2.2 million for our argon gas recycling system, with commissioning expected in the first quarter of 2027; (iii) $1.4 million for powder blending, screening and classification equipment; (iv) $0.9 million for PM-HIP production equipment; and (v) various other contracted commitments for leasehold improvements and ancillary plant equipment.

In connection with the argon gas recycling system, we entered into a long-term argon recovery services agreement under which, following final acceptance and commissioning of the system (expected in the first quarter of 2027), we are obligated to pay monthly recovery service fees over a noncancelable initial term of 15 years. The monthly fee is equal to the greater of a usage-based charge, based on the volume of argon recovered, or a minimum take-or-pay amount of $24,500 per month, in each case subject to a 1.0% annual escalation. Our aggregate minimum take-or-pay commitment under this agreement is approximately $4.7 million over the initial term. Because amounts payable in excess of the minimum depend on future recovered gas volumes, only the minimum take-or-pay amount is reflected in the table below.

The following table summarizes our material cash commitments as of June 30, 2026 (in thousands):

Year ending December 31,	Inventory purchase commitments	Capital commitments	Operating leases	Indebtedness	Argon recovery services minimum	Total
2026 (remaining portion)	$3,621	$6,108	$494	$—	$—	$10,223
2027		1,777	1,008	1,598	196	4,579
2028		—	1,028	3,195	296	4,519
2029		—	1,049	3,195	299	4,543
2030		—	1,070	3,195	302	4,567
Thereafter		—	23,366	11,184	3,639	38,189
Total	$3,621	$7,885	$28,015	$22,367	$4,732	$66,620

Critical Accounting Estimates

The preparation of our financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as the related disclosures. Actual results could differ materially from these estimates. The following critical accounting estimates involve the most significant judgments and estimates used in the preparation of our consolidated financial statements and are the most impactful to our reported financial results.

Revenue Recognition

We recognize revenue from PM-HIP contract manufacturing over time using the cost-to-cost input method. We measure revenue in each period as total estimated contract price multiplied by the ratio of costs incurred to date over total estimated contract costs. Because PM-HIP components are highly engineered to customer-specific technical specifications and we cannot readily redirect to another customer without significant loss of value, they have no alternative use to us. Our contracts also provide an enforceable right to payment for performance completed to date in the event the customer terminates for reasons other than our failure to perform. Both criteria under ASC 606-10-25-27(c) are therefore met, supporting over-time recognition.

Certain PM-HIP contracts with U.S. government agencies include title-transfer clauses that grant the government a legal ownership interest in work-in-progress during production. We have evaluated these provisions and concluded that, notwithstanding the legal title transfer, we retain physical possession and practical production control throughout the manufacturing process and that the government does not have the practical ability to direct the use of, or obtain substantially all of the remaining benefits from, the asset during production. Accordingly, we base our revenue recognition for these contracts on Criterion 3 (ASC 606-10-25-27(c)) rather than Criterion 2.

Customer contracts include milestone billing provisions, with milestone amounts structured to approximate the value delivered at each stage of production. Revenue recognized may differ from milestone billings in any given period — giving rise to contract assets (revenue recognized in excess of amounts billed) or contract liabilities (amounts billed or received in advance of completion).

The most significant judgment in PM-HIP revenue recognition is the estimate of total contract costs to complete. An increase in total estimated contract costs reduces the percentage of completion and therefore reduces revenue and gross profit recognized to date. Changes in total estimated contract costs are recognized in the period the change is identified on a cumulative catch-up basis. If a contract is projected to result in a loss, the full anticipated loss is recognized immediately.

Stock-Based Compensation

We measure stock-based compensation expense at the grant-date fair value of stock option awards using the Black-Scholes option pricing model. The grant-date fair value calculation requires us to make subjective assumptions, the most significant of which are expected volatility and expected term. We estimate expected volatility based on the historical volatility of our common stock, measured over a look-back period that management believes is representative of expected future volatility, and expected term is estimated using the simplified method. Changes in these assumptions can have a material effect on the grant-date fair value of awards and, therefore, on the amount of stock-based compensation expense recognized over the requisite service period. A higher assumed volatility or a longer assumed expected term would result in a higher grant-date fair value, and vice versa. We recognize stock-based compensation expense within the consolidated statements of operations over the requisite service period, which is generally the vesting period of the award, and is not subsequently adjusted for changes in the inputs used to determine grant-date fair value. See Note 16 — Stock-Based Compensation for the assumptions used to determine the grant-date fair value of awards granted during 2025 and 2024 and for additional information regarding stock-based compensation expense recognized during the periods presented.

Lease Accounting

We account for our operating lease for the Tennessee manufacturing facility under ASC 842. The most significant judgment in lease accounting is the determination that the two five-year renewal options are reasonably certain to be exercised, resulting in a total expected lease term of 25 years. A different conclusion regarding the renewal options would result in a materially different right-of-use asset and lease liability and a different pattern of lease cost recognition.

Emerging Company Status

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), and have elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards. As long as we remain an emerging growth company, we expect to continue to take advantage of the benefits of the extended transition period, although we may decide to early adopt such new or revised accounting standards to the extent permitted by such standards. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen to not take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.

Recent Accounting Pronouncements

See Note 4 to our consolidated financial statements and Note 4 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for recent accounting pronouncements.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our EXIM Bank debt bears a fixed stated interest rate of 5.36% and matures on June 30, 2034. Accordingly, we have no direct exposure to interest rate fluctuations on our outstanding borrowings. We hold cash primarily in money market funds ($8.9 million as of June 30, 2026), which are subject to money market fund rates. A 1% decrease (increase) in money market rates would reduce (increase) annual interest income by approximately $0.1 million.

Foreign Currency Risk

Our revenues and the majority of our costs are denominated in U.S. dollars. We are listed on the ASX and certain corporate administrative costs are incurred in Australian dollars. Currency translation adjustments of $0.1 million were recognized in other comprehensive income in the six months ended June 30, 2026. We do not hedge foreign currency exposure and do not believe our current exposure is material. Our AUD-denominated cost exposure is expected to decrease in future periods as a result of the Redomiciliation.

Raw Materials and Commodity Price Risk

Our primary raw material inputs are niobium (for C103 powder) and titanium alloy (for Ti-64 powder). Titanium feedstock pricing is partially mitigated through our three-year supply agreement with The Perryman Company. We do not currently use derivative instruments to hedge commodity price risk. Current U.S. tariff policy provides for a 35% tariff on imported electrode raw materials, but U.S. tariff policy has changed and may continue to change significantly. Our argon gas recycling system contracted for commissioning in the first quarter of 2027 is expected to materially reduce our argon input cost exposure upon commissioning.

BUSINESS

Overview

We are a leading U.S.-based producer of high-value refractory and titanium alloy spherical metal powders for additive manufacturing (“AM”) and advanced manufacturing, and a pioneer in Powder Metallurgy Hot Isostatic Pressing (“PM-HIP”) manufacturing of large near-net-shape components. With manufacturing and corporate headquarters in Tennessee, we occupy a strategically critical position at the intersection of U.S. national security priorities, AM technology, and the domestic reshoring of imperative U.S. supply chains.

Our core technology platform centers on the Electrode Induction Melting Inert Gas Atomizer (“EIGA”), an advanced crucible-free gas atomization technology designed for the production of high-purity titanium and refractory alloy powders (“EIGA Premium”). To our knowledge, our EIGA Premium configuration is the only such system operating in the United States. We produce high-purity spherical metal powders specifically engineered for laser powder bed fusion (“LPBF”) 3D printing of mission-critical components — particularly for hypersonic weapons systems, satellite propulsion, strategic missiles, aerospace, and medical applications. Our powder portfolio encompasses niobium, tungsten, tantalum, molybdenum, rhenium, zirconium, and titanium alloy powders.

Through our PM-HIP manufacturing process, we produce large, complex, near-net-shape powder metallurgy parts with forged-equivalent material properties and microstructure, providing a technically mature and scalable alternative to the strained domestic supply chain for large-scale castings and forgings. This capability is particularly relevant to the U.S. Navy’s submarine industrial base, where capacity constraints for large components represent a critical bottleneck to shipbuilding program objectives.

We have built a strong reputation for delivering mission-critical materials and parts on time and to customer specification with leading organizations in defense, aerospace, and advanced manufacturing. We have entered into exclusive or preferred supplier arrangements and long-term supply and strategic development agreements with organizations such as ADDMAN Group, one of the largest U.S. domestic metal additive manufacturers, Velo3D, a “Made in USA” leader in AM technology, and Titomic Limited, a global leader in cold spray AM technology, among others.

Following a three-year capital investment program of approximately $45.9 million, we believe we are at an inflection point as our business transitions from onshoring our manufacturing facilities to revenue growth and margin expansion.

Industry and Market Background

The Strategic Imperative for Domestic Advanced Materials

The U.S. defense industrial base faces a structural vulnerability that has developed over several decades: a pronounced reliance on foreign sources — particularly China and other potentially adversarial nations — for critical minerals and the advanced materials derived from them. This vulnerability extends to the processing, atomization, and qualification of high-performance metal powders essential for next-generation weapons systems, propulsion platforms, and space technologies.

Refractory alloys occupy a particularly sensitive position within the U.S. aerospace and defense supply chains. For example, Niobium C103 (“C103”) is a refractory alloy used in rocket nozzles, satellite thrusters, hypersonic components, and jet engine afterburner flaps due to its unique combination of properties, including its high melting point, low density, strength retention at elevated temperatures, ductility at room temperature, and weldability. Prior to our commissioning of domestic C103 powder production capacity, qualified domestic sources of C103 additive manufacturing powder were limited, creating potential supply-chain risks for critical aerospace and defense programs.

Titanium alloys are similarly essential to the U.S. aerospace and defense supply chains. Titanium is indispensable for aircraft structures, jet engine components, missile systems, ordnance, and medical implants due to its strength-to-weight ratio, corrosion resistance, high-temperature performance, and biocompatibility. The adoption of additive manufacturing for titanium components has accelerated substantially, as AM reduces the traditional buy-to-fly ratio, dramatically lowering material waste, lead times, and total unit costs. The United States is highly dependent on imports of titanium alloys, and we believe we add a critical source of domestic supply to help address significant existing supply chain risks.

We believe recent policy developments have created an environment that is primed to catalyze investment in domestic AM capability. These policy developments include, among others, the identification of AM and domestic advanced material production as priorities by the National Defense Industrial Strategy (“NDIS”); the passage of the 2026 National Defense Authorization Act, requiring the Department of War (“DoW”) to develop advanced manufacturing guidance; and the implementation of the Make More in America (“MMIA”) initiative by the U.S. Export-Import Bank (“EXIM Bank”) to address long-term weaknesses in U.S. supply chains caused by decades of underinvestment and offshoring.

U.S.-based purchasers of advanced materials are increasingly including U.S.-only sourcing clauses, and reshoring has been a priority of the Trump administration, which is expected to benefit domestic powder producers and PM-HIP manufacturers who can fill supply chain gaps previously served by non-U.S. suppliers. For PM-HIP, investment and interest are being driven by the aerospace and energy sectors that are themselves beneficiaries of the Trump administration’s push to strengthen the domestic defense and industrial base, which is expected to result in U.S.-based PM-HIP manufacturers realizing significant benefits from the broader policy direction, even as the sector navigates near-term input cost volatility.

When taken together with the several executive orders promoting advancement of domestic AM capability and other initiatives by the Trump administration, including improved regulatory mitigation and targeted tariff policies, we believe that establishing industrial policy and supply chain sovereignty are national security priorities and economic objectives.

Addressing the Castings and Forgings Bottleneck through PM-HIP

The limited availability of U.S. domestic large-scale casting and forging is an additional structural vulnerability that has negatively impacted the U.S. defense industrial base in recent years. In particular, the domestic forging and casting base for stainless steel, nickel superalloy, and specialty metal components, which is essential to manufacturing naval propulsion and submarine components, has contracted significantly over the past several decades due, in part, to offshoring. The limited domestic supply chain presents a direct threat to the Navy’s submarine production targets, which are central to the NDIS.

We believe our PM-HIP manufacturing offers a technically mature and scalable solution that has the potential to meaningfully alleviate the structural vulnerability posed by the limited availability of U.S. domestic large-scale casting and forging. By consolidating metal powder within precision-engineered tooling under simultaneous high temperature and isostatic pressure, PM-HIP produces fully dense, near-net-shape components with forged-equivalent material properties and microstructure, meaning a higher performance in quality and structural integrity. The process eliminates internal voids and maintains a fine microstructure through plastic deformation, creep, and diffusion bonding — achieving mechanical properties that are in many cases superior to conventional cast equivalents, while enabling complex geometries not achievable by traditional forging.

Market Opportunity

We evaluate our total U.S. addressable market by reviewing the estimated current and future U.S. addressable markets of the three product categories we directly serve—titanium additive manufacturing powder, refractory additive manufacturing powder, and PM-HIP components—each of which is expected to grow due to, among other things, rising defense spending, accelerating adoption of additive manufacturing, and reshoring of critical supply chains:

•
Titanium powder: The U.S. addressable market for titanium additive manufacturing powder is estimated to be approximately $464.8 million in 2026, growing to approximately $803.5 million by 2030, representing a compound annual growth rate (“CAGR”) of approximately 14.7% from 2026 to 2030, according to a July 2026 Straits Research report. We believe growth is being driven by the accelerating adoption of additive manufacturing across defense, aerospace, medical device manufacturing and civilian firearms—including for aircraft structures, jet engine components, missile systems, ordnance and medical implants—and by the ability of additive manufacturing to reduce the traditional buy-to-fly ratio.
•
Refractory powder: The U.S. addressable market for refractory additive manufacturing powder is estimated to be approximately $191.8 million in 2026, growing to approximately $242.6 million by 2030, representing a CAGR of approximately 6.0% from 2026 to 2030, according to a July 2026 Dataintelo report. We believe growth is being driven by demand for high-performance refractory alloys used in rocket nozzles, satellite thrusters, hypersonic components and jet engine afterburner flaps, and by additive manufacturing increasingly displacing conventional fabrication in aerospace and defense.
•
PM-HIP components: Based on management’s estimates, we believe the U.S. PM-HIP market we serve—the near-net-shape PM-HIP components market, a distinct subset of the broader total hot isostatic pressing (HIP) market, which itself is a distinct subset of the total U.S. metal forging market of $17.4 billion as of 2025, according to a July 2026 SNS Insider report—to be approximately $80 million in 2026, growing to approximately $450 million by 2030, representing a CAGR of approximately 54.0% from 2026 to 2030. We believe growth is being driven by defense and energy customers seeking to overcome the persistent shortage of large-scale domestic casting and forging capacity, particularly across the U.S. naval and maritime industrial base; PM-HIP directly addresses this bottleneck by producing fully dense, near-net-shape components with forged-equivalent material properties, on shortened production cycles and in geometries not achievable through traditional forging.

In aggregate, we estimate the total U.S. addressable market for these three categories at approximately $736.6 million in 2026, growing to approximately $1,496.1 million by 2030, representing a CAGR of approximately 19.4% from 2026 to 2030.

Since January 1, 2026, Velo3D and SBO AG, which is the parent company of our customer Knust-Godwin, and at least two additional U.S.-based companies have announced plans to expand their U.S. operations to increase their metal printer capacity, which we believe is indicative of potential growth in demand for titanium and refractory powders.

Our Solution

We aim to address critical gaps in the supply chain by building resilient, integrated, and scalable U.S.-domestic industrial production and supply chains. Fragmented supply chains introduce variability at each step, from feedstock mining to powder atomization to component production, causing inconsistent performance and higher scrap rates for original equipment manufacturers in regulated sectors. As industries are pushed to integrate more advanced alloys, the lack of fully integrated suppliers is expected to result in costly bottlenecks and limit commercialization.

We offer the following products:

•
Specialty Metal Powder Production: The production and sale of high-purity, spherical refractory, and titanium alloy powders for additive manufacturing and advanced manufacturing applications in defense, aerospace, space, medical, and consumer sectors.
•
PM-HIP Manufacturing: The production and sale of large, near-net-shape powder metallurgy components with forged-equivalent material properties for demanding, critical applications in defense, aerospace, space, energy, and industrial sectors.

These two product categories are strategically complementary: powder production establishes us as a leading domestic source of critical alloy feedstock for AM, while PM-HIP manufacturing leverages our powder metallurgy expertise and customer relationships to provide manufacturing capacity capable of addressing the current lack of U.S. domestic large-scale casting and forging.

We believe we are well positioned at the intersection of materials science and manufacturing, with scaled U.S. production of high-value refractory and titanium alloy spherical powders and differentiated PM-HIP capability for near-net-shape parts.

Our Strategy

We expect to drive stockholder value based on our strategic position as a critical U.S. domestic supplier of high-value refractory and titanium alloy powders and producer of near-net-shape powder metallurgy components to the U.S. defense, aerospace, space, medical, consumer, energy, and industrial sectors.

We believe we are well positioned to benefit from the powerful macro-trends of U.S. re-industrialization and the strengthening of domestic supply chains. This “onshoring” is a vital response to increasing geopolitical instability and the vulnerabilities exposed by recent global disruptions, such as military conflict in the Middle East and tariffs and trade restrictions. The U.S. government and key industries are actively seeking to reduce reliance on foreign supply chains to ensure national security and maintain operational resilience, with the goal of safeguarding the continuous supply of mission-critical materials and components, particularly within the defense and aerospace sectors, which are essential for national security.

Our advanced materials and manufacturing capabilities directly address this imperative. We possess premium technology, including, to our knowledge, the only EIGA Premium system configuration of its kind currently operating in the United States, and PM-HIP. By expanding our production capacity and utilizing this differentiated technology, we believe we are positioned to become a critical contributor to the U.S. defense industrial base. With an experienced leadership team guiding us toward commercial production, we believe we are poised to capitalize on the strong demand for domestically sourced, high-performance materials and large, complex, near-net-shape powder metallurgy parts.

The key elements of our strategy are:

Target High-Margin Growth with Specialized Materials

Our strategy is to achieve resilient, high-margin growth by focusing on two complementary revenue streams: (i) the production of ultra-clean, high-purity refractory and titanium alloy powders, and (ii) high-value manufacturing of large, near-net-shape components with our PM-HIP capabilities. Our goal is to continue to operate the largest U.S. domestic production capacity for refractory and titanium spherical powders with full feedstock traceability and to further expand our capacity to meet market opportunities.

We have strategically prioritized refractory and titanium alloy powder as a core driver of our expected growth, as such powder is vital for extreme-temperature applications like hypersonic missiles, missile defense, space, and energy applications that are becoming more prevalent. We believe our strategic advantage as an agile, lower cost U.S. domestic producer of refractory and titanium alloy powders will enable us to maximize our share of this market demand and address critical supply chain needs.

Align with U.S. Re-industrialization and Defense Requirements

A core element of our strategy is to align our operations with the U.S. government’s initiative to onshore critical manufacturing capabilities. Amid geopolitical tensions and supply chain vulnerabilities, we have and intend to continue to focus on expanding our ability to deliver domestically sourced and manufactured high-performance refractory and alloy powders, filling a vital gap in the U.S. domestic supply chain for mission-critical programs like hypersonic and strategic missiles, while also continuing to source cost-effective raw materials across the global supply chain, including the People’s Republic of China (“PRC”). Our goal in relocating to the United States in July 2023 was to move ahead of larger multinational companies that are only now seeking to re-establish their U.S. manufacturing capabilities. To our knowledge, we are the only manufacturer currently operating a gas atomizer dedicated to supplying refractory and titanium alloy powders in the United States, which both advances U.S. priorities to reduce reliance on China and Russia for critical materials and is consistent with our strategy to align our operations with the DoW’s re-industrialization policies.

Leverage Commercial Scale Operations

We have pursued and achieved full commercial-scale production, a pivotal transition that allows us to develop improved costs and margin economics as volume demand increases. With over $100.0 million raised since May 2022 and approximately $87.8 million in tangible assets, including $17.6 million of cash, cash equivalents, and restricted cash, each as of June 30, 2026, we believe that we are well-capitalized to continue to scale production. The commissioning of our third advanced atomizer in Tennessee in June 2026, which is dedicated solely to titanium alloy powder production, doubles our titanium powder production capacity and represents a key step in our strategic pursuit of increasing our high-value powder production capacity. Our first atomizer is dedicated to refractory alloy powders, while our second and third atomizers are dedicated to titanium alloy powders. Our fourth atomizer, which has been ordered and is expected to be commissioned in June 2027, is also expected to be dedicated to titanium alloy powder production. We intend to deploy the additional titanium capacity to capture a greater share of the high-margin titanium powder market, capitalize on superior pricing and meet increasing U.S. defense and aerospace demand.

Pursue Long-term Commercial Agreements

Our expansion strategy is to secure key agreements that de-risk the commercialization phase by providing a tangible demand pipeline. Our expansion has included a multi-year exclusive supply agreement with Velo3D, a five-year preferred supplier agreement with ADDMAN Group and its subsidiaries, including Castheon and Keselowski Advanced Manufacturing where we are their primary supplier of C103 and refractory AM powder, a five-year exclusive supplier agreement for refractory and titanium alloy spherical powders with Titomic, a leader in cold spray production of critical components, a three-year exclusive distribution agreement with United Performance Metals, and a five-year supply agreement with Knust-Godwin. As of September 30, 2026, our backlog under these agreements and others was $13.4 million across 18 unique customers. We believe that successfully executing under our existing commercial contracts and pursuing additional agreements will further validate our operational abilities through demonstrated performance and unlock additional growth opportunities, including in the aerospace, defense, and medical applications.

Maintain Technological Advantage

We believe our early adoption of EIGA Premium atomizers provides us with advanced technical manufacturing capabilities not available to other U.S. producers.

Our technological advantage is validated by organizations such as NASA Glenn Research Center and the Air Force Research Laboratory, which have determined that only EIGA technology is capable of the qualification and scaled production of C103 and refractory alloys due to their high melting temperatures. Our EIGA Premium capabilities provide both the high purity and scalability necessary to meet the demanding requirements of the U.S. defense sector. As new technologies and methods arrive and become available, we intend to evaluate their ability to provide us cost-efficient products in the AM and advanced manufacturing industries.

Furthermore, we plan to continue to expand our expertise in PM-HIP allowing us to produce large, near-net-shape components with properties equivalent to “traditional forgings, alleviating major supply chain bottlenecks for large-scale parts.

Competitive Strengths

First-Mover Advantage and Scale Position

We have spent approximately $45.9 million over the past three years to establish the only U.S. domestic atomization capacity specifically dedicated to refractory alloys and the largest total domestic capacity for spherical refractory and titanium alloy powders. In connection with our expansion efforts, we have realized net losses from continuing operations of $13.4 million for the six months ended June 30, 2026, and $18.5 million and $13.4 million for the years ended December 31, 2025 and 2024, respectively. As of June 30, 2026, our total indebtedness was $19.6 million and our cash and cash equivalents were $13.6 million.

We have acquired and commissioned three EIGA Premium atomizers and are currently contracted for and expect to commission a fourth in June 2027. Our current annual production capacity of 680 metric tons, with a maximum capacity of 720 metric tons based on product mix, represents greater scale than any other known domestic competitor, and our annual planned production capacity is expected to increase to 920 metric tons, with a maximum capacity of 960 metric tons, when our fourth atomizer is commissioned. In addition to the significant investments we made to build out our production capacity, we have obtained significant expertise and know-how relating to the optimization and calibration of our EIGA Premium systems, which we believe results in meaningful cost and production advantages beyond the underlying equipment specifications and would take substantial time for competitors to replicate if they chose to commission the same equipment. We believe our first-mover position is reinforced by the significant time, capital, and customer qualification requirements associated with establishing competitive atomization capacity. In aerospace and defense applications, qualification programs can require multiple years of testing and validation, creating substantial barriers to entry for new market participants.

Superior Technology: EIGA Premium Advantage

Based on performance specifications published by the manufacturer of our gas atomizers, EIGA Premium technology is designed to provide approximately twice the usable powder yield using half the gas when compared to conventional EIGA atomizers. This efficiency delivers a structural cost advantage over manufacturers that deploy conventional EIGA atomizers and compounds as production volumes increase. We expect our cost savings to further increase as our argon recycling system becomes operational, with estimated argon gas costs estimated to decrease by at least 77% over the first year. The combination of EIGA Premium technology and our argon recycling is expected to make our unit cost structure among the most competitive in the allied world for high-quality refractory and titanium alloy spherical powders.

Qualification Moat and Technical Barriers

Aerospace and defense customers require extensive material qualification before they can incorporate materials into their products. Obtaining these qualifications requires a multi-year process involving intensive technical collaboration between the producer of the materials and either the end-user or the Tier 1 manufacturer. We have completed qualification of our C103 powder with ADDMAN/Castheon and Auburn University’s National Center for Additive Manufacturing Excellence (“NCAME”), our Ti-64 powder with Velo3D. In our PM-HIP components business, we have collaborated with Bechtel Plant Machinery, Inc. (“BPMI”), a DoW prime contractor, and the U.S. Navy for over two years across development, demonstration and first-article programs, and we have been awarded a low-rate-initial-production contract to produce components in support of the U.S. submarine industrial base, and we intend to continue to qualify additional PM-HIP components with BPMI. These qualifications represent years of collaborative technical investment, and replacement would require high transition costs and significant time.

Strategic Government and Customer Relationships

EXIM Bank’s MMIA loan to us—the sixth MMIA loan approved and the first to support advanced materials and AM—provides not only non-dilutive capital but represents a U.S. government endorsement of our strategic role. We believe the U.S. Navy’s Letter of Support for the development of our PM-HIP manufacturing provides a similarly significant endorsement of our strategic importance to the U.S. defense industrial base. These government endorsements, combined with our proximity to Oak Ridge National Laboratory and our Special Advisor relationship with Lieutenant General (ret.) H.R. McMaster, provide us with critical insight and access to the U.S. defense ecosystem.

Domestic Supply Chain Sovereignty

U.S. defense procurement policy has progressively resulted in domestic sourcing preferences for critical materials, with congressional action and DoW acquisition policies creating increasing barriers to foreign-sourced specialty metals and advanced materials. Our titanium bar feedstock is sourced and processed in compliance with Defense Federal Acquisition Regulation Supplement (“DFARS”), with full traceability from raw material through finished powder. We believe these same attributes position our titanium powders as a DFARS-compliant domestic source of supply, because our domestic atomization independently qualifies our titanium powders as “produced” in the United States, regardless of where the titanium bar feedstock is sourced. See “—Regulatory—Defense Procurement.” Our Tennessee manufacturing facility operates entirely within the United States, and our powders and PM-HIP components are produced, tested, and being qualified domestically. Our feedstock traceability, domestic manufacturing base, and AS9100D quality certification position us favorably relative to foreign competitors seeking to access the U.S. market. As FOCI mitigation requirements are applied with increasing frequency to defense contractors and their supply chains, our structure as a U.S.-incorporated, U.S.-operating entity reduces the ownership and control risks that continue to complicate procurement relationships involving foreign suppliers.

Specialized Technical Talent and Process Know-How

Producing commercially viable reactive metal powders and qualifying PM-HIP components for defense and aerospace applications requires deep, specialized expertise in powder metallurgy, atomization process tuning, metallurgical modeling, and PM-HIP can design. Our technical team includes senior leaders with prior experience at leading metal and powder producers, national laboratories, and aerospace research institutions. We believe the limited number of qualified professionals and the multi-year process necessary to assemble and integrate a team with similar technical expertise represents a significant barrier to competitive entry that complements the qualification barrier and significant capital investment requirements described above.

Alignment of Interests

Our directors and executive officers, including Hank J. Holland, our Chief Executive Officer, Eric Bono, our Chief Technology Officer, and Brett Paduch, our Chief Financial Officer, beneficially owned an aggregate of approximately 35.5% of the shares of our outstanding common stock prior to this offering, based on the number of shares of common stock outstanding as of August 27, 2026. We believe this ownership structure creates meaningful economic alignment among our directors and management team and our stockholders, incentivizing our directors and management team to optimize outcomes for our investors.

Our Products

Specialty Metal Powder Production

Technology: The EIGA Premium

Our EIGA Premium technology employs proprietary modifications and operating parameters and represents an industry leading method for producing high-purity, spherical metal powders, designed to meet the most demanding applications. This advanced system operates on a crucible-free, non-contact melting process, designed to ensure that the resulting powders are exceptionally pure and free from contaminants. Unlike conventional methods such as vacuum induction melting inert gas atomization (“VIGA”), the absence of refractory materials in EIGA’s crucible-free melting process is designed to eliminate the risk of contamination from atmospheric gases like oxygen and nitrogen, a common occurrence with traditional techniques. This superior purity significantly increases usable production yield, enabling our EIGA Premium atomizers to achieve a higher yield than older atomization models, while ensuring exceptional material quality for high-performance applications.

Both NASA Glenn and the Air Force Research Laboratory have noted that conventional atomization methods may introduce contamination levels beyond tolerable limits for refractory metals. This is particularly important for alloys such as C103, which has extremely high melting temperatures that make high-purity powder production technically challenging and differentiate EIGA from conventional atomization approaches. Our use of EIGA technology provides a critical differentiator of our powders. As stated by Dr. Mark Benedict, Senior Scientist at the Air Force Research Laboratory, in a June 2025 report, “non-contact EIGA is the industry standard for reactive and refractory materials.”

The benefits of our customized EIGA technology extend beyond purity and contamination control. The process yields powders with superior sphericity and uniform particle size, which critically improves powder flowability and packing density, two essential factors for successful AM. Metal powders with greater sphericity and particle size uniformity correlate with fewer defects, superior component performance and reduced material waste.

The graphic below illustrates the EIGA process and atomization of a 100mm Ti-6A1-4V electrode:

An important advantage of our EIGA Premium atomizer is its production efficiency, delivering a higher yield compared to standard EIGA technologies. This efficiency is achieved through enhanced control over atomization parameters, resulting in a finer and more consistent particle size distribution. By minimizing off-specification powders and maximizing the usable fraction, we not only reduce material loss but also significantly lower conversion costs and argon gas consumption, lowering our operational costs. Based on performance specifications published by the equipment manufacturer, our EIGA Premium atomizers are designed to produce approximately twice the usable powder yield while using approximately 50% less argon gas than standard EIGA atomization. This improved yield and product purity make high-quality metal powders more economically viable, which in turn supports the large-scale adoption of AM. We believe our EIGA Premium atomizers are currently the only custom-designed and manufactured advanced atomizers operational in the United States. This unique design offers flexibility, enabling seamless switching between alloys within a material family, making it an ideal solution for diverse applications from aerospace to medical devices.

Atomizer Installation and Commissioning Schedule

We have executed a disciplined, phased atomizer commissioning program. The table below shows the timeline and status of our EIGA Premium atomizers:

Atomizer	Status	Key Milestone
EIGA #1	Commissioned	June 2024 — First known EIGA Premium commissioned in U.S. and second globally
EIGA #2	Commissioned	June 2025
EIGA #3	Commissioned	June 2026
EIGA #4	Ordered; Commissioning June 2027	Order placed December 2025

Our Tennessee facility has physical capacity for up to five EIGA Premium atomizers in the refractory and titanium production areas. We have acquired and commissioned three atomizers with annual maximum production capacity of approximately 720 metric tons and a planned annual production capacity of 680 metric tons, based on expected product mix. We are currently contracted for and expect to commission a fourth atomizer by June 2027 and expect to have an annual maximum powder production capacity of approximately 960 metric tons. We have also purchased and are in the process of commissioning other key equipment such as three-stage sieving equipment and additional blenders that are designed to substantially increase our ability to refine the powder output from our atomizers once such equipment is fully operational. The current capacity makes us the largest U.S. domestic producer for refractory and titanium alloy spherical powders.

Product Portfolio

We produce spherical powders for AM processes, specifically engineered for the highest-demand, highest-value applications in defense, aerospace, space, medical devices, and industrial manufacturing. Our primary powder products listed below include refractory and titanium alloy powders:

Alloy	Properties	Applications
Tungsten Heavy Alloy (“WHA”)	Extremely high melting point (over 3,000°C), very high density and excellent thermal stability	Munitions, radiation shielding, high-temperature furnace components, and semiconductor equipment
Titanium-Zirconium-Molybdenum (“TZM”)	A molybdenum alloy offering an excellent compromise of strength, weight, and machinability at temperatures below molybdenum’s melting point	High-temperature tooling, nuclear applications, and aerospace
Niobium	Superconducting properties at cryogenic temperatures, good ductility, and strong corrosion resistance	Superconducting accelerators, nuclear fuel assemblies, and semiconductor processing equipment
Molybdenum	High melting point, high strength, corrosion resistance	Aerospace, electronics, and energy
Rhenium	Extremely high melting point (over 3,000°C), exceptional strength and creep resistance at high temperatures, and good ductility that it retains even after recrystallization	Nickel-based superalloys for jet engine turbine blades
Tantalum	Corrosion-resistant with unique biocompatibility	Medical implants, surgical instruments, cardiovascular devices, and capacitors
Zirconium	High corrosion resistance in acidic and alkaline environments, and low thermal neutron absorption	Nuclear reactor fuel assemblies (low neutron absorption), aerospace alloys, and chemical processing equipment

Our agile production capability for high-value refractory alloy powders is a differentiated competitive advantage. High temperature niobium, tungsten, tantalum, molybdenum, rhenium and zirconium alloys have exceptional high-temperature strength retention, excellent ductility, and outstanding weldability, making them uniquely suited for propulsion and thermal protection systems.

Ti-64 is the most widely used titanium alloy in aerospace and defense manufacturing due to its strength-to-weight ratio, corrosion resistance, and biocompatibility. We produce Grade 5 and Grade 23 titanium alloy powders. Grade 23 has reduced oxygen, nitrogen, and iron content relative to Grade 5, providing improved ductility and fracture toughness for fatigue-critical applications including medical implants and specialized aerospace components.

Feedstock

We have entered into long-term supply agreements for certain critical inputs, including argon and other industrial gases and a portion of our titanium bar feedstock that we source from a domestic supplier. However, we do not have long-term agreements covering many of our feedstocks. In particular, due to the cost efficiencies, we currently source the majority of our titanium bar feedstock from suppliers located in the PRC on a purchase-order basis, without the protection of a long-term supply agreement. Certain of our customers may require us to source certain feedstocks from solely domestic suppliers in compliance with the Defense Federal Acquisition Regulation Supplement.

Commercial Progress

As of June 30, 2026, we have active advanced materials contracts with 20 different customers. Specifically:

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ADDMAN Group: We serve as the preferred supplier of C103 and refractory alloy AM powder to ADDMAN Group, one of the largest U.S. domestic metal additive manufacturers.
•
Velo3D: We have entered into a five-year exclusive supply agreement to provide C103 and other refractory alloy powders to Velo3D, where we also serve as preferred supplier of titanium alloy powders.
•
Titomic: We have a five-year exclusive supplier and development agreement with Titomic Limited, under which we are the sole supplier of refractory and titanium alloy spherical powders.
•
Knust-Godwin: We have a five-year supply and strategic development agreement for titanium alloy powders with Knust-Godwin, which is planning a 52,000 square foot expansion of its additive manufacturing operations.
•
Continuum Powders Corporation: We have a one-year master purchasing agreement, renewable by mutual agreement, under which we supply titanium alloy powder to Continuum Powders Corporation, with a binding minimum purchase commitment.

In addition, as of June 30, 2026, we have 18 development contracts for near-net-shape parts in the defense, aerospace and industrial sectors.

PM-HIP Manufacturing

We believe our PM-HIP manufacturing capability positions us as a technically mature and scalable solution that has the potential to meaningfully alleviate the structural vulnerability posed by the limited availability of U.S. domestic large-scale casting and forging for large, complex, near-net-shape components in defense and aerospace applications.

PM-HIP is a process in which metal powder is loaded into precision-engineered canisters, which is then subjected to simultaneous high temperature and isostatic pressure in a hot isostatic pressing unit, which is a high-temperature furnace inside a pressure vessel. The simultaneous application of heat and pressure eliminates internal voids and microporosity through a combination of plastic deformation, creep, and diffusion bonding, producing a fully dense component with forged-equivalent mechanical properties. Near-net-shape tooling design using computational modeling minimizes post-process machining, reducing costs and cycle times. The graphic below provides an illustration of the PM-HIP process:

PM-HIP offers substantial benefits over alternative manufacturing methods by directly addressing critical supply chain vulnerabilities and enhancing component performance. PM-HIP dramatically reduces lead times, with complex components achievable in three to four months compared to six to 18 months for forgings, and even as short as six weeks in some instances. This process provides greater access to high-quality, complex, large components and offers additional flexibility for design modifications and quantities, even for bespoke or small lots. Key advantages include isotropic and fine microstructures, high-quality material properties, and reduced welding, which minimizes associated failure modes, inspections, and heat treatment problems. PM-HIP also provides improved inspectability, domestic fabrication of large, complex components with internal cavities, increased material utilization, and reduced scrap for enhanced sustainability. It also relieves demand on the capacity-constrained casting and forging supply chain for high-mix, low-volume components, and allows the use of a broader range of metal alloys without the alloy limitations inherent in those traditional processes. The process accommodates increased component size and complexity, handling thick and thin sections simultaneously, and can produce parts as large as 63x104 inches and weighing up to 20,000 pounds efficiently in a single heating process, a scale often not feasible with AM.

PM-HIP produces materials with high-quality properties, often superior to castings and comparable to forgings, due to the small grains established during powder production. This allows for precise control of grain size, enabling properties such as enhanced strength and fracture toughness with smaller grains, or improved creep strength and ductility with longer holds or higher temperatures. Nearly any material can be produced, including notoriously crack-prone hot work tool steels and oxygen-sensitive or reactive materials like titanium alloys and aluminum composites, without the material compromises often required by other AM methods like LPBF. Furthermore, PM-HIP enables the manufacture of components to near-net-shape, dramatically reducing the need for extensive post-processing machining and minimizing material scrap, thereby maximizing material utilization and contributing to cost-effective and timely production.

We are a leader in this field, integrating significant program management with partner organizations to deliver final functional components in virtually any metal alloy and production volume. We believe our adoption of PM-HIP is crucial for alleviating domestic supply chain constraints impacting large-scale castings and forgings and directly supports the onshoring of critical manufacturing capabilities to the United States. This establishes us as a viable domestic manufacturing alternative for lower volumes and higher mixes of parts, providing precision and material quality, which translates into shorter production cycles and reduced lead times. Critically, components produced using our PM-HIP process are designed to be interchangeable with existing components and designs, supporting seamless integration into current systems. In addition, in December 2025, the Maritime Industrial Base Program Office of the United States Department of the Navy issued a formal Letter of Support recognizing our PM-HIP manufacturing process as a viable alternative to traditional casting and forging supply chains within the maritime and defense industrial bases, following an 18-month technical collaboration with the Navy and industry partners. The Navy’s letter specifically recognized our demonstrated technical capability in PM-HIP of large near-net-shape components, including our progress in material behavior modeling, geometric precision, and process understanding, and noted that our planned expansion of PM-HIP and related manufacturing capabilities in Tennessee presents an opportunity to strengthen a domestic supply chain that is critical to defense and national security. PM-HIP manufacturing is supported by an established framework of published military and industry specifications, including nickel alloy powder and parts, stainless steel powder and parts, Class 1 components produced by PM-HIP using 316L, and hot isostatically pressed stainless steel and alloy steel flanges, fittings, valves and parts for high-temperature service.

Our EIGA Premium atomizers currently have over 720 metric tons of annual maximum capacity of U.S. powder production, and further production expansion plans are projected to increase our current maximum capacity to 960 metric tons, creating an integrated value chain where high-purity EIGA powders enhance the efficiency and final mechanical properties of PM-HIP components. We also plan to expand our powder production to include specialty maritime alloy powders that are utilized in PM-HIP manufacturing of components for the submarine industrial base. We believe this vertical integration provides a significant advantage through stringent quality control from feedstock to finished part, ensuring material traceability, end-to-end quality control, and faster research and development cycles for custom-engineered solutions.

Commercial Progress

As of June 30, 2026, we had active PM-HIP contracts with nine different customers spanning defense, aerospace, industrial, and energy sectors. We recently announced as a result of our two years of development with BPMI, a prime defense contractor, and the U.S. Navy, we have been awarded a low-rate-initial-production contract to produce components in support of the U.S. submarine industrial base, and we intend to continue to qualify additional PM-HIP components with BPMI. Additionally, we recently announced that as part of our research and development agreement with the DoW, we will test and manufacture PM-HIP parts to provide results and findings that we believe will help further shape the commercial viability of PM-HIP for defense needs.

Manufacturing

Our manufacturing and corporate headquarters is located in Bradley County, Tennessee. The facility currently encompasses approximately 100,000 square feet of primary manufacturing space and would support approximately 30,000 square feet of expansion. Key facility characteristics include:

•
Location: McDonald, Tennessee, adjacent to Chattanooga — a strategically important aerospace and defense manufacturing hub with proximity to major defense contractors, research laboratories (including Oak Ridge National Laboratory), and a highly skilled manufacturing workforce.
•
Argon Gas Recycling: We are installing an argon gas recycling system, which is expected to reduce recurring argon gas consumption expense by at least 77% when commissioned in the first quarter of 2027.
•
Capacity: Current physical capacity for up to 5 EIGA Premium atomizers in dedicated refractory and titanium powder production areas.
•
Quality Certification: AS9100D certification for metal powder manufacturing, testing, and PM-HIP production, which is required for qualification as a supplier to aerospace and defense programs.
•
Lease: 15-year lease with option to extend for up to an additional 10 years, providing long-term facility security.
•
Government Support: $0.6 million grant from the State of Tennessee received in July 2023.

The facility is organized into dedicated production areas for refractory alloy powder production, titanium alloy powder production, PM-HIP manufacturing, post-processing and screening, analytical testing and quality control, and administrative and engineering functions.

Following significant capital investment, we believe we are positioned as the largest-capacity domestic producer of spherical refractory and titanium alloy powders in the United States, which helps insulate us from competitive pressure, as building similar functionality would require substantial capital expenditure and multi-year qualification timelines.

Markets

End-Use Applications

The advanced materials and components produced using our high-purity powders are critical for industries operating under extreme conditions, where material performance directly impacts safety and operational success. Our diversified market strategy focuses on these high-value, high-growth sectors, ensuring a stable and resilient path for growth.

Aerospace & Defense

The aerospace and defense sectors represent a primary target for us of our products due to the stringent requirements for lightweight, high-strength, and high-temperature-resistant materials. Refractory metals, like Niobium and Tungsten, and titanium alloys are essential for mission-critical components.

Our materials are vital for manufacturing components subjected to extreme environments, such as:

•
Rocket Nozzles and Satellite Thrusters: These components must withstand intense heat and pressure during launch and operation.
•
Hypersonic Missile Systems: The extreme speeds generate intense temperatures, requiring materials that maintain structural integrity without significant deformation.
•
Advanced Military Aircraft: Components like engine parts, structural frames, and landing gear require high strength-to-weight ratios and exceptional durability under harsh conditions.

The purity of our powders is crucial in these sectors. Contamination in aerospace materials can lead to premature failure, making our low-contamination powders a preferred option for ensuring the reliability and safety of high-stakes defense and aerospace systems.

Medical

The medical sector relies on specialized metal powders for biocompatible implants and instruments, where material purity and mechanical properties are crucial for patient safety and long-term functionality. Specific applications include:

•
Biocompatible Implants: Titanium and certain refractory metals are highly valued for implants such as orthopedic components and dental implants due to their excellent biocompatibility.
•
Prosthetics and Surgical Instruments: High-strength, corrosion-resistant materials are used to ensure the longevity and sterilizability of surgical tools.

We can produce high-purity, spherical metal powders suitable for AM and PM-HIP, which allows for the creation of complex, customized implants tailored to individual patient anatomy, significantly improving outcomes and reducing recovery times. The superior mechanical properties of components derived from our powders ensure the durability required for long-term implants.

Energy

The energy sector, particularly in advanced nuclear applications and high-temperature heat exchange, demands materials capable of performing under extreme thermal and corrosive conditions. Specific applications include:

•
Nuclear Reactor Components: Advanced nuclear reactors, including next-generation systems, require materials resistant to radiation damage, high temperatures, and corrosive coolants. Refractory metals are essential for structural components and fuel cladding.
•
High-Temperature Heat Exchangers: These components are critical for transferring heat in industrial processes and advanced power generation. They must withstand extreme thermal gradients and aggressive environments.
•
Advanced Turbine Parts: Used in power generation, these components benefit from the high temperature resistance of refractory metals to improve efficiency and reduce maintenance.

The properties of our refractory metal powders, high melting points, strength at elevated temperatures, and resistance to creep and corrosion, make them ideal for these demanding energy applications, supporting the transition to more efficient and resilient energy systems. Our product portfolio, encompassing high-purity refractory metals and titanium alloys, is meticulously engineered to meet the rigorous demands of these high-value, high-growth industries. By strategically addressing these diverse sectors, we mitigate reliance on any single market’s economic fluctuations, establishing a stable and resilient growth trajectory.

Consumer

In the consumer sector, additive manufacturing enables premium, differentiated products with material properties and finishes that distinguish them from mass-produced alternatives. Manufacturers of premium consumer goods increasingly value titanium for its strength-to-weight ratio, corrosion resistance, and durability. Specific applications include:

•
Suppressors: Titanium powder is an ideal choice for suppressors because of its ability to utilize additive manufacturing to produce the intricate features required for the suppressor to function and the material’s exceptional strength-to-weight ratio, corrosion resistance, and thermal performance. Titanium powder for suppressors represents one of the fastest-growing niche applications due to the adoption of additive manufacturing by the firearms industry, strong demand for lightweight precision systems among civilian gun owners, and recent reforms to regulations making ownership more viable.

•
Consumer Electronics and Device Enclosures: Titanium’s strength-to-weight ratio, rigidity, and premium surface finish make it an increasingly sought-after material for lightweight, durable enclosures and housings for portable consumer electronics, where additive manufacturing supports thin-walled, structurally robust designs that differentiate premium devices.
•
Premium Cutlery and Edged Products: High-strength, wear- and corrosion-resistant alloys are valued in premium consumer cutlery and edged products, where our PM-HIP process can produce billets with the dense, uniform microstructure and material properties that support edge retention and durability.

Industrial

Our PM-HIP manufacturing capability enables us to produce dense, high-performance components for industrial equipment that must operate reliably under demanding mechanical, thermal, and wear conditions. Specific applications include:

•
Semiconductor Manufacturing Equipment: We produce PM-HIP components for semiconductor manufacturing equipment, including parts used in wafer processing.
•
Industrial Machinery: We produce PM-HIP components for industrial machinery, including build plates supplied to an original equipment manufacturer of metal additive manufacturing systems.

This capability also allows us to produce large, near-net-shape industrial components with forged-equivalent material properties, helping to address the limited availability of domestic large-scale casting and forging capacity for demanding industrial applications.

Customers and Key Agreements

We have established a portfolio of long-term exclusive and preferred supplier agreements with leading participants in the additive manufacturing and defense supply chain ecosystem: Our key agreements with customers and suppliers are summarized below. Our PM-HIP contracts and our defense-related contracts and subcontracts are generally subject to termination for convenience clauses, while our powder purchase orders generally do not contain termination for convenience rights.

ADDMAN Group / Castheon / Keselowski Advanced Manufacturing

In September 2024, we completed qualification of our C103 AM powder in accordance with ADDMAN Group and Castheon’s technical specifications, which triggered ADDMAN’s offtake obligation under the agreement. Under the resulting five-year preferred supplier agreement, we are the primary supplier of C103 and refractory alloy AM powder to ADDMAN Group and its subsidiaries, including Castheon and Keselowski Advanced Manufacturing. This contract does not contain termination for convenience rights for either party. ADDMAN is a leading market participant among Tier 1 additive manufacturers for defense and space sectors, with combined production capacity exceeding 300,000 square feet across multiple U.S. locations and more than 50 3D printing machines actively supporting DoW-funded programs, including space launch systems, satellites, and hypersonic and strategic missiles.

We began to make initial deliveries under the agreement in 2025. In October 2025, we completed a joint material improvement collaboration with ADDMAN that further enhanced C103 mechanical properties to achieve wrought-like material performance. We continue to collaborate with ADDMAN on advancing sovereign capabilities for propulsion and thermal protection systems in hypersonic weapons. space, and satellite applications.

Velo3D

In April 2025, we signed a five-year exclusive supply agreement with Velo3D, Inc., a leading U.S.-based metal additive manufacturing equipment manufacturer whose Sapphire family of printers is deployed at SpaceX, Aerojet Rocketdyne, Lockheed Martin, Ursa Major, Honeywell, and General Motors.

Under the agreement, which cannot be terminated for convenience, we are the exclusive supplier to Velo3D for C103 and other refractory alloy powders including molybdenum, tantalum, tungsten, rhenium, and zirconium alloys and a preferred supplier for titanium alloy powders. Velo3D has developed proprietary print parameters exclusively for our powders on all Velo3D Sapphire family printers and will provide these print parameters with 3D printing machine licensing at no additional cost to customers. In July 2025, we satisfied Velo3D’s qualification condition following certification by NCAME of conformance with ASTM F3635 (C103) and AMS7015/ASTM F3001 (Ti-64) standards.

Titomic

In September 2025, we entered a five-year exclusive supplier and development agreement with Titomic Limited for refractory and titanium alloy spherical powders, which cannot be terminated for convenience. Titomic is a pioneer in cold spray manufacturing technology, and the agreement positions us as Titomic’s exclusive source of spherical powders for cold spray applications in defense, space, and aerospace.

In December 2025, we received a purchase order from Titomic for $3.0 million of refractory alloy powders, with shipments scheduled across the second half of 2026 to support a Titomic development program with a leading DoW prime contractor. In conjunction with this order, we agreed to contribute $1.5 million toward development expenses for the program.

Knust-Godwin

In September 2025, we executed a five-year supply and strategic development agreement for titanium alloy powders with Knust-Godwin, a leading additive manufacturing and precision machining company operating a 240,000 square foot facility near Houston, Texas. This contract does not contain termination for convenience rights for either party.

United Performance Metals

In the second quarter of 2026, we entered a three-year exclusive master purchasing agreement with United Performance Metals, an affiliate of O’Neal Industries, which reported $3.4 billion in revenue in 2025. Under the agreement, United Performance Metals appointed us as exclusive supplier of titanium powders and committed to maintaining minimum inventory of 4,000 kg. The agreement adds a scaled distribution channel with immediate revenue contribution and recurring volume potential. This contract does not contain termination for convenience rights for either party.

Continuum Powders Corporation

In April 2026, we signed a Master Purchasing Agreement with Continuum Powders Corporation, a private equity-backed manufacturing technology and advanced materials business, to supply them titanium alloy powder, which agreement cannot be terminated for convenience. The agreement includes a minimum commitment of $5.5 million for titanium alloy powder shipments from July 2026 through June 2027.

The Perryman Company

In December 2024, we entered into a three-year supply agreement with The Perryman Company for titanium alloy (Ti-6Al-4V ELI) billet, a titanium feedstock. The agreement runs through December 31, 2027, cannot be terminated for convenience, and provides pricing stability and supply visibility through fixed annual base pricing, subject to a raw-material surcharge indexed to the Argus market price for Ti-6/4 ingot above a contractual floor. Our purchase volumes are governed by non-binding rolling forecasts and purchase orders, and we have no minimum purchase or take-or-pay obligation under the agreement. The agreement specifies annual target volumes that, if not met in a given calendar year, give the supplier a right to terminate, which is the supplier’s sole remedy for any volume shortfall.

The Boeing Company

In July 2025, we commenced a development collaboration with The Boeing Company, leveraging our pioneering experience in PM-HIP manufacturing of large near-net-shape parts and Boeing’s manufacturing and materials experience to advance next-generation aerospace applications.

Bechtel Plant Machinery

In July 2026, we announced our collaboration with Bechtel Plant Machinery, Inc. (“BPMI”), a DoW prime contractor, and the U.S. Navy for over two years across development, demonstration and first-article programs, and we have been awarded a low-rate-initial-production contract to produce components in support of the U.S. submarine industrial base, and we intend to continue to qualify additional PM-HIP components with BPMI.

U.S. Department of War

In July 2026, we entered into a thirteen-month research and development contract with the DoW valued at approximately $4.5 million for the development of affordable alternative refractory powders. Under the agreement we, in consultation with the DoW, U.S. national laboratories, and defense and space prime contractors, will select, atomize, and test manufacturing parts for two alternative high-temperature development refractory alloys.

Argon Gas Recycling

In December 2025, we entered into an agreement with industrial gas supplier Arencibia Holdings, LLC to purchase a centralized argon gas recovery system, to be commissioned in the first quarter of 2027, secured by performance guarantees. As part of the agreement, we have arranged for Arencibia Holdings, LLC to provide recovery and operational support services and 24/7 monitoring of our argon recycling system for an initial period of fifteen years, and we have a unilateral right to terminate for convenience under certain conditions.

Broader Pipeline

Beyond our contracted customer base, we maintain an active pipeline of commercial development programs across defense, aerospace, space, medical, consumer, energy, and industrial markets. As of early 2026, our representative pipeline of opportunities includes:

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Non-Government Defense: Additive manufacturing is being leveraged by non-government defense manufacturers as an alternative to traditional manufacturing, including the use of titanium alloys and AM in production of suppressors.
•
Medical: AM allows for the design, development, and delivery of complex geometries that are difficult to execute through traditional manufacturing.
•
Nuclear Power: AM may assist in the next generation of less expensive and more productive energy systems. AM has been leveraged to make micro modular reactors, bypassing the difficulties associated with technical ceramics.
•
Oil & Gas: There has been an increase in usage of AM by energy companies to create geometrically complex, cost-effective parts use for replacement and maintenance. AM has been leveraged to reduce the time and production timeframe for 3D- printed heat exchanger parts.

Competition

The market for high-value refractory and titanium alloy spherical metal powders for additive manufacturing is characterized by high technical barriers to entry, including the requirement for specialized atomization technology, multi-year qualification programs with end customers, and AS9100D or equivalent quality certifications.

Our major domestic competitors for refractory and titanium alloy powders include ATI Inc., Linde Advanced Material Technologies, Inc., Elmet Technologies, and Carpenter Technology Corporation. Our PM-HIP component competitors include Bodycote Thermal Processing, Inc., a subsidiary of Bodycote plc, ATI Inc., and Synertech PM Inc. Additionally, we face competition for U.S. customers from Canada-based companies such as AP&C (a subsidiary of GE Aerospace), Tekna Holding ASA and PyroGenesis Inc., despite additional tariff and supply-chain security barriers.

We expect to remain competitive primarily on the unit economics and scale of our powder production: our EIGA Premium technology, which employs proprietary modifications and operating parameters, produces high-purity spherical metal powder with full feedstock traceability and, we believe, achieves materially higher usable-powder yields than conventional gas-atomization methods, enabling lower per-unit costs, and our dedicated production capacity is designed to supply refractory and titanium alloy powder at commercial scale. We further differentiate through our position as a U.S.-based producer with full feedstock traceability.

The specialty metal powder market has attracted investor and commercial interest given significant expected growth. However, the barriers to competitive entry are substantial: a greenfield EIGA atomization facility requires two to three years to build, equip, qualify, and reach commercial production; requires significant capital investment (e.g., our investment exceeded $45 million for a single facility); requires proprietary process know-how for reactive alloys; requires multi-year qualification with key customers; and must achieve AS9100D certification. Our first-mover advantage, existing qualifications, strategic customer agreements, and cost structure create a competitive moat that we believe new entrants would find difficult to replicate within the relevant planning horizon for defense procurement programs.

Intellectual Property

We rely on a combination of patents, trademarks, trade secrets, confidentiality procedures, contractual commitments and other legal rights to establish and protect our intellectual property. As of June 30, 2026, we have one pending U.S. patent application for utility application for our electrode assembly and method for generation powder by atomization that was filed on May 8, 2026 and no registered trademarks. We continually review our development efforts to assess the existence and patentability of new intellectual property. We intend to continue to file additional patent applications with respect to our proprietary technologies and trademark applications with respect to our brands, trade names, and logos.

We currently rely on certain unregistered trademarks in our brands, trade names, and logos, as appropriate, to market our brands and to build and maintain brand recognition.

In addition to patents and trademarks, we rely substantially on trade secrets, proprietary know-how, and accumulated process expertise to develop and maintain our competitive position. Our technical know-how includes proprietary commissioning, retrofit customization, and process tuning of our EIGA Premium atomizers, which we believe are important to our ability to produce commercially viable reactive metal powders from this equipment platform; metallurgical modeling and PM-HIP can design methodologies that enable the near-net-shape production of large, complex PM-HIP components; and qualification data accumulated through multi-year collaboration with end customers and Tier 1 manufacturers. We seek to protect our proprietary information, in part, by using confidentiality and invention assignment agreements with commercial partners, collaborators, employees and consultants. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to assign to us ownership of any developed technologies or other intellectual property.

Intellectual property laws, procedures, and restrictions only provide limited protection, and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed, or misappropriated. Furthermore, the laws of certain countries do not protect intellectual property and proprietary rights to the same extent as the laws of the United States and Australia, and therefore, in certain jurisdictions we may not be able to fully protect our intellectual property, trade secrets, proprietary know-how, and accumulated process expertise. For further information on risks related to our intellectual property, see “Risk Factors—Risks Related to Our Technology and Our Intellectual Property Rights.”.

Regulatory Environment

Our business is subject to regulation in a number of areas. Changes in government, monetary policies and laws and regulations, among other things, can have a significant impact on our assets, operations, financial performance and, ultimately, the value of our company and our common stock. Changes may occur in the United States or any other country in which we may operate in the future. Such changes are likely to be beyond our control and may affect the industries in which we operate generally, our specific business, or both. Non-compliance with changing laws and regulations may expose us to legal risk via investigations or litigious proceedings from regulators, counterparties or consumers. This section sets forth a summary of the principal laws and regulations relevant to our business.

Corporations Act and ASX Listing Rules

As a company with securities listed on the ASX, we are regulated by both ASIC, the country’s corporate regulator, and the ASX. Accordingly, we must comply with all relevant Australian requirements, including the Listing Rules maintained by ASX. Upon the closing of this offering, we expect that the primary trading market for our shares will be the Nasdaq Capital Market and, as confirmed in communication with ASX, we will largely be able to satisfy our financial reporting obligations with the ASX by complying with our reporting obligations under the Exchange Act in respect of the reporting requirements of the ASX Listing Rules. Changes to these rules and requirements may have an impact on our assets, operations, financial performance, value or other matters. Breaches of these rules and regulations may give rise to regulatory action from ASIC or ASX or litigious proceedings initiated by other stakeholders.

Defense Procurement

We have indirect contracts as a subcontractor with the U.S. government, primarily the DoW. These contracts may be subject to U.S. government contracting regulations (Federal Acquisition Regulation (“FAR”) and DFARS). These regulations impose stringent cybersecurity, supply chain, critical minerals, and national security requirements. Failure to comply could result in suspension of payments, termination of contracts, civil or criminal penalties, or exclusion from future government contracting opportunities. We have compliance programs in place to adhere to these requirements. For additional information, please refer to “Risk Factors—Risks Related to Our Business—A portion of our revenue is derived from the sale of defense-related products through various contracts and subcontracts that are subject to risks related to the U.S. government. These contracts may be suspended, canceled, conditioned, or delayed, which could have an adverse impact on our revenues.”

In addition, our titanium powders are incorporated into items delivered under U.S. government contracts that are subject to the specialty-metal and covered-material sourcing restrictions of the DFARS. With respect to our titanium and titanium alloy powders, which are specialty metals under the DFARS, we believe our domestic atomization satisfies the requirement that such metals be “melted or produced” in the United States, because the applicable regulations define “produce” to include atomization. We believe these attributes position our domestically atomized titanium powders as a compliant source of materials for mission-critical defense programs.

Our redomiciliation to the State of Delaware, which was completed in June 2026, is expected to help mitigate any FOCI issues, which may help us be eligible for a facility security clearance and access classified defense contracts. Redomiciliation to the United States and mitigating FOCI is expected to broaden our eligibility for classified defense programs and strengthen our positioning in classified defense procurement competitions. Our inability to obtain a facility clearance and access classified contract opportunities may have an adverse impact on operations and financial performance.

Foreign Corrupt Practices Act

The Foreign Corrupt Practices Act (“FCPA”) prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring us to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Export Control

Certain of our products and technical information are be subject to U.S. export control regulations, including the Export Administration Regulations (“EAR”) and International Traffic in Arms Regulations (“ITAR”). We maintain compliance programs designed to ensure adherence to applicable export control requirements.

Environmental, Health and Safety

Our facilities and operations are subject to numerous environmental, health and safety (“EHS”) laws and regulations which require significant capital investment on an ongoing basis and could give rise to unforeseen liability, including as a result of a governmental enforcement action or obligations to remediate contaminated sites, including third-party contaminated sites where we have sent waste for treatment or disposal. EHS laws or their enforcement may become more stringent over time, which could increase our operating costs and subject us to additional liabilities.

Human Capital Resources

We have a strong team of dedicated employees who are essential to our success. As of June 30, 2026 we had 53 full-time employees, with substantially all of our workforce located at our headquarters and manufacturing facility in McDonald, Tennessee. In addition, we engage outside consultants and service providers, as needed, for specialized functions, including engineering and technical consulting, research and development, information technology, and environmental, health and safety.

We offer a comprehensive benefits package to our full-time employees, including medical, dental and vision insurance, life insurance, short-term and long-term disability insurance, and an employer-sponsored 401(k) plan with an employer matching contribution. In addition, all new-hire employees receive a grant of stock options upon joining the Company, and our employees are eligible for an annual incentive bonus payable in a combination of cash and equity, with equity awards granted under our equity plans.

We have not experienced any work stoppages due to employee disputes, and we consider our relationship with our employees to be good. None of our employees are represented by a labor union or covered under a collective bargaining agreement.

Properties

Our manufacturing and corporate headquarters is located in McDonald, Tennessee, on the premises of Spring Branch Industrial Park. The facility is subject to a 15-year lease with an option to extend it for an additional 10 years. The facility encompasses approximately 100,000 square feet of primary manufacturing space, with the opportunity for approximately 30,000 square feet of expansion.

Our principal fixed assets at the Tennessee facility include: three commissioned EIGA Premium atomizers, a fourth EIGA Premium atomizer contracted for commissioning in June 2027, PM-HIP manufacturing systems, including a hot isostatic pressing unit and ancillary powder consolidation equipment, comprehensive powder post-processing and quality control equipment, and the underlying facility improvements and infrastructure.

Legal Proceedings

As of the date of this prospectus, we are not a party to, nor aware of, any material threatened or pending legal, governmental, or regulatory proceedings that we believe, if adversely determined, would have a material adverse effect on our business, financial condition, or results of operations.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of September 30, 2026:

Name	Age	Position(s)
Executive Officers
Hank J. Holland	60	Chief Executive Officer, President, and Executive Chairman
Eric Bono	52	Chief Technology Officer
Brett Paduch	44	Chief Financial Officer and Secretary
Non-Employee Directors
Omer Granit(1)	50	Director
Tim Johnson(2)(3)	59	Director
Robert Latta(1)(2)(3)	72	Director
Erik Levy(1)(2)(3)	52	Director

(1)
Member of the compensation committee.
(2)
Member of the audit committee.
(3)
Member of the nominating and corporate governance committee.

Executive Officers

Hank J. Holland. Mr. Holland has served as our Executive Director, Chairman, and Chief Executive Officer since October 2022 and as our President since June 2026. Mr. Holland has also served as a Founder and Managing Member of Pegasus Growth Capital (“Pegasus”), a private equity firm based in the U.S., since February 2019. Prior to 2019, he previously held senior roles at First Republic Investment Management, Merrill Lynch, and Sanford C. Bernstein & Co. Mr. Holland has served as a Senior Advisor and a member of the board of directors of OneTrust Home Loans, a private mortgage company, since April 2020. He previously served as a member of the board of directors of Trifecta, a private direct-to-consumer food delivery service company, from December 2017 to August 2026. He has also previously served on the board of directors of multiple private companies, including LogicSource, W Motors, and DYLN. Mr. Holland holds a Bachelor of Science in Civil Engineering from Southern Methodist University and a Master of Agriculture in Agricultural Sciences from Colorado State University. We believe Mr. Holland is qualified to serve on our board of directors because of the perspective and experience he brings as our Chief Executive Officer, his engineering education, his deep understanding of our business and strategy, and his extensive experience in business development and strategic partnerships in the manufacturing, defense, space, and aviation industries.

Eric Bono. Mr. Bono has served as our Chief Technology Officer since August 2023. He previously served as a member of our board of directors and as our President from August 2023 to June 2026. From October 2020 to August 2023, he served as VP Sales and Development at 6K Additive, a private advanced materials manufacturing company, which went public on the ASX in 2025. Before that, he served as Commercial Lead, Additive Manufacturing at Carpenter Technology Corporation (NYSE: CRS) from March 2017 to October 2020 and at Puris, LLC, a private titanium powder manufacturer, from March 2014 to March 2017. Mr. Bono holds a Bachelor of Science in Mechanical Engineering, a Master of Science in Mechanical Engineering, Solid Mechanics from the University of Pittsburgh, and a Master of Business Administration from Carnegie Mellon University with concentrations in Entrepreneurship and Marketing.

Brett Paduch. Mr. Paduch joined Amaero in July 2025 as our Chief Financial Officer, and since June 2026, he has also served as our Secretary. Prior to that, Mr. Paduch served as Chief Financial Officer of Telestream, a private equity-backed technology company, from April 2023 to January 2025. Mr. Paduch previously worked as Senior Vice President of Finance at iTrade Network, a private supply chain management company, from March 2019 until May 2022, and as Director of Accounting at Roper Technologies, Inc. (NASDAQ: ROP), from October 2016 to February 2019. Mr. Paduch began his career at PricewaterhouseCoopers, LLP, where he served in various roles from January 2004 to May 2014, including as an Associate, Manager, and Senior Manager. Mr. Paduch holds a Bachelor of Science in Business Administration with an Accounting Concentration from The Citadel. Mr. Paduch is a Certified Public Accountant.

Non-Employee Directors

Omer Granit. Omer Granit joined our board of directors in November 2022. Mr. Granit has been a Partner at EnPar Capital (“EnPar Capital”) and the Founder and the Managing Partner of June Seventy Sixers, both private investment firms, since September 2022. Mr. Granit was also the Founder of West 4 Capital, a London-based hedge fund, since February 2017, where he served as Managing Partner from February 2017 to February 2021. He previously served as a Partner at Infinity Ventures, a private venture capital firm, from December 2021 to December 2024 and as a co-Founder and co-CEO of Mixer Global, a private co-working company, from October 2016 to July 2020. He has served on the board of directors and as the Executive Chairman of Bluglass Ltd., a publicly traded ASX company, since September 2025. Mr. Granit is a member of the NY and Israel Bar Associations. He previously served as an Associate at White & Case LLP from 2007 to 2009. Mr. Granit holds a Bachelor of Laws and a Bachelor of Arts in Business Administration from Reichman University and a Master of Laws in Corporate Law from New York University School of Law where he was valedictorian. We believe Mr. Granit is qualified to serve on our board of directors because of his extensive experience in investing, corporate and securities law as well as finance and in the U.S. technology and defense industries.

Tim Johnson. Mr. Johnson joined our board of directors in June 2026. He previously served as Chief Financial and Administrative Officer of Victoria’s Secret & Company (NYSE: VSXY) from June 2021 until his retirement in May 2025. Before that, he served as Chief Financial and Administrative Officer of Big Lots Incorporated (NYSE: BIG) from 2015 to 2019, and Chief Financial Officer from 2012 to 2015, and held various other executive roles from 2000 to 2012. Earlier in his career, he held senior level roles at The Limited, Inc. and he began his career in public accounting as a Certified Public Accountant for Coopers & Lybrand. Mr. Johnson currently serves on the board of directors of multiple publicly listed companies, including Dollar Tree, Inc. (NASDAQ: DLTR) since February 2025, Brinker International, Inc. (NYSE: EAT) since February 2025, and Driven Brands, Inc. (NASDAQ: DRVN) since January 2026. He also previously served on the board of directors of The Aaron’s Company, Inc. (NYSE: AAN) from April 2021 until it was acquired in October 2024. Mr. Johnson has been the Managing Director of his consulting firm, Fairway Consulting LLC, since 2020. Mr. Johnson graduated in 1989 with Bachelor of Science in Business, Accounting from Miami University and completed the Uniform CPA Examination in August 1991. We believe Mr. Johnson is qualified to serve on our board of directors because of his broad-based business perspective, the financial experience he brings as a director and executive officer of publicly traded companies, and his extensive experience as a Chief Financial Officer leading organizations and matters of strategy.

Robert Latta. Mr. Latta joined our board of directors in September 2023. Mr. Latta was a Senior Partner at Wilson Sonsini Goodrich & Rosati, a law firm, from 1979 until 2019, and then Senior Of Counsel at the firm from 2019 until his retirement in September 2024. During that time, he served on the firm’s Executive, Policy, Compensation and WS Investments Committees. Mr. Latta has also served on the board of directors of Western Alliance Bancorporation (NYSE: WAL) since 2015. Mr. Latta holds a Bachelor of Arts in Economics and a Juris Doctor from Stanford University. We believe Mr. Latta’s extensive legal experience advising public and private companies qualifies him to serve on our board of directors.

Erik Levy. Mr. Levy has served on our board of directors since March 2023. He has been a Managing Partner of EnPar Capital since February 2022 and, prior to that, he was Founding Partner and Managing Director of BlackRock’s Direct Private Equity business from November 2018 to February 2022. He has also previously served on the board of directors of multiple private companies, including Skype, Informatica, Acelity, and Suddenlink. Mr. Levy holds a Bachelor of Science in Actuarial Mathematics from Concordia University and a Master of Business Administration in Finance from the University of Toronto Rotman School of Management. We believe Mr. Levy is qualified to serve on our board of directors because of his extensive management and investing experience.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Code of Business Conduct and Ethics

Our board of directors intends to adopt a code of business conduct and ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions, as well as our contractors, consultants and agents. Following this offering, the full text of our code of business conduct and ethics will be posted on the investor relations page on our website at https://amaeroinc.com/. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, applicable to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on our website identified above, or in filings under the Exchange Act.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of five directors.

After this offering, the number of directors will be fixed by our board of directors, subject to the terms of our certificate of incorporation and bylaws. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal.

Classified Board

Our certificate of incorporation provides that our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors will be divided among the three classes as follows:

•
the Class I directors will be Hank J. Holland and Robert Latta, and their terms will expire at the annual meeting of stockholders to be held in 2027;
•
the Class II directors will be Omer Granit and Erik Levy, and their terms will expire at the annual meeting of stockholders to be held in 2028; and
•
the Class III director will be Tim Johnson, and his term will expire at the annual meeting of stockholders to be held in 2029.

At each annual meeting of stockholders, upon the expiration of the term of a class of directors, the successor to each such director in the class will be elected to serve from the time of election and qualification until the third annual meeting following his or her election and until his or her successor is duly elected and qualified, in accordance with our certificate of incorporation and our bylaws. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

The classification of our board of directors with staggered three-year terms may have the effect of delaying or preventing changes in control of our company. See the section titled “Description of Capital Stock—Anti-Takeover Effects of Certain Provisions of Delaware Law, Our Certificate of Incorporation and Our Bylaws.”

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that Omer Granit, Tim Johnson, Robert Latta, and Erik Levy, representing four of our five directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is an “independent director” as defined under the listing standards of Nasdaq. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions”, as well as Mr. Latta’s and Mr. Johnson’s passive, non-controlling interest in our largest stockholder, Pegasus.

Lead Independent Director

Our board of directors intends to adopt corporate governance guidelines that will provide that one of our independent directors may serve as our lead independent director at any time when the chairperson of our board of directors is not independent, including when our chief executive officer serves as the chairperson of our board of directors. Because Mr. Holland is our Executive Chairman and also our chief executive officer, our board of directors has appointed Erik Levy to serve as our lead independent director. As lead independent director, Mr. Levy will preside over periodic meetings of our independent directors, serve as a liaison between our chairperson and our independent directors and perform such additional duties as our board of directors may otherwise determine and delegate.

Board Committees

Prior to the completion of this offering, our board of directors will have established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities as described below. Members will serve on these committees until the earlier of their resignation or removal by our board of directors in its discretion.

Audit Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, the members of our audit committee will be Tim Johnson, Robert Latta, and Erik Levy, with Mr. Johnson serving as chairperson, each of whom meets the requirements for independence under the rules and regulations of the SEC and the listing standards of Nasdaq applicable to audit committee members. Each member of our audit committee also meets the financial literacy requirements of the listing standards of Nasdaq. In addition, our board of directors has determined that Mr. Johnson is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Following completion of this offering, our audit committee will, among other things:

•
select, retain, compensate, evaluate, oversee and, where appropriate, terminate our independent registered public accounting firm;
•
review and approve the scope and plans for the audits and the audit fees and approve all non-audit and tax services to be performed by the independent auditor;
•
evaluate the independence and qualifications of our independent registered public accounting firm;
•
review our financial statements, and discuss with management and our independent registered public accounting firm the results of the annual audit and the quarterly reviews;
•
review and discuss with management and our independent registered public accounting firm the quality and adequacy of our internal controls and our disclosure controls and procedures;
•
discuss with management our procedures regarding the presentation of our financial information, and review earnings press releases and guidance;
•
oversee the design, implementation and performance of our internal audit function, if any;
•
set hiring policies with regard to the hiring of employees and former employees of our independent auditor and oversee compliance with such policies;
•
review, approve and monitor related party transactions;
•
adopt and oversee procedures to address complaints regarding accounting, internal accounting controls and auditing matters, including confidential, anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters;

•
review and discuss with management and our independent auditor the adequacy and effectiveness of our legal, regulatory and ethical compliance programs; and
•
review and discuss with management and our independent auditor our guidelines and policies to identify, monitor and address enterprise risks, including major financial risk exposures and risks and exposures associated with cybersecurity, information security and privacy matters.

Our audit committee will operate under a written charter, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part, that satisfies the applicable rules and regulations of the SEC and the listing standards of Nasdaq.

Compensation Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, the members of our compensation committee will be Omer Granit, Robert Latta, and Erik Levy, with Mr. Granit serving as chairperson, each of whom meets the requirements for independence under the rules and regulations of the SEC and the listing standards of Nasdaq applicable to compensation committee members. Each member of our compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act. Following completion of this offering, our compensation committee will, among other things:

•
review, approve or make recommendations to our board of directors regarding the compensation for our executive officers, including our chief executive officer;
•
review, approve and administer our employee benefit and equity incentive plans;
•
establish and review the compensation plans and programs of our employees, and ensure that they are consistent with our general compensation strategy;
•
make recommendations to our board of directors regarding non-employee director compensation;
•
monitor compliance with any stock ownership guidelines; and
•
approve or make recommendations to our board of directors regarding the creation or revision of any clawback policy.

Our compensation committee will operate under a written charter, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part, that satisfies the applicable rules and regulations of the SEC and the listing standards of Nasdaq.

Nominating and Corporate Governance Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, the members of our nominating and corporate governance committee will be Robert Latta, Erik Levy, and Tim Johnson, with Mr. Levy serving as chairperson, each of whom meets the requirements for independence under the listing standards of Nasdaq. Following completion of this offering, our nominating and corporate governance committee will, among other things:

•
review and assess and make recommendations to our board of directors regarding desired qualifications, expertise and characteristics sought of board members;
•
identify, evaluate, select or make recommendations to our board of directors regarding nominees for election to our board of directors;
•
develop policies and procedures for considering stockholder nominees for election to our board of directors;
•
review our succession planning process for our chief executive officer and any other members of our executive management team;

•
review and make recommendations to our board of directors regarding the composition, organization and governance of our board of directors and its committees;
•
review and make recommendations to our board of directors regarding our corporate governance guidelines and corporate governance framework;
•
oversee director orientation for new directors and continuing education for our directors;
•
oversee the evaluation of the performance of our board of directors and its committees;
•
review and monitor compliance with our code of business conduct and ethics, and review conflicts of interest of our board members and officers other than related party transactions reviewed by our audit committee; and
•
administer policies and procedures for communications with the non-management members of our board of directors.

Our nominating and corporate governance committee will operate under a written charter, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part, that satisfies the applicable listing standards of Nasdaq.

Compensation Committee Interlocks and Insider Participation

Upon the effectiveness of the registration of which this prospectus forms a part, the members of our compensation committee will be Omer Granit, Robert Latta, and Erik Levy, none of whom is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Non-Employee Director Compensation

Directors who are also our employees receive no additional compensation for their service as directors. The compensation received by Mr. Holland as an employee is set forth in the section titled “Executive Compensation.” The following table sets forth information regarding the total compensation awarded to, earned by or paid to our non-employee directors for the year ended December 31, 2025 for their service on our board of directors.

Name	Fees Paid or Earned in Cash ($)	Option Awards ($)(1)	All Other Compensation ($)	Total ($)
Alistair Cray(2)	48,339	44,888	—	93,226
Omer Granit	48,339	44,888	—	93,226
Tim Johnson(3)	—	—	—	—
Robert Latta	48,339	44,888	—	93,226
Erik Levy(4)	58,006	44,888	—	102,894
Jamie Levy(2)	48,339	44,888	—	93,226

(1)
The amount in the “Option Awards” column reflects the aggregate grant-date fair value of the options granted during 2025 and calculated in accordance with Financial Accounting Standards Board (“FASB”), Accounting Standards Codification (“ASC”) Topic 718, rather than the amounts paid or realized by the non-employee director. The assumptions used to calculate the value of our option awards are the same as those provided in Note 16 to our audited consolidated financial statements included elsewhere in this prospectus with respect to the value of the options.
(2)
Mr. Cray and Mr. J. Levy resigned as directors of the Company effective August 4, 2026.

(3)
Mr. Johnson joined our board in June 2026.
(4)
Includes $9,667 for Mr. E. Levy’s service as the chairman of the audit and risk committee of Amaero Ltd.

The following table lists all outstanding equity awards held by non-employee directors as of December 31, 2025 (after giving effect to the Redomiciliation as if it had been completed on January 1, 2024):

Name	Number of Shares Underlying Outstanding Stock Awards	Number of Shares Underlying Outstanding Options(1)
Alistair Cray(2)	—	30,000
Omer Granit	—	55,000
Tim Johnson(3)	—	—
Robert Latta	—	55,000
Erik Levy	—	55,000
Jamie Levy(2)	—	42,500

(1)
Each equity award reflects an option to purchase CDIs, which each reflect a beneficial interest in 1/40th of a share of our common stock. The number of shares underlying outstanding options reflects the number of shares of common stock underlying the number of CDIs subject to each equity grant.
(2)
Mr. Cray and Mr. J. Levy resigned as directors of the Company effective August 4, 2026.
(3)
Mr. Johnson joined our board in June 2026.

Historically, we have not maintained a formal policy with respect to compensation payable to our non-employee directors for service as directors, though compensation to non-employee directors is reviewed annually by our board of directors.

In August 2026, the board of directors and our stockholders approved the following cash compensation for each of our non-employee directors:

•
$115,000 per year for service as a non-employee director;
•
$25,000 per year for service as chair of the audit committee; and
•
$20,000 per year for service as chair of the compensation committee.

In addition, the board of directors and our stockholders set the maximum aggregate annual cash fee pool from which our non-employee directors may be paid for their services as members of the Board to $600,000. These cash fees to our non-employee directors will be paid annually.

In August 2026, the board of directors also approved in each fiscal year during the three year period following stockholder approval, an annual grant of restricted stock units (“RSUs”) covering a number of shares equal to $115,000 divided by the volume weighted average market price of our common stock trading on Nasdaq over the five trading days immediately before the relevant date of grant. Each RSU will be scheduled to vest in full on the one-year anniversary of the grant date, subject to continued services through the applicable vesting date. Each RSU will be granted under the 2026 Plan (or its successor plan, as applicable) and form of award agreement under such plan.

Limitation of Liability and Indemnification of Officers and Directors

Our certificate of incorporation contains provisions that limit the liability of our directors and certain of our officers for monetary damages to the fullest extent permitted by the Delaware General Corporation Law (the “DGCL”). In addition, if the DGCL is amended to provide for further limitations on the personal liability of directors or officers of corporations, then the personal liability of our directors and officers will be further limited to the greatest extent permitted by the DGCL.

In addition, our bylaws provide that we will indemnify our directors and officers, and may indemnify our employees, agents and any other persons, to the fullest extent permitted by the DGCL. Our bylaws also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements require us to, among other things, indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also generally require us to advance all expenses reasonably and actually incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to our directors and officers pursuant to our indemnification obligations or otherwise as a matter of law. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors or officers, or is or was one of our directors or officers serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

EXECUTIVE COMPENSATION

Our named executive officers, consisting of our principal executive officer and the two most highly compensated executive officers (other than our principal executive officer), as of December 31, 2025, were:

•
Hank J. Holland, our Chief Executive Officer and current President (as of June 2026);
•
Brett Paduch, our Chief Financial Officer and current Secretary (as of June 2026); and
•
Eric Bono, our Chief Technology Officer and former President (prior to June 2026).

Summary Compensation Table for Fiscal 2025

The following table sets forth information regarding the compensation awarded to, earned by or paid to our named executive officers for the fiscal year ended December 31, 2025:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Hank J. Holland Director, Chairman, and Chief Executive Officer	2025	500,000	125,000	—	44,888	167,440	837,328
Eric Bono President and Chief Technology Officer	2025	500,000	125,000	—	44,888	75,912	745,800
Brett Paduch Chief Financial Officer	2025	191,667	—	—	1,177,101	—	1,368,768

(1)
The amount in the “Option Awards” column reflects the aggregate grant-date fair value of the options granted during 2025 and calculated in accordance with FASB, ASC Topic 718, rather than the amounts paid or realized by the non-employee director. The assumptions used to calculate the value of our option awards are the same as those provided in Note 16 to our audited consolidated financial statements included elsewhere in this prospectus with respect to the value of the options.
(2)
The reported amount of all other compensation consists of: (1) for Mr. Holland, $14,000 in connection with 401(k) company matching contributions, $67,561 in connection with relocation expenses, $27,245 in connection with the reimbursement of travel expenses, and $58,635 in connection with his service as a director and chairman of our board, and (2) for Mr. Bono, $27,049 in connection with 401(k) company matching contributions, and $48,863 in connection with his service as a director.

Outstanding Equity Awards at Fiscal 2025 Year-End

The following table sets forth information regarding outstanding equity awards held by our named executive officers as of December 31, 2025 (after giving effect to the Redomiciliation as if it had been completed on January 1, 2024):

Name	Grant Date	Number of shares underlying unexercised options (#) exercisable(1)		Number of shares underlying unexercised options (#) unexercisable(1)		Option exercise price ($)(2)	Option expiration date
Hank J. Holland Director, Chairman, and Chief Executive Officer	10/31/2023	12,500	(3)	—		6.95	10/31/2033
	10/31/2023	12,500	(4)	—		5.32	10/31/2033
	10/29/2024	15,000	(5)	—		9.75	11/8/2027
	11/25/2025	—		15,000	(6)	6.46	11/22/2028
Eric Bono President and Chief Technology Officer	10/31/2023	150,000		100,000	(7)	5.21	10/31/2033
	10/29/2024	15,000	(5)	—		9.75	11/8/2027
	11/25/2025	—		15,000	(6)	6.46	11/22/2028
Brett Paduch Chief Financial Officer	7/22/2025	11,750		47,000	(8)	13.45	7/22/2035
	11/25/2025	13,250		53,000	(9)	6.58	11/25/2035
	12/18/2025	11,010		44,040	(10)	7.28	12/18/2035

(1)
All of the outstanding equity awards were granted under and subject to the terms of the Plan. Each grant reflects an option to purchase CDIs, which each reflect a beneficial interest in 1/40th of a share of our common stock. The number of shares underlying unexercised options reflect the number of shares of common stock underlying the number of CDIs subject to each equity grant.
(2)
The option awards were granted with the equivalent of a per share exercise price equal to the fair market value of one share of our common stock on the date of grant, as determined in good faith by our board of directors based on third-party valuations of our common stock.
(3)
One hundred percent (100%) of the shares subject to the option vested on October 31, 2024.
(4)
One hundred percent (100%) of the shares subject to the option vested on October 31, 2023.
(5)
One hundred percent (100%) of the shares subject to the option vested on October 29, 2025.
(6)
One hundred percent (100%) of the shares subject to the option vest on November 18, 2026.
(7)
Twenty percent (20%) of the shares subject to the option vested on October 31, 2023, twenty percent (20%) of the shares subject to the option vested on the one-year anniversary of the date Mr. Bono’s employment began, and twenty percent (20%) of the shares subject to the option vest each year thereafter on the same date, subject to Mr. Bono’s continuing employment with the Company on each such vesting date.
(8)
Twenty percent (20%) of the shares subject to the option vested on July 22, 2025, twenty percent (20%) of the shares subject to the option vested on July 14, 2026, and twenty percent (20%) of the shares subject to the option vest each year thereafter on the same date, subject to Mr. Paduch’s continuing employment with the Company on each such vesting date.

(9)
Twenty percent (20%) of the shares subject to the option vested on November 25, 2025, and twenty percent (20%) of the shares subject to the option vest each year thereafter on the same date, subject to Mr. Paduch’s continuing employment with the Company on each such vesting date.
(10)
Twenty percent (20%) of the shares subject to the option vested on December 18, 2025, and twenty percent (20%) of the shares subject to the option vest each year thereafter on the same date, subject to Mr. Paduch’s continuing employment with the Company on each such vesting date.

Named Executive Officer Employment Arrangements

We have entered into employment agreements with Messrs. Holland, Paduch and Bono, providing for the terms set forth below.

Hank J. Holland

Mr. Holland entered into an amended and restated employment agreement with us in October 2026. The employment agreement has an initial four-year term, ending June 30, 2030, and provides that if Mr. Holland continues as an employee thereafter, it will be on an at-will basis. If Mr. Holland transitions from the role of Chief Executive Officer to the role of Executive Chairman during the term and on or following July 1, 2028, the terms of his employment agreement, including the compensation arrangements, will remain unchanged.

The employment agreement provides that Mr. Holland will receive an annual base salary of $750,000 with an annual housing allowance of $200,000. The agreement provides that Mr. Holland will be eligible to receive a short-term incentive cash performance bonus targeted at 100% of his annual base salary with the maximum payout capped at 200%. Our board of directors will establish annual performance criteria that include financial operating metrics and individual performance metrics. Each performance criterion is assessed independently and weighted; a minimum threshold of 75% of a criterion must be achieved before any bonus attributable to that criterion is earned, and the bonus is determined on a straight-line interpolated basis between the threshold and the maximum performance level, up to the 200% cap.

During the term of the employment agreement, the Company will establish and maintain a key-man life insurance of $10,000,000 on Mr. Holland’s life.

Additionally, the agreement provides that Mr. Holland will receive the following equity awards:

•
an award of RSUs of 30,000,000 CDIs with each CDI representing a beneficial interest in 1/40th of a share of our common stock as of July 1, 2026. This award will vest in equal annual installments over four years from the grant date. The RSUs are exchangeable for our common stock.
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an award of performance-based RSUs (“PSUs”) of 30,000,000 CDIs with each CDI representing a beneficial interest in 1/40th of a share of our common stock as of July 1, 2026, The PSUs are exchangeable for our common stock. The PSUs are earned based on the achievement of share price hurdles, measured as a 20-day volume-weighted average price of the CDIs. A total of 10,000,000 CDIs are earned if the 20-day VWAP equals or exceeds A$0.50; a further 10,000,000 CDIs are earned if the 20-day VWAP equals or exceeds A$0.75; and a further 10,000,000 CDIs are earned if the 20-day VWAP equals or exceeds A$1.00. Following the offering, the number of CDIs and share price hurdles will be proportionally adjusted for shares of our common stock and our common stock price. Each tranche that is earned is subject to vesting, with 50% vesting upon achievement of the applicable share price hurdle and 50% vesting on the later of the second anniversary of the grant date or the date of achievement, subject to Mr. Holland’s continued service. Any portion of the PSU eligible to vest after the date the employment agreement expires will continue to be eligible to vest for up to one year following the expiration date, as long as Mr. Holland continues to comply with his non-competition agreement he is entering into in connection with the execution of this employment agreement. Further upon a change in control of the Company, the PSU tranche(s) are eligible to vest if the change in control price equals or exceeds the applicable share price hurdle. In addition, if the change of control price is between share price hurdles, a pro-rated number of the next additional PSU tranche will vest upon the change in control of the Company determined based on linear interpolation.

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contingent upon the completion of this offering, and effective as of the effective date of the first S-8 registration statement filed after the date this offering is completed, an award of RSUs with a value of $1,500,000, calculated based on the per share public offering price in this offering, vesting annually over two years from the closing of this offering, with each such award subject to Mr. Holland’s continued employment through such date.

Subject to certain conditions, to the extent the Company’s stockholders are required to approve the equity awards under applicable law or the rules of any exchange on which our securities are listed, each award will be effective upon the earlier of (i) such approval by the stockholders, to the extent so required, or (ii) the first trading day following the date on which stockholder approval of the awards is not so required. In the event one or more of the equity awards are not granted within thirty (30) days of the effective date of the employment agreement, then, where applicable, the vesting of the award will be determined by reference to the effective date of the employment agreement instead of by reference to the grant date. In the event one or more of the equity awards are not granted prior to the second anniversary of the effective date of the employment agreement, the Company and Mr. Holland may mutually agree to adjust the cash compensation paid to Mr. Holland in lieu of granting such equity compensation.

Upon a change in control of the Company, all then-unvested time-based equity awards held by Mr. Holland will vest in full on a single-trigger basis, consistent with the ASX Listing Rules. We reserve the right to apply a “double trigger” arrangement during the term of the employment agreement in accordance with its terms.

Either party may terminate at any time without a minimum notice period. If the Company terminates Mr. Holland without cause or Mr. Holland resigns for good reason, Mr. Holland is entitled to accrued entitlements, full accelerated vesting of all then-outstanding and unvested time-based equity awards, subject to his execution of a release of claims.

In addition, if any of the payments or benefits provided for under the employment agreement or otherwise payable to Mr. Holland would constitute “parachute payments” within the meaning of Section 280G of the Code and could be subject to the related excise tax, Mr. Holland will receive either full payment of such payments and benefits or such lesser amount that would result in no portion of the payments and benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to him.

Brett Paduch

Mr. Paduch entered into an employment agreement with us dated June 27, 2025. The employment agreement does not have a specific term and provides that Mr. Paduch is an at-will employee. The employment agreement provides that Mr. Paduch will receive an annual base salary of $325,000, increasing to $350,000 on the first anniversary of his employment. The agreement provides that Mr. Paduch will be eligible to receive an option grant to purchase 2,350,000 company shares, scheduled to vest as to one-fifth of the shares on the grant date and an additional one-fifth of the shares each anniversary thereafter, subject to Mr. Paduch’s continued employment through each vesting date. In addition, the agreement provides that Mr. Paduch will be eligible to receive an annual option grant, subject to board approval, to purchase a number of Company shares having a grant-date value equal to 25% of his base salary and vesting in full on the third anniversary of the grant date, subject to Mr. Paduch’s continued employment through such date. Mr. Paduch’s employment agreement was amended to increase his annual base salary to $450,000, effective November 14, 2025.

Additionally, on October 7, 2026, the Board approved, in connection with and contingent upon the closing of this offering, effective as of the effective date of the first S-8 registration statement filed after the date this offering is completed, an award of RSUs with a value of $900,000, calculated based on the initial public offering share price, vesting 50% on the first anniversary of the closing of this offering and 50% on the second anniversary of the closing of this offering, in each case subject to Mr. Paduch’s continued employment through such date.

Eric Bono

Mr. Bono entered into an amended and restated employment agreement with us dated August 21, 2023. The employment agreement does not have a specific term and provides that Mr. Bono is an at-will employee. The employment agreement provides that Mr. Bono will receive an annual base salary of $500,000. The agreement provides that Mr. Bono will be eligible to receive the option to purchase 10,000,000 company shares, scheduled to vest as to one-fifth of the shares subject to the option on the grant date and an additional one-fifth of the shares each anniversary thereafter, subject to Mr. Bono’s continued employment through each such date. Mr. Bono is also entitled to receive a cash bonus equal to 12.5% of the amount of Gross Profit (as defined in Mr. Bono’s employment agreement) that we receive from HIP manufacturing of near net shape parts, so long as our Gross Profit exceeds 40%, subject to the limitations and qualifications set forth in Mr. Bono’s employment agreement. In the event of a change in control of the company, the option shall accelerate as to 50% of the unvested shares. Additionally, if Mr. Bono’s employment is terminated involuntarily without “cause”, as defined in his employment agreement, vesting of the option shall accelerate as to 50% of the unvested shares, subject to Mr. Bono’s execution of a release of claims agreement. In addition, the agreement provides that Mr. Bono will be eligible to receive an annual option grant, subject to board approval, to purchase a number of company shares having a grant-date value equal to 25% of his base salary and vesting in full on the third anniversary of the grant date, subject to Mr. Bono’s continued employment through such date.

Employee Benefit and Stock Plans

2026 Equity Incentive Plan

Our board of directors has adopted and our stockholders have approved our 2026 Equity Incentive Plan (the “2026 Plan”), which will become effective the day prior to the effective date of the registration of our securities under the Exchange Act. Our 2026 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, RSUs, stock appreciation rights, performance awards to our employees, directors, and consultants, and our parent and subsidiary corporations’ employees and consultants. Our Plan shall terminate immediately prior to effectiveness of the 2026 Plan with respect to the grant of future awards.

Authorized Shares

A total of 4,000,000 shares of our common stock are reserved for issuance pursuant to our 2026 Plan. In addition, the shares reserved for issuance under our 2026 Plan also includes a number of shares of common stock equal to the number of shares subject to stock options, RSUs or similar awards granted under our Plan that, on or after the effective date of the registration of our securities under the Exchange Act, expire or otherwise terminate without having been exercised in full, are tendered to or withheld by us for payment of an exercise price or for satisfying tax withholding obligations, or are forfeited to or repurchased by us due to failure to vest (provided that the maximum number of shares of common stock that may be added to our 2026 Plan pursuant to this sentence is 2,132,218 shares). The number of shares available for issuance under our 2026 Plan also includes an annual increase on the first day of each fiscal year beginning with fiscal 2027, equal to the least of:

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6,000,000 shares of common stock;
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5% of the outstanding shares of capital stock as of the last day of the immediately preceding fiscal year; or
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such other amount as our board of directors may determine.

If an award granted under the 2026 Plan expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program or, with respect to restricted stock, RSUs, or performance awards, is forfeited or repurchased due to failure to vest, then the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under the 2026 Plan. With respect to stock appreciation rights, only the net shares actually issued will cease to be available under the 2026 Plan and all remaining shares under stock appreciation rights will remain available for future grant or sale under the 2026 Plan. Shares that have actually been issued under the 2026 Plan under any award will not be returned to the 2026 Plan; provided, however, that if shares issued pursuant to awards of restricted stock, RSUs, or performance awards are repurchased or forfeited, such shares will become available for future grant under the 2026 Plan. Shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award will become available for future grant or sale under the 2026 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under the 2026 Plan.

Plan Administration

Our board of directors or one or more committees appointed by our board of directors will administer our 2026 Plan. The compensation committee is expected to administer our 2026 Plan. In addition, if we determine it is desirable to qualify transactions under our 2026 Plan as exempt under Rule 16b-3 of the Exchange Act, such transactions will be structured with the intent that they satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of our 2026 Plan (and while the Company is listed on the ASX, the ASX Listing Rules), the administrator has the power to administer our 2026 Plan and make all determinations deemed necessary or advisable for administering the 2026 Plan, including, but not limited to, the power to determine the fair market value of our common stock, select the service providers to whom awards may be granted, determine the number of shares covered by each award, approve forms of award agreements for use under the 2026 Plan, determine the terms and conditions of awards (including, but not limited to, the exercise price, the time or times at which the awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions, and any restriction or limitation regarding any award or the shares relating thereto), construe and interpret the terms of our 2026 Plan and awards granted under it, prescribe, amend, and rescind rules relating to our 2026 Plan, including creating sub-plans, and modify or amend each award, including, but not limited to, the discretionary authority to extend the post-termination exercisability period of awards (provided that no option or stock appreciation right will be extended past its original maximum term), and to allow a participant to defer the receipt of payment of cash or the delivery of shares that would otherwise be due to such participant under an award. The administrator also has the authority to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered or cancelled in exchange for awards of the same type which may have a higher or lower exercise price and/or different terms, awards of a different type, and/or cash, or by which the exercise price of an outstanding award is increased or reduced (and while the Company is listed on the ASX, subject to compliance with the ASX Listing Rules). The administrator’s decisions, interpretations, and other actions are final and binding on all participants.

Stock Options

Stock options may be granted under our 2026 Plan. The exercise price of options granted under our 2026 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an option may not exceed ten years. With respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares, or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director, or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the option will remain exercisable for twelve months. In all other cases, in the absence of a specified time in an award agreement, the option will remain exercisable for three months following the termination of service. An option may not be exercised later than the expiration of its term. Subject to the provisions of our 2026 Plan (and while the Company is listed on the ASX, the ASX Listing Rules), the administrator determines the other terms of options.

Stock Appreciation Rights

Stock appreciation rights may be granted under our 2026 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding ten years. After the termination of service of an employee, director, or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her stock appreciation rights agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the stock appreciation rights will remain exercisable for twelve months. In all other cases, in the absence of a specified time in an award agreement, the stock appreciation rights will remain exercisable for three months following the termination of service. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2026 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share of our common stock on the date of grant.

Restricted Stock

Restricted stock may be granted under our 2026 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director, or consultant and, subject to the provisions of our 2026 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units

RSUs may be granted under our 2026 Plan. RSUs are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. Subject to the provisions of our 2026 Plan, the administrator determines the terms and conditions of RSUs, including the vesting criteria and the form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned RSUs in the form of cash, in shares or in some combination thereof. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any vesting requirements will be deemed satisfied.

Performance Awards

Performance Awards may be granted under our 2026 Plan. Performance awards will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish performance objectives or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance awards to be paid out to participants. The administrator may set performance objectives based on the achievement of company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws, or any other basis determined by the administrator in its discretion. After the grant of a performance award, the administrator, in its sole discretion, may reduce or waive any performance criteria or other vesting provisions for such performance awards.

Non-Employee Directors

Our 2026 Plan provides that all non-employee directors will be eligible to receive all types of awards (except for incentive stock options) under our 2026 Plan. Prior to the completion of this offering, we intend to implement a formal policy pursuant to which our non-employee directors will be eligible to receive equity awards under our 2026 Plan. In order to provide a maximum limit on the awards that can be made to our non-employee directors, our 2026 Plan provides that in any given fiscal year, a non-employee director will not be paid cash retainers or granted awards having a grant-date fair value greater than $750,000, but this limit is increased to $1,000,000 in connection with his or her initially joining the board of directors (in each case, excluding awards granted to him or her as a consultant or employee). The grant-date fair values will be determined according to GAAP. The maximum limits do not reflect the intended size of any potential grants or a commitment to make grants to our non-employee directors under our 2026 Plan in the future.

Non-Transferability of Awards

Unless the administrator provides otherwise, our 2026 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime. If the administrator makes an award transferrable, such award will contain such additional terms and conditions as the administrator deems appropriate.

Certain Adjustments

In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2026 Plan, the administrator will adjust the number and class of shares that may be delivered under our 2026 Plan and/or the number, class, and price of shares covered by each outstanding award, and the numerical share limits set forth in our 2026 Plan.

Dissolution or Liquidation

In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control

Our 2026 Plan provides that in the event of our merger with or into another corporation or entity or a change in control (as defined in our 2026 Plan), each outstanding award will be treated as the administrator determines (subject to the provisions of the 2026 Plan and, while the Company is listed on the ASX, compliance with the ASX Listing Rules), including, without limitation, that (i) awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and prices; (ii) upon written notice to a participant, that the participant’s awards will terminate upon or immediately prior to the consummation of such merger or change in control; (iii) outstanding awards will vest and become exercisable, realizable, or payable, or restrictions applicable to an award will lapse, in whole or in part prior to or upon consummation of such merger or change in control, and, to the extent the administrator determines, terminate upon or immediately prior to the effectiveness of such merger or change in control; (iv) (A) the termination of an award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the administrator determines in good faith that no amount would have been attained upon the exercise of such award or realization of the participant’s rights, then such award may be terminated by us without payment), or (B) the replacement of such award with other rights or property selected by the administrator in its sole discretion; or (v) any combination of the foregoing. The administrator will not be obligated to treat all awards, all awards a participant holds, or all awards of the same type, similarly.

If a successor (or an affiliate thereof) does not assume, substitute for or continue an award (or portion thereof), then such award (or its applicable portion) will fully vest, all restrictions on such award (or its applicable portion) will lapse, all performance goals or other vesting criteria applicable to such award (or its applicable portion) will be deemed achieved at 100% of target levels and such award (or its applicable portion) will become fully exercisable, if applicable, for a specified period before the transaction, unless specifically provided otherwise under the applicable award agreement or other written agreement with the participant authorized by the administrator. In addition, unless specifically provided otherwise under the applicable award agreement or other written agreement with the participant authorized by the administrator, if an option or stock appreciation right (or a portion of such award) is not assumed, substituted or continued, the administrator will notify the participant that such option or stock appreciation right (or its applicable portion) will be exercisable for a period of time determined by the administrator in its sole discretion and the option or stock appreciation right (or its applicable portion) will terminate upon the expiration of such period.

Awards granted to our outside directors will vest fully and become immediately exercisable, all restrictions on his or her restricted stock and RSUs will lapse and all performance goals or other vesting requirements for his or her performance shares and units will be deemed achieved at 100% of target levels and all other terms and conditions met.

Clawback

Awards will be subject to any clawback policy that we are required to adopt pursuant to the listing standards of any national securities exchange or association on which our stock is listed or as otherwise required by applicable laws, and the administrator also may specify in an award agreement that the participant’s rights, payments, and/or benefits with respect to an award will be subject to reduction, cancellation, forfeiture, and/or recoupment upon the occurrence of certain specified events. Our board of directors may require a participant to forfeit, return, or reimburse us all or a portion of the award and/or shares issued under the award, any amounts paid under the award, and any payments or proceeds paid or provided upon disposition of the shares issued under the award in order to comply with such clawback policy or applicable laws.

Amendment and Termination

The administrator has the authority to amend, suspend or terminate our 2026 Plan provided such action does not impair the existing rights of any participant. Our 2026 Plan will continue in effect until terminated by the administrator. However, no incentive stock options may be granted after 10 years from the date the 2026 Plan is adopted by our Board and the evergreen feature of the 2026 Plan will terminate 10 years from the date the 2026 Plan is adopted by our Board.

Employee Incentive Plan

On October 18, 2019, the Amaero Ltd board of directors adopted and the Amaero Ltd stockholders approved our Employee Incentive Plan (the “Plan”). The Plan was assumed by Amaero Inc. on June 22, 2026 and shall be terminated in connection with effectiveness of our 2026 Plan. However, the Plan will continue to govern outstanding awards granted thereunder.

The Plan permitted awards of shares, performance rights and options with respect to our ordinary shares quoted on the ASX prior to the Redomiciliation. The Plan permitted the grant of incentive stock options to our employees or any employees of our parent or subsidiary corporations and for the grant of nonstatutory stock options and the award or sale of restricted shares of our common stock to our employees and any of our parent and subsidiary corporations. As of June 30, 2026, options covering 1,957,218 shares of our common stock were outstanding under the Plan.

Plan Administration

Our board of directors or any committee designated by our board of directors in accordance with the Plan administers our Plan. Our administrator has full authority and discretion to take any actions it deems necessary or advisable for the administration of the Plan, including but not limited to the authority and discretion to determine: (i) the purchase price and the exercise price of options or other awards, (ii) the term of an option, (iii) whether all or any installment of an option is to become exercisable, (iv) whether to provide for accelerated exercisability in the event of a liquidity event or other events, and (v) the payment method of the exercise price, including the acceptance of cash, cash equivalents, stock, past or future services, promissory notes, sale proceeds, and pledges. In addition, our administrator may modify, extend or renew outstanding options and accept the cancelation of outstanding options, whether or not granted under the Plan, in return for the grant of new options for the same or a different number of shares or exercise price. The foregoing notwithstanding, no modification of an option shall, without the consent of the optionee, materially impair the optionee’s rights or increase the optionee’s obligations under such option. The administrator’s decisions, interpretations, and any other actions are final and binding on all participants.

Options

Stock options may be granted under our Plan. Each option granted under our Plan shall be evidenced by a stock option agreement between the optionee and the Company. Each such option shall be subject to all applicable terms and conditions of the Plan and may be subject to additional terms and conditions imposed by the administrator as set forth in the applicable stock option agreement, provided that such terms and conditions are not inconsistent with the Plan.

Each stock option agreement shall specify the number of shares that are subject to the option, a per share exercise price for the option, the term of the option, the date when all or any installment of the option is to become exercisable, and whether the option is intended to be an incentive stock option or nonstatutory stock option. The administrator shall determine the per share exercise price of an option in its sole discretion, provided that no option shall have an exercise price per share of less than 100% of the fair market value of a share on the date of grant and that an incentive stock option issued to a stockholder who holds 10% or more of our common stock (a “10% stockholder”) shall not have a per share exercise price less than 110% of the fair market value of a share on the date of grant. The administrator shall determine the term of an option in its sole discretion, provided that the term of an option shall not exceed 10 years from the date of grant and that the term of an incentive stock option granted to a 10% stockholder shall not exceed 5 years from the date of grant.

Each option shall be exercisable in accordance with the applicable stock option agreement. The administrator may in its discretion provide for accelerated exercisability in the event of a change in control or other event. The administrator will determine the methods of payment of the exercise price of an option, which may include cash or cash equivalents, and, at the discretion of the administrator, other types of consideration permitted under the Plan.

Following the termination of an optionee’s service, such optionee shall have the right to exercise his or her option as set forth in the applicable stock option agreement. If the optionee’s service is terminated under circumstances that constitute a bad leaver, the stock option agreement may provide that the optionee’s right to exercise terminates immediately on the effective date of the optionee’s termination. However, in no event may an option be exercised later than the expiration of its term. Subject to the provisions of our Plan, the administrator determines the other terms of options.

Our Plan generally does not allow for the transfer of options other than by beneficiary designation, will, or the laws of descent and distribution. During the lifetime of an optionee, his or her options shall be exercisable only by such optionee or such optionee’s guardian or legal representative. However, in the administrator’s sole discretion, the holder of a nonstatutory stock option may transfer such option to a revocable trust, to one or more family members, or to a trust established for the benefit of such optionee and/or one or more family members to the extent permitted by applicable law.

Performance Rights

Performance Rights may be granted under the Plan. A performance right is a right to be issued a company share subject to the satisfaction of performance criteria determined by the administrator.

Certain Adjustments

In the event of certain changes in our capitalization, the administrator will adjust the number of shares available for future awards under our Plan, the number and exercise price of shares covered by each outstanding option, and/or the price of shares subject to the Company’s right of repurchase.

Change in Control

Our Plan provides that in the event of a reconstruction of the company or amalgamation with any other company or companies, which, if implemented, would result in a change in control of the company, subject to the agreement of merger, consolidation, or sale, Plan participants will be entitled to exercise all or any of their options and the board will determine in its discretion the number (if any) of performance rights that shall vest and provide that number of shares to the participant.

Amendment, Termination

Our administrator has the authority to amend, suspend, or terminate the Plan. An amendment will not be subject to Company stockholder approval unless it increases the number of shares available under the Plan or materially changes the class of persons eligible to be participants under the Plan. As noted above, our Plan has been terminated, and no further awards will be granted thereunder. All outstanding awards will continue to be governed by their existing terms.

Executive Incentive Compensation Plan

In August 2026, our board of directors adopted our Executive Incentive Compensation Plan (the “Incentive Compensation Plan”). Our Incentive Compensation Plan allow us to provide cash incentive awards to employees selected by our board of directors or the compensation committee (the “administrator”), including our named executive officers, based upon performance goals established by the administrator. Under the Incentive Compensation Plan, the administrator, in its sole discretion, will establish a target award for each participant and a bonus pool, with actual awards payable from such bonus pool, with respect to the applicable performance period.

Under our Incentive Compensation Plan, the administrator will determine the performance goals applicable to any award, which goals may include, without limitation, goals related to: attainment of research and development milestones; sales bookings; business divestitures and acquisitions; capital raising; cash flow; cash position; contract awards or backlog; corporate transactions; customer renewals; customer retention rates from an acquired company, subsidiary, business unit or division; earnings (which may include any calculation of earnings, including but not limited to earnings before interest and taxes, earnings before taxes, earnings before interest, taxes, depreciation and amortization and net taxes); earnings per share; expenses; financial milestones; gross margin; growth in stockholder value relative to the moving average of the S&P 500 Index or another index; internal rate of return; leadership development or succession planning; license or research collaboration arrangements; market share; net income; net profit; net sales; new product or business development; new product invention or innovation; number of customers; operating cash flow; operating expenses; operating income; operating margin; overhead or other expense reduction; patents; procurement; product defect measures; product release timelines; productivity; profit; regulatory milestones or regulatory-related goals; retained earnings; return on assets; return on capital; return on equity; return on investment; return on sales; revenue; revenue growth; sales results; sales growth; savings; stock price; time to market; total stockholder return; working capital; unadjusted or adjusted actual contract value; unadjusted or adjusted total contract value; and individual objectives such as peer reviews or other subjective or objective criteria. The performance goals may differ from participant to participant and from award to award.

The administrator may, in its sole discretion and at any time, increase, reduce or eliminate a participant’s actual award, and/or increase, reduce or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at, or above a participant’s target award, in the discretion of the administrator. The administrator may determine the amount of any increase, reduction or elimination on the basis of such factors as it deems relevant, and it is not required to establish any allocation or weighting with respect to the factors it considers.

Actual awards will be paid in cash (or its equivalent) in a single lump sum only after they are earned, which usually requires continued employment through the date the actual award is paid. The administrator reserves the right to settle an actual award with a grant of an equity award under our then-current equity compensation plan, which equity award may have such terms and conditions as the administrator determines, subject to applicable law and the rules of any exchange on which the Company’s securities are listed. Payment of awards occurs as soon as administratively practicable after they are earned, but no later than the dates set forth in our Incentive Compensation Plan.

Our board of directors and our compensation committee will have the authority to amend, alter, suspend or terminate our Incentive Compensation Plan, provided such action does not impair the existing rights of any participant with respect to any earned awards.

Compensation Recovery Policy

Prior to the closing of this offering, we expect to adopt an executive compensation clawback policy (the “Clawback Policy”), applicable to our current and future former executive officers in compliance with the requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act as implemented by SEC rules and regulations and Nasdaq listing standards. The Clawback Policy will provide for the non-discretionary recovery of excess incentive-based compensation from current and former executive officers in the event of an accounting restatement, whether or not the executive officer was at fault for the restatement. As will be described in more detail in the Clawback Policy, excess compensation generally is incentive-based compensation that exceeds the amount a covered executive otherwise would have received had the compensation been determined based on the restated amounts. Excess compensation generally will be covered by the Clawback Policy if received by an individual following the effective date of the policy and during the three completed fiscal years immediately prior to the date it is determined that an accounting restatement is required, such amounts were received after the individual became an executive officer and such individual was an executive officer at any time during the applicable performance period.

401(k) Plan

We maintain a 401(k) retirement savings plan for the benefit of our employees, including our named executive officers, who satisfy certain eligibility requirements. Under the 401(k) plan, eligible employees may elect to defer a portion of their compensation, within the limits prescribed by the Code, on a pre-tax or after-tax (Roth) basis, through contributions to the 401(k) plan. The 401(k) plan permits us to make certain matching contributions. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, pre-tax contributions to the 401(k) plan and earnings on those pre-tax contributions are not taxable to the employees until distributed from the 401(k) plan, and earnings on Roth contributions are not taxable when distributed from the 401(k) plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2023, and each currently proposed transaction, in which:

•
we have been or are to be a participant;
•
the amount involved will exceed the lesser of (i) $120,000 and (ii) 1% of the average of our total assets as of the end of the last two completed fiscal years; and
•
any of our directors, executive officers, or beneficial holders of more than 5% of any class of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

ASX Financings

In November 2023 and December 2023, we issued and sold the equivalent of an aggregate of 1,562,500 shares of our common stock, at a purchase price of approximately $4.22 per share for an aggregate purchase price of approximately $6.6 million. For each share issued, we issued an option to purchase the equivalent of one share of our common stock, at a common stock equivalent exercise price of $0.16. The following table summarizes purchases of equivalent common stock by related persons in this transaction:

Stockholder	Affiliated Director(s)	Equivalent Common Stock	Shares of Common Stock Subject to Option	Total Purchase Price
Pegasus Growth Capital Fund I, L.P.(1)	Hank J. Holland; Tim Johnson; Robert Latta	625,000	625,000	$2,673,074
Eric Bono	—	12,019	12,019	$51,405
June Seventy Sixers LLC	Omer Granit; Erik Levy(2)	60,096	60,096	$257,026
Entities affiliated with Alistair Cray	Alistair Cray(3)	10,938	10,938	$45,443

(1)
Holder of more than 5% of a class of our outstanding capital stock.
(2)
Mr. E. Levy has a passive, non-controlling interest in June Seventy Sixers LLC.
(3)
Mr. Cray resigned as director of the Company effective August 4, 2026.

In April 2024, we issued and sold the equivalent of an aggregate of 1,515,152 shares of our common stock, at a purchase price of approximately $8.61 per share for an aggregate purchase price of approximately $13.0 million. The following table summarizes purchases of our ordinary shares by related person in this transaction:

Stockholder	Affiliated Director(s)	Shares of Equivalent Common Stock	Total Purchase Price
FIL Investment Management (Hong Kong) Limited(1)	—	757,576	$6,511,650
Entities affiliated with Alistair Cray	Alistair Cray(2)	8,100	$69,623

(1)
Holder of more than 5% of a class of our outstanding capital stock.
(2)
Mr. Cray resigned as director of the Company effective August 4, 2026.

In September 2024 and November 2024, we issued and sold the equivalent of an aggregate of 1,785,714 shares of our common stock, at a purchase price of approximately $9.59 per share for an aggregate purchase price of approximately $17.1 million. The following table summarizes purchases of our ordinary shares by related persons in this transaction:

Stockholder	Affiliated Director(s)	Shares of Equivalent Common Stock	Total Purchase Price
FIL Investment Management (Hong Kong) Limited(1)	—	457,143	$4,299,933

(1)
Holder of more than 5% of a class of our outstanding capital stock.

In February 2025 and April 2025, we issued and sold the equivalent of an aggregate of 1,833,333 shares of our common stock, at a purchase price of approximately $7.47 per share for an aggregate purchase price of approximately $13.7 million. The following table summarizes purchases of our ordinary shares by related persons in this transaction:

Stockholder	Affiliated Director(s)	Shares of Equivalent Common Stock	Total Purchase Price
Pegasus Growth Capital Fund I, L.P.(1)	Hank J. Holland; Tim Johnson; Robert Latta	104,167	$784,796
Eric Bono	—	625	$4,709
June Seventy Sixers LLC	Omer Granit; Erik Levy(2)	6,250	$47,088
Entities affiliated with Alistair Cray	Alistair Cray(3)	11,875	$89,467
Jamie Levy(3)	—	2,083	$15,696
FIL Investment Management (Hong Kong) Limited(1)	—	120,508	$910,779

(1)
Holder of more than 5% of a class of our outstanding capital stock.
(2)
Mr. E. Levy has a passive, non-controlling interest in June Seventy Sixers LLC.
(3)
Mr. Cray and Mr. J. Levy resigned as directors of the Company effective August 4, 2026.

In July 2025, Pegasus Growth Capital Fund I, L.P. exercised options to purchase the equivalent of 466,837 shares of common stock using the cashless exercise mechanism, resulting in the issuance of the equivalent of 4,404 shares of common stock, with the remaining equivalent 462,432 shares subject to the option lapsing in consideration for the exercise.

In August 2025, Pegasus Growth Capital Fund I, L.P. exercised options to purchase the equivalent of 3,779,451 shares of common stock using the cashless exercise mechanism, resulting in the issuance of the equivalent of 2,293,320 shares of common stock, with the remaining equivalent 1,486,131 shares subject to the option lapsing in consideration for the exercise.

In August 2025, June Seventy Sixers LLC exercised options to purchase the equivalent of 210,051 shares of common stock using the cashless exercise mechanism, resulting in the issuance of the equivalent of 124,306 shares of common stock, with the remaining equivalent 85,745 shares subject to the option lapsing in consideration for the exercise.

In November 2025, entities affiliated with Alistair Cray exercised options to purchase the equivalent of 23,654 shares of common stock using the cash exercise mechanism.

Indemnification Agreements

We have entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and executive officers, in addition to the indemnification provided for in our certificate of incorporation and amended and bylaws. The indemnification agreements and our certificate of incorporation and bylaws that will be in effect upon the closing of this offering generally require us to indemnify our directors, executive officers and certain controlling persons to the fullest extent permitted by Delaware law. See the section of this prospectus titled “Management—Limitation of Liability and Indemnification of Officers and Directors” for additional information.

Consulting Agreement with Tim Johnson

We entered into a Consulting Agreement with Tim Johnson, dated March 16, 2026, under which Mr. Johnson agreed to provided general strategic and business advisory services to our board of directors (excluding any involvement in the preparation of our financial statements) during the pendency of his director application with the ASX. The agreement provided for a consulting fee of $4,120 per month, plus reimbursement of reasonable out-of-pocket expenses, which reflected an amount equivalent to the cash compensation that Mr. Johnson would have been received had he served as a non-employee director during the director application process. This fee was payable monthly in arrears. The agreement terminated on June 1, 2026, when Mr. Johnson was appointed as a non-executive director of the Company. We paid Mr. Johnson an aggregate of $12,360 under the agreement.

Registration Rights Agreement

We have entered into a registration rights agreement with Pegasus Growth Capital Fund I, L.P. in connection with this offering, which may require us to register the offer and sale of their shares, or to include their shares in any registration statement we file.

Policies and Procedures for Related Person Transactions

We intend to adopt a formal, written policy regarding related person transactions, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part. This written policy regarding related person transactions will provide that a related person transaction is a transaction, arrangement or relationship or any series of similar transactions, arrangements or relationships, in which we are a participant and in which a related person has, had or will have a direct or indirect material interest and in which the aggregate amount involved exceeds the lesser of $120,000 or 1% of the average of our total assets for the last two completed fiscal years. Our policy will also provide that a related person means any of our executive officers and directors (including director nominees), in each case at any time since the beginning of our last fiscal year, or holders of more than 5% of any class of our voting securities and any member of the immediate family of, or person sharing the household with, any of the foregoing persons. Our audit committee will have the primary responsibility for reviewing and approving or disapproving related person transactions (and while the Company is listed on the ASX, all related person transactions will be subject to compliance with the ASX Listing Rules). In addition to our policy, our audit committee charter that will be in effect upon the effectiveness of the registration statement of which this prospectus forms a part will provide that our audit committee shall review and approve or disapprove any related person transactions.

All related person transactions described in this section occurred prior to adoption of the formal, written policy described above, and therefore these transactions were not subject to the approval and review procedures set forth in the policy.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock (including shares of common stock underlying all of our issued and outstanding CDIs) as of August 27, 2026 by:

•
each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;
•
each of our named executive officers;
•
each of our directors as of the date of this prospectus; and
•
all of our executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated, the persons or entities identified in the table have sole voting power and sole investment power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Section 13(d) and 13(g) of the Exchange Act.

The percentage of beneficial ownership prior to the offering shown in the table is based upon 23,833,180 shares of common stock outstanding as of August 27, 2026. The percentage of beneficial ownership after the offering shown in the table is based on 27,716,676 shares of common stock outstanding after the closing of this offering, assuming no exercise of the underwriters’ option to purchase additional shares. The table below excludes any potential purchases in this offering by the beneficial owners identified below.

We have deemed shares of our common stock subject to stock options and warrants that are currently exercisable or exercisable within 60 days of August 27, 2026, to be outstanding and to be beneficially owned by the person holding the stock option or warrant for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address for each person or entity listed in the table is c/o Amaero Inc., 130 Innovation Drive SW, McDonald, Tennessee 37353.

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number of Shares	Percentage	Number of Shares	Percentage
Greater than 5% Stockholders:
Pegasus Growth Capital Fund I LP(1)	7,459,232	31.3%	7,459,232	26.9%
Affiliates of FIL Limited(2)	1,534,410	6.4%	1,534,410	5.5%
Named Executive Officers and Directors:
Hank J. Holland(3)	7,499,232	31.4%	7,499,232	27.0%
Eric Bono(4)	239,663	1.0%	239,663	*
Brett Paduch(5)	82,001	*	82,001	*
Omer Granit(6)	686,259	2.9%	686,259	2.5%
Tim Johnson	—	*	—	*
Robert Latta(7)	52,500	*	52,500	*
Erik Levy(8)	44,722	*	44,722	*
All directors and executive officers as a group (7 persons)(9)	8,604,377	35.5%	8,604,377	30.6%

* Represents beneficial ownership of less than 1%.

(1)
Consists of 7,459,232 shares of common stock underlying CDIs, which includes the purchase of CDIs representing 254,217 shares of common stock since June 30, 2026. Hank J. Holland is the Managing Member of Pegasus Growth Capital Fund I LP and holds sole voting and investment power over the above-referenced shares. Tim Johnson and Robert Latta each hold passive, non-controlling interests in Pegasus Growth Capital Fund I LP and are not deemed to have any beneficial ownership or reportable pecuniary interest in such shares.
(2)
Address is Pembroke Hall, 42 Crow Lane, Pembroke, HM 19, Bermuda. All information is based on the ASX Form 604 filed by FIL Limited and an equity report prepared for us by MUFG Corporate Markets IR Pty Ltd. as of July 31, 2026. Consists of 1,034,335 shares of common stock underlying CDIs held by Fidelity Fund SICAV - Pacific Fund, 286,916 shares of common stock underlying CDIs held by NEF Pacific Equity, and 213,159 shares of common stock underlying CDIs held by Helaba Invest KAG MBH.
(3)
Consists of 7,459,232 shares of common stock underlying CDIs held by Pegasus Growth Capital Fund I LP, which includes the purchase of CDIs representing 254,134 shares of common stock since June 30, 2026, and options to purchase CDIs exchangeable for 40,000 shares of common stock exercisable within 60 days of August 27, 2026. Hank J. Holland is the Managing Member of Pegasus Growth Capital Fund I LP and holds sole voting and investment power over the securities held by Pegasus Growth Capital Fund I LP.
(4)
Consists of 12,644 shares of common stock underlying CDIs, warrants to purchase CDIs exchangeable for 12,019 shares of common stock, and options to purchase CDIs exchangeable for 215,000 shares of common stock, each exerciseable within 60 days of August 27, 2026.
(5)
Consists of 30,363 shares of common stock underlying CDIs, which includes the purchase of CDIs representing 6,587 shares of common stock since June 30, 2026, and options to purchase CDIs exchangeable for 51,638 shares of common stock exercisable within 60 days of August 27, 2026.
(6)
Consists of 595,520 shares of common stock underlying CDIs held by June Seventy Sixers LLC, 50,730 shares of common stock underlying CDIs held by Granit Management LLC, and options to purchase CDIs exchangeable for 40,000 shares of common stock exercisable within 60 days of August 27, 2026. Omer Granit is the Managing Member of June Seventy Sixers LLC and the Director of Granit Management LLC and holds sole voting and investment power over the securities held by June Seventy Sixers LLC and Granit Management LLC.
(7)
Consists of 12,500 shares of common stock underlying CDIs, which includes the purchase of CDIs representing 5,000 shares of common stock since June 30, 2026, and options to purchase CDIs exchangeable for 40,000 shares of common stock exercisable within 60 days of August 27, 2026.
(8)
Consists of 4,722 share of common stock underlying CDIs, which includes the purchase of CDIs representing 3,750 shares of common stock since June 30, 2026, and options to purchase CDIs exchangeable for 40,000 shares of common stock exercisable within 60 days of August 27, 2026.
(9)
Consists of the following beneficially owned by our directors and executive officers: (i) 8,165,719 shares of common stock underlying CDIs, which includes the purchase of CDIs representing 269,471 shares of common stock since June 30, 2026, (ii) warrants to purchase CDIs exchangeable for 12,019 shares of common stock, and (iii) options to purchase CDIs exchangeable for 426,639 shares of common stock exercisable within 60 days of August 27, 2026.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes certain important terms of our capital stock, as they are expected to be in effect upon the closing of this offering. This description also summarizes certain provisions included in our certificate of incorporation and bylaws. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section titled “Description of Capital Stock,” you should refer to our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

Our authorized capital stock consists of 165,000,000 shares of capital stock, $0.00001 par value per share, consisting of 150,000,000 shares of common stock and 15,000,000 shares of preferred stock.

As of June 30, 2026, there were 23,833,180 shares of our common stock outstanding, all of which are held by CHESS Depositary Nominees Pty Limited (CDN), a wholly owned subsidiary of ASX Limited, and no shares of our preferred stock outstanding.

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy” for more information.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Voting Rights

Holders of our common stock are entitled to one vote for each share held as of the applicable record date on all matters submitted to a vote of stockholders.

Our stockholders do not have the ability to cumulate votes for the election of directors. As a result, the holders of a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors can elect all of the directors standing for election, if they should so choose. With respect to matters other than the election of directors, at any meeting of the stockholders at which a quorum is present or represented, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at such meeting and entitled to vote on the subject matter shall be the act of the stockholders, except as otherwise provided by law, our governing documents or the rules of the stock exchange on which our securities are listed. The holders of a majority of the voting power of the capital stock issued and outstanding and entitled to vote as of the applicable record date, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.

Our certificate of incorporation and bylaws provide for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three‑year terms. Only the directors in one class will be elected at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three‑year terms.

Liquidation Rights

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully Paid and Nonassessable

In connection with this offering, our legal counsel will opine that the shares of our common stock to be issued in this offering will be fully paid and non-assessable.

Preferred Stock

Our board of directors has the authority, subject to limitations prescribed by Delaware law, to issue shares of authorized but unissued preferred stock in one or more series, and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, in each case without further vote or action by our stockholders. These powers, rights, preferences and privileges could include dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price(s) and liquidation preferences, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in our control or other corporate action. As of the closing of this offering, no shares of preferred stock will be outstanding.

Options

As of June 30, 2026, we had outstanding options to purchase an aggregate of 2,132,218 shares of our common stock, with a weighted-average exercise price of $8.17 per share.

CHESS Depositary Interests

In connection with the Redomiciliation, the shareholders in Amaero Ltd received the equivalent of one CHESS Depositary Interest (“CDI”) for each share they owned in Amaero Ltd. Each CDI represents a beneficial interest in 1/40th of a share of our common stock. Accordingly, 40 of our CDIs can be converted at the holder’s option into one share of our common stock, and each share of common stock can be converted into 40 CDIs.

We delivered the shares of our common stock represented by the CDIs to the Depositary Nominee, a wholly owned subsidiary of the ASX. The Depositary Nominee is the registered holder of those shares of common stock held for the benefit of our CDI holders. Holders of our CDIs do not hold the legal title to the underlying shares of our common stock to which our CDIs relate, as the legal title will be held by the Depositary Nominee. However, the holders of the CDIs are the beneficial owners of, and are entitled to exchange their CDIs for, the underlying shares of our common stock held by the Depositary Nominee. Holders of our CDIs must contact our transfer agent for instructions on how to exchange their CDIs for shares of our common stock. In addition, holders of our CDIs are generally entitled to exercise the same voting and other rights as holders of our common stock, although they are required to exercise those rights indirectly through the Depositary Nominee unless they request the Depositary Nominee to grant them a proxy to vote directly or exchange their CDIs for the underlying shares of our common stock. Each holder of our CDIs will, however, have a beneficial interest in the underlying shares of our common stock, and each holder of our CDIs that elects to vote at a stockholder meeting will be entitled to one vote for every one CDI held by such holder.

In order to vote at a stockholder meeting, a holder of our CDIs may:

•
instruct the Depositary Nominee, as legal owner of the shares of our common stock underlying the holders CDIs, to vote the common stock represented by their CDIs in a particular manner. A voting instruction form will be sent to holders of our CDIs and must be completed and returned to the share registry for our CDIs prior to a record date fixed for the relevant stockholder meeting, which is notified to our CDI holders in the voting instructions included in a notice of meeting; and
•
inform us that they wish to appoint themselves or a third party as the Depositary Nominee’s proxy with respect to the shares of our common stock underlying the holder’s CDIs for the purposes of attending and voting at the stockholder meeting. The instruction form must be completed and returned to the share registry for our CDIs prior to the voting instruction receipt time fixed for the relevant stockholder meeting, which is notified to our CDI holders in the voting instructions included in a notice of meeting.

Nonetheless, holders of our CDIs have substantially the same economic, voting and other rights as holders of our common stock and our CDIs therefore should be considered as the functional equivalents of shares of our common stock. In addition, holders of shares of our common stock, including shares sold in this offering, are permitted to deliver those shares to the Depositary Nominee in exchange for our CDIs.

The purpose of our CDIs is to facilitate trading, settlement and clearance of interests in our shares of common stock in Australia by our stockholders. Because our common stock will not be listed on a securities exchange in Australia, Australian residents wishing to trade our common stock would be required to do so through Nasdaq in transactions settled in U.S. dollars, which may be inconvenient due to time zone and currency differences, among other factors. However, because the CDIs are listed on the ASX, our CDI holders are able to trade their CDIs on the ASX in transactions settled in Australian dollars.

Investors purchasing shares of our common stock in this offering will not be able to freely resell those shares, or our CDIs representing those shares, in Australia during the 12 months after the issue date of those shares in this offering and therefore will not be able to take advantage of any liquidity that may be available for our CDIs traded on the ASX during that period. Notwithstanding the foregoing, the Australian Securities and Investments Commission (“ASIC”) has granted the ASIC Corporations (Offers of CHESS Depositary Interests) Instrument 2025/180 (the “Instrument”), which permits the issue and on sale of our CDIs within the first 12 months of issue provided that the Company has lodged a cleansing notice on the ASX within applicable time limits after those CDIs are issued. Accordingly, if the Company is able to rely on the Instrument and has lodged a cleansing notice in respect to such CDIs, those CDIs that have been issued on conversion of the Company’s common stock, including common stock that is issued in this offering, may be freely tradable on the ASX. See “Risk Factors—Risks Related to Our Common Stock—Investors purchasing shares of our common stock in this offering will not be able to freely sell those shares, or CDIs representing those shares, in Australia during the 12 months after the issue date of those shares in this offering and therefore will not be able to take advantage of any liquidity that may be available for CDIs traded on the ASX during that period, unless an exception applies or the Company is able to rely on applicable legislative relief and lodges a cleansing notice in accordance with regulatory requirements under the ASX.”

Our CDIs are quoted on the ASX under the ticker symbol “3DA.”

Conversion of our CDIs to shares of our common stock

Holders of our CDIs may at any time convert their CDIs to a holding of shares of our common stock by instructing the share registry for our CDIs, either:

•
directly in the case of CDIs held on the issuer sponsored sub-register operated by the Company (in this case, holders of our CDIs will be provided with a CDI issuance request form to return to the share registry for our CDIs); or
•
through their “sponsoring participant” (usually their broker) in the case of CDIs which are held on the CHESS sub-register (in this case, the sponsoring broker will arrange for completion of the relevant form and its return to the share registry for our CDIs).

In both cases, once the share registry for our CDIs has been notified of the conversion request, it will arrange the transfer of the relevant number of shares of our common stock from the Depositary Nominee into the name of the CDI holder in book entry form or, if requested, deliver the relevant shares of our common stock to their Depository Trust Company participant in the U.S. Central Securities Depositary. Holding shares of our common stock will, however, prevent a person from selling their shares of our common stock on the ASX, as only our CDIs are currently traded on that market.

Conversion of our shares of common stock to our CDIs

Shares of our common stock may be converted into our CDIs and traded on the ASX. Holders of our shares of common stock may at any time convert those shares to our CDIs by contacting our transfer agent. The underlying shares of our common stock will be transferred to the Depositary Nominee, and CDIs (and a holding statement for the corresponding CDIs) will be issued to the relevant security holder. No trading in our CDIs may take place on the ASX until this conversion has taken place.

Warrants

As of June 30, 2026, we had outstanding warrants to purchase CDIs, which are convertible into an aggregate of 642,049 shares of our common stock in accordance with the terms of the CDIs (as described above under “—CHESS Depositary Interests”), as of June 30, 2026, with a weighted-average exercise price of $6.72 per share.

Registration Rights

Upon the completion of this offering, under our registration rights agreement with Pegasus Growth Capital (“Pegasus”), Pegasus will have the right to require us to register the offer and sale of their shares, or to include their shares in any registration statement we file, in each case as described below.

Demand Registration Rights

After the completion of this offering, Pegasus will be entitled to certain demand registration rights. At any time beginning 180 days after the effective date of the registration statement of which this prospectus forms a part, Pegasus can request that we file a registration statement on Form S‑1 to register the offer and sale of their shares. We are only obligated to effect one such registration. The request for registration must cover securities the anticipated aggregate public offering price of which, net of certain selling expenses, is at least $25.0 million. These demand registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. If we determine that it would be materially detrimental to us to effect such a demand registration, then we have the right to defer such registration, not more than once in any 12‑month period, for a period of not more than 120 days.

Form S‑3 Registration Rights

After the completion of this offering, Pegasus will be entitled to certain Form S‑3 registration rights. At any time beginning 180 days after the effective date of the registration statement of which this prospectus forms a part, Pegasus can request that we register the offer and sale of their shares of our common stock on a registration statement on Form S‑3 so long as the request covers securities the anticipated aggregate public offering price of which, net of certain selling expenses, is at least $25.0 million. We are obligated to effect up to three such registrations. These Form S‑3 registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. If we determine that it would be materially detrimental to us to effect such a registration, then we have the right to defer such registration, not more than once in any 12‑month period, for a period of not more than 120 days.

Piggyback Registration Rights

After the completion of this offering, Pegasus will be entitled to certain “piggyback” registration rights. If we propose to register the offer and sale of our common stock under the Securities Act, Pegasus can request that we include their shares in such registration, subject to certain marketing and other limitations, including the right of the underwriters to limit the number of shares included in any such registration statement under certain circumstances. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a registration relating to any employee benefit, incentive or similar plan, (2) a registration relating to a transaction covered by Rule 145 promulgated under the Securities Act, (3) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the registrable securities or (4) a registration in which the only stock being registered is common stock issuable upon conversion of debt securities also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

Expenses of Registration

We will pay the registration expenses (other than underwriting discounts, selling commissions and stock transfer taxes) of the holders of the shares to be offered and sold pursuant to the registrations described above, including the reasonable fees and disbursements of one counsel chosen by the holders of the shares included in such registrations.

Termination

The registration rights terminate upon the earliest of (1) a deemed liquidation event (as defined in our registration rights agreement) and (2) as to a given holder of registration rights, when such holder of registration rights can sell all of such holder’s registrable securities without limitation in a three‑month period pursuant to Rule 144 promulgated under the Securities Act.

Anti-Takeover Effects of Certain Provisions of Delaware Law, Our Certificate of Incorporation and Our Bylaws

Certain provisions of Delaware law, our certificate of incorporation and our bylaws, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We will be governed by the provisions of Section 203 of the DGCL. Subject to certain exceptions, Section 203 of the DGCL generally prohibits a publicly held Delaware corporation from engaging in a “business combination” (as described below) with any “interested stockholder” (defined generally as any person who, together with such person’s affiliates and associates, beneficially owns or has the right to acquire 15% or more of the outstanding voting stock of such corporation) for a period of three years after the time of the transaction in which the person became an interested stockholder of such corporation, unless:

•
the business combination or transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;
•
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (1) by persons who are directors and also officers and (2) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•
at or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 and 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•
mergers or consolidations involving the corporation, or any direct or indirect majority-owned subsidiary of the corporation, and the interested stockholder or any other entity if the merger or consolidation is caused by the interested stockholder;
•
any sale, lease, exchange, mortgage, pledge, transferor other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the corporation, involving the interested stockholder of 10% or more of the assets of the corporation or any direct or indirect majority-owned subsidiary of the corporation;
•
subject to exceptions, any transaction that results in the issuance or transfer by the corporation, or any direct or indirect majority-owned subsidiary of the corporation, of any stock of the corporation or such subsidiary to the interested stockholder;

•
subject to exceptions, any transaction involving the corporation, or any direct or indirect majority-owned subsidiary of the corporation, that has the effect of increasing the proportionate share of the stock of any class or series of the corporation or such subsidiary owned by the interested stockholder; or
•
the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or any direct or indirect majority-owned subsidiary.

These provisions may have the effect of delaying, deferring or preventing changes in control of our company.

Certificate of Incorporation and Bylaws Provisions

Provisions of our certificate of incorporation and bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management. Among other things, our certificate of incorporation and bylaws:

•
permit our board of directors to issue shares of preferred stock, with any powers, rights, preferences and privileges as they may designate;
•
provide that the authorized number of directors may be changed only by resolution of the board of directors;
•
provide that all vacancies and newly created directorships, may, except as otherwise required by law, our governing documents or resolution of our board of directors, and subject to the rights of holders of our preferred stock, only be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;
•
divide our board of directors into three classes, each of which stands for election once every three years;
•
for so long as our board of directors is classified, and subject to the rights of holders of our preferred stock, provide that a director may only be removed from the board of directors by the stockholders for cause;
•
require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;
•
provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also meet specific requirements as to the form and content of a stockholder’s notice;
•
not provide for cumulative voting rights (therefore allowing the holders of a plurality of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);
•
provide that special meetings of our stockholders may be called only by the board of directors, the chairperson of the board of directors, our chief executive officer or president; and
•
provide that stockholders will be permitted to amend certain provisions of our certificate of incorporation and our bylaws only upon receiving at least two‑thirds of the voting power of the then outstanding voting securities, voting together as a single class.

Exclusive Forum

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, stockholders, officers or other employees to us or our stockholders, (3) any action arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws or (4) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware), except for, as to each of (1) through (4) above, any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction. This provision would not apply to any action brought to enforce a duty or liability created by the Exchange Act and the rules and regulations thereunder. Our bylaws also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring or holding or owning (or continuing to hold or own) any interest in any of our securities shall be deemed to have notice of and consented to the foregoing bylaw provisions. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent and registrar’s address is 250 Royall Street, Canton, MA 02021.

Listing

We have applied to list our common stock on the Nasdaq Capital Market under the symbol “AMRO.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market in the U.S. for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of shares of our common stock (including CDIs representing our shares of common stock) in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices of our common stock prevailing from time to time. Sales of our common stock in the public market or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Upon the completion of this offering, based on the shares of our capital stock outstanding as of June 30, 2026, we will have 27,716,676 shares of our common stock outstanding. Of these outstanding shares, the 3,883,496 shares of our common stock sold in this offering and an additional 15,667,461 shares of our common stock will be freely tradable, except that any shares purchased or held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

As a result of the lock‑up agreements described below and subject to the provisions of Rule 144 or Rule 701, shares of our common stock will be available for sale in the public market as follows:

•
beginning on the date of this prospectus (i) all 3,883,496 shares of our common stock sold in this offering and (ii) an additional 15,667,461 shares of our common stock held by our existing stockholders directly or indirectly through CDIs will be immediately available for sale in the public market; and
•
beginning 181 days after the date of this prospectus, subject to the terms of the lock‑up agreements described below, all remaining shares will become eligible for sale in the public market, of which 8,165,719 shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.

Lock-up Agreements

We, our directors and officers and Pegasus Growth Capital Fund I LP, which collectively beneficially owned, directly or indirectly, an aggregate of 8,604,377 shares of our common stock, which reflected 35.5% of our outstanding shares of common stock as of August 27, 2026, have agreed, subject to certain exceptions, not to offer, sell or transfer any shares of our common stock or securities convertible into or exchangeable or exercisable for our common stock for 90 days (for us) or 180 days (for our directors, officers and Pegasus) after the date of this prospectus without first obtaining the written consent of Robert W. Baird & Co. Incorporated, as representative of the several underwriters of this offering. Robert W. Baird & Co. Incorporated may, in its sole discretion, release any of the securities subject to the lock-up agreements with the underwriters at any time. These agreements are described below under the section of this prospectus titled “Underwriting.”

After this offering, the stockholders subject to such lock-up restrictions may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our common stock on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements and market standoff provisions described above, within any three‑month period, a number of shares that does not exceed the greater of:

•
1% of the number of shares of our common stock then outstanding, which will equal approximately 277,166 shares immediately after this offering; and
•
the average weekly trading volume of our common stock during the four calendar weeks preceding the date of filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates or persons selling shares of our common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 a person who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the notice, manner of sale or public information requirements or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the effective date of this prospectus before selling such shares pursuant to Rule 701.

Redomiciliation Securities

Section 3(a)(10) of the Securities Act is an exemption from registration for offers and sales of securities in specified exchange transactions, subject to certain requirements, including obtaining approval from a court or authorized governmental entity that the exchange is fair to the security holders participating in the exchange. In connection with the Redomiciliation, the issuance of CDIs was effected pursuant to a share scheme of arrangement under Australian law and was approved by the shareholders of Amaero Ltd and the Federal Court of Australia following a court hearing as to the fairness of the share scheme of arrangement, to which our shareholders had a the right to appear, and at which the court was advised that we would rely on Section 3(a)(10) of the Securities Act for the issuance of the CDIs under the share scheme of arrangement. The shares of our Common Stock issued upon the exchange of CDIs (as described in the section above under “Description of Capital Stock–CHESS Depositary Interests”) will be exempt from registration under Section 3(a)(9) of the Securities Act, as an exchange where (i) the issuer of the shares will be the same as the issuer of the CDIs, (ii) the exchange will be made exclusively with an existing securityholder, (iii) no additional consideration from the securityholder will be needed for issuance of the shares underlying the CDIs, and (iv) no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange. Such shares will be freely tradeable, subject to the limitations applicable to affiliates under Rule 144.

Registration Rights

Pursuant to our registration rights agreement, upon the completion of this offering, Pegasus Growth Capital, or certain permitted transferees, will be entitled to certain rights with respect to the registration of the offer and sale of their shares of our common stock under the Securities Act. These registration rights are described under the section titled “Description of Capital Stock—Registration Rights.” Upon the effectiveness of a registration statement covering these shares, the shares would become freely tradable without restriction under the Securities Act, subject to the Rule 144 limitations applicable to affiliates, and a large number of shares may be sold into the public market.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act promptly after the completion of this offering to register shares of our common stock subject to options outstanding, as well as reserved for future issuance, under our equity compensation plans. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff provisions and lock‑up agreements. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON‑U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of material U.S. federal income tax considerations of the ownership and disposition of our common stock acquired in this offering by a “non-U.S. holder” (as defined below) but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder and administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed or be subject to differing interpretations, possibly retroactively, so as to result in U.S. federal income tax considerations different from those set forth below. We have not sought, and do not intend to seek, any ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address the tax considerations arising under the laws of any U.S. state or local or non-U.S. jurisdiction or under other U.S. federal tax laws, such as gift and estate tax rules, or the effect, if any, of the Medicare contribution tax on net investment income. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•
banks, insurance companies, regulated investment companies, real estate investment trusts or other financial institutions;
•
persons subject to the alternative minimum tax;
•
tax-exempt or governmental organizations;
•
pension plans and tax-qualified retirement plans;
•
controlled foreign corporations, foreign controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;
•
entities or arrangements treated as partnerships for U.S. federal income tax purposes or other pass-through entities (or owners of such entities or arrangements);
•
brokers or dealers in securities or currencies;
•
traders in securities that elect to use a mark-to-market method of tax accounting for their securities holdings;
•
persons who own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);
•
U.S. expatriates and certain former citizens or long-term residents of the United States;
•
persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction;
•
persons who hold or receive our common stock pursuant to the exercise of any option or otherwise as compensation;
•
persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment);
•
persons deemed to sell our common stock under the constructive sale provisions of the Code; or
•
persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an “applicable financial statement” as defined in Section 451(b) of the Code.

In addition, if a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) or other pass-through entities holds our common stock, the tax treatment of a partner or owner in the partnership or pass-through entity generally will depend on the status of the partner or owner and upon the activities of the partnership or pass-through entity. Partnerships or pass-through entities holding our common stock and the partners or owners in such partnerships or pass-through entities should consult their own tax advisors regarding the U.S. federal income tax considerations applicable to them.

This discussion is for general informational purposes only and does not constitute legal or tax advice. You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax considerations of the purchase, ownership and disposition of our common stock arising under the U.S. federal gift or estate tax rules or under the laws of any U.S. state or local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of our common stock that, for U.S. federal income tax purposes, is neither a partnership nor:

•
an individual who is a citizen or resident of the United States;
•
a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any state or political subdivision thereof, or otherwise treated as such for U.S. federal income tax purposes;
•
an estate whose income is subject to U.S. federal income tax regardless of its source; or
•
a trust (x) whose administration is subject to the primary supervision of a U.S. court and that has one or more United States persons (as defined in Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (y) that has made a valid election under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section titled “Dividend Policy,” we have never declared or paid cash dividends on our common stock, and we do not anticipate paying any such dividends on our common stock following the completion of this offering. However, if we do make cash distributions (or distributions of property other than our common stock) on our common stock, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will constitute a return of capital and will first reduce your adjusted tax basis in our common stock, but not below zero, and then will be treated as capital gain from the sale of stock as described below under “—Gain on Disposition of Common Stock.”

Subject to the discussions below regarding effectively connected income, backup withholding and the Foreign Account Tax Compliance Act (“FATCA”), any dividend paid to you generally will be subject to U.S. federal withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. In order to receive a reduced treaty rate, you must provide us or the applicable withholding agent with an IRS Form W-8BEN or W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. Under applicable Treasury Regulations, we may withhold up to 30% of the gross amount of the entire distribution even if the amount constituting a dividend, as described above, is less than the gross amount. You may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If you hold our common stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or the applicable withholding agent, either directly or through other intermediaries.

Dividends received by you that are treated as effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, that are attributable to a permanent establishment or fixed base maintained by you in the United States) are generally exempt from the 30% U.S. federal withholding tax, subject to the discussions below regarding backup withholding and FATCA withholding. In order to obtain this exemption, you must provide us or the applicable withholding agent with a properly executed IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to U.S. federal withholding tax, generally are taxed at the U.S. federal income tax rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. You should consult your tax advisor regarding the tax consequences of the ownership and disposition of our common stock, including the application of any applicable tax treaties that may provide for different rules.

Gain on Disposition of Common Stock

Subject to the discussions below regarding backup withholding and FATCA withholding, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•
the gain is effectively connected with your conduct of a U.S. trade or business (and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States);
•
you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or
•
our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our U.S. and worldwide real property interests plus our other assets used or held for use in a trade or business, there can be no assurance that we currently are not a USRPHC or will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, your common stock will be treated as U.S. real property interests only if you actually (directly or indirectly) and/or constructively hold more than five percent of our regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

Gain described in the first bullet above generally will be subject to U.S. federal income tax rates applicable to U.S. persons. A corporate non-U.S. holder also may be subject to the branch profits tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items. If you are an individual non-U.S. holder described in the second bullet above, you will be subject to U.S. federal income tax at 30% (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale or other disposition, which gain may be offset by U.S. source capital losses for the year, provided you have timely filed U.S. federal income tax returns with respect to such losses. You should consult your tax advisor regarding any applicable income tax or other treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS any distributions on our common stock paid to you, your name and address and the amount of tax withheld, if any, regardless of whether such distributions constitute dividends. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends on or of proceeds from the disposition of our common stock within the United States or conducted through certain U.S.-related brokers made to you may be subject to backup withholding at the applicable statutory rate unless you certify your non-U.S. status, for example, by properly certifying your non-U.S. status on a properly completed IRS Form W-8BEN or W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or the applicable withholding agent has actual knowledge, or reason to know, that you are a U.S. person. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Additional Withholding Requirements under the Foreign Account Tax Compliance Act

FATCA, including Sections 1471 through 1474 of the Code and the Treasury Regulations and other official IRS guidance issued thereunder, generally imposes a U.S. federal withholding tax of 30% on dividends on, and (subject to the proposed Treasury Regulations discussed in this section) the gross proceeds from a sale or other disposition of, our common stock, paid to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the accounts of such institution held by certain “specified United States persons” or “United States owned foreign entities” (each as specially defined under these rules) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on, and (subject to the proposed Treasury Regulations discussed in this section) the gross proceeds from a sale or other disposition of, our common stock paid to a “non-financial foreign entity” (as specially defined under these rules) unless such entity provides the withholding agent with a certification identifying the “substantial United States owners” (as specially defined under these rules) of the entity, certifies that it does not have any substantial United States owners, or otherwise establishes an exemption. However, proposed Treasury Regulations eliminate FATCA withholding on gross proceeds of the sale or other disposition of our common stock (but not on payments of dividends). They may be relied upon by taxpayers until final Treasury Regulations are issued or until such proposed Treasury Regulations are rescinded. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States may be subject to different rules. You should consult with your own tax advisors regarding the application of FATCA withholding to your investment in, and ownership and disposition of, our common stock.

The preceding discussion of material U.S. federal income tax considerations is for general information only. It is not tax advice to investors in their particular circumstances. You should consult your own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax considerations of purchasing, owning and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

Robert W. Baird & Co. Incorporated is acting as representative of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement, dated the date of this prospectus, we have agreed to sell to the underwriters, and each of the underwriters named below has, severally and not jointly, agreed to purchase from us the aggregate number of shares of common stock shown opposite their respective names below:

Name	Number of Shares
Robert W. Baird & Co. Incorporated
Lake Street Capital Markets, LLC
Total	3,883,496

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of our shares of common stock (other than those covered by the underwriters’ option to purchase additional shares of common stock described below) sold under the underwriting agreement. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering our shares of common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares of common stock, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $ per share of common stock. After this offering, the public offering price, concession or any other terms of this offering may be changed by the underwriters.

The following table shows the public offering price, underwriting commissions and discounts, and proceeds, before expenses, payable to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares of common stock.

The estimated expenses of this offering payable by us, exclusive of the underwriting commissions and discounts, are approximately $2.9 million. We will reimburse the underwriters for certain reasonable accountable out-of-pocket expenses, including those related to background checks, blue-sky laws and the review by the Financial Industry Regulatory Authority (“FINRA”) of the terms of sale of the shares of common stock offered hereby, up to an amount of $40,000.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$

Over-Allotment Option

We have granted an option to the underwriters to purchase up to an aggregate of 582,524 additional shares of common stock at the public offering price, less the underwriting commissions and discounts. The underwriters may exercise this option at any time or from time to time for 30 days from the date of this prospectus solely to cover any over-allotments.

Indemnification of Underwriters

We will indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities. We have also agreed to indemnify the underwriters for losses if the shares (other than those purchased pursuant to the underwriters’ option to purchase additional shares) are not delivered to the underwriters’ accounts on the initial settlement date.

No Sales of Similar Securities

Prior to the completion of this offering, we, our directors, executive officers, and Pegasus Growth Capital (each such person, a “lock-up party”) will enter into lock-up agreements with the representatives pursuant to which each of these persons or entities have agreed with the underwriters not to offer, sell, transfer or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for, exercisable for, or repayable with shares of common stock, for a period of 90 days (for us) or 180 days (for our directors, officers and Pegasus) after the date of this prospectus without first obtaining the written consent of the representatives. Specifically, we and these other persons will agree, with certain limited exceptions, not to directly or indirectly:

(1)
offer, pledge, sell or contract to sell any shares of common stock;
(2)
sell any option or contract to purchase any shares of common stock;
(3)
purchase any option or contract to sell any shares of common stock;
(4)
grant any option, right or warrant for the sale of any shares of common stock;
(5)
lend or otherwise dispose of or transfer any shares of common stock;
(6)
file or cause to be filed any registration statement related to the shares of common stock; or
(7)
enter into any swap hedging, collar or other agreement that can be reasonably expected to transfer, in whole or in part, the economic consequence of ownership of any shares of common stock whether any such swap hedging, collar or other agreement is to be settled by delivery of shares of common stock or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with shares of common stock. It also applies to shares of common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

The restrictions above do not apply, subject in certain cases to various restrictions:

(a)
to transfers that are of bona fide gifts, charitable contributions, or transfers for bona fide estate planning purposes;
(b)
to transfers upon death or by will, testamentary document or intestate succession;
(c)
to transfers (1) to an immediate family member or any trust for the direct or indirect benefit of the stockholder or immediate family member thereof or (2) not involving a change in beneficial ownership;

(d)
to transfers or distributions of shares of common stock or other securities by a stockholder that is a trust to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;
(e)
if a business entity, (1) to transfers or distributions to current or former partners, members, managers, beneficiaries, stockholders or holders of similar equity interests in the entity, or to the estates of any of the foregoing or (2) to transfers or distributions to another corporation, partnership, limited liability company, trust, or other business entity that is an affiliate of the entity, or to any investment fund or other entity controlled or managed by the entity or affiliates of the entity; or
(f)
to transfers by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement or other court order;
(g)
to (1) shares received upon the exercise, vesting, or settlement of options, restricted stock units, or other equity awards granted under an equity incentive plan or other equity award arrangement, or the exercise or conversion of warrants, convertible securities or other shares of convertible capital stock or (2) transfers of shares of common stock or other securities for the purposes of exercising or settling on a “net exercise” or “cashless” basis options, restricted stock units, or other rights to purchase shares of common stock under such plans or arrangements;
(h)
to transfers to us of shares of common stock or other securities in connection with the repurchase of such securities pursuant to arrangements under which we have the option to repurchase, or a right of first refusal on, such securities;
(i)
to transfers of shares of common stock or other securities in connection with a change in control after the initial public offering date that has been approved by the board of directors;
(j)
to establishing or facilitating the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock or other securities; or
(k)
with respect to Pegasus Growth Capital only, to transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of this initial public offering.

Robert W. Baird & Co. Incorporated may release any of the common stock and other securities subject to the lock-up agreements described above in whole or in part subject to the below considerations. When determining whether or not to release common stock from lock-up agreements, Robert W. Baird & Co. Incorporated will consider, among other factors, the stockholders’ reasons for requesting the release, the number of shares of common stock for which the release is being requested and market conditions at the time. However, Robert W. Baird & Co. Incorporated has informed us that, as of the date of this prospectus, there are no agreements between them and any party that would allow such party to transfer any common stock, nor do they have any intention at this time of releasing any of the common stock subject to the lock-up agreements, prior to the expiration of the lock-up period.

Listing

We have applied to list our common stock on the Nasdaq Capital Market under the symbol “AMRO.” To meet the requirements for listing on that exchange, the underwriters will undertake to sell a minimum number of shares of our common stock to a minimum number of beneficial owners as required by the Nasdaq Capital Market.

Determination of Offering Price

The initial public offering price will be determined through negotiations between us and the underwriters by reference to the last reported trading price of our CDIs on the ASX prior to the pricing date, subject to certain restrictions under the ASX Listing Rules. On October 5, 2026, the last reported sales price of the CDIs was A$0.185 per CDI (equivalent to approximately $0.13 per CDI or $5.15 per share of common stock, based on the exchange rate of A$1.4382 per $1.00, the noon buying rate in effect on October 2, 2026 as quoted by the Federal Reserve Bank of New York in the United States).

In addition to prevailing market conditions and the closing price of the CDIs on the last ASX trading date prior to the pricing date, the factors to be considered in determining the initial public offering price are:

•
the information set forth in this prospectus and otherwise available to the underwriters;
•
the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;
•
our financial information;
•
the history of, and the prospects for, our company and the industry in which we compete;
•
the ability of our management;
•
an assessment of our past and present operations, and the prospects for, and timing of, our future revenues;
•
the present state of our development;
•
the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours; and
•
other factors deemed relevant by the underwriters and us.

An active trading market for our common stock may not develop or, if developed, be maintained or be liquid. It is also possible that after this offering our common stock will not trade in the public market at or above the public offering price.

The underwriters do not expect to sell more than 5% of the common stock in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of our common stock is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize the price of the shares of common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with this offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares of our common stock than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares of common stock described above. The underwriters may close out any covered short position by either exercising their option or purchasing common stock in the open market. In determining the source of our common stock to close out the covered short position, the underwriters will consider, among other things, the price of our common stock available for purchase in the open market as compared to the price at which they may purchase our common stock through the option. “Naked” short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing our common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq Capital Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and other financing and banking services to us, for which they have in the past received, and may in the future receive, customary fees and reimbursement for their expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments, including bank loans, for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the common stock or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the common stock may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the common stock may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with ASIC in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the common stock may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investor” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the common stock without disclosure to investors under Chapter 6D of the Corporations Act.

The common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring common stock must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area, each a “Member State,” no ordinary shares have been offered or will be offered pursuant to this offering to the public in that Member State prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of ordinary shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

1.
to any legal entity which is a qualified investor as defined under the Prospectus Regulation;
2.
to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or
3.
in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of our shares shall result in a requirement for the Company or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any of our shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the representatives and the Company that it is a qualified investor within the meaning of Article 2 of the EU Prospectus Regulation.

In the case of any of our shares being offered to a financial intermediary as that term is used in Article 1(4) of the EU Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that our shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any of our shares to the public, other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the representatives of such fact in writing may, with the prior consent of the representatives, be permitted to acquire our shares in the offer.

For the purposes of this provision, the expression an “offer to the public” in relation to any of our shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any of our shares to be offered so as to enable an investor to decide to purchase or subscribe for any of our shares, and the expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in the United Kingdom

An offer to the public of any of our shares may not be made in the United Kingdom, except that an offer to the public in the United Kingdom of any of our shares may be made at any time under the following exemptions under the UK Prospectus Regulation:

1.
to any legal entity which is a “qualified investor” as defined under the UK Prospectus Regulation;
2.
to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
3.
in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (as amended, “FSMA”),

provided that no such offer of our shares shall result in a requirement for the Company or any Representative to publish a prospectus pursuant to section 85 of the FSMA or a supplemental prospectus pursuant to Article 23 of the UK Prospectus Regulation and each person who initially acquires any of our shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the representatives and the Company that it is a qualified investor within the meaning of Article 2 of the UK Prospectus Regulation.

In the case of any of our shares being offered to a financial intermediary as that term is used in Article 1(4) of the UK Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that our shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any of our shares to the public, other than their offer or resale in the United Kingdom to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

In addition, in the United Kingdom, this prospectus supplement and the accompanying prospectus are being distributed only to, and are directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined under Article 2 of the U.K. Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (“Order”), and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares of common stock in the United Kingdom within the meaning of the FSMA.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the representatives of such fact in writing may, with the prior consent of the representatives, be permitted to acquire our shares in the offer.

For the purposes of this provision, the expression an “offer to the public” in relation to any of our shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any of our shares to be offered so as to enable an investor to decide to purchase or subscribe for any of our shares.

This prospectus supplement is only being distributed to and is only directed at: (A) persons who are outside the United Kingdom; or (B) qualified investors who are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or (ii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). Our shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire our shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this Prospectus or any of its contents.

Notice to Prospective Investors in Switzerland

The ordinary shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ordinary shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the ordinary shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of ordinary shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of ordinary shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ordinary shares.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Notice to Prospective Investors in Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal, that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

Wilson Sonsini Goodrich & Rosati, Professional Corporation, Austin, Texas, which is acting as our counsel in connection with this offering, will pass upon the validity of the shares of our common stock being offered by this prospectus. Investment funds associated with Wilson Sonsini Goodrich & Rosati, Professional Corporation, hold CDIs convertible into 35,925 shares of our common stock and options to purchase CDIs convertible into 35,925 shares of our common stock, which together represent less than 1% of our outstanding shares of common stock. Paul Hastings LLP, Washington, D.C., is acting as counsel for the underwriters.

CHANGE IN ACCOUNTANTS

On January 29, 2026, we engaged BDO USA, P.C. as our primary independent registered public accounting firm, in addition to our existing accounting firm RSM Australia Partners, who previously served, and will continue to serve, as our primary independent accounting firm for reporting on ASX. We engaged BDO USA, P.C. to audit our consolidated financial statements as of December 31, 2025 and 2024 and for each of the two years in the period ended December 31, 2025. Our engagement of BDO USA, P.C. was primarily due to the Redomiciliation and our need to prepare financial statements in compliance with GAAP for this offering and not any disagreement as that term is used in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304, or a reportable event as that term is used in Item 304(a)(1)(v) and the related instructions to Item 304.

From January 1, 2024 through January 29, 2026, we did not consult with BDO USA, P.C. on matters involving the application of accounting principles to a specified transaction (completed or proposed), the type of audit opinion that might be rendered on the financial statements, or any other matter that was the subject of a disagreement or reportable event.

EXPERTS

The consolidated financial statements of Amaero Inc. (the “Company”) as of December 31, 2025 and 2024 and for the years then ended, included in this Prospectus and in the Registration Statement have been so included in reliance on the reports of BDO USA, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The report on the consolidated financial statements contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S‑1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus constitutes only a part of the registration statement. Some items are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or document referred to are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC also maintains an Internet website at www.sec.gov that contains reports, proxy and information statements and other information about issuers, like us, that file electronically with the SEC.

Immediately upon the effectiveness of the registration statement of which this prospectus forms a part, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. We also maintain a website at https://amaeroinc.com/. Upon the effectiveness of the registration statement of which this prospectus forms a part, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessed through, our website is not a part of, and is not incorporated by reference into, this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

AMAERO INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Amaero Inc.

McDonald, Tennessee

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Amaero Inc. (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the consolidated financial statements, the Company has suffered recurring losses from operations and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, P.C.

We have served as the Company’s auditor since 2026.

Atlanta, Georgia

July 10, 2026

AMAERO INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share numbers)

December 31,	2025	2024
Assets
Cash and cash equivalents	$31,852	$12,109
Accounts receivable, net	1,333	499
Inventories	5,884	1,323
Prepaid expenses	985	404
Other current assets	662	1,088
Total current assets	40,716	15,423
Property, plant, and equipment, net	35,433	17,460
Operating lease, right-of-use assets	10,097	10,294
Other non-current assets	1,268	507
Restricted cash	3,333	—
Total assets	$90,847	$43,684

Accounts payable	2,536	2,535
Accrued liabilities	1,588	414
Accrued interest	256	—
Contract liabilities	119	—
Operating lease liabilities, current	988	969
Total Current Liabilities	5,487	3,918
Long-term debt, net	14,936	—
Operating lease liabilities, non-current	9,715	9,688
Other non-current liabilities	1,043	1,198
Total liabilities	31,181	14,804
Stockholders’ equity:
Common stock, par value $0.00001; 150,000,000 shares authorized; 23,814,555 and 15,380,476 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively	—	—
Additional paid-in capital	122,388	73,326
Accumulated deficit	(62,048)	(43,670)
Accumulated other comprehensive loss	(674)	(776)
Total stockholders’ equity	59,666	28,880
Total liabilities and stockholders’ equity	$90,847	$43,684

See accompanying notes to these consolidated financial statements

AMAERO INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

Year ended December 31,	2025	2024
Revenue	$6,305	$1,317
Cost of revenue	11,468	4,160
Gross loss	(5,163)	(2,843)
Operating expenses:
Selling, general and administrative expenses	13,400	10,540
Research and development expenses	397	541
Total operating expenses	13,797	11,081
Loss from operations	(18,960)	(13,924)
Other income, net	151	159
Interest income	715	373
Interest expense	(454)	(2)
Total other income (expense), net	412	530
Loss from continuing operations before income taxes	(18,548)	(13,394)
Income tax benefit (expense)	—	—
Loss from continuing operations	(18,548)	(13,394)
Income from discontinued operations, net of tax	170	669
Net loss attributable to Amaero Inc. stockholders	$(18,378)	$(12,725)
Basic and diluted net loss per share - continuing operations	$(0.96)	$(0.98)
Basic and diluted net income per share - discontinued operations	$0.01	$0.05
Basic and diluted net loss per share	$(0.95)	$(0.93)
Weighted average shares outstanding - basic and diluted	19,296,038	13,610,166

See accompanying notes to these consolidated financial statements

AMAERO INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

Year ended December 31,	2025	2024
Net loss attributable to Amaero Inc. stockholders	$(18,378)	$(12,725)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments, net of tax of $ —	102	(214)
Comprehensive loss attributable to Amaero Inc. stockholders	$(18,276)	$(12,939)

See accompanying notes to these consolidated financial statements

AMAERO INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(in thousands, except for share data)

	Common stock		Additional paid-in	Accumulated	Accumulated other comprehensive	Total stockholders'
	Shares (a)	Amount (b)	capital	deficit	loss	equity
Balance at January 1, 2024	11,983,660	$—	$42,160	$(30,945)	$(562)	$10,653
Net (loss)	—	—	—	(12,725)	—	(12,725)
Other comprehensive income (loss), net of tax	—	—	—	—	(214)	(214)
Share-based compensation	—	—	2,366	—	—	2,366
Issuance of common stock	3,300,866	—	30,303	—	—	30,303
Issuance costs	—	—	(1,994)	—	—	(1,994)
Exercise of warrants	81,336	—	491	—	—	491
Vesting of restricted stock units	14,614	—	—	—	—	—
Balance at December 31, 2024	15,380,476	$—	$73,326	$(43,670)	$(776)	$28,880
Net (loss)	—	—	—	(18,378)	—	(18,378)
Other comprehensive income (loss), net of tax	—	—	—	—	102	102
Share-based compensation	—	—	2,449	—	—	2,449
Issuance of common stock	4,987,708	—	46,873	—	—	46,873
Issuance costs	—	—	(2,935)	—	—	(2,935)
Exercise of warrants	3,390,245	—	2,594	—	—	2,594
Exercise of stock options	53,846	—	81	—	—	81
Vesting of restricted stock units	2,280	—	—	—	—	—
Balance at December 31, 2025	23,814,555	$—	$122,388	$(62,048)	$(674)	$59,666

See accompanying notes to these consolidated financial statements

(a)
Share data has been retrospectively adjusted to reflect the Share Consolidation. See Note 2 — Principles of Consolidation and Basis of Presentation.
(b)
The Company’s common stock has a par value of $0.00001 per share. Because par-value amounts round to zero when presented in thousands, no corresponding amount is presented in the Common Stock (Amount) column. See Note 17 — Common Stock.

AMAERO INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

Year ended December 31,	2025	2024
Cash flows from operating activities:
Net loss attributable to Amaero Inc. stockholders	$(18,378)	$(12,725)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash items:
Depreciation	1,200	365
Share-based compensation expense	2,449	2,366
Non-cash portion of operating lease expense	224	249
Non-cash portion of interest expense	136	—
Impairment	—	(3)
Changes in assets & liabilities:
Accounts receivable, net	(834)	(425)
Inventories	(4,561)	(1,282)
Other current assets	(134)	(1,195)
Other non-current assets	(761)	(98)
Accounts payable	1,003	806
Accrued liabilities	1,183	126
Accrued interest	256	—
Contract liabilities	119	—
Operating lease liabilities	28	(197)
Other non-current liabilities	(291)	671
Net cash used in operating activities	(18,361)	(11,342)
Cash flows from investing activities:
Payments for property, plant, and equipment	(20,135)	(13,320)
Net cash used in investing activities	(20,135)	(13,320)
Cash flows from financing activities:
Proceeds from borrowings	15,036	—
Transaction costs for borrowings	(177)	(6)
Proceeds from issuance of common stock	46,873	30,086
Proceeds from exercise of warrants	2,594	491
Proceeds from exercise of employee stock options	81	—
Transaction costs from issuance of common stock	(2,935)	(1,777)
Net cash provided by financing activities	61,472	28,794
Net increase in cash, cash equivalents, and restricted cash	22,976	4,132
Effects of exchange rates changes on cash and cash equivalents	100	(27)
Cash, cash equivalents, and restricted cash at beginning of year	12,109	8,004
Cash, cash equivalents, and restricted cash at end of year	$35,185	$12,109

See accompanying notes to these consolidated financial statements

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets to the total of the same amounts shown in the consolidated statements of cash flows:

	2025	2024
Cash and cash equivalents	$31,852	$12,109
Restricted cash	3,333	—
Total cash, cash equivalents, and restricted cash	$35,185	$12,109

Supplemental disclosure of cash flow information:

	2025	2024
Cash paid for interest	$65	$—
Cash paid for income taxes	$—	$—

Supplemental disclosure of non-cash investing and financing activities:

	2025	2024
Property, plant, and equipment acquired but not yet paid	$224	$1,227
Transaction costs from issuance of common stock settled in equity	$—	$217

The consolidated statements of cash flows include cash flows from both continuing and discontinued operations. See Note 21 — Discontinued Operations for the operating, investing, and financing cash flows attributable to discontinued operations for each period presented.

Amaero Inc.

Notes to Consolidated Financial Statements

Note 1. Organization and Description of Business

Amaero Inc. (the “Company”) is a Delaware corporation. The Company operates two product lines: (i) the production and sale of high-purity, spherical refractory and titanium alloy powders for additive and advanced manufacturing applications, and (ii) the production and sale of large, near-net-shape powder metallurgy components manufactured through Powder Metallurgy Hot Isostatic Pressing (“PM-HIP”). The Company’s products serve customers in the defense, aerospace, and space sectors. The Company’s operations are conducted at its AS9100D-certified manufacturing facility located in McDonald, Tennessee, and all of the Company’s revenue is generated in the United States. The Company operates as a single reportable segment.

On June 22, 2026 (the “Implementation Date”), subsequent to the Company’s latest reported balance sheet date as of December 31, 2025, the Company became the ultimate parent of Amaero Ltd and its subsidiaries pursuant to two schemes of arrangement under the Australian Corporations Act 2001 that were dependent upon each other (collectively, the “Scheme”), replacing Amaero Ltd (formerly Amaero International Ltd) as the ultimate parent entity. The Scheme did not result in any change in the underlying operations, assets, liabilities, or ultimate economic ownership of the Amaero group. The Scheme is expected to support the Company’s ability to complete an initial public offering in the U.S. and to support the Company’s eligibility for U.S. classified defense contracts by aligning the Company’s corporate structure with U.S. Foreign Ownership, Control, and Influence requirements. See Note 2 — Principles of Consolidation and Basis of Presentation for the accounting treatment of the Scheme, Note 17 — Common Stock for information regarding the Share Consolidation effected through the Scheme, and Note 22 — Subsequent Events for additional information regarding the consummation of the redomiciliation and the related option modification analysis.

The Company’s principal operating subsidiary is Amaero Advanced Materials & Manufacturing, Inc., a Tennessee corporation.

Note 2. Principles of Consolidation and Basis of Presentation

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the rules and regulations of the U.S. Securities and Exchange Commission. All dollar amounts are presented in thousands of U.S. dollars, except share and per-share amounts, unless otherwise noted.

Principles of Consolidation

The consolidated financial statements include the accounts of Amaero Inc. and its wholly owned subsidiaries. All intercompany balances and transactions, including any unrealized gains and losses arising from intercompany transactions, have been eliminated in consolidation. The Company consolidates entities in which it has a controlling financial interest, which is generally determined through ownership of a majority of the voting interests of the entity. The Company does not have any variable interest entities or unconsolidated subsidiaries.

The Scheme, Redomiciliation, and Predecessor Accounting

As described in Note 1, on June 22, 2026 (the “Implementation Date”), the Company became the ultimate parent of Amaero Ltd by way of the Scheme, thereby effecting the redomiciliation of Amaero and its subsidiaries from Australia to the State of Delaware and replacing Amaero Ltd as the prior ultimate parent entity. The Scheme has been accounted for as a reorganization of entities under common control on a carryover basis in accordance with ASC 805-50. Because there was no change in the underlying operations, assets, liabilities, or ultimate economic ownership of Amaero, the historical consolidated financial statements presented herein reflect the operations of the predecessor consolidated group (Amaero Ltd and its subsidiaries) for all periods presented, all of which precede the Implementation Date. The Company’s first reporting period as the successor entity will commence on the Implementation Date.

Under the Scheme, each outstanding ordinary share of Amaero Ltd was exchanged for one CHESS Depositary Interest (“CDI”) of the Company, with each CDI representing a beneficial interest in 1/40th of a share of the Company’s common stock (the “Share Consolidation”). The Company’s CDIs are quoted on the Australian Securities Exchange under the ticker symbol “3DA.” In addition, each outstanding stock option to purchase an ordinary share of Amaero Ltd was exchanged for one stock option of the Company exercisable into CDIs on substantially the same terms as the original award. See Note 16 — Stock-Based Compensation and Note 22 — Subsequent Events for additional information. In accordance with SEC Staff Accounting Bulletin Topic 4.C, share and per-share information presented in these consolidated financial statements, including weighted-average shares outstanding and loss per share, has been retrospectively adjusted to reflect the capital structure of Amaero Inc., giving effect to the Share Consolidation, as if the Scheme had occurred at the beginning of the earliest period presented. See Note 17 — Common Stock for additional information regarding the Share Consolidation.

Change in Fiscal Year-End

In connection with the redomiciliation, the Company changed its fiscal year-end from June 30 to December 31, effective for the year ended December 31, 2025. The consolidated financial statements presented herein have been prepared on the basis of a December 31 fiscal year-end for all periods presented. The annual periods presented herein do not correspond to Amaero Ltd’s historical reporting periods, which were prepared on the basis of a June 30 fiscal year-end. Accordingly, the financial information presented in these consolidated financial statements is not directly comparable to Amaero Ltd’s previously issued annual financial statements.

Note 3. Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has historically incurred losses from operations and used cash in operating activities, and has made substantial capital investments to build and scale its production infrastructure. For the year ended December 31, 2025, the Company reported a net loss from continuing operations of $18.5 million, a gross loss of $5.2 million, and net cash used in operating activities of $18.4 million. The Company has an accumulated deficit of $62.4 million as of December 31, 2025. These conditions reflect the Company’s capital investment in production infrastructure during the early stage of commercialization, with production volumes during the periods presented below installed atomization capacity. As the Company continues to scale production toward its installed capacity, it expects to make further capital investments to support its planned growth.

As of December 31, 2025, the Company had cash and cash equivalents of $31.9 million, working capital excluding cash and cash equivalents of $3.1 million, and approximately $5.2 million of remaining capacity under its credit facility with the Export-Import Bank of the United States (“EXIM Bank”). In June 2026, the EXIM Bank Credit Agreement was amended to provide an additional $2.9 million of net cash proceeds, bringing total remaining availability under the facility to approximately $8.1 million.

In accordance with ASC 205-40, Presentation of Financial Statements — Going Concern, management has evaluated whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a period of one year from the date these financial statements are issued. Based on its evaluation of forecasted cash flows, current cash resources, and available financing — and excluding the receipt of any potential proceeds from the Company’s planned initial public offering or other future financing transactions that are not committed or probable, management has concluded that the Company’s existing cash and available financing would not be sufficient to fund its operations through the end of the one-year look-forward period. The principal conditions and events giving rise to this conclusion include the Company’s recurring net losses from operations, negative cash flows from operating activities, and the expectation that the Company’s cash position would become negative within the look-forward period absent additional financing. Accordingly, these conditions and events, considered in the aggregate, raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date these financial statements are issued. The projection that the Company’s cash position would become negative within the look-forward period reflects both continued operating losses during the early commercialization phase, the capital investment required to bring installed production capacity into full commercial operations, and the working capital investment required to support the Company’s projected revenue growth.

Management has evaluated whether its plans, considered in the aggregate, alleviate the substantial doubt. Management’s principal plan is to complete an initial public offering of the Company’s common stock in the United States, the registration statement on Form S-1 for which has been submitted to the Securities and Exchange Commission following the issuance of these financial statements.

Notwithstanding the foregoing, the completion of the planned initial public offering and the implementation of certain of the other plans described above are subject to factors that are not within the Company’s sole control, including market conditions, regulatory clearance, investor demand, and pricing. Under ASC 205-40, management’s plans alleviate substantial doubt only when it is probable that the plans will be effectively implemented within one year after the date the financial statements are issued and probable that the plans, when implemented, will mitigate the conditions or events giving rise to substantial doubt. Plans that depend on factors not within the entity’s control do not alleviate substantial doubt unless they are probable of being effectively implemented. Accordingly, management has concluded that its plans do not alleviate the substantial doubt about the Company’s ability to continue as a going concern, and substantial doubt about the Company’s ability to continue as a going concern exists as of the date these financial statements are issued.

The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

Note 4. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions inherent in the preparation of the consolidated financial statements include, but are not limited to: yield assumptions and the determination of conversion rates used in the absorption of production costs into inventory; net realizable value assessments for inventory; the estimated useful lives and recoverability of property, plant and equipment; the determination of the incremental borrowing rate used to measure operating lease right-of-use assets and lease liabilities; the credit-adjusted risk-free rate, expected settlement date, and expected future cash flows used to measure asset retirement obligations; the measurement of revenue recognized over time under the cost-to-cost input method for PM-HIP contracts, including estimates of total contract costs and the costs incurred to date; the fair value of stock-based compensation awards, including assumptions for expected volatility, expected term, risk-free interest rate, and expected dividend yield used in the Black-Scholes option pricing model; the determination of functional currency for the Company’s foreign subsidiaries; the realizability of deferred tax assets and the related valuation allowance; the assessment of indicators of impairment of long-lived assets; and the estimated expected lifetime credit losses on accounts receivable. Actual results could differ from those estimates, and such differences could be material.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit with financial institutions and money market funds with an original maturity of three months or less at the date of purchase. Money market funds are valued at the published net asset value per unit and are classified as Level 1 measurements within the fair value hierarchy. Cash and cash equivalents are held with major financial institutions and, at times, may exceed federally insured limits.

Restricted Cash

Restricted cash consists of cash balances that are contractually or legally restricted as to withdrawal or use. The Company presents restricted cash separately on the consolidated balance sheets and includes restricted cash with cash and cash equivalents when reconciling beginning and ending balances within the consolidated statements of cash flows, in accordance with ASC 230.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for credit losses representing its current estimate of expected lifetime credit losses on its accounts receivable in accordance with ASC 326, Financial Instruments — Credit Losses. The allowance is determined based on historical loss experience, current economic conditions, reasonable and supportable forecasts, customer-specific risk factors, and the aging of outstanding balances. Account balances are written off against the allowance when management determines that collection is not probable. Recoveries of receivables previously written off are recorded as a reduction of credit loss expense when received.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, and accounts receivable. The Company maintains its cash deposits with major financial institutions that management believes to be of high credit quality. The Company’s accounts receivable are primarily from U.S. defense, aerospace, and space-industry customers, including prime contractors and government-related entities. The Company performs ongoing credit evaluations of its customers and generally does not require collateral.

Inventories

Inventories are stated at the lower of cost or net realizable value, with cost determined using the first-in, first-out (FIFO) method. Inventories consist of the following categories:

•
Raw materials — metal alloy electrodes used as feedstock in the atomization process.
•
Work-in-process — atomized powder that has not yet been sieved and classified.
•
Finished goods — atomized powder that has been sieved and classified by particle size distribution.

Costs include direct material, direct labor, and applicable manufacturing overhead. The term net realizable value is defined as estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Powder produced through the atomization process that does not currently meet customer particle size specifications is not assigned inventory value, and the associated production costs are absorbed into the cost of saleable powder, consistent with the absorption of normal production losses under ASC 330.

The Company evaluates inventories on a quarterly basis to identify carrying values that exceed estimated net realizable value. The calculation of a resulting write-down, if any, is recognized as an expense in the period in which the need for the write-down is identified. It is the Company’s general policy to write down to scrap value any inventory identified as slow-moving or obsolete.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. The cost of property, plant and equipment includes the purchase price, freight, installation, and other costs directly attributable to bringing the asset to the location and condition necessary for its intended use. Maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the following estimated useful lives: machinery and equipment 12–20 years; laboratory equipment 3–10 years; and information technology and office equipment 3–7 years. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the lease term, including renewal periods that are reasonably certain to be exercised. Construction in progress is not depreciated until placed in service. The Company reviews estimated useful lives and depreciation methods at each reporting period, and changes in estimates are recognized prospectively. Upon retirement or disposal of property, plant and equipment, the cost and related accumulated depreciation are removed from the balance sheet, and any resulting gain or loss is recognized in the consolidated statements of operations.

Leases

The Company determines whether an arrangement contains a lease at contract inception. Operating lease right-of-use (ROU) assets and operating lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the expected lease term, discounted using the Company’s incremental borrowing rate. Operating lease expense is recognized on a straight-line basis over the expected lease term. The Company has no finance leases. The Company classifies a lease as a finance lease when it meets any of the criteria in ASC 842-10-25-2 and as an operating lease otherwise. The lease liability is initially measured at the present value of the remaining lease payments, and the ROU asset is measured at the amount of the lease liability, adjusted for any lease incentives received, prepaid or accrued lease payments, and initial direct costs incurred. Because the rate implicit in the lease is not readily determinable, the Company uses its incremental borrowing rate at the lease commencement date, determined with reference to the term and economic environment of the lease and the Company’s credit standing. The lease term includes renewal options when the Company is reasonably certain to exercise them; the Company concluded that the two five-year renewal options under its Tennessee facility lease are reasonably certain of exercise given the strategic importance of the facility to its operations. Lease liabilities are presented as current and non-current operating lease liabilities, and ROU assets are presented as operating lease right-of-use assets, on the consolidated balance sheets. Operating lease cost is presented within cost of revenue and selling, general and administrative expense in the consolidated statements of operations based on the use of the leased asset. The Company has elected the practical expedient not to separate lease and non-lease components and does not recognize ROU assets and lease liabilities for leases with an initial term of 12 months or less.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property, plant and equipment and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability is assessed by comparing the carrying amount of the asset or asset group to the future undiscounted cash flows expected to be generated by its use and eventual disposition. If the carrying amount exceeds the undiscounted cash flows, an impairment loss is recognized for the amount by which the carrying amount exceeds fair value. Fair value is determined using discounted cash flow analyses or other appropriate valuation techniques.

Asset Retirement Obligations

Asset retirement obligations (AROs) are recognized at fair value when incurred. The fair value is determined by discounting expected future cash flows using a credit-adjusted risk-free rate (CARFR). The corresponding asset retirement cost (ARC) is capitalized to the carrying amount of the related long-lived asset (or ROU asset) and amortized over the asset’s remaining useful life. The ARO liability is subsequently accreted to the estimated settlement amount using the effective interest method. Accretion expense is classified as cost of revenue in the consolidated statements of operations.

Government Grants

The Company receives government grants based on the achievement of capital investment and employment milestones at its Tennessee manufacturing facility. Grant amounts received are recorded as deferred grant income when received or when reasonable assurance exists that the conditions attached will be met, and are recognized as other income upon satisfaction of the milestones specified in each grant agreement.

Fair Value Measurements

The Company measures certain financial assets at fair value on a recurring basis. ASC 820, Fair Value Measurement, establishes a three-level hierarchy that prioritizes the inputs used to measure fair value:

•
Level 1 — Quoted prices in active markets for identical assets or liabilities.
•
Level 2 — Inputs other than Level 1 quoted prices that are directly or indirectly observable.

•
Level 3 — Unobservable inputs supported by little or no market activity that are significant to the fair value measurement.

The Company also discloses the fair value of financial instruments that are not measured at fair value on the consolidated balance sheets in accordance with ASC 825-10-50.

Debt

Debt is recorded at the principal amount outstanding, less any unamortized debt discount and unamortized debt issuance costs.

Debt issuance costs incurred in connection with the Company’s debt obligations are deferred and presented as a direct reduction of the carrying amount of the related debt liability on the consolidated balance sheets, in accordance with ASC 835-30-45-1A.

Debt discount, representing the difference between the face amount of the debt and the cash proceeds received at issuance, is recorded as a reduction of the carrying amount of the related debt liability on the consolidated balance sheets.

Debt discount and debt issuance costs are amortized to interest expense over the term of the related debt using the effective interest method.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. Revenue is recognized when control is transferred to customers in an amount that reflects the consideration the Company expects to receive.

The Company’s revenue is primarily generated from the sale of metal powders and the manufacture of near-net-shape components using PM-HIP processes.

Powder Products

Revenue from the sale of spherical refractory and titanium alloy powders is generally recognized at a point in time when control of the product transfers to the customer which generally occurs upon shipment.

Powder products are manufactured to specified technical parameters, such as density, particle size distribution, and oxygen content. However, these products are not uniquely customized for a specific customer and may be sold to multiple customers. Accordingly, the products have alternative use, and the Company does not have an enforceable right to payment prior to shipment.

PM-HIP Components

PM-HIP contract manufacturing revenue is recognized over time using the cost-to-cost input method. The highly customized near-net-shape components are designed to meet customer-specific technical specifications and have no alternative use to the Company, and the Company has an enforceable right to payment for performance completed to date in accordance with ASC 606-10-25-27(c).

Contract Assets and Contract Liabilities

Contract assets represent PM-HIP revenue recognized in excess of amounts billed to customers. Contract liabilities represent advance payments received from customers in advance of the Company satisfying its performance obligations.

Shipping and Handling

Shipping and handling activities that occur after the customer obtains control of the goods are treated as fulfillment activities rather than separate performance obligations. Shipping and handling costs are included in cost of revenue.

Warranties

The Company provides assurance-type warranties that its products will conform to agreed-upon specifications at the time of delivery. These warranties do not represent separate performance obligations.

Taxes Collected from Customers

Taxes assessed by governmental authorities that are both imposed on and concurrent with revenue-producing transactions and collected from customers, including sales and use taxes, are excluded from the transaction price and the measurement of revenue and are presented on a net basis. The Company has elected the practical expedient in ASC 606-10-32-2A to exclude all such taxes from the transaction price.

Research and Development

Research and development costs are expensed as incurred in accordance with ASC 730, Research and Development. Research and development costs consist primarily of personnel costs (including salaries, benefits, and stock-based compensation) for engineers, metallurgists, and technicians; materials and consumables, including metal powders and canister materials used in development trials; outside services, including third-party testing and contract research; and qualification and material characterization costs. These costs are associated with PM-HIP component capabilities, including proof-of-concept work performed in support of customer programs across multiple domains including defense, aerospace, and space.

Stock-based compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation — Stock Compensation. Stock-based compensation expense is measured at the grant-date fair value of the award and is recognized on a straight-line basis over the requisite service period of each separately vesting portion of the award, which is generally the vesting period of the award. Forfeitures are accounted for as they occur.

The Company grants stock options to employees, non-employee directors, and other non-employee service providers under its equity incentive plans. Stock options are subject to service-based vesting conditions and generally have a contractual term of up to 10 years.

The fair value of stock options is estimated on the grant date using the Black-Scholes option pricing model. The determination of the grant-date fair value requires the use of subjective assumptions, including the expected term of the option, expected volatility of the Company’s common stock, risk-free interest rate, and expected dividend yield.

Expected term — The expected term represents the period that stock options are expected to be outstanding and is estimated using the simplified method, which calculates the expected term as the midpoint between the vesting date and the contractual termination date of the award.

Expected volatility — Expected volatility is based on the historical volatility of the Company’s common stock (and, for periods prior to the Implementation Date (as defined in Note 22), the historical volatility of Amaero Ltd ordinary shares, the Company’s predecessor parent), measured over a look-back period that management believes is representative of expected future volatility over the expected term of the award.

Risk-free interest rate — The risk-free interest rate is based on term-matched government bond yields in effect at the time of grant for periods corresponding with the expected term of the option. For options granted prior to the Implementation Date, the risk-free interest rate was based on Australian Commonwealth Government Bond yields published by the Reserve Bank of Australia, reflecting the Australian dollar-denominated exercise prices of those grants. For options granted on or after the Implementation Date, the risk-free interest rate is based on U.S. Treasury constant maturity yields published by the Federal Reserve, reflecting the Company’s United States dollar functional currency following the redomiciliation.

Expected dividend yield — The Company has not historically paid dividends and does not expect to pay dividends in the foreseeable future. Accordingly, the expected dividend yield is assumed to be zero.

All share, per-share, and per-option amounts presented in these consolidated financial statements have been retrospectively adjusted to reflect the 40-to-1 Share Consolidation effected by the Scheme completed on June 22, 2026. See Note 22 — Subsequent Events for further information.

Warrants

The Company has issued warrants to purchase common stock in connection with capital raising transactions. The Company evaluates the terms of each warrant issuance to determine the appropriate classification as either equity or a liability in accordance with ASC 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging, including the indexation and equity classification guidance in ASC 815-40.

Warrants that meet the criteria for equity classification are recorded in additional paid-in capital at their fair value on the issuance date and are not subsequently remeasured. Warrants that do not meet the criteria for equity classification are recorded as liabilities at fair value on the issuance date and are subsequently remeasured to fair value at each reporting date, with changes in fair value recognized in the consolidated statements of operations.

The fair value of warrants is estimated using the Black-Scholes option pricing model or other valuation techniques appropriate to the specific terms of the warrant. Inputs to the valuation include the Company’s common stock price, the warrant exercise price, the remaining contractual term, expected volatility of the Company’s common stock, the risk-free interest rate, and expected dividend yield.

Income Taxes

The Company accounts for income taxes under the asset and liability method in accordance with ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company evaluates the realizability of its deferred tax assets at each reporting date and establishes a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized. In assessing the need for a valuation allowance, management considers all available positive and negative evidence, including historical operating results, projected future taxable income, the reversal of existing taxable temporary differences, and available tax planning strategies.

The Company recognizes the financial statement effect of an uncertain tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. Interest and penalties related to uncertain tax positions, if any, are recognized as a component of income tax expense.

Foreign Currency Translation

The reporting currency of the Company is the U.S. dollar. The functional currency of each subsidiary is the currency of the primary economic environment in which the subsidiary operates. The functional currency of the Company’s U.S. subsidiaries is the U.S. dollar; the functional currency of the Company’s Australian subsidiaries is the Australian dollar; and the functional currency of the Company’s United Arab Emirates subsidiary is the UAE dirham.

For subsidiaries whose functional currency is not the U.S. dollar, assets and liabilities are translated into U.S. dollars at the exchange rates in effect at the balance sheet date, and revenues and expenses are translated at the average exchange rates in effect during the reporting period. Translation adjustments arising from these translations are recorded as a component of accumulated other comprehensive loss within stockholders’ equity. Upon the substantial liquidation or sale of a foreign subsidiary, the related cumulative translation adjustment is reclassified from accumulated other comprehensive loss to the consolidated statements of operations.

Foreign currency transaction gains and losses, which arise from transactions denominated in currencies other than the functional currency of the entity in which they are recorded, are recognized in the consolidated statements of operations.

The effect of exchange rate changes on cash, cash equivalents, and restricted cash represents the difference between cash, cash equivalents, and restricted cash translated at opening-period exchange rates and translated at closing-period exchange rates, including the effect of exchange rate changes on cash flows denominated in foreign currencies during the period.

Earnings (Loss) Per Share

Basic loss per share is computed by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted loss per share is computed by giving effect to all potentially dilutive securities outstanding during the period, including stock options, warrants, and other convertible securities, using the treasury stock method or the if-converted method, as applicable. Potentially dilutive securities are excluded from the computation of diluted loss per share when their effect would be anti-dilutive. As the Company has reported net losses for all periods presented, basic and diluted loss per share are the same, as the inclusion of potentially dilutive securities would be anti-dilutive.

In connection with the Scheme, the historical share counts and per-share amounts presented herein have been retrospectively adjusted to reflect the capital structure of Amaero Inc. for all periods presented.

Segment Reporting

The Company operates as a single reportable segment. The Company’s Chief Executive Officer is the Chief Operating Decision Maker (“CODM”), who reviews financial information on a consolidated basis. The CODM does not receive, nor does the Company prepare, discrete financial information regarding gross profit, operating income or loss, or assets disaggregated by product line for purposes of making operating decisions. While the Company has two product lines, the Company manages and evaluates these activities on an enterprise-wide basis without allocating costs, assets, or capital between product lines. Accordingly, the Company has determined that it operates as a single operating segment.

Discontinued Operations

The Company evaluates whether disposal activities meet the criteria for presentation as discontinued operations in accordance with ASC 205-20, Presentation of Financial Statements — Discontinued Operations. A discontinued operation is a component of an entity or group of components that has been disposed of, or is classified as held for sale, and represents a strategic shift that has or will have a major effect on the Company’s operations and financial results.

The results of operations and cash flows of components classified as discontinued operations are presented separately from continuing operations for all periods presented. Components classified as held for sale are measured at the lower of carrying value or fair value less costs to sell. Upon the substantial liquidation of a foreign subsidiary classified as a discontinued operation, the related cumulative translation adjustment is reclassified from accumulated other comprehensive loss to the gain or loss on disposal recognized within discontinued operations.

During the year ended December 31, 2025, the Company classified Amaero Engineering Pty Ltd, its Australian predecessor operating subsidiary, as a discontinued operation. See Note 21 - Discontinued Operations for additional information.

Comprehensive Loss

Comprehensive loss consists of net loss and other comprehensive income (loss), which includes foreign currency translation adjustments. Comprehensive loss is reported in the consolidated statements of comprehensive loss.

Emerging Growth Company Status

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). The JOBS Act provides that an EGC may take advantage of an extended transition period for complying with new or revised accounting standards. This allows for a delay in the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to take advantage of the extended transition period afforded by the JOBS Act and, as a result, will not be required to comply with new or revised accounting standards on the dates on which adoption of such standards is required for other public companies that are not EGCs until those standards apply to private companies.

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaced the previous incurred-loss impairment model for trade receivables and other financial assets with an expected credit loss model that requires an entity to estimate expected credit losses over the contractual life of the asset. As an EGC that has elected the extended transition period, the Company adopted this guidance effective January 1, 2023, using the modified retrospective transition method. The adoption of ASU 2016-13 did not have a material impact on the Company’s consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. As an EGC that has elected the extended transition period, the Company adopted this guidance effective January 1, 2024. The Company applied the modified retrospective method of adoption. The adoption of ASU 2020-06 did not have a material impact on the Company’s consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segments Disclosures, which requires public entities to provide additional disclosures about significant segment expenses and other segment-related information. The Company operates as a single reportable segment, and the significant segment expenses regularly provided to the chief operating decision maker are the expense line items presented on the face of the consolidated statements of operations. The adoption of ASU 2023-07 did not have a material impact on the Company’s consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities to provide additional disaggregated information in the rate reconciliation and disclose income taxes paid by jurisdiction. As an EGC that elected the extended transition period, the guidance was effective for the Company for annual periods beginning January 1, 2026. The Company early adopted this guidance prospectively, effective January 1, 2025, and the adoption did not have a material impact on its consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40), which requires public entities to provide disaggregated disclosure of certain expense categories in the notes to the financial statements. As an EGC that has elected the extended transition period, the guidance is effective for the Company for annual periods beginning January 1, 2028. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements.

Note 5. Earnings Per Share

Basic earnings (loss) per share (“EPS”) is calculated by dividing net income (loss) attributable to common stockholders, as presented in the Company’s consolidated statements of operations, by the weighted-average number of common shares outstanding during the period.

The weighted-average number of common shares outstanding reflects the timing of common stock issuances during the period, including shares issued in connection with capital raises and equity compensation arrangements.

Diluted EPS is calculated by dividing net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding, adjusted to give effect to potentially dilutive securities. Potentially dilutive securities include stock options and warrants outstanding during the period, calculated using the treasury stock method.

For all periods presented in which the Company incurred a net loss, diluted EPS is equal to basic EPS because the inclusion of potentially dilutive securities would have been anti-dilutive.

The following table presents the computation of basic and diluted EPS (in thousands, except per share amounts):

Year ended December 31,	2025	2024
Net (loss) attributable to Amaero Inc. stockholders	$(18,378)	$(12,725)
Basic
Basic weighted average shares outstanding	19,296	13,610
Diluted
Diluted weighted average shares outstanding (1)	19,296	13,610
Basic (loss) per share	$(0.95)	$(0.93)
Diluted (loss) per share	$(0.95)	$(0.93)

(1)
Diluted weighted average shares outstanding exclude the impact of unexercised stock options and other potential common shares because inclusion would be anti-dilutive for each period presented.

The following table represents potential common shares that were excluded from the computation of diluted earnings/(loss) per share because their effect would have been anti-dilutive (shares in thousands).

Year ended December 31,	2025	2024
Stock options	1,693	1,280
Warrants	677	6,837
Restricted stock units	—	3
Total anti-dilutive potential common shares	2,370	8,120

The number of potentially dilutive securities excluded from diluted EPS represents stock options, warrants, and restricted stock units outstanding during at the end of each reporting period.

All share and per-share amounts presented have been retrospectively adjusted to reflect the Share Consolidation (as defined in Note 17 — Common Stock), pursuant to which each ordinary share of Amaero Ltd was converted into one-fortieth of one share of common stock of Amaero Inc.

Note 6. Revenue from Contracts with Customers

The Company’s accounting policies for revenue recognition, including the five-step model applied under ASC 606, the distinction between point-in-time and over-time recognition, and the Company’s elections of available practical expedients, are described below and in Note 4 — Summary of Significant Accounting Policies. The disclosures below are presented in accordance with the quantitative and qualitative disclosure requirements of ASC 606-10-50.

(a) Disaggregation of Revenue

The following table presents revenue disaggregated by major product line, geographic region, and timing of recognition for the years ended December 31, 2025 and 2024 (in thousands). All revenue is generated from the Company’s single reportable operating segment.

Year ended December 31,	2025	2024
Major Product line
Metal powders	$5,277	$678
PM-HIP components	$1,028	$639
Total revenues from contracts with customers	$6,305	$1,317
Geographic Region
United States	$6,305	$1,317
Timing of Revenue Recognition
Recognized at a point in time	$5,277	$678
Recognized over time	$1,028	$639
Total revenues from contracts with customers	$6,305	$1,317

All revenue is generated from customers located in the U.S., reflecting the Company’s current commercial focus on the U.S. defense, aerospace, and space markets. Metal powder sales are recognized at a point in time upon shipment; PM-HIP contract manufacturing revenue is recognized over time using the cost-to-cost method, as described in Note 2.

(b) Contract Balances

The following table presents the balances of contract-related assets and liabilities:

December 31,	2025	2024
Contract assets	$10	$—
Contract liabilities	119	—

Accounts receivable represents amounts billed and currently due from customers for goods shipped or services rendered. The Company’s right to consideration becomes unconditional upon shipment of powder products or upon incurrence of cost for PM-HIP contracts, at which point the receivable or contract asset is recognized. As of December 31, 2025, the Company had contract assets of $10 thousand and contract liabilities of $119 thousand, arising from differences between PM-HIP revenue recognized over time and contractual milestone billings. There were no contract assets or contract liabilities as of December 31, 2024.

(c) Remaining Performance Obligations

The Company’s revenue contracts are principally in the form of discrete purchase orders, each representing a single performance obligation to deliver a specified quantity of metal powder or a manufactured PM-HIP component, satisfied at shipment/delivery or over the manufacturing period, respectively.

The Company has elected the practical expedient under ASC 606-10-50-14 and does not disclose the aggregate transaction price allocated to unsatisfied (or partially unsatisfied) performance obligations as of the balance sheet date. This election applies because: (i) the original expected duration of each individual contract (purchase order) is one year or less; or (ii) the Company’s right to consideration corresponds directly to the value delivered to the customer for performance completed to date. Substantially all performance obligations outstanding at any balance sheet date are expected to be satisfied and revenue recognized within 12 months. Individual purchase orders issued under multi-year master supply, preferred supplier, or exclusive distribution framework agreements are each evaluated independently as separate contracts with expected durations of one year or less.

(d) Significant Judgments

The following judgments in applying the Company’s revenue recognition policies have the most significant effect on the amounts recognized in these financial statements:

Identification of Contract and Performance Obligations

The Company’s commercial arrangements include both standalone purchase orders and purchase orders issued under multi-year master supply, preferred supplier, and exclusive distribution agreements. Management evaluates whether each individual purchase order constitutes a separate contract or is part of a broader arrangement with a longer duration. In all periods presented, individual purchase orders are treated as the operative contract for revenue recognition, as each specifies the product, quantity, price, and delivery terms on a stand-alone basis, and the customer has no unconditional obligation to place future orders unless a specific minimum purchase commitment has been triggered. This judgment is significant and affects the assessment of contract duration, timing of revenue recognition, and the application of the practical expedient for remaining performance obligations.

Over-Time Recognition for PM-HIP — Criteria and Measure of Progress

The Company recognizes PM-HIP contract manufacturing revenue over time. The determination that over-time recognition is appropriate requires judgment as to whether the performance obligation meets one or more of the criteria under ASC 606-10-25-27. Management has concluded that PM-HIP contracts satisfy the over-time criteria because: (i) the components are manufactured to customer-proprietary specifications and have no alternative commercial use to the Company; and (ii) the Company has an enforceable right to payment for costs incurred plus a reasonable margin upon any customer-initiated termination. The cost-to-cost method is used to measure progress, and management’s estimates of total contract costs — which determine the percentage-of-completion and the revenue recognized in each period — require significant judgment and are subject to revision as work progresses. Changes in estimated contract costs are recognized in the period the change is determined.

Transfer of Control — Metal Powder Sales

For metal powder sales, the Company recognizes revenue at the point in time when control transfers to the customer. The determination of when control transfers requires judgment with respect to applicable shipping terms. The Company reviews the delivery terms of each purchase order to determine the appropriate point of recognition. For substantially all powder sales in the periods presented, control transfers upon shipment from the Company’s Tennessee facility.

Variable Consideration and Constraint

Certain supply agreements include pricing provisions that may vary based on raw material indices or agreed-upon escalators. The Company applies the most likely amount method to estimate such provisions and applies the variable consideration constraint to ensure that a significant reversal of cumulative revenue will not occur. Variable consideration was not material in either of the periods presented.

Major Customer Concentration

During the year ended December 31, 2025, two customers individually accounted for more than 10% of total revenue, comprising approximately 48% and 25% of revenue, respectively. During the year ended December 31, 2024 three customers accounted for approximately 37%, 32%, and 15% of revenue, respectively. The concentration of revenue among a limited number of customers reflects the Company’s early commercial stage and the qualification and program development cycles typical of the defense, aerospace, and space powder supply and advanced manufacturing markets.

Note 7. Income Taxes

The components of loss before income taxes from continuing operations were as follows (in thousands):

Year ended December 31,	2025	2024
United States	$(13,531)	$(9,277)
Foreign	(5,017)	(4,117)
	$(18,548)	$(13,394)

There is no income tax provision for the years ended December 31, 2025 and December 31, 2024.

A reconciliation of the statutory U.S. federal income tax rate to the Company’s effective tax rate for continued operations is as follows (in thousands):

Year ended December 31,	2025		2024
U.S. Federal Statutory Tax Rate	$(3,896)	21.0%	$(2,812)	21.0%
Current State and Local Income Taxes	—	0.0%	—	0.0%
Deferred State and Local Income Taxes	(326)	1.8%	(350)	2.6%
Foreign Tax Effects	—	0.0%	—	0.0%
Australia	(253)	1.3%	9	(0.1%)
UAE	—	0.0%	(259)	1.9%
Tax Credits	(40)	0.2%	(16)	0.1%
Nontaxable or Nondeductible	—	0.0%	—	0.0%
Changes in valuation allowances	4,576	(24.7%)	3,451	(25.8%)
Other	(61)	0.3%	(23)	0.2%
Effective Tax Rate	$—	0.0%	$—	0.0%

Deferred tax assets at December 31, 2025 and December 31, 2024 are related to the following (in thousands):

December 31,	2025	2024
Intangible Assets	$914	$988
Accrued Expenses	448	54
Lease Liability	2,661	2,665
Capitalized Expenses	660	761
Deferred Revenue	130	13
Research & Development	—	81
Unrealized Exchange Gain/Loss	76	75
Net Operating Loss	12,699	7,940
R&D Credits	56	16
Total gross deferred tax assets	$17,644	$12,593

Less valuation allowance	(14,360)	(9,783)
Total deferred tax assets	$3,284	$2,810

Fixed Assets	(774)	(235)
ROU Asset	(2,510)	(2,575)
Total gross deferred tax liabilities	$(3,284)	$(2,810)

Net deferred tax assets	$—	$—

In assessing the realizability of the net deferred tax assets, the Company considers all relevant positive and negative evidence to determine whether it is more likely than not that some portion of the deferred income tax will not be realized. The realization of the gross deferred tax assets is dependent on several factors, including the generation of sufficient taxable income prior to expiration of the net operation loss carryforwards. At December 31, 2025 and 2024 the Company has recorded a full valuation allowance against its net deferred tax assets of approximately $14.4 million and $9.8 million respectively. The change in the valuation allowance during the year ended 2025 was approximately $4.6 million.

At December 31, 2025, the Company had federal net operating loss (NOL) carryforwards of approximately $29.6 million for the US and $21.4 million for Australia. The federal net operating loss carryforwards generated in 2018 or later of $29.6 million will carry forward indefinitely for the US and $21.4 million for Australia will carry forward indefinitely. The Company has $22.5 million of state NOLs that will begin to expire in 2044. At December 31, 2025, the Company had federal research and development credit carryforwards of approximately $56,000. The federal credit carryforwards begin to expire in 2044. Sections 382 and 383 of the Internal Revenue Code of 1986 subject the future utilization of net operating losses and certain other tax attributes, such as research and experimental tax credits, to an annual limitation in the event of certain ownership changes, as defined. The Company may be subject to the net operating loss utilization provision of Section 382 of the Internal Revenue Code. The effect of an ownership change would be the imposition of an annual limitation of the use of NOL carryforwards attributable to periods before the change. The amount of the annual limitation depends upon the value of the Company immediately before the change, changes to the Company’s capital during a specified period prior to the change, and the federal published interest rate. Although the Company has not completed an analysis under Section 382 of the Code, it is likely that the utilization of the NOLs will be limited.

Entities are also required to evaluate, measure, recognize and disclose any uncertain income tax provisions taken on their income tax returns. The Company has analyzed its tax positions and has concluded that as of December 31, 2025 there were no uncertain positions. The Company’s U.S. federal and state net operating losses have occurred since its inception and as such, tax years subject to potential tax examination could apply from that date. This is because the utilization of net operating losses from prior years subjects the relevant year to audit by the IRS and/or state taxing authorities. Interest and penalties, if any, as they relate to income taxes assessed, are included in the income tax provision. The Company did not have any unrecognized tax benefits and has not accrued any interest or penalties for the 12 months ended December 31, 2025 and 2024.

On July 4, 2025, the One Big Beautiful Bill Act (“OBBBA”) was signed into law. The OBBBA includes significant provisions, such as the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act, modifications to the international tax framework and the restoration of favorable tax treatment for certain business provisions. The legislation has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. The OBBBA did not have a material impact on the Company’s consolidated financial statements for the year ended December 31, 2025.

Note 8. Accounts Receivable, net

As of December 31, 2025 and 2024, accounts receivable (gross) with customers were $1,367 and $531, respectively.

The following table summarizes the activity related to the Company’s allowance for credit losses during the years ended December 31, 2025 and 2024 (in thousands):

December 31,	2025	2024
Beginning balance	$(31)	$—
Provision for credit losses	(3)	(31)
Write-offs	—	—
Recoveries	—	—
Ending balance	$(34)	$(31)

Note 9. Inventories

Inventories at December 31, 2025 and 2024 were as follows (in thousands):

December 31,	2025	2024
Raw materials	$2,227	$1,323
Work-in-process	277	—
Finished goods	3,380	—
Total inventories	$5,884	$1,323

Note 10. Property, Plant and Equipment Net

Property, plant and equipment at December 31 consisted of the following (in thousands):

	2025	2024
Machinery & equipment	$12,260	$4,723
Leasehold improvements	19,021	8,625
Construction in progress	5,588	4,367
Property, plant and equipment, gross	36,869	17,715
Less accumulated depreciation	(1,436)	(255)
Property, plant, and equipment, net	$35,433	$17,460

Depreciation expense was $1.2 million and $0.4 million for the years ended December 31 2025 and 2024, respectively.

Note 11. Leases

The Company has a single operating lease for its manufacturing and corporate headquarters facility in McDonald, Tennessee. The lease has an initial term of 15 years, commenced on July 12, 2023, and includes two optional renewal periods of five years each that management is reasonably certain to exercise. The total expected lease term is 25.5 years, with the lease expected to end on December 31, 2048. The discount rate used to calculate the present value of lease payments was the Company’s incremental borrowing rate of 9.59% at the lease commencement date. The Company has no variable lease costs or sublease income for the periods presented.

The components of operating lease cost and supplemental cash flow information for the years ended December 31, 2025 and 2024 were as follows (in thousands, except lease term and discount rate):

Year ended December 31,	2025	2024
Operating lease cost	$1,193	$1,193
Cash paid for amounts included in the measurement of lease liabilities	$969	$950
Remaining lease term (years)	23.0	24.0
Discount rate	9.59%	9.59%

Operating lease right-of-use assets and operating lease liabilities at December 31, 2025 and 2024 consisted of the following (in thousands):

December 31,	2025	2024
Operating lease, right-of-use assets	10,097	10,294
Operating lease liabilities, current	988	969
Operating lease liabilities, non-current	9,715	9,688
Total operating lease liabilities	$10,703	$10,657

The future minimum lease payments under the operating lease at December 31, 2025 were as follows (in thousands):

Year ending December 31,	Operating leases
2026	$988
2027	1,008
2028	1,028
2029	1,049
2030	1,070
Thereafter	23,366
Total undiscounted operating lease payments	28,509
Less: imputed interest	(17,806)
Present value of operating lease liabilities	$10,703

Note 12. Asset Retirement Obligation

The Company has a legal obligation under its Tennessee Lease to remove Company-installed production equipment (including atomizers, post-processing equipment, and related production infrastructure) and restore the premises at the end of the lease term (December 31, 2048). The Company recognizes this obligation as an asset retirement obligation under ASC 410-20.

The ARO is discounted to present value using a credit-adjusted risk-free rate of 5.58%. Accretion expense was less than $0.1 million for the years ended December 31, 2025 and 2024, classified within cost of revenue in the consolidated statements of operations. No revisions to estimated cash flows were recognized during 2025 or 2024.

The following table presents a roll-forward of the ARO for the years ended December 31, 2025 and 2024:

	2025	2024
Balance, beginning of year	$526	$—
Initial recognition (January 1, 2024)	—	497
Accretion expense	30	29
Balance, end of year	$556	$526

Note 13. Liabilities, Commitments and Contingencies

Material cash commitments as of December 31, 2025 consist of (i) principal payments under our EXIM Bank Credit Agreement (as defined in Note 14 — Indebtedness), (ii) operating lease payments under our Tennessee manufacturing and corporate headquarters lease, (iii) contractual payments under executed capital equipment purchase contracts, and (iv) inventory purchase commitments entered into in the ordinary course of business, and (v) minimum take-or-pay payments under our argon recovery services agreement. For additional information regarding our EXIM Bank Credit Agreement, see “Indebtedness” above and Note 14 — Indebtedness. For additional information regarding our Tennessee lease, see Note 11 — Leases.

Our inventory purchase commitments at December 31, 2025 totaled $2.2 million, consisting of noncancelable purchase orders for electrode feedstock, the principal raw material consumed in our metal powder atomization process, entered into in the ordinary course of business, all of which are due within one year.

Our contracted capital equipment purchase commitments at December 31, 2025 totaled $10.0 million, consisting primarily of (i) remaining milestone payments of $1.0 million for EIGA (electrode induction gas atomization) #3; (ii) milestone payments of $4.2 million for EIGA #4, with commissioning scheduled for June 2027; (iii) milestone payments of $3.0 million for an argon gas recycling system, with commissioning expected in the first quarter of 2027; and (iv) various other contracted commitments for processing equipment, leasehold improvements, and ancillary plant equipment.

In connection with the argon gas recycling system, we entered into a long-term argon recovery services agreement under which, following final acceptance and commissioning of the system (expected in the first quarter of 2027), we are obligated to pay monthly recovery service fees over a noncancelable initial term of 15 years. The monthly fee is equal to the greater of a usage-based charge, based on the volume of argon recovered, or a minimum take-or-pay amount of $24,500 per month, in each case subject to a 1.0% annual escalation. Our aggregate minimum take-or-pay commitment under this agreement is approximately $4.7 million over the initial term. Because amounts payable in excess of the minimum depend on future recovered gas volumes, only the minimum take-or-pay amount is reflected in the table below.

The following table summarizes open purchase and service commitments as of December 31, 2025 (in thousands):

Year Ending December 31,	Inventory Purchase Commitments	Capital Commitments	Argon Recovery Services Minimum	Total
2026	$2,168	$8,235	$-	$10,403
2027	-	1,777	196	1,973
2028	-	-	296	296
2029	-	-	299	299
2030	-	-	302	302
Thereafter	-	-	3,639	3,639
Total	$2,168	$10,012	$4,732	$16,912

Deferred Grant Income

The Company has received government economic development grants related to its Tennessee manufacturing facility, with proceeds conditioned on the achievement of capital investment and employment milestones at the facility. Grant amounts received are recorded as deferred grant income within Other non-current liabilities on the consolidated balance sheets and recognized as other income upon satisfaction of the milestones specified in each grant agreement. Deferred grant income balances at December 31, 2025 and 2024 were $0.5 million and $0.7 million, respectively.

Note 14. Indebtedness

In February 2025, the Company’s wholly owned subsidiary, Amaero Advanced Materials & Manufacturing, Inc. (the “Borrower”), entered into a credit agreement (the “EXIM Bank Credit Agreement”) with EXIM Bank providing for a senior secured equipment financing facility with an initial total commitment of $22.8 million, of which $2.5 million represents the EXIM Bank exposure fee deducted from each disbursement. The net cash proceeds available to the Company under the original commitment were $20.3 million. The EXIM Bank Credit Agreement is guaranteed by the Company and certain of its subsidiaries and is secured by substantially all of the assets of the borrower and guarantor entities.

The EXIM Bank Credit Agreement bears interest at a fixed rate of 5.36% per annum, which was set five business days prior to the first disbursement based on the published U.S. Commercial Interest Reference Rate. Interest accrues on outstanding disbursements from the date of each draw. Cash interest payments are deferred until September 30, 2026, on which date all interest accrued from the date of each draw through that date becomes payable, with quarterly cash interest payments thereafter. Principal repayments commence on September 30, 2027, and are payable in 28 equal quarterly installments through the facility’s final maturity date of June 30, 2034. The Company also pays a commitment fee of 0.50% per annum on the undrawn and uncanceled portion of the facility.

The facility is secured by the Borrower’s equipment and related assets that are financed with the disbursements under the EXIM Bank Credit Agreement and by a pledged collateral account. Until the Company demonstrates compliance with the financial covenants described below for two consecutive fiscal quarters, the Borrower is required to maintain funds in the pledged collateral account equal to at least 20% of the aggregate outstanding principal amount of all disbursements under the EXIM Bank Credit Agreement, which funds are classified as restricted cash on the consolidated balance sheet. The pledged collateral account balance was $3.3 million as of December 31, 2025. Once the Company demonstrates compliance with the financial covenants described below for two consecutive fiscal quarters, the funds in the pledged collateral account may be used solely to service the principal and interest payments under the EXIM

Bank Credit Agreement. The EXIM Bank Credit Agreement contains customary affirmative and negative covenants, including limitations on indebtedness, liens, fundamental changes (including mergers, consolidations, and changes of control), restricted payments (including dividends and other distributions), investments, transactions with affiliates, asset dispositions, and changes in the nature of the business or accounting policies. The EXIM Bank Credit Agreement also contains three financial covenants tested quarterly: (i) a maximum leverage ratio of 1.75 to 1.00, beginning with the fiscal quarter ending September 30, 2027; (ii) minimum liquidity of not less than $4.2 million, beginning with the fiscal quarter ending September 30, 2027; and (iii) a minimum fixed charge coverage ratio of 1.25 to 1.00, beginning with the fiscal quarter ending September 30, 2028. As of December 31, 2025, no financial covenants were applicable and the Company was in compliance with all other covenants under the EXIM Bank Credit Agreement.

The EXIM Bank Credit Agreement contains customary events of default, including payment defaults, breaches of covenants and representations, cross-defaults to other indebtedness, bankruptcy and insolvency events, and a change of control. Upon the occurrence and continuation of an event of default, EXIM Bank may suspend further disbursements, cancel undrawn commitments, and accelerate all outstanding obligations.

Disbursements under the facility are made upon satisfaction of equipment commissioning milestones. As of December 31, 2025, the Company had drawn $15.0 million in cumulative net cash proceeds (representing $16.9 million in gross principal), with $5.2 million of net cash proceeds remaining available under the original commitment. The effective interest rate on the facility, reflecting amortization of the EXIM Bank exposure fee and other debt issuance costs over the term of the loan using the effective interest method, is approximately 7.97%.

In June 2026, the EXIM Bank Credit Agreement was amended to, among other things, (i) increase the total commitment from $22.8 million to $26.1 million (an increase of $3.3 million, providing $2.9 million in additional net cash proceeds available to the Company after giving effect to the EXIM Bank exposure fee), (ii) join the Company following the June 2026 Redomiciliation as an additional guarantor, and (iii) extend the testing commencement date for the fixed charge coverage ratio financial covenant from September 30, 2027 to September 30, 2028. See Note 22 — Subsequent Events for additional information.

The carrying value of the loan reflects the principal amount outstanding, net of unamortized debt discount and debt issuance costs. These amounts are amortized to interest expense using the effective interest method over the term of the loan.

Debt at December 31 consisted of the following (in thousands):

	2025	2024
Debt
5.36% EXIM bank loan- due 2034 (net of unamortized discount and issuance costs)	$14,936	$—

Total debt	14,936	—
Carrying value of debt includes:
Unamortized discount	(1,764)	—
Unamortized debt issuance cost	(226)	—
Gross borrowings	$16,926	$—

There was no current portion of long-term debt at December 31, 2025 or 2024.

Scheduled principal payments for debt for the next five years are as follows (in thousands):

Year Ending December 31,	Indebtedness
2026	$—
2027	1,209
2028	2,418
2029	2,418
2030	2,418
Thereafter	8,463
Total	$16,926

Note 15. Interest Expense

Interest expense consists of interest incurred on outstanding borrowings, commitment fees, and the amortization of debt discount and debt issuance costs.

For the year ended December 31, 2025, total interest expense was approximately $0.5 million.

Interest incurred for the years ended December 31, 2025 and 2024 was (in thousands):

	2025	2024
5.36% EXIM loan due 2034 - coupon interest	$254	$—
5.36% EXIM loan due 2034 - amortization of debt discount	125	—
5.36% EXIM loan due 2034 - amortization of debt issuance cost	10	—
5.36% EXIM loan due 2034 - commitment fees	65	—
Interest expense on outstanding debt	$454	$—

Note 16. Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation—Stock Compensation. Stock-based compensation expense is measured at the grant-date fair value of the award and is recognized as expense over the requisite service period of each separately vesting portion of the award, which is generally the vesting period of the award.

This Note 16 addresses stock options granted to employees, directors, and consultants under the Company’s equity incentive plans, which are accounted for as share-based payment awards under ASC 718. Options issued to non-employee advisors, brokers, and underwriters as direct and incremental consideration for services rendered in connection with specific equity offerings are accounted for under SAB Topic 5.A and ASC 340-10-S99-1, reducing the net proceeds credited to additional paid-in capital rather than being recognized as compensation expense. Accordingly, these awards are not included in the disclosures presented in this Note 16. See Note 17 — Common Stock for further information regarding these instruments.

All option counts, exercise prices, and per-option fair value amounts presented in this Note 16 have been retrospectively adjusted to reflect the 40-to-1 Share Consolidation effected by the Scheme completed on June 22, 2026. See Note 2 — Principles of Consolidation and Basis of Presentation for the basis of presentation and the accounting treatment of the Scheme as a reorganization of entities under common control, and Note 22 — Subsequent Events for the Company’s evaluation of the option exchange as a modification of share-based payment awards under ASC 718-20-35-3 and the conclusion that no incremental compensation cost was required to be recognized.

The Company grants stock options to employees, directors, and consultants under its equity incentive plans. Stock options are generally subject to service-based vesting conditions and have a contractual term of up to 10 years.

The fair value of stock options is estimated on the grant date using the Black-Scholes option pricing model. The determination of the grant-date fair value requires the use of subjective assumptions, including the expected term of the option, expected volatility of the Company’s common stock, risk-free interest rate, and expected dividend yield.

Expected term — The expected term represents the period that stock options are expected to be outstanding and is estimated using the simplified method.

Expected volatility — Expected volatility is based on the historical volatility of the Company’s common stock, measured over a look-back period that management believes is representative of expected future volatility over the expected term of the award.

Risk-free interest rate — The risk-free interest rate for options granted during the periods presented was based on term-matched Australian Commonwealth Government bond yields published by the Reserve Bank of Australia and in effect at the time of grant for periods corresponding with the expected term of the option. See Significant Accounting Policies — Stock-based compensation for a discussion of the risk-free interest rate methodology applicable to options granted on or after the Implementation Date (as defined in Note 22).

Expected dividend yield — The Company has not historically paid dividends and does not expect to pay dividends in the foreseeable future.

Stock-based compensation expense is recognized on a straight-line basis over the requisite service period of each separately vesting portion of awards with only service-based vesting conditions.

The following table presents stock-based compensation expense recognized in the consolidated statements of operations (in thousands):

	2025	2024
Stock-based compensation	$2,449	$2,366
Tax benefit recognized in net earnings	$—	$—

The weighted-average fair value of options granted in 2024 and 2025 was calculated using the following weighted average assumptions:

	2025	2024
Weighted-average fair value ($)	$5.74	$5.98
Risk-free interest rate (%)	4.37%	3.93%
Expected option life (years)	5.49	4.05
Expected volatility (%)	90.00%	90.00%
Expected dividend yield (%)	0.00%	0.00%

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2024	870,075	$5.26
Granted	438,760	$8.96
Exercised	—	$—
Cancelled	(29,000)	$8.89
Outstanding at December 31, 2024	1,279,835	$6.45	7.91	$1,222,844
Granted	684,470	$7.65
Exercised	(102,500)	$5.26
Cancelled	(168,665)	$6.10
Outstanding at December 31, 2025	1,693,140	$7.04	7.42	$1,520,748
Exercisable at December 31, 2025	751,655	$6.43	6.43	$805,359

During the year ended December 31, 2025, holders exercised options to purchase an aggregate of 102,500 shares of common stock, of which a portion were settled in cash and a portion were settled on a cashless (net share settlement) basis pursuant to the cashless exercise feature of the Employee Incentive Plan. The Company issued an aggregate of 53,846 shares of common stock in respect of these exercises and received aggregate cash proceeds of $0.1 million. Options surrendered by holders to satisfy the aggregate exercise price under the cashless exercise feature are included within the 102,500 options reflected as exercised in the table above. There were no stock option exercises during the year ended December 31, 2024.

Unrecognized Compensation Expense

As of December 31, 2025, total unrecognized stock-based compensation expense was $3.4 million, which is expected to be recognized over a weighted-average period of 1.58 years.

Note 17. Common Stock

As of December 31, 2025 and 2024, the Company had 150,000,000 shares of common stock authorized, par value $0.00001 per share, of which 23,814,555 shares and 15,380,476 shares were issued and outstanding, respectively. Par-value amounts are reflected within additional paid-in capital on the consolidated balance sheets and statements of changes in stockholders’ equity given that the par value rounds to zero when presented in thousands. As of December 31, 2025 and 2024, the Company had no shares of preferred stock authorized, issued, or outstanding.

Changes in share balances are presented on the Statements of Changes in Stockholders’ Equity for the years ended December 31, 2025 and 2024. During the years ended December 31, 2024 and 2025, the Company’s predecessor parent, Amaero Ltd, completed four equity capital raises totaling approximately $76.9 million in aggregate gross proceeds. Share counts and per-share prices in this section are presented on a post-Share-Consolidation basis, reflecting the equivalent shares of common stock of Amaero Inc. into which the Amaero Ltd ordinary shares issued at the time of each placement were converted. Each ordinary share of Amaero Ltd was converted into one-fortieth of one share of common stock of Amaero Inc. pursuant to the Scheme (as defined in Note 2 — Principles of Consolidation and Basis of Presentation). The 40-to-1 conversion ratio effected by the Scheme is referred to herein as the “Share Consolidation.” U.S. dollar equivalents in this section are translated from Australian dollars at the average exchange rate for the month in which each respective placement was completed and are provided for the convenience of the reader only. Such translations should not be construed as representations that the Australian dollar amounts have been, could have been, or could in the future be converted into U.S. dollars at the rates indicated or at any other rate. The Company’s equity capital raises during this period consisted of:

•
March 2024 placement. In March 2024, Amaero Ltd issued the equivalent of 1.5 million shares of common stock at $8.61 per share, raising gross proceeds of approximately $13.1 million.
•
September 2024 placement. In September 2024, Amaero Ltd issued the equivalent of an aggregate of approximately 1.8 million shares of common stock at $9.59 per share across two tranches, raising gross proceeds of approximately $17.1 million. The placement was completed in two tranches, with the second tranche representing approximately $3.5 million of the total proceeds issued in October 2024 following shareholder approval.
•
February 2025 placement. In February 2025, Amaero Ltd issued the equivalent of an aggregate of approximately 1.8 million shares of common stock at $7.47 per share, raising gross proceeds of approximately $13.7 million. The placement was completed in two tranches, with the second tranche representing approximately $1.0 million of the total proceeds issued in April 2025 following shareholder approval.
•
August 2025 placement and Share Purchase Plan. In August 2025, Amaero Ltd issued the equivalent of 3.1 million shares of common stock at $10.53 per share, raising gross proceeds of approximately $32.7 million. In October 2025, Amaero Ltd issued the equivalent of an additional approximately 29 thousand shares of common stock at the same $10.53 price per share under a follow-on Share Purchase Plan, raising additional gross proceeds of approximately $0.3 million.

Equity-Settled Issuance Costs

In connection with two separate private placements of ordinary shares completed during the year ended December 31, 2024, the Company’s predecessor parent, Amaero Ltd, issued options to purchase ordinary shares of Amaero Ltd to the lead manager of each placement as direct and incremental consideration for services rendered in connection with the capital raise. In accordance with SEC Staff Accounting Bulletin Topic 5.A and ASC 340-10-S99-1, the grant-date fair value of these options, measured using the Black-Scholes option pricing model, was recorded as a direct and incremental cost of the related placement, reducing the net proceeds credited to additional paid-in capital rather than being recognized as compensation expense. The aggregate grant-date fair value of these awards was approximately $0.2 million and is included within issuance costs presented on the consolidated statements of changes in stockholders’ equity for the year ended December 31, 2024, and is separately disclosed as a non-cash financing activity in the consolidated statements of cash flows for that year.

The options were fully vested at issuance and remained outstanding as of December 31, 2024 and December 31, 2025. Because these awards were accounted for under SAB Topic 5.A as direct and incremental costs of the related offerings, they are not included in the disclosures presented in Note 16 — Stock-Based Compensation.

There were no equity-settled issuance costs during the year ended December 31, 2025.

Note 18. Warrants and Restricted Stock Units

The Company has issued warrants to purchase CDIs (including in the form of its underlying shares of common stock) issued in the legal form of listed options or unlisted options under the ASX Listing Rules and Australian law, and referred to herein as “warrants”) to investors who concurrently subscribed for CDIs (including in the form of its underlying shares of common stock) in private placements (see Note 17 — Common Stock). The warrants were issued to investors in their capacity as holders of equity instruments and are outside the scope of ASC 718, Compensation — Stock Compensation; accordingly, no compensation expense has been recognized. The Company accounts for the warrants as equity-classified instruments in accordance with ASC 815-40, Derivatives and Hedging — Contracts in Entity’s Own Equity. All warrants were fully vested at issuance and are exercisable at any time prior to expiration. Holders are not entitled to dividends or voting rights prior to exercise. The warrants are not currently listed or publicly traded on ASX.

During the year ended December 31, 2024, the Company also issued unlisted options to purchase CDIs (including in the form of its shares of common stock) to non-employee advisors and brokers as consideration for capital-raise advisory and broker services rendered in connection with the private placements described in Note 17 — Common Stock. Because those instruments were issued as direct and incremental costs of the related capital-raise transactions, the grant-date fair value of those instruments was recorded as a reduction of the proceeds from the related placements (issuance cost) rather than as share-based compensation expense, in accordance with SEC Staff Accounting Bulletin Topic 5.A and ASC 340-10-S99-1. The related activity is presented in Note 17 — Common Stock.

The exercise prices of all warrants outstanding during the periods presented are denominated in Australian dollars (A$). U.S. dollar equivalents disclosed below are translated at the AUD/USD exchange rate published by the Reserve Bank of Australia on the issuance date of each warrant tranche. All share and per-warrant amounts presented have been retrospectively adjusted to reflect the Share Consolidation (as defined in Note 17 — Common Stock).

The warrant agreements permit holders to exercise on either a cash basis or, at the holder’s election, a cashless (net share settlement) basis. Under the cashless exercise feature, holders receive a reduced number of shares of common stock in lieu of paying the exercise price in cash.

A summary of warrant activity for the years ended December 31, 2025 and 2024 is as follows:

	July 2022 Warrants	August 2022 Warrants	December 2022 Warrants	December 2023 Warrants	Total Warrants Outstanding	Weighted Average Exercise Price
Exercise Price (USD)	$11.48	$11.69	$4.91	$6.56
Expiration Date	July 4, 2025	August 1, 2025	December 2, 2025	December 27, 2026

Outstanding at January 1, 2024	188,011	466,837	4,701,463	1,562,500	6,918,811	$5.92
Granted	—	—	—	—	—
Exercised — Cash	—	—	(14,648)	(66,688)	(81,336)	$6.26
Exercised — Cashless	—	—	—	—	—
Expired	—	—	—	—	—
Outstanding at December 31, 2024	188,011	466,837	4,686,815	1,495,812	6,837,475	$5.91
Granted	—	—	—	—	—
Exercised — Cash	—	—	(481,721)	(48,698)	(530,419)	$5.06
Exercised — Cashless	—	(466,837)	(4,157,229)	(770,168)	(5,394,234)	$5.73
Expired	(188,011)	—	(47,865)	—	(235,876)	$10.15
Outstanding at December 31, 2025	—	—	—	676,946	676,946	$6.56

Note: Exercise prices presented in U.S. dollars represent the contractual Australian dollar exercise price of each tranche, as adjusted for the Share Consolidation, translated to U.S. dollars at the AUD/USD exchange rate published by the Reserve Bank of Australia on the issuance date of the respective tranche. The contractual A$ exercise prices, as adjusted for the Share Consolidation, are A$16.80 (July 2022 and August 2022 Warrants), A$7.20 (December 2022 Warrants), and A$9.60 (December 2023 Warrants).

Year Ended December 31, 2024

During the year ended December 31, 2024, all warrant exercises were settled in cash. The Company received aggregate exercise proceeds of US$0.5 million, translated at the AUD/USD rates prevailing on the respective exercise settlement dates) in connection with the exercise of 81,336 warrants.

Year Ended December 31, 2025

During the year ended December 31, 2025, holders exercised an aggregate of 5,924,653 warrants, of which 530,419 were settled in cash and 5,394,234 were settled on a cashless basis. The 5,924,653 warrants exercised during the year resulted in the issuance of an aggregate of 3,390,245 shares of common stock, comprising 530,419 shares issued in respect of cash exercises and 2,859,826 shares issued in respect of cashless exercises (the difference of 2,534,408 warrants representing warrants surrendered by holders to satisfy the aggregate exercise price). The Company received aggregate cash exercise proceeds of US$2.6 million, translated at the AUD/USD rates prevailing on the respective exercise settlement dates. The cashless exercises generated no cash proceeds.

In addition, 235,876 warrants expired unexercised during the year ended December 31, 2025, comprising all 188,011 outstanding July 2022 Warrants and 47,865 December 2022 Warrants. These warrants had a weighted-average exercise price of US$10.15 and were out-of-the-money at their respective expiration dates.

Warrants Outstanding at December 31, 2025

At December 31, 2025, all 676,946 warrants outstanding consisted of December 2023 Warrants with a contractual exercise price of US$6.56, translated at the AUD/USD rate prevailing on the issuance date, expiring on December 27, 2026. The weighted-average remaining contractual life of warrants outstanding at December 31, 2025 was approximately 1.0 year. All warrants outstanding at December 31, 2025 were exercisable.

Restricted Stock Units

Restricted stock unit (“RSU”) grant, vest, and forfeiture activity during the years ended December 31, 2024 and 2025 was not material to the consolidated financial statements. Activity is presented on the consolidated statements of changes in stockholders’ equity.

Note 19. Fair Value Measurements

The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value. Level 1 refers to fair values determined based on quoted prices in active markets for identical assets. Level 2 refers to fair values estimated using significant other observable inputs, and Level 3 includes fair values estimated using significant unobservable inputs. The following table presents our assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

	December 31, 2025		December 31, 2024
	Total	Level 1	Total	Level 1
Assets
Money market funds	$27,347	$27,347	$10,499	$10,499
Total Assets	$27,347	$27,347	$10,499	$10,499

The Company did not have any liabilities measured at fair value on a recurring basis as of December 31, 2025 or December 31, 2024.

Money market funds are valued using a market approach based on the quoted market prices or broker/dealer quotes of identical or comparable instruments.

Fair Value Disclosures

The fair values and related carrying values of financial instruments that are not required to be remeasured at fair value on the Consolidated Balance Sheets at December 31, 2025 was as follows (in thousands):

	December 31, 2025
	Carrying Amount	Total Fair Value	Level 1	Level 2	Level 3
Liabilities
Debt, net of issuance costs	$(14,936)	$(15,226)	—	—	$(15,226)

The company did not have any assets measured at fair value on a non-recurring basis as of December 31, 2025.

The Company’s Debt is not traded in the secondary market, the fair value is classified as Level 3 and is based on our indicative borrowing cost derived from dealer quotes or discounted cash flows. The Company had no debt outstanding at December 31, 2024; accordingly, no fair value disclosure for debt is presented as of that date. With regard to other financial instruments with off-balance sheet risk, it is not practicable to estimate the fair value of our indemnifications and financing commitments because the amount and timing of those arrangements are uncertain. Items not included in the above disclosures include cash, restricted cash, time deposits and other deposits, Accounts receivable, Unbilled receivables, Other current assets, Accounts payable and long-term payables. The carrying values of those items, as reflected in the Consolidated Balance Sheets, approximate their fair value at December 31, 2025 and 2024. The fair value of assets and liabilities whose carrying value approximates fair value is determined using Level 2 inputs, with the exception of cash (Level 1).

Note 20. Legal Proceedings

From time to time, the Company may be party to routine legal proceedings arising in the ordinary course of business. As of December 31, 2025, there were no pending legal proceedings that management believes would have a material adverse effect on the Company’s financial condition or results of operations.

Note 21. Discontinued Operations

Description

In October 2023, the Company’s Board resolved to cease the operations conducted through its Australian subsidiaries — Amaero Engineering Pty Ltd and Amaero Alloys Pty Ltd, together with their 45% interest in the joint venture Strategic Alloys Pty Ltd — in order to focus executive and capital resources on its Tennessee manufacturing operations. This decision followed the Company’s July 2023 announcement of its strategic relocation to Spring Branch Industrial Park, McDonald, Tennessee. Strategic Alloys Pty Ltd was deregistered on July 29, 2024. Management concluded that the cessation represented a strategic shift that has, or will have, a major effect on the Company’s operations and financial results, and accordingly classified the results of these operations as discontinued operations under ASC 205-20.

The wind-down was substantially complete by June 30, 2024, with residual administrative activities concluding through 2025. No material gain or loss on disposal was recognized during the years ended December 31, 2025 or December 31, 2024. There were no assets or liabilities classified as held for sale as of December 31, 2025 or December 31, 2024.

Financial Results of Discontinued Operations

The following table summarizes the major classes of line items constituting income from discontinued operations, net of tax, for the years ended December 31, 2025 and 2024 (in thousands):

	2025	2024
Revenue	$—	$—
Cost of revenue	—	—
Gross loss	—	—
Operating expenses:
Selling, general and administrative expenses	(26)	(143)
Research and development expenses	—	—
Total operating expenses	(26)	(143)
Research and development tax incentive income	198	795
Other income, net	(2)	17
Total other income (expense), net	196	812
Income before income taxes	170	669
Income tax benefit (expense)	—	—
Income from discontinued operations, net of tax	$170	$669

Research and development tax incentive income consists of credits received from the Australian government in respect of eligible R&D expenditure incurred by the discontinued operations prior to wind-down. Amounts are recognized upon receipt, when all conditions of the incentive scheme have been confirmed and the amount has been collected.

No income tax expense or benefit was recognized in respect of the discontinued operations for the years ended December 31, 2025 and 2024. Taxable losses generated by the discontinued component have been fully offset by valuation allowances against deferred tax assets, and residual current tax positions in respect of prior periods have been settled and reflected within Research and development tax incentive income on a net basis.

Cash Flows of Discontinued Operations

The following table presents the operating, investing and financing cash flows of the discontinued operations included in the consolidated statements of cash flows (in thousands):

	2025	2024
Net cash provided by operating activities	$149	$601
Net cash provided by investing activities	—	—
Net cash provided by financing activities	—	—
Net increase in cash and cash equivalents from discontinued operations	$149	$601

Operating cash inflows in 2024 and 2025 primarily reflect Australian government research and development tax incentive credits received in respect of eligible expenditure incurred prior to wind-down, partially offset by residual administrative cash outflows. Intercompany funding activity between the discontinued component and continuing operations has been eliminated in consolidation. There were no significant non-cash operating or investing items attributable to the discontinued operations during the years ended December 31, 2025 or December 31, 2024.

Earnings Per Share

Basic and diluted earnings per share attributable to discontinued operations were $0.01 and $0.05 for the years ended December 31, 2025 and 2024, respectively. Refer to Note 5 — Earnings Per Share for further detail.

Note 22. Subsequent Events

The following material events occurred after December 31, 2025:

Redomiciliation to the United States. In June 2026, the Company completed its redomicile from Australia to the State of Delaware in the U.S. through the Scheme, with Amaero Inc., a newly incorporated Delaware corporation (“Amaero Inc.”), becoming the ultimate parent of Amaero Ltd.

The Scheme was implemented on June 22,2026 (the “Implementation Date”). Pursuant to the Scheme, (i) each ordinary share of Amaero Ltd was exchanged for one CHESS Depositary Interest (“CDI”) of Amaero Inc., with each Amaero Inc. CDI representing a beneficial interest in 1/40th of one share of common stock of Amaero Inc. (the “Share Consolidation”), and (ii) each outstanding stock option over Amaero Ltd ordinary shares was exchanged for one stock option of Amaero Inc. exercisable into Amaero Inc. CDIs on substantially the same terms as the original Amaero Ltd option, with the exercise price converted from Australian dollars to United States dollars at the prevailing AUD/USD spot exchange rate of 0.7004 on the Implementation Date as published by the Reserve Bank of Australia. The option exchange did not alter the number of options, vesting conditions, contractual term, or any other substantive terms of the awards. Amaero Inc. CDIs are quoted on the Australian Securities Exchange under the ticker symbol 3DA.

Authorized Preferred Stock. In connection with the redomiciliation, on June 22, 2026, Amaero Inc. adopted a certificate of incorporation that authorizes 15,000,000 shares of preferred stock, par value $0.00001 per share. The board of directors is authorized, without further stockholder approval, to issue the preferred stock from time to time in one or more series and to fix the designations, powers, preferences, rights, and limitations of each series. No shares of preferred stock have been issued or are outstanding as of the date these consolidated financial statements were issued.

Accounting treatment of the share exchange (Basis of Presentation). The Scheme has been accounted for as a reorganization of entities under common control on a carryover basis in accordance with ASC 805-50, and in accordance with SEC Staff Accounting Bulletin Topic 4.C the share and per-share information presented in these consolidated financial statements has been retrospectively adjusted to reflect the 40-to-1 Share Consolidation, including all option counts, exercise prices, and per-option fair value amounts disclosed in Note 16 — Stock-Based Compensation. See Note 2 — Principles of Consolidation and Basis of Presentation for additional information regarding the basis of presentation of the consolidated financial statements following the Scheme.

Accounting treatment of the option exchange. The Company evaluated the option exchange as a modification of share-based payment awards in accordance with ASC 718-20-35-3. The fair value of the modified awards was calculated using the Black-Scholes-Merton option pricing model, applying consistent assumptions immediately before and immediately after the modification, with the pre-modification calculation using Australian dollar-denominated inputs and the post-modification calculation using United States dollar-denominated inputs converted at the spot exchange rate on the Implementation Date. The Company determined that the fair value of the modified awards did not exceed the fair value of the original awards for any of the affected grants. Accordingly, no incremental compensation cost was recognized in connection with the Scheme, and the Company continues to recognize the original grant-date fair value of unvested awards over each tranche’s remaining requisite service period.

The Company also evaluated the classification of the modified awards under ASC 718-10-25-15 and determined that equity classification is preserved on the basis that the United States dollar-denominated exercise price following the modification matches both (a) the functional currency of the employer (Amaero Inc., whose functional currency is the United States dollar) and (b) the currency in which substantially all of the Company’s employees are compensated. Accordingly, no reclassification of the awards from equity to liability was required.

EXIM Bank Credit Agreement — Remaining Draws. Subsequent to December 31, 2025, the Company drew $8.1 million in net cash proceeds under the EXIM Bank Credit Agreement, consisting of (i) approximately $5.2 million of net cash proceeds remaining available under the original commitment as of December 31, 2025, and (ii) approximately $2.9 million in net cash proceeds available under the June 2026 amendment to the EXIM Bank Credit Agreement. See Note 14 — Indebtedness for additional information regarding the June 2026 amendment.

April 2026 Master Purchasing Agreement. On April 8, 2026, the Company entered into a Master Purchasing Agreement with Continuum Powders Corporation for the supply of spherical titanium alloy powders, which was amended on May 8, 2026. The agreement has an initial one-year term and includes a minimum purchase commitment. At contracted pricing, the minimum purchase commitment represents approximately $5.5 million in contracted revenue over the initial term. The customer may submit additional purchase orders above the minimum commitment up to a 100% increase from the minimum, which the Company has agreed to prioritize for production. The agreement may be terminated by either party upon 30 days’ prior written notice if the other party fails to cure a material breach.

United Performance Metals Distribution Partnership. In April 2026, United Performance Metals (UPM), an affiliate of the privately-held O’Neal Industries, appointed the Company as its exclusive supplier of titanium powders under a three-year Master Purchasing Agreement under which UPM will act as a distribution partner. UPM received an initial purchase order of 4,000 kg and has committed to maintaining a minimum inventory of 4,000 kg with ongoing replenishment orders.

Other than the events described above, the Company did not identify any other subsequent events after December 31, 2025 and through July 10, 2026, the date the consolidated financial statements were available to be issued, that would require adjustment or disclosure in the consolidated financial statements.

AMAERO INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

(unaudited)

	June 30, 2026	December 31, 2025
Assets
Cash and cash equivalents	$13,589	$31,852
Accounts receivable, net	3,325	1,333
Contract assets, net	564	10
Inventories	6,504	5,884
Prepaid expenses	925	985
Deferred offering costs	760	—
Other current assets	617	652
Total current assets	$26,284	$40,716
Property, plant, and equipment, net	45,926	35,433
Operating lease, right-of-use assets	10,000	10,097
Other non-current assets	2,361	1,268
Restricted cash	3,997	3,333
Total assets	$88,568	$90,847
Liabilities and stockholders’ equity
Accounts payable	6,611	2,536
Accrued liabilities	1,817	1,588
Accrued interest	796	256
Contract liabilities	2	119
Operating lease liabilities, current	998	988
Total current liabilities	$10,224	$5,487
Long-term debt, net	19,573	14,936
Operating lease liabilities, noncurrent	9,721	9,715
Other non-current liabilities	984	1,043
Total liabilities	$40,502	$31,181
Stockholders’ equity
Common stock, par value $0.00001; 150,000,000 shares authorized; 23,833,180 and 23,814,555 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	—	—
Additional paid-in capital	124,161	122,388
Accumulated deficit	(75,481)	(62,048)
Accumulated other comprehensive loss	(614)	(674)
Total stockholders’ equity	$48,066	$59,666
Total liabilities and stockholders’ equity	$88,568	$90,847

See accompanying notes to these condensed consolidated financial statements

AMAERO INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

(unaudited)

Six months ended June 30,	2026	2025
Revenue	$7,397	$1,219
Cost of revenue	10,474	4,496
Gross loss	(3,077)	(3,277)
Operating expenses:
Selling, general and administrative expenses	9,963	5,816
Research and development expenses	63	8
Loss on dispositions and impairment	108	—
Total operating expenses	10,134	5,824
Loss from operations	(13,211)	(9,101)
Other income (expense):
Other income, net	86	3
Interest income	389	235
Interest expense	(697)	(38)
Total other income (expense), net	(222)	200
Loss from continuing operations before income taxes	(13,433)	(8,901)
Income tax benefit (expense)	—	—
Loss from continuing operations	(13,433)	(8,901)
Income from discontinued operations, net of tax	—	170
Net loss attributable to Amaero Inc. stockholders	$(13,433)	$(8,731)
Basic and diluted net loss per share — continuing operations	$(0.56)	$(0.53)
Basic and diluted net income per share — discontinued operations	$—	$0.01
Basic and diluted net loss per share	$(0.56)	$(0.52)
Weighted-average shares outstanding — basic and diluted	23,819,934	16,733,583

See accompanying notes to these condensed consolidated financial statements

AMAERO INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands, except share and per share data)

(unaudited)

Six months ended June 30,	2026	2025
Net loss	$(13,433)	$(8,731)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	60	200
Comprehensive loss	$(13,373)	$(8,531)

See accompanying notes to these condensed consolidated financial statements

AMAERO INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(in thousands, except share and per share data)

(unaudited)

	Common Stock		Additional paid-in	Accumulated	Accumulated other comprehensive	Total
	Shares (a)	Amount (b)	capital	deficit	loss	equity
Balance at December 31, 2025	23,814,555	$—	$122,388	$(62,048)	$(674)	$59,666
Net loss attributable to Amaero Inc. stockholders	—	—	—	(13,433)	—	(13,433)
Other comprehensive income	—	—	—	—	60	60
Share-based compensation	—	—	1,694	—	—	1,694
Exercise of warrants and stock options	18,624	—	79	—	—	79
Shares issued in lieu of fractional entitlement	1	—	—	—	—	—
Balance at June 30, 2026	23,833,180	$—	$124,161	$(75,481)	$(614)	$48,066
Balance at December 31, 2024	15,380,476	$—	$73,326	$(43,670)	$(776)	$28,880
Net loss attributable to Amaero Inc. stockholders	—	—	—	(8,731)	—	(8,731)
Other comprehensive income	—	—	—	—	200	200
Share-based compensation	—	—	1,064	—	—	1,064
Issuance of common stock	1,833,333	—	13,870	—	—	13,870
Issuance costs	—	—	(661)	—	—	(661)
Exercise of warrants and stock options	52,957	—	196	—	—	196
Balance at June 30, 2025	17,266,766	$—	$87,795	$(52,401)	$(576)	$34,818

See accompanying notes to these condensed consolidated financial statements

(a)
Share data has been retrospectively adjusted to reflect the 40-to-1 Share Consolidation effected by the Scheme completed on June 22, 2026. See Note 2 — Principles of Consolidation and Basis of Presentation.
(b)
The Company’s common stock has a par value of $0.00001 per share. Because par-value amounts round to zero when presented in thousands, no corresponding amount is presented in the Common Stock (Amount) column. See Note 17 — Common Stock.

AMAERO INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands, except share and per share data)

(unaudited)

Six months ended June 30,	2026	2025
Cash flows from operating activities:
Net loss attributable to Amaero Inc. stockholders	$(13,433)	$(8,731)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash items:
Depreciation	935	384
Share-based compensation expense	1,694	1,064
Non-cash portion of operating lease expense	102	112
Amortization of debt discount and debt issuance costs	196	—
Accretion of asset retirement obligation	16	—
Impairment and loss on disposal of assets	108	—
Changes in assets & liabilities:
Accounts receivable, net	(1,991)	(260)
Contract assets, net	(554)	—
Inventories	(620)	(3,186)
Prepaid expenses and other current assets	(28)	834
Other non-current assets	(1,093)	(50)
Accounts payable	1,948	1,650
Accrued liabilities	(532)	1,209
Accrued interest	540	—
Contract liabilities	(117)	—
Operating lease liabilities	—	11
Other non-current liabilities	(74)	(22)
Net cash used in operating activities	$(12,903)	$(6,985)
Cash flows from investing activities:
Payments for property, plant, and equipment	(9,513)	(9,417)
Net cash used in investing activities	$(9,513)	$(9,417)
Cash flows from financing activities:
Proceeds from borrowings	4,835	3,511
Transaction costs for borrowings	(166)	(177)
Proceeds from issuance of common stock	—	13,957
Proceeds from exercise of warrants	75	115
Proceeds from exercise of employee stock options	—	81
Transaction costs from issuance of common stock	—	(661)
Net cash provided by financing activities	$4,744	$16,826
Net increase (decrease) in cash, cash equivalents, and restricted cash	$(17,672)	$424
Effect of exchange-rate changes on cash and cash equivalents	73	55
Cash, cash equivalents, & restricted cash at beginning of period	35,185	12,109
Cash, cash equivalents, & restricted cash at end of period	$17,586	$12,588

See accompanying notes to these condensed consolidated financial statements

The change in deferred offering costs is substantially non-cash and is excluded from operating activities — from the change in prepaid expenses and other current assets and from the changes in accounts payable and accrued liabilities — and is presented in the supplemental disclosure of non-cash investing and financing activities. Substantially all of the deferred offering costs were unpaid at June 30, 2026. The amount paid in cash during the period was not material and no separate financing caption is presented. See Note 4 — Summary of Significant Accounting Policies.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the condensed consolidated balance sheets to the total of the same amounts shown in the condensed consolidated statements of cash flows:

	2026	2025
Cash and cash equivalents	$13,589	$11,798
Restricted cash	3,997	790
Total cash, cash equivalents, and restricted cash	$17,586	$12,588

Supplemental disclosure of cash flow information:

	2026	2025
Cash paid for interest	$—	$38
Cash paid for income taxes	$—	$—

Supplemental disclosure of non-cash investing and financing activities:

	2026	2025
Property, plant, and equipment acquired but not yet paid	$2,260	$3,866
Deferred offering costs included in accounts payable and accrued liabilities	$760	$—
EXIM Bank exposure fees financed and added to gross loan principal	$607	$441
Debt issuance costs incurred but not yet paid	$104	$—
Non-cash reclassification of prepaid expenses to debt issuance costs	$87	$—
Transaction costs from issuance of common stock settled in equity	$—	$—

AMAERO INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1. Organization and Description of Business

Amaero Inc. (the “Company”) is a Delaware corporation. The Company operates two product lines: the production and sale of high-purity, spherical refractory and titanium alloy powders for additive and advanced manufacturing applications, and the production and sale of large, near-net-shape powder metallurgy components manufactured through Powder Metallurgy Hot Isostatic Pressing (“PM-HIP”). There have been no changes in the Company’s organization or in the nature of its business from those described in Note 1 — Organization and Description of Business to the audited consolidated financial statements, other than the redomiciliation described in Note 2 below.

Note 2. Principles of Consolidation and Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information and the rules and regulations of the SEC applicable to interim financial statements. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements and should be read in conjunction with the audited consolidated financial statements and notes thereto for the years ended December 31, 2025 and 2024 included elsewhere in this prospectus. In the opinion of management, the accompanying condensed consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of June 30, 2026 and its results of operations and cash flows for the six months ended June 30, 2026 and 2025. Results for the interim periods are not necessarily indicative of the results to be expected for the full year.

On June 22, 2026, the Company completed its redomiciliation from Australia to the United States pursuant to a scheme of arrangement, under which Amaero Inc. became the parent company of the group. The redomiciliation was accounted for as a reorganization of entities under common control on a carryover basis, with Amaero Ltd as the accounting predecessor. In connection with the redomiciliation, shareholders received one share of common stock for every 40 CDIs or ordinary shares held (the “Share Consolidation”); all share and per-share amounts in these condensed consolidated financial statements have been retrospectively adjusted for the Share Consolidation for all periods presented. The exercise prices of outstanding options were redenominated into U.S. dollars at the Implementation Date at a rate of US$0.7004 per A$1.00; this redenomination is reflected prospectively from the Implementation Date (see Note 16).

Reclassifications. Contract assets, net of $10 thousand as of December 31, 2025, previously included within other current assets in the audited consolidated financial statements included elsewhere in this prospectus, are presented as a separate caption in the accompanying condensed consolidated balance sheets to conform to the presentation as of June 30, 2026, at which date the caption is material. This reclassification had no effect on total current assets, total assets, total liabilities, stockholders’ equity, net loss or net cash flows for any period presented.

Note 3. Going Concern

The Company incurred a net loss of $13.4 million and used $12.9 million of cash in operating activities for the six months ended June 30, 2026, and had an accumulated deficit of $75.5 million, cash and cash equivalents of $13.6 million and restricted cash of $4.0 million at June 30, 2026. These conditions, combined with the capital requirements of the continued build-out of the Company’s Tennessee facility, raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date these condensed consolidated financial statements are issued. Management’s plans are described in Note 3 to the audited consolidated financial statements and include this offering, availability under the EXIM Bank Credit Agreement and management of discretionary spending. The condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 4. Summary of Significant Accounting Policies

The Company’s significant accounting policies are described in Note 4 — Summary of Significant Accounting Policies to the audited consolidated financial statements. There have been no material changes to those policies during the six months ended June 30, 2026, other than the adoption of the accounting standards update described below and the policy for deferred offering costs, which was not applicable in prior periods.

Recently adopted accounting pronouncements. In July 2025, the FASB issued ASU 2025-05, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient permitting an entity to assume that the conditions existing as of the balance sheet date do not change for the remaining life of current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, in place of developing a reasonable and supportable forecast of future economic conditions. The guidance is effective for fiscal years beginning after December 15, 2025, including interim periods within those fiscal years, and provides no separate effective date for entities other than public business entities; the extended transition period the Company has elected under the JOBS Act therefore does not defer its application. The Company adopted ASU 2025-05 effective January 1, 2026 on a prospective basis and has elected the practical expedient, which it applies consistently to all current accounts receivable and current contract assets. The adoption did not have a material effect on the Company’s condensed consolidated financial statements.

Deferred offering costs. Deferred offering costs are the specific incremental costs directly attributable to the Company’s proposed initial public offering of common stock in the United States, consisting principally of legal, printing, filing and other professional fees. In accordance with SEC Staff Accounting Bulletin Topic 5.A, codified in ASC 340-10-S99-1, these costs are deferred and, upon completion of the offering, will be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. Costs that are not specific incremental costs directly attributable to the offering, including audit and accounting advisory related fees, the costs of the redomiciliation described in Note 2 and general corporate and administrative costs, are expensed as incurred and are presented in selling, general and administrative expenses. If the offering is abandoned, or is postponed for more than 90 days, the deferred costs will be charged to expense in the period that determination is made.

Deferred offering costs of $0.8 million are presented as a separate current asset caption on the condensed consolidated balance sheets at June 30, 2026 (there were no deferred offering costs at December 31, 2025). The change in deferred offering costs is substantially non-cash and is excluded from operating activities in the condensed consolidated statements of cash flows — from the change in prepaid expenses and other current assets and from the changes in accounts payable and accrued liabilities — and is instead presented in the supplemental disclosure of non-cash investing and financing activities. Substantially all of the amount deferred at June 30, 2026 was unpaid and was included in accounts payable and accrued liabilities on the condensed consolidated balance sheet. The amount paid in cash during the six months ended June 30, 2026 was not material. The balance also reflects currency translation on costs incurred by the Company’s Australian subsidiaries.

Note 5. Earnings Per Share

The following table presents the computation of basic and diluted net loss per share (in thousands, except share and per share amounts):

Six months ended June 30,	2026	2025
Net loss attributable to Amaero Inc. stockholders	$(13,433)	$(8,731)
Weighted-average shares outstanding — basic & diluted	23,819,934	16,733,583
Basic & diluted loss per share	$(0.56)	$(0.52)

All outstanding stock options and warrants were excluded from the computation of diluted net loss per share because their effect would have been antidilutive; 2,132,218 options and 642,049 warrants were outstanding at June 30, 2026.

Note 6. Revenue from Contracts with Customers

The following table presents the disaggregation of revenue by major product line and by timing of revenue recognition (in thousands):

Six months ended June 30,	2026	2025
Metal powders	$6,195	$858
PM-HIP components	1,202	361
Total revenue from contracts with customers	$7,397	$1,219
Timing of revenue recognition
Recognized at a point in time	$6,195	$858
Recognized over time	1,202	361
Total	$7,397	$1,219

The following table presents the Company’s contract balances (in thousands):

	June 30, 2026	December 31, 2025
Contract assets	$564	$10
Contract liabilities	2	119

Contract assets of $0.6 million at June 30, 2026, arising where revenue is recognized in advance of the contractual right to invoice.

During the six months ended June 30, 2026, the Company recognized revenue of $0.1 million that was included in the contract liability balance at the beginning of the period. No revenue was recognized during the six months ended June 30, 2025 that had been included in the contract liability balance at the beginning of that period, as the Company had no contract liabilities at December 31, 2024. The decrease of $0.1 million in contract liabilities from December 31, 2025 to June 30, 2026 reflects revenue recognized from substantially all of the opening balance as the related performance obligations were satisfied during the six months ended June 30, 2026, with no material new customer advances received during the period.

Note 7. Income Taxes

The Company recorded no income tax benefit for the six months ended June 30, 2026 and 2025. The Company computes its interim income tax provision under ASC 740-270 using an estimated annual effective tax rate, which was zero for both periods as the Company maintains a full valuation allowance against its net deferred tax assets.

Note 8. Accounts Receivable, net

As of June 30, 2026 and December 31, 2025, accounts receivable (gross) with customers were $3.3 million and $1.4 million, respectively.

There was no allowance for credit losses at June 30, 2026 and an allowance of less than $0.1 million at December 31, 2025. The decrease reflects derecognition on the wind-down of the discontinued operation rather than a release of the allowance to income.

In measuring expected credit losses, the Company applies the practical expedient elected on adoption of ASU 2025-05 and assumes that the conditions existing as of the balance sheet date do not change for the remaining life of its current accounts receivable and current contract assets. Receivables and contract assets are current as of June 30, 2026; no write-offs were recorded in any period presented. On that basis, no allowance for credit losses was considered necessary as of June 30, 2026.

Note 9. Inventories

Inventories consisted of the following (in thousands):

	June 30, 2026	December 31, 2025
Raw materials	$2,033	$2,227
Work-in-process	536	277
Finished goods	3,935	3,380
Total inventories	$6,504	$5,884

Note 10. Property, Plant and Equipment Net

Property, plant and equipment, net consisted of the following (in thousands):

	June 30, 2026	December 31, 2025
Property, plant and equipment, gross	$48,257	$36,869
Less accumulated depreciation	(2,331)	(1,436)
Property, plant and equipment, net	$45,926	$35,433

Depreciation expense was $0.9 million and $0.4 million for the six months ended June 30, 2026 and 2025, respectively, including amortization of the asset-retirement-cost component of the right-of-use asset.

Note 11. Leases

There have been no material changes to the Company’s leases from those described in the audited consolidated financial statements.

Note 12. Asset Retirement Obligation

There have been no material changes to the Company’s asset retirement obligation from that described in Note 12 — Asset Retirement Obligation to the audited consolidated financial statements.

Note 13. Liabilities, Commitments and Contingencies

There have been no material changes to the Company’s liabilities, commitments and contingencies from those described in Note 13 — Liabilities, Commitments and Contingencies to the audited consolidated financial statements, other than the movements in open purchase and service commitments set out below.

Our inventory purchase commitments at June 30, 2026 totaled $3.6 million, consisting of noncancelable purchase orders for electrode feedstock, the principal raw material consumed in our metal powder atomization process, entered into in the ordinary course of business, all of which are due within one year.

Our contracted capital equipment purchase commitments at June 30, 2026 totaled $7.9 million, consisting primarily of (i) remaining milestone payments of $2.7 million for EIGA #4, with commissioning scheduled for June 2027; (ii) milestone payments of $2.2 million for our argon gas recycling system, with commissioning expected in the first quarter of 2027; (iii) $1.4 million for powder blending, screening and classification equipment; (iv) $0.9 million for PM-HIP production equipment; and (v) various other contracted commitments for leasehold improvements and ancillary plant equipment.

In connection with the argon gas recycling system, we remain obligated under a long-term argon recovery services agreement to pay monthly recovery service fees over a noncancelable initial term of 15 years following final acceptance and commissioning of the system, which is expected in the first quarter of 2027. The monthly fee is the greater of a minimum take-or-pay of $24,500, escalating 1.0% annually, and a usage-based charge.

The following table summarizes open purchase and service commitments as of June 30, 2026 (in thousands), which reflects the minimum fee only and does not include variable incremental amounts:

Year ending December 31,	Inventory purchase commitments	Capital commitments	Argon recovery services minimum	Total
2026 (six months)	$3,621	$6,108	$—	$9,729
2027		1,777	196	1,973
2028		—	296	296
2029		—	299	299
2030		—	302	302
Thereafter		—	3,639	3,639
Total	$3,621	$7,885	$4,732	$16,238

Note 14. Indebtedness

Long-term debt consisted of the following (in thousands):

	June 30, 2026	December 31, 2025
EXIM Bank loan (gross principal)	$22,367	$16,926
Unamortized debt discount	(2,238)	(1,764)
Unamortized debt issuance costs	(556)	(226)
Total debt, net (carrying value)	$19,573	$14,936

During the six months ended June 30, 2026, the Company received $4.8 million of gross cash proceeds from loan disbursements under the EXIM Bank Credit Agreement, partially offset by debt issuance costs of $0.2 million. The change in unamortized debt issuance costs from December 31, 2025 primarily reflects debt issuance costs incurred in connection with the June 2026 amendment to the EXIM Bank Credit Agreement, partially offset by amortization of debt issuance costs to interest expense. See Note 14 — Indebtedness to the audited consolidated financial statements for the terms of the facility, including the fixed interest rate, the EXIM Bank exposure fee, the guarantees and security, the financial covenants and the principal repayment schedule, and for the terms of the June 2026 amendment. There have been no other material changes to the Company’s indebtedness during the period.

See Note 19 — Fair Value Measurements for the estimated fair value of the EXIM term loan.

Note 15. Interest Expense

Interest expense was $0.7 million and less than $0.1 million for the six months ended June 30, 2026 and 2025, respectively. Interest expense for the six months ended June 30, 2026 comprised contractual interest on the EXIM Bank term loan of $0.5 million and amortization of debt discount and debt issuance costs of $0.2 million.

Note 16. Stock-Based Compensation

Stock-based compensation expense was as follows for the six months ended June 30 (in thousands):

Six months ended June 30,	2026	2025
Stock-based compensation expense	$1,694	$1,064
Incremental expense recognized in connection with the Scheme	—	—
Tax benefit recognized in net earnings	—	—

The following table presents stock option activity for the six months ended June 30, 2026:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term	Aggregate intrinsic value
Outstanding at January 1, 2026	1,693,140	$7.04
Granted	410,776	$8.63
Exercised	(1,275)	$7.42
Cancelled / forfeited	(20,423)	$7.48
Effect of redomiciliation currency conversion (grant-date historical rates → 0.7004)	—	$0.45
Outstanding at June 30, 2026	2,082,218	$8.03	6.59	$976,750
Exercisable at June 30, 2026	878,204	$8.02	5.93	$565,640

On June 22, 2026, in connection with the redomiciliation, the exercise price of each outstanding option was converted from Australian dollars into U.S. dollars at the prevailing exchange rate of US$0.7004 per A$1.00 on the implementation date (presented as a separate line in the table above). No other terms of the awards, including the number of options, vesting conditions and contractual expiration dates, were modified.

The Company evaluated this currency conversion as a modification of share-based payment awards in accordance with ASC 718-20-35-3. The fair value of the modified awards was calculated using the Black-Scholes-Merton option pricing model, applying consistent assumptions immediately before and immediately after the modification, with the pre-modification calculation using Australian dollar-denominated inputs and the post-modification calculation using United States dollar-denominated inputs converted at the spot exchange rate on the Implementation Date. The Company determined that the fair value of the modified awards did not exceed the fair value of the original awards for any of the affected grants. Accordingly, no incremental compensation cost was recognized in connection with the Scheme, and the Company continues to recognize the original grant-date fair value of unvested awards over each tranche’s remaining requisite service period.

The weighted-average grant-date fair value of options granted during the six months ended June 30, 2026 was $5.44 per option ($5.74 per option for the six months ended June 30, 2025). The Company estimated the fair value of these options using the Black-Scholes-Merton option-pricing model, applying the same methodology described in Note 16 to our audited consolidated financial statements for the year ended December 31, 2025, with assumptions relating to share price, expected volatility, expected term, risk-free interest rate, and expected dividend yield determined by reference to the grants made in each period.

As of June 30, 2026, total unrecognized stock-based compensation expense was $3.9 million, which is expected to be recognized over a weighted-average period of 1.88 years.

Options to acquire 50,000 shares of common stock issued to the Company’s lead manager in connection with capital raises remain outstanding at June 30, 2026 (exercise price of $14.01 per share, expiring in 2027) and are excluded from the table above; their grant-date fair value was recognized as a reduction of the related issuance proceeds.

Note 17. Common Stock

Common stock. As of June 30, 2026, the Company had 150,000,000 shares of common stock authorized and 23,833,180 shares issued and outstanding, par value $0.00001 per share. The Company’s shares trade on the ASX in the form of CHESS Depositary Interests (“CDIs”), with 40 CDIs representing one share of common stock. CDIs are held through CHESS Depositary Nominees Pty Ltd (“CDN”), which holds the underlying shares as nominee for CDI holders.

Fractional shares. Because Delaware law does not permit the issuance of fractional shares, the Company issued an additional 38 CDIs on the implementation date of the scheme of arrangement undertaken by the Company’s predecessor (Amaero Ltd) with its shareholders to a fractional holder account maintained by the Company, given such shareholders’ entitlements resulting from the 40-to-1 CDI-to-share ratio would have otherwise produced a fractional share. As a result, of the 953,327,200 CDIs issued and outstanding, 953,327,162 are held by the Company’s shareholders and 38 are held by the Company (representing 0.95 of one share held by CDN).

Note 18. Warrants and Restricted Stock Units

At June 30, 2026, 642,049 warrants were outstanding. During the six months ended June 30, 2026, 34,897 warrants were exercised on both a cash and a cashless (net) basis, resulting in the issuance of 18,390 shares of common stock. The cash exercises generated $0.1 million of cash proceeds. The cashless exercises resulted in the net issuance of shares and generated no cash proceeds.

No restricted stock units, whether vested or unvested, remained outstanding at December 31, 2025 or June 30, 2026. All previously granted restricted stock units had vested and settled or been forfeited prior to December 31, 2025. No restricted stock units were granted during the six months ended June 30, 2026. Restricted stock unit activity in prior periods was not material to the financial statements (see Note 18 — Warrants and Restricted Stock Units to the audited consolidated financial statements).

Note 19. Fair Value Measurements

The following table presents the Company’s assets measured at fair value on a recurring basis (in thousands):

	June 30, 2026	December 31, 2025
Assets	Fair Value (Level 1)	Fair Value (Level 1)
Money market funds	$8,885	$27,347
Total assets	$8,885	$27,347

The following table presents the carrying amount and estimated fair value of the Company’s debt as of June 30, 2026 (in thousands):

June 30, 2026
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Liabilities
Debt, net of issuance costs	$(19,573)	$(19,552)	$—	$—	$(19,552)

The following table presents the carrying amount and estimated fair value of the Company’s debt as of December 31, 2025 (in thousands):

December 31, 2025
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Liabilities
Debt, net of issuance costs	$(14,936)	$(15,226)	—	—	$(15,226)

The fair value of the EXIM term loans was estimated using a discounted cash flow analysis of the remaining contractual cash flows at an 8.0% market-participant discount rate and is classified within Level 3 of the fair value hierarchy.

The Company had no assets or liabilities measured at fair value on a recurring basis using significant unobservable (Level 3) inputs at June 30, 2026 or December 31, 2025, and there were no transfers between levels of the fair value hierarchy during the six months ended June 30, 2026 or 2025. The only assets measured at fair value on a recurring basis are money market funds, which are classified within Level 1. The EXIM term loan is carried at amortized cost and is not measured at fair value; the Level 3 classification above relates only to the fair value disclosed for that instrument.

Note 20. Segment Information

The Company operates as a single reportable segment. The Company’s Chief Executive Officer is the Chief Operating Decision Maker (“CODM”), and the measure of segment profit or loss regularly reviewed by the CODM is consolidated net loss. There have been no changes from the audited consolidated financial statements in the Company’s determination of its single operating and reportable segment, the identity of the CODM, the measure of segment profit or loss, the significant segment expenses reviewed by the CODM (which are the expense line items presented on the face of the condensed consolidated statements of operations), or the measure of segment assets (total assets). See Note 4 to the audited consolidated financial statements.

For the six months ended June 30, 2026, the measure of segment profit or loss (consolidated net loss) of $13.4 million equaled consolidated loss from continuing operations before income taxes, as there was no income tax expense or benefit and no discontinued operations in the period. For the six months ended June 30, 2025, consolidated net loss of $8.7 million reconciles to consolidated loss from continuing operations before income taxes of $8.9 million by $0.2 million of income from discontinued operations, net of tax. There was no income tax expense or benefit in that period.

Note 21. Discontinued Operations

The following table presents the results of discontinued operations (in thousands):

Six months ended June 30,	2026	2025
Income (loss) from discontinued operations, net of tax	$—	$170

No assets, liabilities, revenues, or operating activities remain associated with the discontinued operations as of June 30, 2026.

Note 22. Subsequent Events

The Company has evaluated subsequent events through August 28, 2026, the date these condensed consolidated financial statements were issued and has identified no matters requiring disclosure, other than as described elsewhere in these notes and the following:

EXIM Bank Credit Agreement. In July 2026, the Company drew the remaining approximately $3.3 million in net proceeds available under the EXIM Bank Credit Agreement, as amended, and as of July 31, 2026 the facility was fully drawn (see Note 14).

U.S. Department of War. In July 2026, we entered into a thirteen-month research and development contract with the U.S. Department of War (the “DoW”) valued at approximately $4.5 million for the development of affordable alternative refractory powders. Under the agreement we, in consultation with the DoW, U.S. national laboratories, and defense and space prime contractors, will select, atomize, and test manufacturing parts for two alternative high-temperature development refractory alloys.

Through and including , 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

3,883,496 shares

AMAERO INC.

Common Stock

PROSPECTUS

Joint Bookrunning Managers

Baird	Lake Street

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all expenses to be paid by us in connection with this registration statement and the listing of our common stock, other than underwriting discounts and commissions. All amounts shown are estimates except for the Securities and Exchange Commission (“SEC”), registration fee, the Financial Industry Regulatory Authority (“FINRA”), filing fee and the exchange listing fee.

Amount Paid or to be Paid
SEC registration fee	$8,360
FINRA filing fee	9,581
Stock exchange listing fee	325,000
Printing and engraving expenses	255,000
Legal fees and expenses	1,790,000
Accounting fees and expenses	237,250
Transfer agent and registrar fees and expenses	6,782
Miscellaneous expenses	268,027
Total	$2,900,000

* To be provided by amendment.

Item 14. Indemnification of Directors and Officers

Section 145 of the DGCL authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

Our certificate of incorporation contains provisions that limit the liability of our directors and certain of our officers for monetary damages to the fullest extent permitted by the DGCL. Consequently, neither our directors nor officers will be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors or officers, to the fullest extent permitted by law, except liability for the following:

•
any breach of their duty of loyalty to our company or our stockholders;
•
any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•
for our directors, unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL;
•
any transaction from which they derived an improper personal benefit; or
•
for our officers, any action by or in the right of the corporation.

Any amendment, repeal or elimination of these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment, repeal or elimination. If the DGCL is amended to provide for further limitations on the personal liability of directors or officers of corporations, then the personal liability of our directors and officers will be further limited to the greatest extent permitted by the DGCL.

In addition, our bylaws provide that we will indemnify our directors and officers, and may indemnify our employees, agents and any other persons, to the fullest extent permitted by the DGCL. Our bylaws also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements require us to, among other things, indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also generally require us to advance all expenses reasonably and actually incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions in our certificate of incorporation, bylaws and the indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against our directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors or officers, or is or was one of our directors or officers serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non‑employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), or otherwise.

Item 15. Recent Sales of Unregistered Securities

Since January 1, 2023, we have issued the following unregistered securities:

On June 22, 2026, we completed the Redomiciliation, in which, pursuant to the Scheme:

•
each shareholder in Amaero Ltd received the equivalent of one CDI for each ordinary share they owned in Amaero Ltd in exchange for the Company acquiring 100% of the ordinary shares of Amaero Ltd, resulting in the Company issuing a total of 953,327,200 CDIs, representing an aggregate of 23,833,180 shares of the Company’s common stock; and
•
each outstanding option and warrant to purchase an ordinary share in Amaero Ltd was cancelled in exchange for the Company granting an option or warrant to purchase a CDI in the Company on a one-for-one basis, resulting in the Company granting 110,970,672 options or warrants to purchase CDIs representing an aggregate of 2,774,267 shares of common stock pursuant to the Plan.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering under the Securities Act. We believe the offers, sales and issuances of the above securities were exempt from registration under the Securities Act (or Regulation D or Regulation S promulgated thereunder) by virtue of (i) Section 3(a)(10) of the Securities Act because such securities were issued in exchange for outstanding securities, where the terms and conditions of such issuance and exchange are approved, after a fairness hearing or (ii) in reliance on Rule 701 because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits

(a) Exhibits

See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S‑1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the accompanying notes.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)
For the purpose of determining any liability under the Securities Act, each post‑effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement
3.1*	Certificate of Incorporation of the registrant, as currently in effect and to be in effect upon completion of this offering
3.2*	Bylaws of the registrant, as currently in effect and to be in effect upon completion of this offering
4.1*	Registration Rights Agreement by and between the registrant and Pegasus Growth Capital Fund I, L.P., dated August 10, 2026
4.2*	Scheme Implementation Deed, dated February 23, 2026, as amended
4.3*	Description of the Terms of the Non-Listed Options (Warrants)
5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
10.1*	Form of Director and Executive Officer Indemnification Agreement
10.2*	2026 Equity Incentive Plan and related form agreements
10.3*	Amaero Inc. Employee Incentive Plan, as amended, and related form agreements
10.4*	Non-Employee Director Compensation Policy
10.5	Amended and Restated Executive Employment Agreement between the registrant and Hank J. Holland, dated October 7, 2026
10.6*	Offer Letter between Amaero Advanced Materials and Manufacturing, Inc. and Eric Bono, dated August 21, 2023
10.7*	Employment Letter between Amaero Advanced Materials and Manufacturing, Inc. and Brett Paduch, dated June 27, 2025, as amended
10.8*	Amaero Inc. Executive Incentive Compensation Plan
10.9^

Credit Agreement, by and among Amaero Advanced Materials & Manufacturing Inc., Export-Import Bank of the United States, and the registrant’s subsidiaries as guarantors, dated February 25, 2025, as further amended by the First Amendment, Consent, Waiver, and Joinder to Credit Agreement, dated June 11, 2026, as amended by the Second Amendment to Credit Agreement, dated October 7, 2026.

10.10^*	Commercial/Industrial Building Lease, between Amaero Advanced Material & Manufacturing Inc. and Spring Branch, LLC, dated July 12 2023, as amended
10.11^*	Master Purchasing Agreement by and between Amaero Advanced Materials and Manufacturing, Inc. and Continuum Powders Corporation, dated April 8, 2026, as amended by Amendment No. 1 on May 8, 2026
16.1*	Change in Certifying Accountant Letter
21.1*	List of subsidiaries of the registrant
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in the opinion filed as Exhibit 5.1 herewith)
24.1*	Power of Attorney (included on the signature page of the initial filing of this registration statement)
107	Filing Fee Table

^ Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

* Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of McDonald, State of Tennessee, on October 8, 2026.

AMAERO INC.

By:	/s/ Hank J. Holland
Hank J. Holland
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Hank J. Holland	Chief Executive Officer, President, and Executive	October 8, 2026
Hank J. Holland	Chairman (Principal Executive Officer)

/s/ Brett Paduch	Chief Financial Officer and Secretary	October 8, 2026
Brett Paduch	(Principal Financial and Accounting Officer)

*	Director	October 8, 2026
Omer Granit

*	Director	October 8, 2026
Tim Johnson

*	Director	October 8, 2026
Robert Latta

*	Director	October 8, 2026
Erik Levy

*By:	/s/ Hank J. Holland
Hank J. Holland
Attorney-in-fact